UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 5, 2022

ARES ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39972	98-1538872
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor
New York, New York	10167
(Address of principal executive offices)	(Zip Code)

(310) 201-4100 (Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On December 5, 2022 (the “Signing Date”), Ares Acquisition Corporation, a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“AAC”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), among AAC, X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”) and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust (the “Trust”), IBX Company Opportunity Fund 1, LP, a Delaware limited partnership (“IBX Fund 1”), IBX Company Opportunity Fund 2, LP, a Delaware limited partnership (“IBX Fund 2”), IBX Opportunity GP, Inc., a Delaware corporation (“IBX GP”), GM Enterprises LLC, a Delaware limited liability company (“GM Enterprises” and, together with the Trust, IBX Fund 1, IBX Fund 2, IBX GP and GM Enterprises, each, a “Series A Party” and collectively, the “Series A Parties”), and X-Energy Management, LLC, a Delaware limited liability company (“Management LLC”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” AAC and X-energy are individually referred to as a “Party” and, collectively, the “Parties.”

Following the time of the closing (the “Closing,” and the date on which the Closing occurs, the “Closing Date”) of the Business Combination, the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by X-energy. The combined company’s business will continue to operate through X-energy and its subsidiaries. In connection with the Closing, AAC will change its name to “X-Energy, Inc.” (such company after the Closing, “New X-energy”).

The Business Combination Agreement and the Business Combination were approved by the boards of directors of each of AAC (including, in the case of the AAC, the special committee of the board of directors (the “Special Committee”)) and X-energy.

The Business Combination is expected to close in the second quarter of 2023, following the receipt of the required approval by AAC’s shareholders and the fulfillment of other customary closing conditions.

The Domestication

AAC will, subject to obtaining the required shareholder approvals and at least one day prior to the Closing Date, deregister as a Cayman Islands exempted company and transfer by way of continuation to and domesticate as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

Immediately prior to the Domestication, each of the then issued and outstanding Class B ordinary shares of AAC, par value $0.0001 per share (each, a “Cayman Class B Share”), will convert automatically, on a one-for-one basis, into a Class A ordinary share of AAC, par value $0.0001 per share (each, a “Cayman Class A Share”) (the “Sponsor Share Conversion”). In connection with the Domestication: (i) each of the then issued and outstanding Cayman Class A Shares will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of AAC (after the Domestication) (the “New X-energy Class A Common Stock”); (ii) each of the then issued and outstanding warrants representing the right to purchase one Cayman Class A Share will convert automatically into a warrant to acquire one share of New X-energy Class A Common Stock pursuant to the related warrant agreement (each warrant, a “New X-energy Warrant”); and (iii) each of the then issued and outstanding units of AAC will be canceled and each holder will be entitled to one share of New X-energy Class A Common Stock and one-fifth of one New X-energy Warrant.

The Recapitalization

Immediately prior to the Closing, X-energy will effectuate a recapitalization (the “Recapitalization”) whereby all outstanding equity securities of X-energy will be converted or exchanged into common units (each, an “X-energy Common Unit” and collectively, the “X-energy Common Units”) and unvested earn out units (each, an “Earn Out Unit” and collectively, the “Earn Out Units”), as applicable.

The Business Combination and Consideration

In connection with the Closing:

(i)

X-energy and AAC will enter into an amended and restated Limited Liability Company Operating Agreement of X-energy (the “A&R Operating Agreement”), to, among other things, permit the issuance and ownership of the post-Recapitalization equity of X-energy as contemplated by the Business Combination Agreement and to admit AAC as the managing member of X-energy; and

(ii)

AAC will file with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation (the “A&R Charter”). The A&R Charter will, among other things, set forth the rights and preferences of the equity interests of New X-energy. In particular, the A&R Charter will provide that (i) each share of New X-energy Class A Common Stock will have one vote per share and economic rights, (ii) each share of Class B common stock of New X-energy, par value $0.0001 per share (“New X-energy Class B Common Stock”), will have one vote per share and no economic rights, (iii) each share of Class C common stock of New X-energy, par value $0.0001 per share (“New X-energy Class C Common Stock”), will have ten votes per share and no economic rights and (iv) each share of Class D common stock of New X-energy, par value of $0.0001 per share (“New X-energy Class D Common Stock”), will have ten votes per share and economic rights.

Pursuant to the Business Combination Agreement, New X-energy will issue or cause to be issued to: (a) each member of X-energy (each, a “Member” and collectively, the “Members”), a number of shares of New X-energy Class B Common Stock or New X-energy Class C Common Stock, as applicable, in each case, equal to the number of X-energy Common Units held by such Member as of and on the Closing Date, in exchange for the payment to New X-energy by such Member of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the New X-energy Class B Common Stock or New X-energy Class C Common Stock, as applicable) (the “X-energy Equity Holders Subscription Amount”), pursuant to individual subscription agreements to be entered into between each X-energy equityholder and New X-energy; (b) Management LLC, a number of shares of New X-energy Class A Common Stock and Unvested Earn Out Shares (as defined below) to be issued pursuant to a contribution agreement (the “Contribution Agreement”); and (c) each Series A Party, a number of shares of New X-energy Class D Common Stock to be issued pursuant to the Contribution Agreement.

The aggregate consideration to be received in respect of the Business Combination by the Members and any other holders of equity securities of X-energy (excluding the holders of any equity securities that by their terms will not convert into X-energy Common Units at or prior to the Closing) shall be equal to the Aggregate Consideration (as defined in the Business Combination Agreement), the Earn Out Units and, following consummation of the transactions contemplated by the Contribution Agreement (including the contribution of an equal number of Earn Out Units to AAC), the shares of New X-energy Class A Common Stock issued to Management LLC pursuant to the Contribution Agreement that will, following issuance, be subject to vesting and potential forfeiture on the same terms as the Sponsor Earn Out Securities (as defined below) (the “Unvested Earn Out Shares”).

Pursuant to the Business Combination Agreement, AAC will contribute to X-energy an amount in cash (the “Available Closing Cash”) equal to the sum of (without duplication): (a) all amounts in the AAC trust account, less (i) amounts required for the redemptions of Cayman Class A Shares by AAC’s current shareholders and (ii) transaction expenses of X-energy and AAC, plus (b) the aggregate proceeds, if any, actually received by AAC from the PIPE Investment (as defined in the Business Combination Agreement), plus (c) all other cash and cash equivalents of AAC, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date, plus (d) the X-energy Equity Holders Subscription Amount in exchange for: (x) a number of X-energy Common Units equal to the number of shares of New X-energy Class A Common Stock outstanding as of the Closing; (y) a number of warrants of X-energy (the “X-energy Warrants”) equal to the number of New X-energy Warrants outstanding as of the Closing; and (z) if applicable, a number of securities issued by X-energy to AAC having terms and provisions substantially similar to the terms and provisions of any Alternative Financing Securities (as defined in the Business Combination Agreement) equal to the number of corresponding Alternative Financing Securities outstanding as of the Closing.

Member Earn-Out

As part of the Recapitalization, up to 25,000,000 Earn Out Units will be earned, released and delivered upon satisfaction of the following milestones: (i) 12,500,000 Earn Out Units will vest to the Members and, solely with respect to the Earn Out Units held by AAC following the consummation of the transactions contemplated by the Contribution Agreement, AAC, if, within the Earn Out Period (as defined below), the volume weighted average closing sale price of New X-energy Class A Common Stock equals or exceeds $12.50 per share for a period of at least twenty days out of thirty consecutive trading days ending on the trading day immediately prior to the date of determination (“Triggering Event I”); and (ii) 12,500,000 Earn Out Units will vest to the Members and, solely with respect to the Earn Out Units held by AAC following the consummation of the transactions contemplated by the Contribution Agreement, AAC, if, within the Earn Out Period, the volume weighted average closing sale price of New X-energy Class A Common Stock equals or exceeds $15.00 per share for a period of at least twenty days out of thirty consecutive trading days ending on the trading day immediately prior to the date of determination (“Triggering Event II”).

If, following the Closing and prior to the third anniversary of the Closing, there is a Change of Control (as defined in the Business Combination Agreement), then Triggering Event I and Triggering Event II shall be deemed to occur and the Earn Out Units shall vest to the Members and, solely with respect to the Earn Out Units held by AAC following the consummation of the transactions contemplated by the Contribution Agreement, AAC. If a Change of Control occurs following the third anniversary of the Closing and prior to the expiration of the Earn Out Period that results in the holders of New X-energy Class A Common Stock receiving a per share price greater than or equal to $12.50 or $15.00, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously paid, then Triggering Event I or Triggering Event II will be deemed to have occurred, as applicable, and the Earn Out Units shall vest to the Members and, solely with respect to the Earn Out Units held by AAC following the consummation of the transactions contemplated by the Contribution Agreement, AAC.

Upon the vesting of any Earn Out Units, each of the applicable Members will be issued an equal number of shares of New X-energy Class B Common Stock or New X-energy Class C Common Stock, as applicable, in exchange for the payment to New X-energy of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of such New X-energy Class B Common Stock or New X-energy Class C Common Stock, as applicable).

The “Earn Out Period” means the time period beginning on the Closing Date and ending on the date that is the five-year anniversary of the Closing Date (inclusive of the first and last day of such period).

Governance

The Parties have agreed to take all necessary action, including causing the current directors of AAC to resign, so that effective at the Closing, the board of directors of New X-energy (the “New X-energy Board”) will consist of a number of individuals (appointed in accordance with New York Stock Exchange (“NYSE”) rules) not to exceed nine individuals in the aggregate. Subject to the terms of AAC’s organizational documents, the A&R Charter and the bylaws of New X-energy upon Domestication, AAC and X-energy shall take all such action within their power as may be necessary or appropriate such that immediately following the Closing Date, the New X-energy Board shall initially include such director nominees to be designated by X-energy pursuant to written notice to be delivered to X-energy as soon as reasonably practicable following the Signing Date, in each case, subject to X-energy’s obligations under the definitive documentation with respect to the issuance and sale of X-energy’s Series C-2 Convertible/Exchangeable Promissory Notes pursuant to the Securities Purchase Agreement, dated on or about the Signing Date, by and among X-energy and the investors party to such agreement (the “Funded Permitted Financing”). Such obligations include the nomination to the New X-energy Board of two directors designated by the Investor (as defined below), with the election of such individuals to be effective upon the Closing.

Representations and Warranties; Covenants

The Parties have made customary representations, warranties, and covenants in the Business Combination Agreement, including, among others, covenants with respect to the conduct of AAC and X-energy prior to the Closing Date. In addition, AAC has agreed to adopt an equity incentive plan prior to the Closing Date, as described in the Business Combination Agreement.

In connection with the foregoing, AAC, through its board of directors and the Special Committee, shall recommend to AAC’s shareholders the approval of the Transaction Proposals (as defined below). Notwithstanding the foregoing, at any time prior to, but not after, receipt of the approval of the Transaction Proposals by AAC’s shareholders, the board of directors of AAC and the Special Committee may withdraw, amend, qualify or modify its recommendation to AAC’s shareholders that they vote in favor of the Transaction Proposals (a “Modification in Recommendation”), if they shall have concluded in good faith, after consultation with their outside legal advisors and financial advisors, that the failure to make a Modification in Recommendation would be a breach of their fiduciary duties under applicable law. AAC’s obligations to establish a record date for, duly call, give notice of, convene and hold an extraordinary general meeting of AAC’s shareholders shall not be affected by any Modification in Recommendation.

Conditions to Each Party’s Obligations

The obligations of AAC and X-energy to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions, including without limitation: (i) the adoption or approval, as applicable, by AAC’s shareholders (the “AAC Shareholder Approval”) of: (A) the Business Combination Agreement in accordance with applicable law and exchange rules and regulations; (B) the Domestication; (C) the A&R Charter and the bylaws of New X-energy upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing; (D) approval of the issuance of shares of New X-energy Common Stock (as defined in the Business Combination Agreement) as required by NYSE listing rules; (E) the adoption by AAC of the Equity Incentive Plan (as defined in the Business Combination Agreement); (F) the election of members of the New X-energy Board; (G) any other proposals as the U.S. Securities and Exchange Commission (the “SEC”) (or staff members of the SEC and NYSE) may indicate are necessary in its comments to the registration statement on Form S-4 (the “Registration Statement”) to be filed by AAC or correspondence; (H) adoption and approval of any other proposals as reasonably and mutually agreed to by the Parties to be necessary or appropriate in connection with the Business Combination; and (I) adjournment of AAC’s shareholders’ meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, any of the foregoing (such proposals in clauses (A) through (H), together, the “Transaction Proposals”); (ii) any applicable waiting period or any extension of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (and the rules and regulations promulgated under such Act) in respect of the Business Combination being expired or earlier terminated, and all other consents of (or filings or registrations with) any governmental authority required in connection with the execution, delivery and performance of the Business Combination Agreement being obtained, expired or otherwise terminated, as applicable; (iii) the Registration Statement becoming effective; (iv) conditional approval of the listing of the New X-energy Class A Common Stock on the NYSE, subject to satisfaction of the round lot holders requirement for initial listing; (v) the accuracy of the representations and warranties of each Party and the performance of the covenants and agreements of the Parties subject, in each case, to customary standards; and (vi) the completion of the Domestication.

The obligations of X-energy to consummate the Business Combination are also subject to the Available Purchaser Closing Cash (as defined in the Business Combination Agreement) being no less than an amount equal to $120,000,000 minus the aggregate amounts actually funded in connection with one or more capital raising transactions entered into on or after the Signing Date and prior to January 15, 2023 on substantially the same terms as the Funded Permitted Financing.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, (i) by mutual written consent of AAC and X-energy; (ii) by AAC or X-energy if the Closing has not occurred on or before February 4, 2023 (or such later date if any extension to the deadline by which AAC must complete an initial business combination is approved by AAC’s shareholders); (iii) by X-energy, if at any time prior to the receipt of AAC Shareholder Approval, the board of directors of AAC or the Special Committee has amended, qualified, withdrawn or modified its recommendation to AAC’s shareholders that they vote in favor of the Transaction Proposals; and (iv) by X-energy if the AAC Shareholder Approval is not obtained by AAC after the conclusion of the extraordinary general meeting of AAC’s shareholders held for the purpose of voting on the Transaction Proposals.

The foregoing description of the Business Combination Agreement, the Business Combination and the related transactions does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated by reference in this Current Report on Form 8-K. The Business Combination Agreement contains representations, warranties and covenants that the Parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about AAC or X-energy. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the Parties, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions of such representations, warranties, covenants and agreements, as characterizations of the actual state of facts or condition of any Party. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in AAC’s public disclosures.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, AAC entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”) with X-energy, Ares Acquisition Holdings LP (the “Sponsor”) and each of AAC’s independent directors (the “AAC Independent Directors,” collectively with the Sponsor, the “Purchaser Support Parties”), pursuant to which the Purchaser Support Parties agreed to, among other things: (i) vote in favor of adoption of the Transaction Proposals; (ii) vote against any Alternative Transaction (as defined in the Business Combination Agreement) and any merger agreement or merger other than the Transaction Proposals, the Business Combination Agreement and the Business Combination; (iii) vote against any change in the business, management or board of directors of AAC (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or ancillary agreements); and (iv) vote against any proposal, action or agreement that would: (A) impede, interfere, frustrate, prevent or nullify any provision of the Sponsor Support Agreement, the Business Combination Agreement or the Business Combination; (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of AAC under the Business Combination Agreement; (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled; (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Purchaser Support Party in the Sponsor Support Agreement; or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, AAC. Each officer and director of AAC previously entered into a letter agreement with AAC in connection with AAC’s initial public offering, pursuant to which they agreed to vote any AAC ordinary shares held by them in favor of the Business Combination. If at any time following the Signing Date and until the termination of the Business Combination Agreement, the board of directors of AAC and the Special Committee effect a Modification in Recommendation, then the obligations to vote or consent in accordance with the foregoing clauses (i)-(iv), (x) with respect to the Purchaser Support Parties other than the Sponsor, shall cease to apply and (y) with respect to the Sponsor, shall automatically be deemed to be modified such that the Sponsor will vote or provide its consent with respect to its Cayman Class B shares in the same proportion to the votes cast or consent provided, as applicable, of AAC’s public shareholders.

Pursuant to the Sponsor Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement and the liquidation of X-energy, no Purchaser Support Party shall (subject to limited and customary exceptions), without the prior written consent of X-energy: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Cayman Class B Shares or Cayman Purchaser Warrants (together, the “Sponsor Subject Securities”); (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Sponsor Subject Securities; (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clauses (i) or (ii).

Pursuant to the Sponsor Support Agreement, each Purchaser Support Party agreed to waive, subject to the consummation of the Business Combination, all anti-dilution rights with respect to the rate that the Cayman Class B Shares convert into the Cayman Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

In addition, pursuant to the Sponsor Support Agreement, a certain number of each Purchaser Support Party’s respective pro rata share of the Sponsor Subject Securities shall be surrendered to AAC for cancellation. During the Earn Out Period, fifty percent (50%) of the remaining (a) shares of Class A Common Stock of AAC following the Domestication (the “Domesticated AAC Class A Common Stock”) and (b) warrants to acquire one share of Domesticated AAC Class A Common Stock (clauses (a) and (b), collectively, the “Sponsor Earn Out Securities”) held by the Purchaser Support Parties will vest as follows: (i) upon the occurrence of Triggering Event I, fifty percent (50%) of the Sponsor Earn Out Securities will vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s respective pro rata share; and (ii) upon the occurrence of Triggering Event II, fifty percent (50%) of the Sponsor Earn Out Securities will vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s respective pro rata share. If, following the Closing and prior to the third anniversary of the Closing, there is a Change of Control, Triggering Event I and Triggering Event II shall be deemed to occur and the Sponsor Earn Out Securities shall vest. If a Change of Control occurs following the third anniversary of the Closing and prior to the expiration of the Earn Out Period that results in the holders of New X-energy Class A Common Stock receiving a per share price greater than or equal to $12.50 or $15.00, respectively, then immediately prior to the consummation of such Change of Control, to the extent not previously paid, Triggering Event I or Triggering Event II will be deemed to have occurred, as applicable, and the Sponsor Earn Out Securities shall vest. The per share price received by the holders of New X-energy Class A Common Stock shall be based on the value of the cash, securities or in-kind consideration being delivered in respect of such New X-energy Class A Common Stock, as determined in good faith by the New X-energy Board. Such per share price shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, including any dividend or distribution of securities convertible into New X-energy Class A Common Stock, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to New X-energy Class A Common Stock occurring on or after the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.1, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Member Support Agreement

Concurrently with the execution of the Business Combination Agreement, certain Members entered into the Member Support Agreement (the “Member Support Agreement”), pursuant to which such Members have agreed to, among other things, vote (or act by written consent): (a) to approve and adopt the Business Combination Agreement and the consummation of the Business Combination, including the Recapitalization; (b) against any Alternative Transaction or any proposal relating to an Alternative Transaction; (c) against any merger agreement or merger (other than the Business Combination Agreement and the Business Combination), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by X-energy; (d) against any change in the business, management or board of directors of X-energy (other than pursuant to the Business Combination Agreement or the ancillary agreements); and (e) against any proposal, action or agreement that would: (A) impede, interfere, frustrate, prevent or nullify any provision of the Member Support Agreement, the Business Combination Agreement or the Business Combination; (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of X-energy under the Business Combination Agreement; (C) result in any of the closing conditions of the Business Combination Agreement not being fulfilled; (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Member contained in the Member Support Agreement; or (E) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, X-energy.

Pursuant to the Member Support Agreement, until the earliest of the Closing, termination of the Business Combination Agreement and the liquidation of X-energy, no Member party to the Member Support Agreement shall (subject to limited and customary exceptions), without the prior written consent of X-energy and AAC: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Company Units (as defined in the Business Combination Agreement); (ii) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Company Units; (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clauses (i) or (ii).

In addition, each Member party to the Member Support Agreement has agreed not to commence, join in, facilitate, assist or encourage, and has agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against AAC, X-energy or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of the Member Support Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Member Support Agreement, the Business Combination Agreement or the Business Combination.

The foregoing description of the Member Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of Member Support Agreement, a copy of which is included as Exhibit 10.2, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Tax Receivable Agreement

At the Closing, New X-energy will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with X-energy and certain members of X-energy (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, among other things, New X-energy will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the increases in tax basis resulting from any exchange of X-energy Common Units for New X-energy Class A Common Stock or cash in the future, certain existing tax attributes and certain other tax benefits arising from payments under the Tax Receivable Agreement. In certain cases, New X-energy’s obligations under the Tax Receivable Agreement may accelerate and become due and payable, based on certain assumptions, upon a change in control and certain other termination events, as defined in the Tax Receivable Agreement.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Tax Receivable Agreement, a copy of which is included as Exhibit D to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

A&R Operating Agreement

In connection with the Business Combination, X-energy will amend and restate its limited liability company agreement by adopting the A&R Operating Agreement. The A&R Operating Agreement will (i) permit the issuance and ownership of the post-Recapitalization equity of X-energy as contemplated by the Business Combination Agreement and (ii) admit AAC as the managing member of X-energy. The Members will control New X-energy immediately after the Closing by virtue of their ownership of New X-energy Class B Common Stock, New X-energy Class C Common Stock, and New X-energy Class D Common Stock, as applicable.

The foregoing description of the A&R Operating Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of A&R Operating Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Lock-Up Agreements

Sponsor Lock-Up Agreement

At the Closing, the Purchaser Support Parties and New X-energy will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Purchaser Support Parties and its permitted assigns will agree not to, without the prior written consent of the New X-energy Board, prior to the date that is one year after the Closing Date (the “Lock-Up Period”): (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act (as defined in the Business Combination Agreement) with respect to: (a) any shares of New X-energy Class A Common Stock the Purchaser Support Parties received upon conversion of its Cayman Class B Shares in connection with the Domestication; and (b) New X-energy Warrants received upon conversion of its AAC private placement warrants in connection with the Domestication (or the shares of New X-energy Class A Common Stock issuable upon exercise of such warrants) (the securities specified in clauses (a) and (b), collectively, the “Sponsor Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Sponsor Lock-Up Shares; (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clauses (i) or (ii). The Sponsor Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members or the exercise of certain stock options and warrants.

X-energy Lock-Up Agreement

At the Closing, New X-energy, certain equityholders of X-energy (the “Lock-Up Holders”) will enter into a Lock-Up Agreement (the “X-energy Lock-Up Agreement”), pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the New X-energy Board, prior to the Lock-Up Period: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to: (a) any shares of New X-energy Class A Common Stock; or (b) any securities convertible into, or exercisable, redeemable or exchangeable for, New X-energy Class A Common Stock held by such holder immediately after the consummation of the Business Combination (the shares of New X-energy Class A Common Stock and securities specified in clauses (a) and (b), collectively, the “Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares; (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clauses (i) or (ii). The X-energy Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members or the exercise of certain stock options and warrants.

The foregoing description of each of the Sponsor Lock-Up Agreement and X-energy Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the form of Sponsor Lock-Up Agreement, a copy of which is included as Exhibit F-1 to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K and (ii) the form of X-energy Lock-Up Agreement, a copy of which is included as Exhibit F-2 to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Amended and Restated Registration Rights Agreement

At the Closing, AAC, the Sponsor and certain securityholders of X-energy will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which, among other things, the Sponsor and such other securityholders will be granted certain customary registration rights, on the terms and subject to the conditions in the A&R Registration Rights Agreement, with respect to securities of New X-energy that they will hold following the Business Combination.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of A&R Registration Rights Agreement, a copy of which is included as Exhibit E to the Business Combination Agreement (attached as Exhibit 2.1), and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Commitment Letter

On December 5, 2022, AAC and X-energy entered into a commitment letter (the “Commitment Letter”) with AAC Holdings II LP (the “Investor”), an affiliated vehicle of Ares Management Corporation (“Ares”). On the terms and subject to the conditions set forth in the Commitment Letter and the summary of terms attached to the Commitment Letter, the Investor has committed to purchase in a private placement, to close immediately prior to the closing of the Business Combination, 45,000 shares of Series A preferred stock of AAC (the “Series A Preferred Stock”) for a purchase price of $1,000.00 per share, resulting in gross proceeds to AAC of $45.0 million (the “PIPE Commitment”) as such amounts may be reduced as described below.

The PIPE Commitment will be reduced on a dollar-for-dollar basis by the amount by which (i) the sum of (A) the amount of cash available in the trust account established in connection with AAC’s initial public offering (the “Trust Account”) immediately prior to the Closing, less amounts required for any redemptions of Class A common stock by AAC’s public shareholders in connection with the vote to approve the Business Combination (any such redemptions, the “Redemptions”) (to the extent not already paid); plus (B) the aggregate proceeds, if any, actually received by AAC in connection with any Permitted Financing (as defined in the Business Combination Agreement) prior to January 15, 2023, exceeds (ii) $400.0 million. Any such reduction in the PIPE Commitment shall be applied to reduce the Investor’s obligation under the Commitment Letter. In no event shall any reduction to the PIPE Commitment exceed $25.0 million in the aggregate. X-energy and the Investor may also mutually agree to reduce the amount of the PIPE Commitment.

If AAC enters into subscription or similar agreements with one or more unaffiliated third-party investors (the “Other Investors”) pursuant to which the Other Investors agree to purchase from AAC shares of Class A common stock, shares of one or more series of preferred stock, or convertible debt securities or any other security convertible into or exchangeable or exercisable for equity securities AAC (such securities, the “Alternative Securities”) substantially concurrently with the Closing, then the obligations of the Investor under the PIPE Commitment will be null and void. In such event, the Investor will enter into a subscription or similar agreement on the same terms and conditions as the Other Investors to purchase Alternative Securities having an aggregate purchase price of $45,000,000 (subject to the same reduction described above).

Notwithstanding the foregoing, at any time prior to January 15, 2023, the Investor may elect to participate in the Funded Permitted Financing in lieu of purchasing the Series A Preferred Stock pursuant to the PIPE Commitment or Alternative Securities as provided above.

The obligation of the Investor to fund the PIPE Commitment will terminate automatically and immediately upon the earliest to occur of: (a) the termination of the Business Combination Agreement; (b) the closing of the Business Combination; (c) other than a claim by the Company against the Investor or the Guarantor (as defined below) for the remedies expressly permitted by Section 17 of the Commitment Letter (and then, subject to the terms and conditions of the Commitment Letter), the Company or any of its affiliates or any other person claiming by, through or for the benefit of any of them, directly or indirectly, instituting any legal proceeding or bringing any other claim, against the Investor, and any of its affiliates, or any of their respective representatives; and (d) such time as the Investor or its affiliates or designees has purchased $75.0 million or more in aggregate principal amount of X-energy’s Series C-2 Convertible/Exchangeable Promissory Notes in the Funded Permitted Financing.

An investment vehicle affiliated with Ares (the “Guarantor”) has provided X-energy with a limited guaranty in favor of X-energy, dated December 5, 2022, with respect to certain of the Investor’s obligations under the Commitment Letter.

The foregoing description of the PIPE Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the PIPE Commitment Letter, a copy of which is included as Exhibit 10.3, and the terms of which are incorporated by reference in this Current Report on Form 8-K.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of New X-energy pursuant to the Business Combination Agreement is incorporated by reference in this Current Report on Form 8-K. The shares of New X-energy Class A Common Stock that may be issued upon conversion of the Series A Preferred Stock will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated under the Securities Act.

Item 7.01.	Regulation FD Disclosure.

On December 6, 2022, AAC and X-energy issued a joint press release announcing their entry into the Business Combination Agreement. The press release is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that AAC and X-energy have prepared for use in connection with the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Business Combination, AAC will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equityholders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of AAC and X-energy are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward Looking Statements

This Current Report on Form 8-K and certain of the exhibits hereto contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy or X-Energy, Inc. may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID 19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Business Combination Agreement, dated as of December 5, 2022, by and among Ares Acquisition Corporation, X-Energy Reactor Company, LLC and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, IBX Company Opportunity Fund 2, LP, IBX Opportunity GP, Inc., GM Enterprises LLC, and X-Energy Management, LLC.

10.1†	Sponsor Support Agreement, dated December 5, 2022, by and among Ares Acquisition Holdings, L.P., Ares Acquisition Corporation, X-Energy Reactor Company, LLC, Ares Acquisition Holdings L.P., Stephen Davis, Kathryn Marinello and Felicia Thornton.

10.2	Member Support Agreement, dated December 5, 2022, by and among Ares Acquisition Corporation, the persons set forth on Schedule I thereto and X-Energy Reactor Company, LLC.

10.3	Commitment Letter, dated as of December 5, 2022, by and among Ares Acquisition Corporation, X-Energy Reactor Company, LLC and AAC Holdings II LP.

99.1	Press Release, dated December 6, 2022.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 6, 2022

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

Exhibit 2.1

Execution Version

Dated December 5, 2022

Business Combination Agreement

by and between

Ares Acquisition Corporation,

as the Purchaser,

X-Energy Reactor Company, LLC,

as the Company,

and solely for purposes of Section 1.01(f), Section 6.25 and Article IX, each of

The Kamal S. Ghaffarian Revocable Trust,

IBX Company Opportunity Fund 1, LP,

IBX Company Opportunity Fund 2, LP,

IBX Opportunity GP, Inc.,

GM Enterprises LLC

and

X-Energy Management, LLC

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EXHIBITS

Exhibit A	—	Purchaser Charter upon Domestication
Exhibit B	—	Purchaser Bylaws upon Domestication
Exhibit C	—	Company Fifth A&R Operating Agreement
Exhibit D	—	Tax Receivable Agreement
Exhibit E	—	A&R Registration Rights Agreement
Exhibit F-1	—	Sponsor Lockup Agreement
Exhibit F-2	—	Company Lockup Agreement
Exhibit G	—	Requisite Member Approval

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BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of December 5, 2022 (the “Signing Date”) by and between Ares Acquisition Corporation, a Cayman Islands exempted company (which shall transfer by way of continuation and domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX, each of The Kamal S. Ghaffarian Revocable Trust (the “Trust”), IBX Company Opportunity Fund 1, LP, a Delaware limited partnership (“IBX Fund 1”), IBX Company Opportunity Fund 2, LP, a Delaware limited partnership (“IBX Fund 2”), IBX Opportunity GP, Inc., a Delaware corporation (“IBX GP”), GM Enterprises LLC, a Delaware limited liability company (“GM Enterprises” and, together with the Trust, IBX Fund 1, IBX Fund 2, IBX GP and GM Enterprises, each, a “Series A Party” and collectively, the “Series A Parties”), and X-Energy Management, LLC, a Delaware limited liability company (“Management LLC” and, together with the Series A Parties, the “Additional Parties”). The Purchaser and the Company are sometimes referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, the Purchaser is a special purpose acquisition company incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), prior to the Closing, the Purchaser shall transfer by way of continuation to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”). The Domestication will take place at least one day prior to the Closing;

WHEREAS, immediately prior to the Closing, the Company will effectuate a recapitalization (the “Recapitalization”). Among other things, the Recapitalization will result in all outstanding Equity Securities of the Company being converted or exchanged into Company Common Units and Unvested Earn Out Units, as applicable, in accordance with the Recapitalization Instrument and as set forth in the Company Fifth A&R Operating Agreement. As one result of the Recapitalization, Company Members will collectively hold a single class of Company Common Units and Unvested Earn Out Units as of immediately prior to the Closing;

WHEREAS, immediately prior to the Domestication, each then issued and outstanding Purchaser Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a Purchaser Class A Ordinary Share (the “Sponsor Share Conversion”). In connection with the Domestication: (a) each then issued and outstanding Purchaser Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Purchaser Class A Common Stock; (b) each then issued and outstanding warrant of the Purchaser (each a “Cayman Purchaser Warrant”) shall convert automatically into a warrant to acquire one share of the Domesticated Purchaser Class A Common Stock (“Domesticated Purchaser Warrant”), pursuant to the Warrant Agreement; and (c) each then issued and outstanding unit of Purchaser (the “Cayman Purchaser Units”) shall be cancelled and will thereafter entitle the holder of such unit to one share of Domesticated Purchaser Class A Common Stock and one-fifth of one Domesticated Purchaser Warrant;

WHEREAS, substantially concurrently with or immediately following the Domestication, and subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing), the Purchaser shall (a) file a certificate of incorporation with the Secretary of State of the State of Delaware in substantially the form attached as Exhibit A (the “Purchaser Charter upon Domestication”) and (b) adopt bylaws in substantially the form attached as Exhibit B (the “Purchaser Bylaws upon Domestication”). Among other things, the Charter and Bylaws referred to in the preceding sentence shall establish a structure containing: (i) Domesticated Purchaser Class A Common Stock, which will carry such economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication; (ii) Domesticated Purchaser Class B Common Stock, which will carry such non-economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication; (iii) Domesticated Purchaser Class C Common Stock, which will carry such non-economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication; and (iv) Domesticated Purchaser Class D Common Stock, which will carry such economic and voting rights as set forth in the Purchaser Charter upon Domestication and Purchaser Bylaws upon Domestication. Purchaser and the Company may agree upon changes to the forms attached as Exhibits A and B, provided those changes are reflected in a written instrument signed by both Parties;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, AAC Holdings II LP and the Purchaser have executed and delivered to the Company the Ares Commitment Letter;

WHEREAS, as a condition and inducement to the Purchaser’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Members have executed and delivered to the Purchaser the Member Support Agreement;

WHEREAS, from time to time following the Signing Date and prior to the Closing, the Purchaser may enter into subscription, purchase or similar agreements with investors. Pursuant to such subscription, purchase or similar agreements, such investors will agree to purchase from the Purchaser either shares of Domesticated Purchaser Class A Common Stock, shares of one or more series of Domesticated Purchaser preferred stock or convertible debt securities of the Purchaser (any such investments, collectively, “PIPE Investment”). Such purchases will be consummated prior to or substantially concurrently with the Closing (but at the earliest, the calendar day after the day in which the Domestication is consummated);

WHEREAS, simultaneously with the Closing, the Company Members, the Company and the Purchaser shall amend and restate the Company Operating Agreement by adopting the Fifth

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Amended and Restated Limited Liability Company Agreement of the Company in substantially the form attached as Exhibit C (the “Company Fifth A&R Operating Agreement”). Among other things, the Company Fifth A&R Operating Agreement shall permit the issuance and ownership of the Company Units as contemplated to be issued and owned upon consummation of the Transactions and admit the Purchaser as the managing member of the Company;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Company Members, the Company and the Purchaser will enter into a Tax Receivable Agreement in substantially the form attached as Exhibit D (the “Tax Receivable Agreement”). The Purchaser and the Company may agree upon changes to the form attached as Exhibit D, provided those changes are reflected in a written instrument signed by both Parties;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing, the Sponsor, the Purchaser, the Company Members and the other parties to such agreement will enter into an Amended and Restated Registration and Shareholders Rights Agreement (the “A&R Registration Rights Agreement”) in substantially the form attached as Exhibit E. The Purchaser and the Company may agree upon changes to the form attached as Exhibit E, provided those changes are reflected in writing signed by both Parties;

WHEREAS, in connection with the consummation of the Transactions, simultaneously with the Closing: (i) the Sponsor and the Purchaser will enter into a Lock-Up Agreement (the “Sponsor Lock-Up Agreement”) in substantially the form attached as Exhibit F-1; and (ii) the Purchaser, the Company Members and the other parties to such agreement will enter into a Lock-Up Agreement (the “Company Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), in substantially the form attached as Exhibit F-2. The Purchaser and the Company may agree upon changes to the forms attached as Exhibits F-1 and F-2, provided those changes are reflected in writing signed by both Parties;

WHEREAS, in connection with the Closing, subject to the terms and conditions in this Agreement, the Purchaser shall contribute to the Company the Closing Contributions in exchange for Company Common Units, Company Warrants and, if applicable, Mirror Securities (the “Contribution” and together with the other transactions contemplated by this Agreement, the “Transactions”). Among other things, the Contribution shall be used for working capital, growth and other general corporate purposes;

WHEREAS, the Parties intend that, for U.S. federal, and applicable state and local, income tax purposes: (i) the Domestication qualifies as a “reorganization” described in Section 368(a)(1)(F) of the Code and the Treasury Regulations promulgated under Section 368(a)(1)(F) of the Code; (ii) the Sponsor Share Conversion qualifies as a “reorganization” described in Section 368(a)(1)(E) of the Code and the Treasury Regulations promulgated under Section 368(a)(1)(E) of the Code; (iii) this Agreement constitutes, and is adopted as, a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for each of the Domestication and the Sponsor Share Conversion for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated under Sections 354, 361 and 368 of the Code; and (iv) the Closing Contributions qualify as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated under Section 721 of the Code (each an “Intended Tax Treatment,” and collectively, the “Intended Tax Treatments”);

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WHEREAS, the board of directors of the Company has unanimously: (a) determined that it is in the best interests of the Company and the members of the Company, and declared it advisable, for the Company to enter into this Agreement and consummate the Transactions; and (b) approved this Agreement and the Transactions on the terms and subject to the conditions of this Agreement;

WHEREAS; concurrently with the execution of this Agreement, the Requisite Members have delivered the Requisite Member Approval in the form attached as Exhibit G; and

WHEREAS, the board of directors of the Purchaser and the Special Committee have: (a) determined that it is in the best interests of the Purchaser and the Purchaser Shareholders, and declared it advisable, for the Purchaser to enter into this Agreement providing for the Transactions; (b) approved this Agreement and the Transactions on the terms and subject to the conditions of this Agreement; and (c) adopted a resolution recommending the Transactions be adopted by the Purchaser Shareholders.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I

CONTRIBUTION

Section 1.01    Closing Date Consideration, Payments and Share Issuances. At or prior to the Closing, subject to the satisfaction or waiver of the conditions of this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), the Parties shall cause the consummation of the following transactions:

(a)    The Purchaser shall make any payments, by wire of immediately available funds from the Trust Account, required to be made by the Purchaser in connection with the Redemptions elected by the Purchaser Shareholders.

(b)    The Purchaser shall pay or cause to be paid, by wire of immediately available funds from the Trust Account to the applicable payees, from the Available Purchaser Closing Cash, all Purchaser Transaction Costs to the extent such Purchaser Transaction Costs are not paid prior to the Closing.

(c)    On behalf of the Company, the Purchaser shall pay or cause to be paid, by wire of immediately available funds from the Trust Account to the applicable payees as set forth on the Company Closing Certificate, from the Available Purchaser Closing Cash, all Company Transaction Costs, to the extent such Company Transaction Costs are not paid prior to the Closing. On behalf of the Company, the Purchaser shall pay, or cause to be paid, any amounts included in the Company Transaction Costs that represent compensation to employees to the Target Companies for payment to the applicable service provider at the time required by the applicable arrangement through the payroll system of the applicable Target Company. The amounts paid by the Purchaser pursuant to this Section 1.01(c) shall be treated as a contribution to capital of the Company by the Purchaser.

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(d)    The Purchaser shall contribute to the Company all remaining Available Purchaser Closing Cash. Such Available Purchaser Closing Cash shall be used for working capital, growth and other general corporate purposes.

(e)    In consideration for the Closing Contributions, the Company shall issue and deliver to the Purchaser, free and clear of any Liens, other than those Liens imposed under the Company Fifth A&R Operating Agreement, the Lock-Up Agreements or applicable securities Laws, the following: (i) a number of Company Common Units equal to the aggregate number of shares of Domesticated Purchaser Class A Common Stock and Domesticated Purchaser Class D Common Stock outstanding as of the Closing; (ii) a number of Company Warrants equal to the number of Domesticated Purchaser Warrants outstanding as of the Closing pursuant to warrant agreements in a form to be reasonably agreed upon between the Purchaser and the Company; and (iii) if applicable, a number of Mirror Securities equal to the number of corresponding Alternative Financing Securities outstanding as of the Closing pursuant to a form to be reasonably agreed upon between the Purchaser and the Company.

(f)    The Purchaser shall issue, or cause to be issued:

(i)    to each Company Member, the number of shares of Domesticated Purchaser Class B Common Stock or Domesticated Purchaser Class C Common Stock set forth opposite such Company Member’s name on the Closing Equity Schedule. The Domesticated Purchaser Class B Common Stock and Domesticated Purchaser Class C Common Stock shall be issued (i) free and clear of all Liens, other than those Liens imposed under the Purchaser Organizational Documents, the Lock-Up Agreements or applicable Securities Laws; and (ii) in exchange for the payment to the Purchaser by each such Company Member of adequate consideration (not to exceed a per-share price equal to the par value per share of the Domesticated Purchaser Class B Common Stock or Domesticated Purchaser Class C Common Stock, as applicable). The amount of such consideration payable in accordance with the preceding sentence shall be set forth in a subscription agreement entered into by and between the Purchaser and each Company Member in form and substance reasonably satisfactory to the Purchaser and the Company (the “Company Member Subscription Amount”);

(ii)    to Management LLC, the number of shares of Domesticated Purchaser Class A Common Stock and Unvested Earn Out Shares set forth opposite Management LLC’s name on the Closing Equity Schedule. Such Domesticated Purchaser Class A Common Stock and Unvested Earn Out Shares shall be issued free and clear of all Liens, other than those Liens imposed under the Purchaser Organizational Documents, the Lock-Up Agreements, the Contribution Agreement or applicable Securities Laws, pursuant to a contribution agreement, in form and substance reasonably satisfactory to the Purchaser, the Company and the Additional Parties (the “Contribution Agreement”). Pursuant to the Contribution Agreement, as consideration for the issuance of such shares of Domesticated Purchaser Class A Common Stock and Unvested Earn Out Shares, Management LLC shall contribute to the Purchaser concurrently with the Closing the number of Company Common Units and Unvested Earn-Out Units set forth opposite Management LLC’s name on the Closing Equity Schedule, and the Unvested Earn Out Shares issued to Management LLC will be subject to the vesting and forfeiture provisions of Section 3.01, mutatis mutandis. The number of shares of Domesticated Purchaser Class A Common Stock and Unvested Earn Out Shares, respectively, to be issued pursuant to this Section 1.01(f)(ii) shall be equal to the number of Company Common Units and Unvested Earn Out Units, respectively, that are contributed by Management LLC pursuant to the Contribution Agreement; and

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(iii)    to each Series A Party, the number of shares of Domesticated Purchaser Class D Common Stock set forth opposite such Series A Party’s name on the Closing Equity Schedule. Such shares of Domesticated Purchaser Class D Common Stock shall be issued free and clear of all Liens, other than those Liens imposed under the Purchaser Organizational Documents, the Lock-Up Agreements or applicable Securities Laws, pursuant to the Contribution Agreement. Pursuant to the Contribution Agreement, as consideration for the issuance of such shares of Domesticated Purchaser Class D Common Stock, each such Series A Party shall contribute to the Purchaser concurrently with the Closing the number of Company Common Units set forth opposite such Series A Party’s name on the Closing Equity Schedule. The number of shares of Domesticated Purchaser Class D Common Stock to be issued pursuant to this Section 1.01(f)(iii) shall be equal to the number of Company Common Units that are contributed by the Series A Parties pursuant to the Contribution Agreement.

The aggregate consideration to be received in respect of the Transactions by the Company Members and any other holders of Equity Securities of the Company (excluding the holders of any Equity Securities that by their terms will not convert into Company Common Units at or prior to the Closing) shall be equal to the Aggregate Consideration, the Earn Out Units and, following consummation of the transactions contemplated by the Contribution Agreement (including the contribution of an equal number of Earn Out Units to the Purchaser), the Unvested Earn Out Shares.

(g)    The Purchaser shall contribute to the Company the Company Member Subscription Amount (together with the amounts treated as contributions pursuant to Section 1.01(c) and Section 1.01(d), the “Closing Contributions”).

Section 1.02    Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Purchaser, the Company and their Affiliates shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable Law. For the elimination of doubt, the ability to make deductions required by law shall apply to any payments made to the Company Members. If the Purchaser or the Company determines that any payment to the Company Members under this Agreement, excluding any compensatory payments to be made pursuant to this Agreement, is subject to deduction or withholding, then such Person shall use reasonable best efforts to provide notice to the Person in respect of whom such amounts are intended to be deducted or withheld as soon as reasonably practicable after such determination. The Purchaser or the Company, as applicable, shall use reasonable best efforts to provide the payment recipient with reasonable opportunity to provide any forms or other documentation and otherwise reasonably cooperate with the relevant Parties in good faith to avoid or minimize such deduction or withholding. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made (including with respect to payments, if any, made to the Company Members). In the case of any such payment payable to employees of the Target Companies in connection with the Transactions that is treated as compensation, the relevant Parties shall reasonably cooperate to pay such amounts through the applicable Target Company’s payroll to facilitate applicable withholding.

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Section 1.03    Further Assurances. From time to time after the Closing Date, upon the reasonable request of any Party in writing, each Party shall execute, acknowledge and deliver such further instruments and documents, and take such additional action, to effect, consummate, confirm or evidence the Transactions and carry out the purpose this Agreement.

ARTICLE II

CLOSING

Section 2.01    Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the Transactions (other than the Transactions that by their nature are to be satisfied prior to the Closing) (the “Closing”) shall take place by electronic exchange of documents and signatures at a time and date to be specified in writing by the Parties. The specified date shall be no later than the third Business Day after all the Closing conditions in Article VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date at which the Closing is actually held being the “Closing Date”).

Section 2.02    Closing Documents.

(a)    Purchaser Closing Certificate. Two Business Days prior to the Closing Date, the Purchaser shall deliver to the Company a written notice setting forth a good faith calculation of the following: (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the Redemptions; (ii) the aggregate amount of the Purchaser Transaction Costs as of the Closing; and (iii) the number of shares of Domesticated Purchaser Class A Common Stock and Domesticated Purchaser Warrants, in each case, to be outstanding as of the Closing and after giving effect to the Redemptions, the Domestication, the issuance of securities in connection with the consummation of the Transactions and the PIPE Investment and any forfeiture of Purchaser Class B Ordinary Shares pursuant to the Sponsor Support Agreement.

(b)    Company Closing Certificate. Two Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a written notice (the “Company Closing Certificate”). The Company Closing Certificate shall set forth a good faith calculation of the aggregate amount of the Company Transaction Costs as of the Closing, including all invoices, wire instructions and applicable Tax forms for each Person owed (and any other supporting details reasonably requested by the Purchaser).

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ARTICLE III

EARN OUT

Section 3.01    Earn Out Units.

(a)    As part of the Recapitalization, the Company Members will receive the Unvested Earn Out Units (and following consummation of the transactions contemplated by the Contribution Agreement, Purchaser will hold certain of the Unvested Earn Out Units). The Unvested Earn Out Units will have the terms and conditions set forth in the Company Fifth A&R Operating Agreement and shall be consistent with the terms listed in this Section 3.01. The Unvested Earn Out Units shall vest as follows:

(i)    upon the occurrence of Triggering Event I, 12,500,000 of the Unvested Earn Out Units shall vest to the Company Members and, solely with respect to the Unvested Earn Out Units held by the Purchaser following the consummation of the transactions contemplated by the Contribution Agreement, the Purchaser, in accordance with each applicable Person’s Earn Out Pro Rata Share to the extent provided in the Company Fifth A&R Operating Agreement (the “Triggering Event I Earn Out Units”); and

(ii)    upon the occurrence of Triggering Event II, 12,500,000 of the Unvested Earn Out Units shall vest to the Company Members and, solely with respect to the Unvested Earn Out Units held by the Purchaser following the consummation of the transactions contemplated by the Contribution Agreement, the Purchaser, in accordance with each such Person’s Earn Out Pro Rata Share to the extent provided in the Company Fifth A&R Operating Agreement (the “Triggering Event II Earn Out Units” and, together with the Triggering Event I Earn Out Units, the “Earn Out Units”).

(b)    The Earn Out Units shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Company Common Units occurring on or after the Closing. Stock dividends shall include any dividend or distribution of securities convertible into Company Common Units. The adjustments made pursuant to this Section 3.01(b) shall be subject to the reasonable mutual agreement of the Purchaser and the Company. The Triggering Events may be achieved at the same time or over the same overlapping Trading Days.

(c)    If the Unvested Earn Out Units do not vest in accordance with this Article III during the Earn Out Period, the obligations in Section 3.01(a), Section 3.01(e) and Section 3.01(f) shall terminate and no longer apply. In such event, the applicable Unvested Earn Out Units that would have vested (but did not vest during such period) pursuant to Section 3.01(a), Section 3.01(e) or Section 3.01(f) shall be automatically forfeited and deemed transferred to the Company and shall be cancelled by the Company and cease to exist.

(d)    Notwithstanding anything to the contrary contained in this Agreement, Unvested Earn Out Units that vest in accordance with this Section 3.01 shall remain subject to any other vesting or forfeiture conditions contained in any other agreements to which the holder is subject.

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(e)    If, following the Closing and prior to the third anniversary of the Closing, there is a Change of Control, Triggering Event I and Triggering Event II shall be deemed to occur. In such event, all Unvested Earn Out Units shall vest to the Company Members and, solely with respect to the Unvested Earn Out Units held by the Purchaser following the consummation of the transactions contemplated by the Contribution Agreement, the Purchaser, in accordance with each such Person’s Earn Out Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Company Members and the Purchaser shall be eligible to participate in such Change of Control.

(f)    If, following the third anniversary of the Closing and prior to the expiration of the Earn Out Period, there is a Change of Control:

(i)    that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price equal to or in excess of $12.50, then to the extent Triggering Event I has not occurred prior to such Change of Control, Triggering Event I shall be deemed to occur. In such event, such Unvested Earn Out Units shall vest to the Company Members and, solely with respect to the Unvested Earn Out Units held by the Purchaser following the consummation of the transactions contemplated by the Contribution Agreement, the Purchaser, in accordance with each such Person’s Earn Out Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Company Members and the Purchaser shall be eligible to participate in such Change of Control; and

(ii)    that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price equal to or in excess of $15.00, then to the extent Triggering Event II has not occurred prior to such Change of Control, Triggering Event II shall be deemed to occur. In such event, such Unvested Earn Out Units shall vest to the Company Members and, solely with respect to the Unvested Earn Out Units held by the Purchaser following the consummation of the transactions contemplated by the Contribution Agreement, the Purchaser, in accordance with each such Person’s Earn Out Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Company Members and the Purchaser shall be eligible to participate in such Change of Control.

The per share price received by the holders of Domesticated Purchaser Class A Common Stock shall be based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Purchaser Class A Common Stock, as determined in good faith by the board of directors of the Purchaser. Such per share price shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Domesticated Purchaser Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Class A Common Stock occurring on or after the Closing. Any adjustments made pursuant to Section 3.01(f)(i) and Section 3.01(f)(ii) shall be subject to the reasonable mutual agreement of the Purchaser and the Company.

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(g)    Upon the vesting of any Unvested Earn Out Units, the Purchaser shall issue, or cause to be issued, to each Company Member an equal number of shares of Domesticated Purchaser Class B Common Stock or Domesticated Purchaser Class C Common Stock, as applicable. In each case, any such issuance shall be: (i) free and clear of all Liens other than those Liens imposed under the Purchaser Organizational Documents (at and following the Closing), the Lock-Up Agreements or applicable securities Laws; and (ii) in exchange for the payment to Purchaser by each such Company Member of adequate consideration (in each case, not to exceed a per-share price equal to the par value per share of the Domesticated Purchaser Class B Common Stock or Domesticated Purchaser Class C Common Stock, as applicable). The amount of such consideration payable in accordance with the preceding sentence shall be set forth in a subscription agreement in form and substance reasonably satisfactory to the Purchaser.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letters dated as of the Signing Date delivered by the Company to the Purchaser (the “Company Disclosure Letter”), the Company represents and warrants to the Purchaser, as of the Signing Date and as of the Closing, as follows:

Section 4.01    Organization and Standing. The Company is a Delaware limited liability company duly formed, validly existing and in good standing under the Delaware Limited Liability Company Act. The Company has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where such failure to have all requisite power and authority would not, individually, or in the aggregate, be material to the Target Companies, taken as a whole. Each Subsidiary of the Company is a corporation, limited liability company or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Subsidiary of the Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except as would not be material to the Target Companies, taken as a whole. Each Target Company is duly qualified or licensed in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has provided to the Purchaser accurate and complete copies of the Target Companies’ Organizational Documents each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents.

Section 4.02    Authorization; Binding Agreement. Subject to the consents and other approvals described in Section 4.05, the Company has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations under this Agreement and each Ancillary Document and to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the Transactions: (a) have been duly and validly authorized by the Company’s board of directors in accordance with its Organizational Documents; and (b) no other proceedings on the part of the

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Company or its Subsidiaries are necessary to authorize the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due authorization, execution, delivery and performance of this Agreement by the Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. When delivered, each Ancillary Document to which the Company is or is required to be a party shall be duly and validly executed and delivered by the Company and, assuming the due authorization, execution, delivery and performance of such Ancillary Document, shall constitute the legal valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. By resolutions duly adopted, the Company’s board of directors has: (i) determined that this Agreement and the Transactions, including the Contribution, are advisable, fair to, and in the best interests of, the Company and its members; (ii) approved this Agreement and the Transactions, including the Contribution; (iii) directed that this Agreement be submitted to its members for adoption; and (iv) recommended that its members adopt this Agreement. Concurrently with the execution of this Agreement, the Requisite Members have delivered to the Purchaser the Requisite Member Approval.

Section 4.03    Capitalization.

(a)    As of the Signing Date and immediately prior to the Recapitalization, the Company is authorized to issue: (i) 127,000,000 Class A Common Units, of which 3,128,026 are issued and outstanding; (ii) 10,099,603 Class B Common Units, of which 6,876,000 are issued and outstanding; (iii) 90,981,975 Company Series A Preferred Units, of which 90,625,588 issued and outstanding; and (iv) 19,500,000 Company Series B Preferred Units, of which 11,643,171 issued and outstanding (the Company Series A Preferred Units and the Company Series B Preferred Units together, the “Company Preferred Units”). Set forth on Section 4.03(a)(i) of the Company Disclosure Letter is a true, correct and complete list of each record holder of Company Units or any other Equity Securities of the Company, and the number of Company Units or such other Equity Securities held by each such holder as of the Signing Date. As of the Signing Date and immediately prior to the Recapitalization, other than the Company Units and Equity Securities set forth on Section 4.03(a)(i) of the Company Disclosure Letter, the Company does not have any other issued or outstanding membership interests or other Equity Interests.

(b)    Prior to giving effect to the Transactions but after giving effect to the Recapitalization, all of the Equity Securities of the Company will be owned by the Company Members and the other holders of other Equity Securities of the Company that are outstanding immediately prior to the Recapitalization, free and clear of any Liens other than those Liens imposed under the Company Organizational Documents, applicable securities Laws or Permitted Liens. All of the issued and outstanding Equity Securities of the Company have been duly authorized and validly issued in accordance with applicable Laws and the Company Organizational Documents. The Company’s outstanding Equity Securities are not subject to, nor were they issued in violation of, any preemptive rights, rights of first refusal or similar rights. There are no preemptive rights, rights of first refusal or first offer, Contracts or restrictions to which the Company or, to the Company’s Knowledge, any of its members is a party or bound relating to any membership interests or other Equity Securities of the Company. There are no outstanding or authorized equity appreciation, equity or equity-linked awards, phantom equity or

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similar rights with respect to the Company. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s Equity Securities. There are no outstanding contractual obligations of the Target Companies to repurchase, redeem or otherwise acquire any equity interests or securities of such Target Company. No Target Company has granted any registration rights to any Person with respect to such Target Companies’ Equity Securities. All of the Target Companies’ securities have been granted, offered, sold and issued in compliance with applicable securities Laws. Section 4.03(b)(ii) of the Company Disclosure Letter sets forth, with respect to each Class B membership interest of Management LLC outstanding as of the Signing Date: (i) the name of the holder; (ii) the number of Class B membership interests of Management LLC, subject to such award; (iii) the distribution threshold, as applicable; (iv) the vesting commencement date, vesting schedule and current vested status of such award. Each Class B membership interest of Management LLC: (A) is intended to constitute a “profits interest” for U.S. federal income tax purposes within the meaning of IRS Revenue Procedures 93-27 and 2001-43 and other applicable provisions of the Code (or guidance under the Code); (B) was granted with a distribution threshold equal to or greater than the liquidation value of Management LLC on the date of grant; and (C) is the subject of a timely and valid election under Section 83(b) of the Code.

(c)    Except as provided for in this Agreement, including the Recapitalization, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options or other securities of the Target Companies are issuable. Except as provided for in this Agreement, as a result of the consummation of the Transactions, no rights in connection with any shares, warrants, options or other securities of the Target Companies will accelerate or become vested, exercisable, convertible or otherwise triggered.

(d)    There are no declared but unpaid dividends or distributions in respect of any Equity Securities of the Company. The Company has not made, declared, set aside, established a record date or paid any dividends or distributions.

Section 4.04    Subsidiaries and Investments. Section 4.04 of the Company Disclosure Letter sets forth the names of the Target Companies (other than the Company). Section 4.04 of the Company Disclosure Letter also sets forth, with respect to each such Person: (a) its jurisdiction of incorporation or organization; (b) all names other than its legal name under which such Person does business, as applicable; (c) its authorized shares or other Equity Securities (if applicable); and (d) the number of issued and outstanding shares or other Equity Securities of such Person and the record holders and beneficial owners of such shares or other Equity Securities. All of the outstanding Equity Securities of each such Person are duly authorized and validly issued, and, where such concepts are applicable, fully paid and non-assessable. All of the outstanding Equity Securities of each such Person were offered, sold and delivered in compliance with all applicable securities Laws, and owned by one or more of the Target Companies’ free and clear of all Liens and free of any other limitation other than those Liens imposed under such Subsidiaries’ Organizational Documents, applicable securities Laws or Permitted Liens.

Section 4.05    No Conflict; Governmental Consents and Filings.

(a)    Except for the applicable requirements, if any, of the HSR Act and the Consents and other requirements set forth in Section 4.05(a) of the Company Disclosure Letter,

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the execution, delivery and performance by the Company of this Agreement and the other Ancillary Documents to which the Company is a party and the consummation by the Company of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which the Company is subject or by which any property or asset of any Target Company is bound; (ii) conflict with or violate the Organizational Documents of any Target Company; (iii) violate any provision of or result in a breach, default or acceleration of, require a consent under, create any right to payment or any posting of collateral (or the right to require the posting of collateral), or trigger vesting or increase in the amount of any compensation or benefit payable under any covenants, conditions, or restrictions affecting the Owned Real Property (the “CCRs”) Company Material Contract or Material Current Government Contract, or terminate or result in the termination of any CCRs, Company Material Contract or Material Current Government Contract, or result in the creation of any Lien (other than a Permitted Lien) under any CCRs, Company Material Contract or Material Current Government Contract upon any of the properties or assets of any Target Company, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (iv) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i), (iii) or (iv) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the Transactions or would not reasonably be expected to be material to the Target Companies, taken as a whole.

(b)    Assuming the truth and completeness of the representations and warranties of the Purchaser contained in this Agreement, no Consent is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by the Company of the Transactions, except for: (i) any Consents the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) compliance with any applicable requirements of the securities Laws; and (iii) compliance with the applicable requirements, if any, of the HSR Act.

Section 4.06    Financial Statements.

(a)    The Company has provided to the Purchaser: (i) unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes to such financial statements), consisting of the unaudited consolidated balance sheet and the related draft unaudited consolidated statements of operations, changes in members’ deficit and cash flows of the Target Companies as of and for the six month period ending June 30, 2022 (the “Interim Company Financials”); and (ii) the unaudited consolidated financial statements of the Target Companies (including, in each case, any related notes to such financial statements), consisting of the unaudited consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related unaudited consolidated statements of operations, changes in members’ deficit and cash flows for the fiscal years then ended (the “Annual Company Financials” and, together with the Interim Company Financials, the “Company Financials”). The Company Financials were derived from and accurately reflect in all material respects the books and records of the Target Companies. Such books and records are, in all material respects, true, correct and complete and have been maintained in all material respects in accordance with commercially

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reasonable business practices and applicable legal requirements. The Company has no reason to believe that the Annual Company Financials will not be certified as audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards upon the filing of the initial Registration Statement in accordance with the terms set forth in this Agreement. When delivered, the Company Financials: (x) will have been prepared in all material respects in accordance with GAAP consistently applied throughout the periods covered by such Company Financials (except in the case of the Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material); (y) fairly present in all material respects the consolidated financial position, results of operations, changes in members’ equity (deficit) and cash flows of the Target Companies as of the dates and for the periods referred to in such Company Financials in conformity with GAAP (except in the case of the Company Financials for the absence of footnote disclosures and other presentation items required for GAAP and for year-end adjustments that will not be material); and (z) will have been derived from and accurately reflect in all material respects, the books and records of each of the Target Companies. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b)    The Target Companies have established and maintain a system of internal controls and such internal controls are designed to provide reasonable assurance that: (i) transactions are executed in all material respects in accordance with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for each Target Company’s assets; and (iii) to the extent required by applicable Law, material information relating to the Target Companies is made known to the Company’s principal executive officer and principal financial officer. To the extent required by applicable Law, such internal controls are sufficient in timely alerting the Company’s principal executive officer and principal financial officer to material information that would be required to be included in the Company Financials.

(c)    No Target Company has identified in writing and none has received written notice from an independent auditor of: (i) any significant deficiency or material weakness in the system of internal controls utilized by the Target Companies; (ii) any fraud that involves a Target Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company; or (iii) any claim or allegation regarding any of the foregoing.

(d)    There are no outstanding loans or other extensions of credit made by any Target Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

Section 4.07    Undisclosed Liabilities. There is no material liability, debt, obligation, claim or judgment of any Target Company of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities, debts (including Indebtedness), obligations, claims or judgements: (a) provided for in, or otherwise reflected or reserved for on the Company Financials or disclosed in the notes to the Company Financials; (b) that have arisen since the date of the most recent balance sheet included in the Company Financials in the ordinary course of the operation of business of the Target Companies; or (c) arising under this Agreement or incurred in connection with the Transaction. None of the Target Companies are party to any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

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Section 4.08    Absence of Certain Changes. Except for activities conducted in connection with this Agreement and the Transactions, since June 30, 2022 through the Signing Date: (a) there has not been any Company Material Adverse Effect; and (b) each Target Company (i) has conducted its business in the ordinary course of business, and (ii) has not taken any action or committed or agreed to take any action that, if taken after the Signing Date, would be prohibited by Section 6.02(a).

Section 4.09    Compliance with Laws. During the last three years, each Target Company has complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Target Company, taken as a whole. No written notice of violation or of non-compliance with any applicable Law has been received by any Target Company since its inception. To the Company’s Knowledge, no assertion or action of any violation or of non-compliance with any applicable Law is currently threatened against any Target Company.

Section 4.10    Government Contracts. Section 4.10 of the Company Disclosure Letter sets forth a list of each Contract with a Governmental Authority in existence as of the Signing Date that involves aggregate payments to the Target Companies that are reasonably expected to be in excess of $1,000,000 (each, a “Material Current Government Contract”). Each Material Current Government Contract was legally awarded to the applicable Target Companies. Each Material Current Government Contract is a legal, valid and binding obligation of the Target Companies party to such Material Current Government Contract. To the Company’s Knowledge, each Material Current Government Contract is a legal, valid and binding obligation of each other party to such Material Current Government Contract. Each Material Current Government Contract is in full force and effect and enforceable against the Target Companies party to such Material Current Government Contracts in accordance with its terms, subject, in each case, to the Enforceability Exceptions.

Section 4.11    Company Permits. Each Target Company holds all Permits required to own, lease and operate its assets and properties and carry on its business as it is now being conducted, except where the failure to have such approvals have not been, and would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole (collectively, the “Company Permits”). Section 4.11 of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Permits held by the Target Companies. To the Company’s Knowledge, each Company Permit is in full force and effect and will, upon its termination or expiration, be timely renewed or reissued upon terms and conditions substantially similar to its existing terms and conditions. There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened, that seek the revocation, cancellation, limitation, suspension, restriction, adverse modification or termination of any Company Permit. No Target Company is in material default or violation of any Company Permit applicable to such Target Company. To the Company’s Knowledge, no event has occurred with respect to any of the Company Permits that permits, or after the giving of notice or lapse of time or both would permit, revocation, cancellation or termination of any Company Permit or would result in any other impairment of the rights of the holder of any Company Permit.

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Section 4.12    Litigation. Except as described on Section 4.12 of the Company Disclosure Letter, there are no, and for the past three years there have been no: (a) Legal Proceedings of any nature or, to the Company’s Knowledge, threatened, against any Target Company or any of its properties or assets, or any of the directors or officers of any Target Company with regard to their actions in such activities, in which the reasonably expected damages are in excess of $500,000 or which otherwise would reasonably be expected to result in an Order for specific performance, an injunction or other equitable relief; (b) to the Company’s Knowledge, pending or threatened audits, examinations or investigations by any Governmental Authority against any Target Company that, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole; (c) pending or threatened Legal Proceedings by any Target Company against any third party that, individually or in the aggregate, would reasonably be expected to be material to the Target Companies, taken as a whole; (d) settlements or similar agreements that impose any material ongoing obligations or restrictions on any Target Company; and (e) Orders imposed or, to the Company’s Knowledge, threatened to be imposed upon any Target Company or any of their respective properties or assets, or any of the directors or officers of any Target Company with regard to their actions in such activities.

Section 4.13    Material Contracts.

(a)    Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Contracts described in clauses (i) through (xxii) below, other than the Company Benefit Plans, to which, as of the Signing Date, any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound or affected (each Contract required to be set forth on Section 4.13(a) of the Company Disclosure Letter, a “Company Material Contract”). True, correct, complete copies of the Company Material Contracts, including amendments to such Company Material Contracts, have been delivered or made available to the Purchaser. The Company Material Contracts include:

(i)    The ARDP Agreement;

(ii)    Each Contract that contains covenants that materially limit the ability of any Target Company (or purports to bind any Affiliate of any Target Company): (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any employee or customer, including any covenants regarding non-competition, employee and customer non-solicitation, exclusivity, rights of first refusal or most-favored pricing; or (B) to purchase or acquire an interest in any other Person;

(iii)    Each joint venture Contract, profit-sharing agreement, partnership, limited liability company agreement with a third party or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iv)    All Contracts that involve any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract based on any commodity, security, instrument, currency, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible;

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(v)    All Contracts that involve the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $250,000 or Equity Securities of any Target Company or another Person;

(vi)    Other than Contracts for the purchase or sale of inventory or supplies entered into in the ordinary course of business, each Contract for the acquisition of any Person or any business division of any Person or the disposition of any material assets of any of Target Company, whether by merger, purchase or sale of stock or assets or otherwise occurring in the last three years or relating to the pending or future acquisitions or dispositions, in each case, involving aggregate payments in excess of $250,000;

(vii)    Each obligation to make payments in excess of $250,000, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons;

(viii)    Each lease, rental agreement, installment and conditional sale agreement or other Contract that: (A) provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real or tangible personal property; and (B) involves aggregate payments in excess of $100,000 in any calendar year;

(ix)    Other than Contracts relating to the purchase of engineering or design services, and other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business that do not contain any material terms relating to the underlying Contract, each Contract that, by its terms, individually or with all related Contracts, calls for aggregate payments, receipts or expenditures by the Target Companies under such Contract or Contracts of at least $400,000 per year or $2,000,000 in the aggregate (provided, that for purposes of Section 6.02(b)(xi), the foregoing amounts shall be deemed to be $1,000,000 per year or $5,000,000 in the aggregate);

(x)    Other than purchase orders, invoices, statements of work and non-disclosure or similar agreements entered into in the ordinary course of business that do not contain any material terms relating to the Contract underlying the applicable Top Customer or Top Supplier relationship, all Contracts with any Top Customer or Top Supplier;

(xi)    Each Contract that is a collective bargaining agreement or other Contract with any labor union, works council, labor organization or other employee representative body (each, a “Labor Agreement”);

(xii)    All Contracts that obligate the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the Signing Date in excess of $400,000;

(xiii)    Any Contract for the employment or engagement of any individual on a full-time, part-time, consulting or other basis (including directors, officers and independent contractors) (A) providing annual base compensation in excess of $300,000 or (B) restricting the Target Company’s ability to terminate the employment or engagement of such service provider at any time for any reason or no reason without paying or providing severance, termination or other similar payments or benefits;

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(xiv)    Any Contract that is between any Target Company and any current or former director, officer, employee or other individual service provider of a Target Company that provides for change in control, retention or similar payments or benefits contingent upon, accelerated by or triggered by the consummation of the Transactions;

(xv)    Any Contract that obligates the Target Companies to make any capital commitment or expenditure in excess of $500,000 (including pursuant to any joint venture);

(xvi)    All Contracts that relate to a material settlement entered into within three years prior to the Signing Date or under which any Target Company has outstanding non-monetary obligations (other than customary confidentiality obligations) or monetary obligations in excess of $500,000;

(xvii)    All Contracts, including any grant or cooperative agreement, with any Governmental Authority, including any economic development corporation, to which any Target Company is a party that involve payments by such Target Company in excess of $500,000 per year or funding from any Governmental Authority in excess of $500,000 in any one year or $1,000,000 over the life of the Contract;

(xviii)    Any Contract: (A) that contains any assignment or license of, or any covenant not to assert or enforce, any Owned Intellectual Property material to the business of any Target Company; (B) pursuant to which any Owned Intellectual Property material to the business of any Target Company is or was developed by, with or for any Target Company; or (C) pursuant to which any of the Target Companies either: (1) grants to a third Person (I) a license, immunity or other right in or to any Owned Intellectual Property material to the business of any Target Company or (II) an exclusive license, immunity or other right in or to any Owned Intellectual Property; or (2) is granted by a third Person a license, immunity or other right in or to any Intellectual Property or IT Assets material to the business of any Target Company. Notwithstanding the foregoing, none of the following will be required to be set forth on Section 4.13(a)(xviii) of the Company Disclosure Letter but will constitute Company Material Contracts if they otherwise qualify: (w) non-exclusive licenses of Owned Intellectual Property granted to suppliers, customers or end users in the ordinary course of business; (x) licenses of Open Source Software; (y) licenses of Off-the-Shelf Software; and (z) invention assignment and confidentiality agreements with employees and contractors on standard forms made available to the Purchaser and without any material deviations or exceptions;

(xix)    All Contracts involving transactions with an Affiliate or consultant of any Target Company (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Organizational Documents);

(xx)    All Contracts relating to the purchase of engineering or design services that involve more than $5,000,000 in payments within any calendar year, other than those Contracts under which no further services are due;

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(xxi)    All broker, distributor, agency, sales promotion, market research, marketing consulting and advertising Contracts or arrangements that are material to the business of the Target Companies; and

(xxii)    each other Contract that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.

(b)    Each Company Material Contract is valid, binding and enforceable in all respects against the Target Company party and, to the Company’s Knowledge, each other party to such Company Material Contract. Each Company Material Contract is in full force and effect in accordance with its terms (except, in each case, as such enforcement may be limited by the Enforceability Exceptions and except for Company Material Contracts that expire in accordance with their terms). Except as would not reasonably be expected to be material to the Target Companies, taken as a whole, with respect to each Company Material Contract: (i) no Target Company is in breach of or default under any Company Material Contract, and, to the Company’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a material breach by any Target Company of, default under, or permit termination or acceleration by the other party to, any such Company Material Contract; (ii) no party to any Company Material Contract has given any written notice of any such breach, default or event described in clause (i); and (iii) no Target Company has received written or, to the Company’s Knowledge, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party to such Company Material Contract to terminate such Company Material Contract or amend the terms of such Company Material Contract, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect.

Section 4.14    Intellectual Property.

(a)    Section 4.14(a) of the Company Disclosure Letter sets forth sets forth, as of the Signing Date, an accurate list (in all material respects) of each material U.S. and foreign registered (i) Patent, (ii) Trademark, (iii) Copyright or (iv) internet domain name and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee as of the Signing Date (collectively, the “Company Registered IP”). Each item of material Company Registered IP is valid (except for any pending applications included therein, which are, to the Company’s Knowledge, valid), and to the Company’s Knowledge, subsisting and enforceable in all material respects. For each issued Patent included in the Company Registered IP, the Target Companies have obtained valid invention assignments from each inventor. For each Patent application included in the Company Registered IP, the Target Companies have obtained or will obtain (as applicable) valid invention assignments from each inventor. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in all material respects, and has the right to use, sell, license, transfer or assign, all material Intellectual Property currently used, licensed or held for use by such Target Company (it being understood that this Section 4.14(a) is not a representation or warranty with respect to non-infringement of third-party Intellectual Property).

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(b)    Except as set forth in Section 4.14(b) of the Company Disclosure Letter, each Target Company has a valid and enforceable written license or other valid right to use all other material Company IP, including Intellectual Property that is the subject of the material Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted in all material respects. No Target Company is, nor, to the Company’s Knowledge, is any other party to any material Company IP Licenses, in breach or default under any material Company IP Licenses, nor has any event occurred that with notice or lapse of time or both would constitute a default under any material Company IP Licenses.

(c)    Each Target Company has performed all material obligations imposed on it in each material license, sublicense and other agreement under which a Target Company is the licensor (each, an “Outbound IP License”). No Target Company is, nor, to the Company’s Knowledge, is any other party to an Outbound IP License, in material breach or material default under an Outbound IP License. To the Company’s Knowledge, no event has occurred that with or without notice or lapse of time would constitute a material default under any Outbound IP License.

(d)    Except as set forth in Section 4.14(d) of the Company Disclosure Letter, no Legal Proceeding is pending nor, to the Company’s Knowledge, threatened in writing in the past three years against a Target Company alleging that a Target Company has infringed, misappropriated or violated the material Intellectual Property of any other Person in any material respect or challenging the validity, enforceability, ownership, or right to use, sell, license or sublicense any Company IP. There are no Orders to which any Target Company is a party or its otherwise bound that: (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company; (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property; or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. Except as set forth in Section 4.14(d) of the Company Disclosure Letter, to the Company’s Knowledge, no Target Company is currently infringing, or has, during the past three years, infringed, misappropriated or violated any material Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Owned Intellectual Property or otherwise in connection with the conduct of the respective businesses of the Target Companies. Except as set forth in Section 4.14(d) of the Company Disclosure Letter, to the Company’s Knowledge, no third party is currently, or in the past three years has been, infringing upon, misappropriating or otherwise violating any Company IP in any material respect.

(e)    Except as set forth in Section 4.14(e) of the Company Disclosure Letter, no current or former officers, employees or independent contractors of a Target Company has any ownership interest in any material Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Target Company pursuant to a Contract with a Target Company). No Person has claimed or asserted in writing any ownership interest or other rights in or to any material Owned Intellectual Property. To the Company’s Knowledge, there has been no violation of a Target Company’s policies or practices related to protection of material Company IP or any confidentiality or nondisclosure Contract relating to the material Intellectual Property owned by a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or

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subject to any Order, that would materially interfere with the use of such employee’s reasonable efforts to promote the interests of the Target Companies or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable best efforts and security measures designed to preserve, maintain and protect all material Owned Intellectual Property, including measures designed to protect the secrecy and confidentiality and value of the material Company IP. All Persons who have participated in or contributed to the creation or development of any material Owned Intellectual Property have executed written agreements (or have similar obligations pursuant to Law) pursuant to which all of such Person’s right, title and interest in and to any such material Owned Intellectual Property has been assigned to the Target Companies or vested in the Target Companies (by operation of Law).

(f)    Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Target Company is in all material respects in compliance with all licenses governing any Open Source Software that is incorporated (either directly by any Target Company, or indirectly, by the incorporation of third party Software that itself incorporates Open Source Software) into, used, intermingled or bundled with any material Owned Intellectual Property. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined, made available or distributed with, or used in the development, operation, delivery or provision of any material Company Software in a manner that requires any Target Company to: (i) disclose, distribute, license or otherwise make available to any Person (including the open source community) any source code to such material Company Software; (ii) license any such material Company Software or other material Owned Intellectual Property for making modifications or derivative works; (iii) disclose, distribute, license or otherwise make available to any Person any such material Company Software or other material Owned Intellectual Property for no or nominal charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents constituting material Owned Intellectual Property (each of (i) – (iv), a “Copyleft Action”).

(g)    Except as set forth on Section 4.14(g) of the Company Disclosure Letter or as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Target Company used any government funding, nor any facilities of a university, college, other educational institution, or similar institution, or research center in the development of any Owned Intellectual Property. Except as set forth in Section 4.14(g) of the Company Disclosure Letter or as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Governmental Authority has any: (i) ownership interest or exclusive license in or to any material Owned Intellectual Property; (ii) “unlimited rights” (as defined in 48 C.F.R. § 52.227-14 and in 48 C.F.R. § 252.227-7013(a)) in or to any of the Software; or (iii) “march in rights” (pursuant to 35 U.S.C. § 203) in or to any Patents constituting material Owned Intellectual Property.

(h)    To the Company’s Knowledge, no Person has obtained unauthorized access to information and data (including personally identifiable information) in the possession of a Target Company or in their control, or otherwise held or processed on their behalf during the last three years. There has been no loss, damage, disclosure, use, breach of security, or other material compromise of the security, confidentiality or integrity of such information or data. To the Company’s Knowledge, except as would not, individually or in the aggregate, reasonably be

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expected to be material to the Target Companies, during the last three years, no Target Company has experienced any material information security incident that has compromised the integrity or availability of the information technology, operational technology or software applications the Target Companies own, operate, or outsource, or the information or data thereon. No written material complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data or relating to any information security-related incident has been received by a Target Company. During the last three years, no Target Company has been required by applicable Law, regulation or contract to notify, any person or entity of any personal data or information security-related incident. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, cybersecurity and the collection, processing and use of personal information. Each Target Company has taken reasonable actions designed to implement adequate policies and further taken commercially reasonable steps regarding security regarding: (a) the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, and availability of data (including personally identifiable information) and business proprietary or sensitive information, in its possession or control, or held or processed on its behalf; and (b) the integrity and availability of the information technology, operational technology and software applications the Target Company owns, operates or outsources. To the Company’s Knowledge, the material IT Assets do not contain any malware, viruses, malicious code, “worms,” “Trojan horses,” “back doors,” or other vulnerabilities or unauthorized tools or scripts that would reasonably be expected to adversely impact the confidentiality, integrity and availability of the information technology and operational technology systems and software applications, except in each case as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole. The material IT Assets operate and perform as required by the Target Companies for the operation of its business as currently conducted.

Section 4.15    Taxes and Returns.

(a)    Each Target Company: (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file); (ii) all such Tax Returns are accurate and complete in all material respects; and (iii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return.

(b)    There is no Legal Proceeding currently pending or, to the Company’s Knowledge, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c)    There are no audits, examinations, investigations or other proceedings pending against any Target Company in respect of any Tax. The Target Companies have not been notified in writing of any proposed Tax claims or assessments against any of them.

(d)    There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

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(e)    No Target Company has requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request for such waiver or extension) is outstanding or pending.

(f)    No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law); or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes.

(g)    No Target Company has participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h)    No Target Company has been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes (other than a group the common parent of which is the Company). No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company): (i) under any applicable Tax Law; (ii) as a transferee or successor; or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding agreements solely among the Target Companies and customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreements, closing agreements or other agreements relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period (or portion of any period) following the Closing Date.

(i)    Since its formation, the Company is, and has at all times been classified as either an entity disregarded as separate from its owner or a partnership for U.S. federal income tax purposes. The U.S. federal income tax classification of each of the Company’s Subsidiaries is as set forth on Section 4.15 of the Company Disclosure Letter.

(j)    No election has been made under Treasury Regulations Section 301.9100-22 (or any similar provision of state, local or foreign Law) with respect to any Target Company.

(k)    No “section 197 intangible” (within the meaning of Section 197 of the Code) of any Target Company existing as of the end of the day on the Closing Date will be excluded from the term “amortizable section 197 intangible” pursuant to Section 197(f)(9) of the Code and Treasury Regulations Section 1.197-2(h).

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(l)    No Target Company has ever owned (directly or indirectly): (i) any interest in a “controlled foreign corporation” (within the meaning of Section 957 of the Code); or (ii) any interest in a “passive foreign investment company” (within the meaning of Section 1297 of the Code).

(m)    No Target Company has a permanent establishment in any country other than its jurisdiction of formation. No Target Company has engaged in a trade or business in any country other than its jurisdiction of formation that subjected it to Tax in such country.

(n)    No Target Company has made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act that remains outstanding. No Target Company has made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020 that remains outstanding.

(o)    No Target Company has knowingly taken any action, nor is aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 4.16    Real Property.

(a)    Section 4.16(a) of the Company Disclosure Letter sets forth the address of all land owned in fee simple by the Target Companies (collectively, the “Owned Real Property”). With respect to each Owned Real Property: (i) the Target Company that owns such Owned Real Property has good and marketable title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens; (ii) the Target Company that owns such Owned Real Property has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion of such Owned Real Property; and (iii) other than the right of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion of such Owned Real Property or interest in such Owned Real Property. All buildings, structures, improvements, fixtures located on the Owned Real Property are in good condition and repair (normal wear and tear and asset retirement excepted) and sufficient for the operation of the business of the Target Companies. The Owned Real Property is in material compliance with all applicable CCRs and other similar matters affecting title to such Owned Real Property. The Target Companies’ planned development of such Owned Real Property for the operation of the businesses of the Target Companies is in compliance with all zoning and other land use Laws in all material respects. Except as set forth on Section 4.16(a) of the Company Disclosure Letter, no Target Company is party to any agreement or option to purchase any real property or interest in such real property.

(b)    Section 4.16(b) of the Company Disclosure Letter contains a true, correct and complete list as of the Signing Date of: (i) the street address of all premises currently leased or subleased or licensed or otherwise used or occupied by a Target Company for the operation of

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the business of such Target Company (collectively, the “Leased Real Property”); and (ii) all current leases, lease guarantees, agreements and documents related to such Leased Real Property, including all amendments, terminations and modifications or waivers of such current leases, lease guarantees, agreements and documents related to such Leased Real Property (collectively, the “Company Real Property Leases”). The Target Companies have delivered to the Purchaser a true and complete copy of each Company Real Property Lease document. Each Company Real Property Lease is valid, binding and enforceable in all respects against the Target Company party to such Company Real Property Lease. To the Company’s Knowledge, each other party to such Company Real Property Lease, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). With respect to each Company Real Property Lease: (A) no Target Company is in breach of, or default under, any Company Real Property Lease, and, to the Company’s Knowledge, no event has occurred and no circumstance exists that, if not remedied, whether with or without notice or the passage of time or both, would result in such a breach or default, or permit the termination, modification or acceleration of rent under such Company Real Property Lease, except for any such breach or default as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole; (B) no Target Companies’ possession and quiet enjoyment of the Leased Real Property under such Company Real Property Leases has been materially disturbed; (C) to the Company’s Knowledge, no material disputes with respect to such Company Real Property Lease have arisen; (D) no Target Company has exercised, nor has any Target Company received written notice of any other parties exercise of, any termination rights with respect to any Company Real Property Lease; (E) no Target Company has subleased, licensed, or otherwise granted any Person the right to use or occupy any of the Leased Real Property or any portion of such Leased Real Property; and (F) no Target Company has collaterally assigned or granted any other security interests in any Leased Real Property.

Section 4.17    Personal Property. The Target Companies own and have good and marketable title to, or a valid leasehold interest in or right to use, their respective material tangible and intangible assets and personal property, free and clear of all Liens other than: (a) Permitted Liens; and (b) the rights of lessors under any leases. The material tangible and intangible assets and personal property of the Target Companies: (i) constitute all of the assets, rights and properties that are necessary for the operation of the businesses of the Target Companies as they are now conducted; (ii) taken together, are adequate and sufficient for the operation of the businesses of the Target Companies as currently conducted; (iii) have been maintained in accordance with generally accepted industry practice; and (iv) are in good working order and condition, except for ordinary wear and tear and, in each case, as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Target Companies, taken as a whole.

Section 4.18    Employee Matters.

(a)    The Target Companies are not and have never been a party to, or bound by, any Labor Agreement. No employees of the Target Companies are represented by any labor union, works council, or other labor organization with respect to their employment with the Target Companies. To the Company’s Knowledge, in the past three years, there have been no activities or proceedings of any labor union or other party to organize or represent such employees. In the past three years, there has not occurred or, to the Company’s Knowledge, been threatened any unfair labor practice charge, material labor arbitration, material labor grievance, strike, slow-down,

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lockout, picketing, work-stoppage, or other similar labor activity or dispute against the Target Companies. Section 4.18(a) of the Company Disclosure Letter sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Company’s Knowledge, threatened between the Target Companies and Persons employed by or providing services as independent contractors to the Target Companies. With respect to the Transactions, the Target Companies have satisfied in all material respects any notice, consultation or bargaining obligations owed to their employees or their employees’ representatives under applicable Law or Labor Agreement.

(b)    The Target Companies are and have been in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices. Such compliance in all material respects includes all laws respecting terms and conditions of employment, health and safety and wages and hours (including the classification of independent contractors and exempt and non-exempt employees), discrimination, retaliation, harassment, disability rights and benefits, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), employee trainings and notices, labor relations, employee leave issues, COVID-19, affirmative action, unemployment insurance, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations. There are no material Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c)    Except as would not result in material liability for the Target Companies, taken as a whole, the Target Companies have fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their current or former employees and independent contractors under applicable Law, Contract or company policy.

(d)    In the past three years, the Target Companies have not engaged in layoffs, furloughs or employment terminations sufficient to trigger application of the WARN Act. The Target Companies have not engaged in layoffs or furloughs or effected any broad-based salary or other compensation or benefits reductions, in each case, whether temporary or permanent, in the three years prior to the Signing Date.

(e)    In the past three years: (i) no allegations of sexual harassment or sexual misconduct have been made, or, to the Company’s Knowledge, threatened to be made against or involving any current or former officer, director or other employee at the level of Vice President or above by any current or former officer, employee or individual service provider of the Target Company; (ii) no Target Company has entered into any settlement agreements resolving, in whole or in part, allegations of sexual harassment or sexual misconduct by any current or former officer, director or other key employee; and (iii) the Target Companies have reasonably investigated all

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sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, the Target Companies have taken corrective action that is reasonably calculated to prevent further improper action. The Target Companies do not reasonably expect any material Liabilities with respect to any such allegations.

Section 4.19    Benefit Plans.

(a)    Set forth on Section 4.19(a) of the Company Disclosure Letter is a true and complete list of each material Company Benefit Plan, excluding any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that is pursuant to the form(s) set forth in Section 4.19(a) of the Company Disclosure Letter and is terminable upon no more than thirty days’ notice without further Liability and does not provide severance. Each Company Benefit Plan is exclusive to the Target Companies, and no Company Benefit Plan covers or provides benefits to any Person who is not a current or former employee of the Target Companies (or an eligible dependent of such current or former employee). With respect to each Company Benefit Plan, all contributions and other payments that have become due have been timely made or paid or, to the extent not yet due, are properly accrued in accordance with GAAP on the Company Financials.

(b)    Each Company Benefit Plan is and has been operated, administered, maintained, and funded at all times in compliance with its terms and all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code: (i) has received a favorable determination letter from the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter upon which the Target Company is entitled to rely); or (ii) the Target Company has requested an initial favorable IRS determination of qualification or exemption within the period permitted by applicable Law. No event has occurred or circumstance exists that would reasonably be expected to adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

(c)    With respect to each Company Benefit Plan required to be listed on Section 4.19(a) of the Company Disclosure Letter, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) all Company Benefit Plan documents (including any amendments, modifications or supplements) or, for any unwritten Company Benefit Plan, a written summary of the material terms of such unwritten Company Benefit Plan; (ii) the most recent summary plan descriptions and each summary of material modifications to such plan descriptions; (iii) the most recent Form 5500, if applicable, and annual report, including all schedules; (iv) the most recent annual and periodic accounting of plan assets; (v) the most recent determination letter (or opinion letter) received from the IRS, if any; (vi) the most recent actuarial valuation; and (vii) all non-routine communications with any Governmental Authority within the last three years.

(d)    No Legal Proceeding or claim is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration and administrative appeals of denied claims) against or relating to any Company Benefit Plan or the assets any Company Benefit Plan. There has been no non-exempt “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Code, or breach of fiduciary duty with

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respect to any Company Benefit Plan. No Target Company has incurred (whether or not assessed), or would reasonably be expected to incur or be subject to, any material Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e)    None of the Target Companies nor any ERISA Affiliate currently sponsors, maintains, contributes to, has an obligation to contribute to or has any Liability or obligation under or with respect to, and no Company Benefit Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA); (ii) a plan that is or was subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code, a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) or a “multiple employer plan” (as described in Section 413(c) of the Code or Section 210 of ERISA). None of the Target Companies has incurred any Liability or otherwise would reasonably be expected to have any Liability, contingent or otherwise, under Title IV of ERISA or as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f)    The consummation of the Transactions will not, either alone or in combination with another event: (i) entitle any current or former employee, officer or other individual service provider of the Target Companies to any severance pay or increase in severance pay or any other compensation or benefits payable by the Target Companies; (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due to any such employee, officer or other individual service provider by the Target Companies; (iii) directly or indirectly cause the Target Companies to transfer or set aside any assets to fund any compensation or benefits under any Company Benefit Plan; (iv) otherwise give rise to any material liability under any Company Benefit Plan; or (v) result in any “excess parachute payment” under Section 280G of the Code.

(g)    No Company Benefit Plan provides for a Tax gross-up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.

(h)    Except to the extent required by Section 4980B of the Code or similar state Law, none of the Target Companies has any Liability to provide, and no Company Benefit Plan provides, health or welfare benefits to any former or retired employee and are not obligated to provide such benefits to any active employee or any other Person following such employee’s retirement or other termination of employment or service.

(i)    Each Company Benefit Plan that is subject to Section 409A of the Code has been administered in compliance, and is in documentary compliance, in all material respects with the applicable provisions of Section 409A of the Code, the regulations under the Code and other official guidance issued under the Code. No amounts paid or payable by any of the Target Companies are subject to any Tax or penalty imposed under Section 457A of the Code.

(j)    Each Company Benefit Plan maintained on behalf of current or former directors, officers, managers, employees or other service providers who reside or work primarily outside of the United States (each, a “Foreign Plan”) and who are required by any applicable Law to be registered or approved by a Governmental Authority has been so registered or approved and has been maintained in all material respects in good standing with the applicable Governmental

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Authority. Each Foreign Plan required under any applicable Law to be funded, is either: (i) funded in all material respects in accordance with such Law to an extent sufficient to provide for accrued benefit obligations with respect to all affected employees; or (ii) is fully insured, in each case based upon generally accepted local accounting and actuarial practices and procedures. None of the Transactions will, or would reasonably be expected to, cause such funding or insurance obligations to be materially less than such benefit obligations. No Foreign Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement. No unfunded or underfunded Liabilities exist with respect to any Foreign Plan.

Section 4.20    Environmental Matters.

(a)    Each Target Company is, and for the past three years has been, in compliance in all material respects with all applicable Environmental Laws, including by obtaining and maintaining all Permits required under applicable Environmental Laws (collectively, the “Environmental Permits”).

(b)    No Legal Proceeding is pending or, to the Company’s Knowledge, threatened against any Target Company alleging any material violation, material non-compliance with, or material Liability, under Environmental Laws. To the Company’s Knowledge, there are no facts or circumstances that would reasonably be expected to form the basis of such a Legal Proceeding.

(c)    Except as would not reasonably be expected to result in material Liability to the Target Companies, taken as a whole, as of the Signing Date, no Target Company has received any written notice, report or other information from any Person of, or is the subject of any outstanding Order of any Governmental Authority relating to: (i) any actual or alleged material violation of, material non-compliance with, or material Liability under, Environmental Laws; (ii) any Remedial Legal Proceeding; or (iii) the Release or threatened Release, or exposure of any Person to, of a Hazardous Material, in each case that remains unresolved.

(d)    There has been no release of, contamination by or exposure of any Person to any Hazardous Material in a quantity or manner that has resulted in material Liability of, the Target Companies pursuant to Environmental Laws, including with respect to any reporting, investigation, remediation, monitoring, or other response action.

(e)    As of the Signing Date, no Target Company has received any written notice of any investigation of the business, operations, or currently or formerly owned, operated, or leased property of a Target Company that remains pending, or, to the Company’s Knowledge, is threatened in writing that would reasonably be expected to lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities. To the Company’s Knowledge, there is no investigation of the real property formerly owned, operated, or leased by a Target Company pending or threatened in writing that would reasonably be expected to lead to the imposition of any material Liens (other than Permitted Liens) under any Environmental Law or material Environmental Liabilities.

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(f)    No Target Company has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material Environmental Liability, including any obligation for corrective or remedial action, of any other Person related to Environmental Laws.

(g)    The Company has provided to the Purchaser all material environmental reports, audits, assessments, liability analyses, memoranda, studies and similar environmental documents in the Company’s possession or control with respect to compliance with Environmental Law or Environmental Liabilities of any Target Company or any property owned or operated by any Target Company.

Section 4.21    Transactions with Related Persons. Section 4.21 of the Company Disclosure Letter contains a list of each transaction or Contract to which a Target Company is a party with any: (a) present or former officer or director of any of the Target Companies; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or Equity Securities of any of the Target Companies; or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing. Notwithstanding the foregoing, each of clauses (a), (b) and (c) shall exclude: (i) any transaction or Contract solely between or among the Company’s wholly owned Subsidiaries or between or among the Company and any of its wholly owned Subsidiaries; and (ii) in the case of an employee, officer or director of the Target Companies, any employment Contract made in the ordinary course of business or any Company Benefit Plans. To the Company’s Knowledge, no Related Person or any Affiliate of a Related Person has, directly or indirectly, an economic interest in any Contract, property or right (tangible or intangible) with any of the Target Companies (other than such Contracts that relate to any such Person’s ownership of the Company Units or other Equity Securities of any Target Company as set forth on Section 4.03(a) of the Company Disclosure Letter or such Person’s employment or consulting arrangements with the Target Companies).

Section 4.22    Insurance.

(a)    Section 4.22(a) of the Company Disclosure Letter lists as of the Signing Date, all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the business of any Target Company (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy). As of the Signing Date, all premiums due and payable under all such insurance policies have been paid. As of the Signing Date, the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy is legal, valid and binding, and is enforceable and in full force and effect, subject, in each case, to the Enforceability Exceptions. No Target Company has any self-insurance or co-insurance programs. In the past three years, no Target Company has received any written notice from, or on behalf of, any insurance carrier relating to or involving any: (i) adverse material change; (ii) notice of cancellation or termination; (iii) any change other than in the ordinary course of business in the conditions of insurance; (iv) any refusal to issue an insurance policy; or (v) non-renewal of a policy, and, to the Company’s Knowledge, no such action has been threatened.

(b)    Section 4.22(b) of the Company Disclosure Letter identifies each individual insurance claim made by a Target Company in the past three years. Each Target Company has

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reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer has denied coverage. The consummation of the Transactions will not affect coverage under any insurance policies in any material respect.

Section 4.23    Top Customers and Suppliers.

(a)    Section 4.23(a) of the Company Disclosure Letter lists as of the Signing Date, by aggregate dollar value of the Target Companies business’ revenue with such counterparty, as applicable, the five largest customers of the Target Companies, taken as a whole, for (i) the 12 months ended on December 31, 2021 and (ii) the 12 months ended on December 31, 2020 (the “Top Customers”). As of the Signing Date, no Top Customer has (i) informed the Target Companies in writing of its intention, or, to the Company’s Knowledge, has threatened to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole; or (ii) informed the Target Companies in writing that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Customer. To the Company’s Knowledge, as of the Signing Date, no Top Customer has asserted or threatened a force majeure event or provided notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract.

(b)    Section 4.23(b) of the Company Disclosure Letter lists as of the Signing Date, by aggregate dollar value of the Target Companies’ business’ cost to such counterparty, as applicable, the five largest suppliers or manufacturers of goods or services to the Target Companies, taken as a whole, for (i) the 12 months ended on December 31, 2021 and (ii) the 12 months ended on December 31, 2020, (the “Top Suppliers”). As of the Signing Date, no Top Supplier has (i) informed the Target Companies in writing of its intention, or, to the Company’s Knowledge, has threatened to cancel or otherwise terminate, or materially reduce, its relationship with the Target Companies, taken as a whole; or (ii) informed the Target Companies in writing that any Target Company is in material breach of the terms of any Contract to which it is a party with such Top Supplier. To the Company’s Knowledge, as of the Signing Date, no Top Supplier has asserted or threatened a force majeure event or provided notice of an anticipated inability to perform, in whole or in part, its obligations with respect to a material Contract.

(c)    As of the Signing Date, none of the Top Customers or Top Suppliers has notified any Target Companies in writing that it is in a material dispute with the Target Companies or their respective businesses.

Section 4.24    Certain Business Practices.

(a)    No Target Company, nor, to the Company’s Knowledge, any of such Target Company’s officers, directors, employees, nor, any other of their respective Representatives acting on such Target Company’s behalf has, during the last five years, offered, given, paid, promised to pay, or authorized or received or accepted the payment of anything of value to or from: (i) an

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official or employee of a foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office, in any such case under circumstances where such Target Company or Representative of such Target Company knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office; or (iv) any other Person (in each case in violation of any Anti-Bribery Law). During the last five years, no Target Company has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. During the last five years, no Target Company has received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. Each of the Target Companies has instituted, maintain and enforce policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b)    The operations of each Target Company are and, during the last five years, have been conducted at all times in compliance with economic Sanctions Laws, export and import control Laws and money laundering Laws in all relevant jurisdictions and the rules and regulations under such Laws, in all material respects. No Legal Proceeding involving a Target Company with respect to any of the foregoing is pending or, to the Company’s Knowledge, threatened.

(c)    No Target Company, nor any of its officers, directors, or employees, nor, to the Company’s Knowledge, any other of its Representatives acting on behalf of a Target Company, is or has, during the last five years, been: (i) a Sanctioned Person; or (ii) in material violation of economic Sanctions Laws or export or import control Laws.

(d)    The Target Companies have in the past five years maintained in place and implemented controls and systems designed to ensure compliance with all applicable economic Sanctions Laws and export and import control Laws in all material respects.

Section 4.25    Nuclear Regulatory Matters.

(a)    No Target Company has operated or currently operates any “utilization facility” or “production facility,” as those terms are defined in the Atomic Energy Act and the regulations of the NRC under the Atomic Energy Act, whether or not owned, in whole or part, by any Target Company. No Target Company possesses a license from the NRC for the construction or operation, or construction and operation, of any utilization facility or production facility.

(b)    No Target Company currently holds or requires any license for the possession or use of nuclear materials in order to conduct its business, whether such materials are classified as “source materials,” “special nuclear materials,” or “byproduct materials” pursuant to the Atomic Energy Act and the regulations of the NRC under the Atomic Energy Act or pursuant to the Laws of a state, the governor of which has entered an agreement pursuant to Section 274(b) of the Atomic Energy Act.

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(c)    Each Target Company is in compliance with all applicable Laws relating to the design, licensing, construction and operation of a “utilization facility” and a “production facility,” as those terms are defined in the Atomic Energy Act and the regulations of the NRC under the Atomic Energy Act. No Target Company is subject to any Law that prevents or materially inhibits the Target Company’s ability to design, license or fabricate systems, structures or components for, or construct, any such facilities, subject to the necessary approvals from an applicable Government Authority. The execution, delivery and performance by any Target Company of this Agreement and the Ancillary Documents to which it is a party, and the consummation by it of the Transactions, shall not cause any Target Company to become subject to any Law that prevents or materially inhibits the Target Company’s ability to design, license or fabricate systems, structures or components for, or construct, any such facilities subject to the necessary approvals from an applicable Government Authority.

Section 4.26    Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.27    Finders and Brokers. Except as reflected on Section 4.27 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which any Target Company would be liable in connection with the Transactions based upon arrangements made by any Target Company or any of their Affiliates. The Company shall be solely responsible for any such fees (which shall be included as a Company Transaction Cost to the extent not paid prior to the Closing).

Section 4.28    Independent Investigation. The Target Companies have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Purchaser. The Company acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. In making its decision to enter into this Agreement and to consummate the Transactions, the Company has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) and in any certificate delivered to the Company pursuant to this Agreement. None of the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Letter) or in any certificate delivered to the Company pursuant to this Agreement.

Section 4.29    Information Supplied. The Target Companies shall supply information expressly for inclusion or incorporation by reference in: (a) any current report on Form 8-K, and any exhibits to such Form 8-K or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or any Ancillary Documents or in the Proxy Statement/Registration Statement; or (b) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectus filed under Rule 425 of the Securities Act in connection with the

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Transactions or any Ancillary Documents. No such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated in such documents or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading at: (i) the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed amendment or supplement, this clause (i) shall solely refer to the time of such subsequent revision); (ii) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (iii) the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first mailed to the Purchaser Shareholders; or (iv) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Target Companies make no representation, warranty or covenant with respect to any information supplied by or on behalf of the Purchaser or its respective Affiliates. All financial projections with respect to the Target Companies that: (i) were delivered by or on behalf of the Company or its Representatives for inclusion in the presentation that the Parties have agreed to file with the SEC in connection with Signing Filing; and (ii) will be delivered by the Company or its Representatives for inclusion in the Proxy Statement/Registration Statement were or will be, as the case may be, prepared in good faith using assumptions the Company believes to be reasonable.

Section 4.30    No Additional Representations or Warranties. Except as provided in this Article IV or in any Ancillary Document to which such Target Company is a party, none of the Target Companies nor any of their respective Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Purchaser or its Affiliates. No such party shall be liable in respect of the accuracy or completeness of any information provided to the Purchaser or its Affiliates.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Except as set forth in: (i) any Purchaser SEC Reports filed or submitted on or prior to the Signing Date (excluding (a) any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended to such Purchaser SEC Reports); or (ii) in the disclosure letter dated as of the Signing Date delivered by the Purchaser to the Company (the “Purchaser Disclosure Letter”) on the Signing Date, the Purchaser represents and warrants to the Company, as of the Signing Date and as of the Closing, as follows:

Section 5.01    Organization and Standing. The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where such failure to have all requisite corporate power and authority would not, individually, or in the aggregate, be material to the Purchaser. The Purchaser is duly qualified or licensed in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted

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by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect. The Purchaser has provided to the Company accurate and complete copies of its Organizational Documents each as amended to date and as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents.

Section 5.02    Authorization; Binding Agreement. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations under this Agreement and each Ancillary Document and to consummate the Transactions, subject to obtaining the Purchaser Shareholder Approval. The execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions: (a) have been duly and validly authorized by the Special Committee and the board of directors of the Purchaser; and (b) other than the Purchaser Shareholder Approval, no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitutes the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability of this Agreement may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”). When delivered, each Ancillary Document to which the Purchaser is or is required to be a party shall be duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution, delivery and performance of such Ancillary Document, shall constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.03    Governmental Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Consent of or with any Governmental Authority on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the Transactions, other than: (a) such filings as contemplated by this Agreement; (b) any filings required with the NYSE or the SEC with respect to the Transactions; (c) applicable requirements, if any, of the Securities Act, the Exchange Act or any state “blue sky” securities Laws, and the rules and regulations under the Securities Act, the Exchange Act or any state “blue sky” securities Laws; (d) applicable requirements, if any, of the HSR Act or other Antitrust Laws; and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.04    Non-Contravention. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, the execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Document to

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which it is a party, the consummation by the Purchaser of the Transactions, and compliance by the Purchaser with any of the provisions those documents, do not and will not: (a) conflict with or violate any provision of the Purchaser’s Organizational Documents; (b) violate any provision of, or result in the breach of, any applicable Law to which the Purchaser is subject or by which any property or asset of any Purchaser is bound; (c) violate any provision of or result in a breach, default or acceleration of, require a consent under, create any right to payment or any posting of collateral (or the right to require the posting of collateral), or trigger vesting or increase in the amount of any compensation or benefit payable under any material Contract of Purchaser, or terminate or result in the termination of any material Contract of the Purchaser, or result in the creation of any Lien (other than a Permitted Lien) under any material Contract of the Purchaser upon any of the properties or assets of the Purchaser, or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, default, acceleration, termination or creation of a Lien (other than a Permitted Lien); or (d) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (b), (c) or (d) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of the Purchaser to consummate the Transactions or would not reasonably be expected to be material to the Purchaser.

Section 5.05    Capitalization.

(a)    As of the Signing Date, the authorized share capital of Purchaser is $33,100 divided into: (i) 300,000,000 shares of Purchaser Class A Ordinary Shares, 100,000,000 of which are issued and outstanding; (ii) 30,000,000 shares of Purchaser Class B Ordinary Shares, of which 25,000,000 shares are issued and outstanding; and (iii) 1,000,000 Purchaser Preference Shares, of which no shares are issued and outstanding as of the Signing Date. All outstanding Purchaser Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable. The outstanding Purchaser Ordinary Shares are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Purchaser Ordinary Shares have been issued in violation of any applicable securities Laws.

(b)    Subject to the terms of conditions of the Warrant Agreement and in connection with the Domestication, the Cayman Purchaser Warrants will be converted into Domesticated Purchaser Warrants. The Domesticated Purchaser Warrants will be exercisable after giving effect to the Transactions for one share of Domesticated Purchaser Class A Common Stock at an exercise price of $11.50 per share. As of the Signing Date, 35,333,333 Cayman Purchaser Warrants, consisting of 20,000,000 Purchaser Public Warrants and 15,333,333 Purchaser Private Placement Warrants are issued and outstanding. All outstanding Cayman Purchaser Warrants are duly authorized, validly issued, fully paid and non-assessable. The outstanding Cayman Purchaser Warrants are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which the Purchaser is a party. None of the outstanding Cayman Purchaser Warrants have been issued in violation of any applicable securities Laws.

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(c)    Other than the Redemption or as expressly set forth in this Agreement (including any redemptions that may occur in connection with an Extension), there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.

(d)    All Indebtedness of the Purchaser as of the Signing Date is disclosed on Section 5.05(d) of the Purchaser Disclosure Letter. No Indebtedness of the Purchaser contains any restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of Indebtedness by the Purchaser; or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.

(e)    Since the date of incorporation of the Purchaser, and except in connection with an Extension or as otherwise contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares. The Purchaser’s board of directors has not authorized any of the foregoing.

Section 5.06    SEC Filings and Purchaser Financials; Internal Controls.

(a)    Since the IPO, the Purchaser has filed all forms, reports, schedules, statements and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act or the Exchange Act, together with any amendments, restatements or supplements (all of the foregoing filed prior to the Signing Date, the “Purchaser SEC Reports”). The Purchaser will have filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the Signing Date through the Closing Date (the “Additional Purchaser SEC Reports”). All of the Purchaser SEC Reports, Additional Purchaser SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the IPO of the Purchaser or the Proxy Statement/Registration Statement) and all certifications and statements required by Rule 13a-14 or 15d-14 under the Exchange Act or 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Public Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Purchaser SEC Reports were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. Subject to Section 5.18, the Additional Purchaser SEC Reports will be prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act. The Purchaser SEC Reports did not, at the time they were filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Purchaser SEC Reports or necessary in order to make the statements made in such Purchaser SEC Reports, in light of the circumstances under which they were made, not misleading. The Additional Purchaser SEC Reports will not, at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Additional Purchaser SEC Reports

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or necessary in order to make the statements made in the Additional Purchaser SEC Reports, in light of the circumstances under which they were made, not misleading. Each director and executive officer of the Purchaser has filed with the SEC on a timely basis all statements required with respect to the Purchaser by Section 16(a) of the Exchange Act and the rules and regulations under Section 16(a) of the Exchange Act. The Public Certifications are, or will be, true and correct as of their respective dates of filing. As used in this Section 5.06, a document or information will be deemed to have been “filed” if such document or information has been furnished, supplied or otherwise made available to the SEC.

(b)    The financial statements and notes contained or incorporated by reference in the Purchaser SEC Reports fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements. The financial statements and notes to be contained in or to be incorporated by reference in the Additional Purchaser SEC Reports will fairly present the financial condition and the results of operations, changes in shareholders’ equity and cash flows of the Purchaser as at the respective dates of, and for the periods referred to, in such financial statements. Such financial statements were prepared in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable.

(c)    The Purchaser has no off-balance sheet arrangements that are not disclosed in the Purchaser SEC Reports. No financial statements other than those of the Purchaser are required by GAAP to be included in the consolidated financial statements of the Purchaser.

(d)    The issued and outstanding Cayman Purchaser Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AACU.” The issued and outstanding Purchaser Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AAC.” The issued and outstanding Purchaser Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “AAC WS.” The Purchaser is a listed company in good standing with the NYSE. Since the consummation of the IPO, the Purchaser has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. There is no Legal Proceeding pending or, to the Purchaser’s Knowledge, threatened against the Purchaser by the NYSE or the SEC with respect to: (i) deregistering the Cayman Purchaser Units; (ii) deregistering the Purchaser Class A Ordinary Shares; (iii) deregistering the Purchaser Public Warrants; or (iv) terminating the listing of the Purchaser on the NYSE. None of the Purchaser or any of its Affiliates has taken any action in an attempt to terminate the registration of the Cayman Purchaser Units, the Purchaser Class A Ordinary Shares or Purchaser Public Warrants under the Exchange Act.

(e)    Except as not required in reliance on exemptions from various reporting requirements by virtue of Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), the Purchaser has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Purchaser is made known to the

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Purchaser’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Purchaser’s principal executive officer and principal financial officer to information required to be included in the Purchaser’s periodic reports required under the Exchange Act. Except as not required in reliance on exemptions from various reporting requirements by virtue of the Purchaser’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, since the consummation of the IPO, the Purchaser has established and maintained (i) a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Purchaser’s financial reporting and the preparation of the financial statements included in the Purchaser SEC Reports for external purposes in accordance with GAAP and (ii) disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to the Purchaser is made known to the Purchaser’s principal executive officer and principal financial officer by others within the Purchaser, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared.

Section 5.07    Absence of Certain Changes. As of the Signing Date and since the date of its formation, the Purchaser has: (a) conducted no business other than as is or was incidental to its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of agreements related to a Business Combination, including this Agreement) and related activities; and (b) not been subject to a Purchaser Material Adverse Effect.

Section 5.08    Undisclosed Liabilities. Except for any fees and expenses payable by the Purchaser as a result of or in connection with the consummation of the Transactions, there is no material liability, debt, obligation, claim or judgment against the Purchaser, except for liabilities and obligations: (i) reflected or reserved for on the financial statements or disclosed in the notes to such financial statements included in the Purchaser SEC Reports; or (ii) that have arisen since the date of the most recent balance sheet included in the Purchaser SEC Reports in the ordinary course of business of the Purchaser.

Section 5.09    Compliance with Laws. Since its inception, the Purchaser has complied with, and is not currently in violation of, any applicable Law with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Purchaser. No written notice of violation or of non-compliance with any applicable Law has been received by the Purchaser since its inception. To the Purchaser’s Knowledge, no assertion or action of any violation or of non-compliance with any applicable Law is currently threatened against the Purchaser.

Section 5.10    Legal Proceedings; Orders; Permits. There is no Legal Proceeding pending or, to the Purchaser’s Knowledge, threatened to which the Purchaser is subject that would reasonably be expected to have a Purchaser Material Adverse Effect or that would have a material adverse effect on the ability of the Purchaser to enter into and perform its obligations under this

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Agreement and consummate the Transactions. There is no material Legal Proceeding that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Purchaser Material Adverse Effect.

Section 5.11    Taxes and Returns.

(a)    The Purchaser: (i) has timely filed, or caused to be timely filed, all Income Tax and other material Tax Returns required to be filed by it (taking into account all valid extensions of time to file); (ii) all such Tax Returns are accurate and complete in all material respects; and (iii) has timely paid, collected, withheld or remitted, or caused to be timely paid, collected, withheld or remitted, all Income Taxes and other material Taxes required to be paid, collected, withheld or remitted, whether or not such Taxes are shown as due and payable on any Tax Return.

(b)    There is no Legal Proceeding currently pending or, to the Purchaser’s Knowledge, threatened against the Purchaser by a Governmental Authority in a jurisdiction where the Purchaser does not file Tax Returns that it is or may be subject to Tax or required to file a Tax Return in that jurisdiction.

(c)    There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser.

(d)    There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens.

(e)    The Purchaser has not requested or consented to any waivers or extensions of any applicable statute of limitations for the collection or assessment of any Taxes, which waiver or extension (or request for such waiver or extension) is outstanding or pending.

(f)    The Purchaser will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law) or the use of an improper method of accounting on or prior to the Closing Date; (iii) any prepaid amounts received or deferred revenue realized or received on or prior to the Closing Date; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) or (v) any “closing agreement” pursuant to Section 7121 of the Code or any similar agreement or arrangement with a Governmental Authority relating to Taxes.

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(g)    The Purchaser has not participated in or been a party to, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in Treasury Regulations Section 1.6011-4 (or any similar or corresponding provision of state, local or foreign Law).

(h)    The Purchaser has not been a member of an affiliated, combined, consolidated, unitary or other group for Tax purposes. The Purchaser does not have any Liability or potential Liability for the Taxes of another Person: (i) under any applicable Tax Law; (ii) as a transferee or successor; or (iii) by Contract, indemnity or otherwise (excluding customary commercial agreements entered into in the ordinary course of business, the primary purpose of which is not the sharing of Taxes). The Purchaser is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreements, closing agreements or other agreements relating to Taxes with any Governmental Authority) that will be binding on the Purchaser with respect to any period (or portion of any period) following the Closing Date.

(i)    The Purchaser has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(j)    The Purchaser has not made an election to defer the payment of any “applicable employment taxes” (as defined in Section 2302(d)(1) of the CARES Act) pursuant to Section 2302 of the CARES Act or made any such deferral or election pursuant to the presidential memorandum regarding Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster signed on August 8, 2020, in each case, that remains outstanding.

(k)    The Purchaser has not knowingly taken any action, nor is it aware of any fact or circumstance, that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments.

Section 5.12    Properties. The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.

Section 5.13    Investment Company Act. The Purchaser is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended. As of the Signing Date, the Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.14    Trust Account. As of the Signing Date, the Purchaser has at least $1,005,093,718 in the Trust Account. Trust Account funds are held in cash or invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Trust Agreement. Whether written or unwritten, express or implied, there are no separate Contracts, side letters or other arrangements or understandings that would cause the description of the Trust Agreement in the

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Purchaser SEC Reports to be inaccurate or that would entitle any Person (other than Purchaser Shareholders who shall have properly elected to redeem their Purchaser Class A Ordinary Shares pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to the Redemption of Purchaser Class A Ordinary Shares (including any excise Taxes payable in connection therewith) properly submitted in connection with a shareholder vote to amend the Purchaser’s Organizational Documents to: (A) modify the substance or timing of its obligation to allow redemption in connection with its initial business combination; (B) to redeem 100% of its Purchaser Class A Ordinary Shares if it has not consummated an initial business combination by February 4, 2023 (or such later date as may be determined pursuant to an Extension); or (C) with respect to any other material provisions related to shareholders’ rights or pre-initial business combination activity. The Trust Agreement has not been amended or modified and is a valid and binding obligation of Purchaser. The Trust Account is in full force and effect and is enforceable in accordance with its terms, subject to the Enforceability Exceptions. There are no claims or proceedings pending or, to the Purchaser’s Knowledge, threatened with respect to the Trust Account. The Purchaser has performed all material obligations required to be performed by it to date under the Trust Agreement. The Purchaser is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. No event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach under the Trust Agreement. As of the Closing, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate. As of the Closing, the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of Purchaser by reason of the consummation of the Transactions. To the Purchaser’s Knowledge, as of the Signing Date, following the Closing, no Purchaser Shareholder shall be entitled in its capacity as a Purchaser Shareholder to receive any amount from the Trust Account except to the extent such Purchaser Shareholder is exercising their option to redeem Purchaser Class A Ordinary Shares in connection with the Redemption. As of the Signing Date, assuming the accuracy of the representations and warranties of the Company contained in this Agreement and the compliance by the Company with its obligations under this Agreement, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date.

Section 5.15    Finders and Brokers. Except as reflected on Section 5.15 of the Purchaser Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to, nor will be entitled to, either directly or indirectly, any brokerage fee, finders’ fee or other similar commission, for which the Purchaser would be liable in connection with the Transactions based upon arrangements made by the Purchaser or any of their Affiliates.

Section 5.16    Certain Business Practices.

(a)    Neither the Purchaser, nor, to the Purchaser’s Knowledge, any of its officers, directors, employees, nor any other of its Representatives acting on its behalf has, since the date of the Purchaser’s formation, offered, given, paid, promised to pay, or authorized or received or accepted the payment of anything of value to or from: (i) an official or employee of a

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foreign or domestic Governmental Authority; (ii) a foreign or domestic political party or an official of a foreign or domestic political party; (iii) a candidate for foreign or domestic political office, in any such case under circumstances where the Purchaser or Representative of the Purchaser knew that all or a portion of such thing of value would be offered, given, or promised to an official or employee or a foreign or domestic Governmental Authority, a foreign or domestic political party, an official of a foreign or domestic political party, or a candidate for a foreign or domestic political office; or (iv) any other Person (in each case in violation of any Anti-Bribery Law). Since the date of its formation, the Purchaser has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anti-Bribery Law. Since the date of its formation, the Purchaser has not received any written notice, request, or citation from any Governmental Authority for any actual or potential noncompliance with any Anti-Bribery Law. The Purchaser has instituted, maintains and enforces policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(b)    The operations of the Purchaser are and, since the date of its formation have been conducted at all times in compliance with economic Sanctions Laws, export and import control Laws and money laundering Laws in all relevant jurisdictions and the rules and regulations under such Laws, in all material respects. No Legal Proceeding involving the Purchaser with respect to any of the foregoing is pending or, to the Purchaser’s Knowledge, threatened.

(c)    None of the Purchaser, any of its officers, directors, or employees, nor, to the Purchaser’s Knowledge, any other of its Representatives acting on behalf of the Purchaser, is or has, since the date of the Purchaser’s formation, been: (i) a Sanctioned Person; or (ii) in material violation of economic Sanctions Laws or export or import control Laws.

(d)    Since the date of its formation, the Purchaser has maintained in place and implemented controls and systems designed to ensure compliance with all applicable economic Sanctions Laws and export and import control Laws in all material respects.

Section 5.17    Insurance. Section 5.17 of the Purchaser Disclosure Letter lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser or relating to the Purchaser or their business, properties, assets, directors, officers and employees. Copies of such insurance policies have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect. To the Purchaser’s Knowledge there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Purchaser Material Adverse Effect.

Section 5.18    Information Supplied. The Purchaser shall supply information expressly for inclusion or incorporation by reference in: (a) any current report on Form 8-K, and any exhibits to such Form 8-K or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the Transactions or any Ancillary

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Documents or in the Proxy Statement/Registration Statement; or (b) any of the Signing Press Release, the Signing Filing, the Closing Press Release, the Closing Filing and any other press releases or prospectuses filed under Rule 425 of the Securities Act in connection with the Transactions or any Ancillary Documents. No such information shall contain any untrue statement of a material fact or omit to state any material fact required to be stated in such documents or necessary in order to make the statements in such documents, in light of the circumstances under which they are made, not misleading at: (i) the time such information is filed with or furnished to the SEC (but if such information is revised by any subsequently filed amendment or supplement, this clause (i) shall solely refer to the time of such subsequent revision); (ii) the time the Proxy Statement/Registration Statement is declared effective by the SEC; (iii) the time the Proxy Statement/Registration Statement or any amendment or supplement to such Proxy Statement/Registration Statement is first mailed to the Purchaser Shareholders; or (iv) the time of the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, the Purchaser makes no representation, warranty or covenant with respect to any information supplied by or on behalf of the Target Companies or their respective Affiliates.

Section 5.19    Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies. The Purchaser acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. In making its decision to enter into this Agreement and to consummate the Transactions, the Purchaser has relied solely upon: (a) its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Letter) and in any certificate delivered to the Purchaser pursuant to this Agreement; and (b) the information provided by or on behalf of the Company for the Registration Statement. Neither the Company nor its Representatives have made any representation or warranty as to the Target Companies or this Agreement, except as: (i) expressly set forth in this Agreement (including the related portions of the Company Disclosure Letter) or in any certificate delivered to the Purchaser pursuant to this Agreement; or (ii) with respect to the information provided by or on behalf of the Company for the Registration Statement.

Section 5.20    Employees; Benefit Plans. The Purchaser has never had any employees and the Purchaser has no unsatisfied material liability with respect to any employee. The Purchaser does not currently maintain or have any direct liability under any benefit plan.

Section 5.21    Transactions with Related Persons. Section 5.21 of the Purchaser Disclosure Letter contains a list of each transaction or Contract to which the Purchaser is a party with any: (a) present or former officer or director of any of the Purchaser; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or Equity Securities of any of the Purchaser; or (c) any Affiliate, “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing. To the Purchaser’s Knowledge, no Purchaser Related Person or any Affiliate of a Purchaser Related Person has, directly or indirectly, an economic interest in any Contract, property or right (tangible or intangible) with the Purchaser (other than such Contracts that relate to any such Person’s ownership of the Equity Securities of the Purchaser).

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Section 5.22    No Additional Representation or Warranties. Except as provided in this Article V, neither the Purchaser nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to any other party or its Affiliates. No such party shall be liable in respect of the accuracy or completeness of any information provided to the Target Companies or their Affiliates. The Target Companies acknowledge that the Target Companies or their advisors, have made their own investigation of the Purchaser and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Purchaser, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the Purchaser as conducted after the Closing, as contained in any materials provided by the Purchaser or any of its Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS

Section 6.01    Access and Information; Cooperation. (a) During the period from the Signing Date and continuing until the earlier of the termination of this Agreement in accordance with Section 8.01 or the Closing (the “Interim Period”), subject to Section 6.16, the Company shall give, and shall cause the Target Companies and its and their respective Representatives to give, the Purchaser and its Representatives reasonable access to all offices and other facilities and to all officers, managers, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Target Companies as the Purchaser or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and advisors. The Company shall cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice. The Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. Notwithstanding the foregoing, the Company shall not be required to provide, or cause to be provided, to the Purchaser or any of its Representatives any information if and to the extent doing so would: (i) violate any Law to which the Company is subject; (ii) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party; (iii) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy; or (iv) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iv) in the preceding sentence, the Company shall: (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (y) to the extent reasonably possible, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or

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Law. The Company shall not be required to provide, or cause to be provided, to the Purchaser or any of its Representatives any information if the Company, on the one hand, and the Purchaser or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation. The Company shall not be obligated under this Section 6.01(a) to permit the Purchaser or any of its Representatives to conduct any invasive, intrusive or subsurface sampling or testing of any media at the properties of any of the Target Companies.

(b)    During the Interim Period, subject to Section 6.16, the Purchaser shall give, and shall cause its Representatives to give, the Company and its Representatives reasonable access to all offices and other facilities and to all officers, directors, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information, of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and advisors. The Purchaser shall cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation. Such reasonable access shall be provided at reasonable times during normal business hours and upon reasonable intervals and notice. The Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide, or cause to be provided, to the Company or any of its Representatives any information if and to the extent doing so would: (i) violate any Law to which the Purchaser is subject; (ii) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy; or (iii) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine. In the case of each of clauses (i) through (iii) in the preceding sentence, the Purchaser shall: (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law; and (y) to the extent reasonably possible, provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law. The Purchaser shall not be required to provide, or cause to be provided, to Company or any of its Representatives any information if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent to such litigation.

(c)    During the Interim Period, each of the Company and the Purchaser shall, and shall cause their respective Representatives to, reasonably cooperate in a timely manner in connection with any financing arrangement the Parties mutually agree to seek in connection with the Transactions (including in connection with the PIPE Investment), including: (i) by providing such information and assistance as the other Party may reasonably request; (ii) granting such access to the other Party and its Representatives as may be reasonably necessary for their due diligence; and (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts. Such cooperation shall include direct contact between senior management and other Representatives of the Company at reasonable times and locations. All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company, the Purchaser, or their respective Representatives.

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Section 6.02    Conduct of Business of the Company.

(a)    During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures), as set forth on Section 6.02 of the Company Disclosure Letter or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the other Target Companies to, use reasonable best efforts to: (i) conduct its and their respective businesses, in all material respects, in the ordinary course of business; (ii) comply in all material respects with all Laws applicable to the Target Companies and their respective businesses, assets and employees; (iii) preserve intact, in all material respects, their respective business organizations and ongoing business of the Target Companies; and (iv) maintain the existing relations and goodwill of the Target Companies with the Target Companies’ customers, suppliers, distributors, creditors, the NRC and the U.S. Department of Energy.

(b)    Without limiting Section 6.02(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Recapitalization), as required by applicable Law (including COVID-19 Measures) or as set forth on Section 6.02(a) of the Company Disclosure Letter, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to:

(i)    amend, waive or otherwise change, in any material respect, its Organizational Documents, except as required by applicable Law;

(ii)    authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities and any other equity-based awards except pursuant to and in compliance with existing Company Benefits Plans or any Contract (including any warrant, option or profits interest award) outstanding as of the Signing Date that has been disclosed in writing to the Purchaser. Notwithstanding the foregoing, the Company may issue debt securities pursuant to (A) a Permitted Financing or (B) a Pre-Closing Additional Financing;

(iii)    engage in any hedging transaction with a third person with respect to any Equity Securities of the Target Companies;

(iv)    (A) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect of such shares or Equity Securities or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination of cash, equity or property) in respect of its Equity Securities, or (B) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities, except in each case (x) with respect to the Recapitalization or (y) for distributions to holders of equity interests in any Target Company that is a pass-through for U.S. federal, and applicable state and local, income Tax purposes as necessary to enable such holders to timely pay their income Taxes, including estimated income Taxes, attributable to their ownership of such Target Company.

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Notwithstanding the foregoing, the amount of any distributions described in this clause (y) shall: (I) be determined in a manner that reduces any such taxable income allocated to such holder by any prior taxable losses allocated to such holder and not previously offset against net taxable income allocated to such holder to the extent such losses would be usable to offset the applicable taxable income of such taxable period; and (II) not exceed $500,000 in the aggregate;

(v)    other than (w) Indebtedness in an aggregate amount not to exceed $50,000,000 incurred pursuant to existing credit facilities or in connection with the refinancing of existing credit facilities (inclusive of Indebtedness incurred as of the Signing Date pursuant to such facilities), (x) Indebtedness incurred in the Permitted Financing, (y) Indebtedness incurred in the Pre-Closing Additional Financing in an amount not to exceed the Pre-Closing Additional Financing Cap or (z) amounts in the aggregate not in excess of $1,000,000 pursuant to the terms of a Company Material Contract or Company Benefit Plan, voluntarily incur Liabilities or obligations (whether absolute, accrued, contingent or otherwise);

(vi)    except as otherwise required by Law or the terms of any Company Benefit Plan as in effect on the Signing Date and set forth in Section 4.19(a) of the Company Disclosure Letter, (A) grant any severance, retention, change in control or termination or similar pay; (B) terminate, adopt, enter into, or materially modify or amend or grant any new awards under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan if in effect as of the Signing Date; (C) grant or announce any increase in the compensation or benefits of any current or former employee, officer, director or other individual service provider, except for base cash compensation increases (and corresponding increases to incentive compensation opportunities) in the ordinary course of business for employees whose annual base cash compensation is less than $300,000; (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries; (E) hire or engage any employee or other individual service provider, other than in the ordinary course of business with respect to any such service provider who will receive annual base compensation of less than $300,000; (F) terminate the employment or engagement, other than for cause, death or disability, of any employee or other individual service provider, other than in the ordinary course of business with respect to any such service provider with an annual base compensation less than $300,000; (G) waive or release any restrictive covenants applying to any current or former employee or other industrial service provider; (H) plan, announce, implement or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Target Companies (other than individual employee terminations for cause permitted under prong (F) of this Section 6.02(b)(vi)); or (I) take other such actions that would reasonably be expected to implicate the WARN Act;

(vii)    enter into, amend, modify, negotiate, terminate or extend any Labor Agreement, or recognize or certify any labor union, works council, labor organization, or group of employees of the Target Company as the bargaining representative for any employees of the Target Company;

(viii)    (A) make, change or rescind any material election relating to Taxes; (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or

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other Legal Proceeding relating to material Taxes; (C) file any amended Income Tax or other material Tax Return; (D) surrender or allow to expire any right to claim a refund of material Taxes; (E) change or request to change any method of accounting for Tax purposes; (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Target Companies; or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

(ix)    take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Closing Contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated under Section 721 of the Code;

(x)    (A) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, transfer or otherwise dispose of, any right, title or interest of the Target Company in or to any Owned Intellectual Property material to any of the businesses of the Target Companies (other than (x) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business or (y) abandoning, allowing to lapse or otherwise disposing of Owned Intellectual Property registrations or applications that the Target Company, in the exercise of its good faith business judgment, has determined to abandon, allow to lapse or otherwise dispose of); (B) otherwise materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business); (C) disclose, divulge, furnish to or make accessible any material Trade Secrets constituting Owned Intellectual Property to any Person who has not entered into a confidentiality agreement sufficiently protecting the confidentiality of such material Trade Secrets constituting Owned Intellectual Property; or (D) include, incorporate or embed in, link to, combine, make available or distribute with, or use in the development, operation, delivery or provision of any Company Software any Open Source Software in a manner that requires any Target Company to take a Copyleft Action;

(xi)    (A) terminate, waive any material provisions of, materially amend or assign any Company Material Contract; or (B) enter into any Contract that would be a Company Material Contract;

(xii)    establish any Subsidiary or enter into any new line of business;

(xiii)    (A) fail to use reasonable best efforts to maintain in full force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, properties, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect; or (B) terminate without replacement or amend in a manner materially detrimental to the Target Companies, taken as a whole, any material insurance policy insuring the Target Companies;

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(xiv)    make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or changes that are made in accordance with PCAOB standards;

(xv)    waive, release, assign, settle or compromise any claim, action or proceeding (including any relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate);

(xvi)    acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination (A) any corporation, partnership, limited liability company, other business organization or any division of any corporation, partnership, limited liability company or other business organization; or (B) any material amount of assets outside the ordinary course of business, except in each case pursuant to any Contract in existence as of the Signing Date which has been disclosed in writing to the Purchaser;

(xvii)    other than (A) capital expenditures in the ordinary course of business or (B) capital expenditures as reflected in the Company’s capital staging scenario previously provided to the Purchaser, make individual capital expenditures in excess of $500,000;

(xviii)    (A) fail to pay within a reasonable amount of time following the time due and payable, material amounts of accounts payable (other than any account payable that is, at such time, subject to a bona fide dispute) or (B) other than in the ordinary course of business, fail to use reasonable best efforts to collect within a reasonable amount of time following the time due, discount or otherwise reduce any account receivable, in each case, in a manner that would reasonably be expected to materially reduce the Company’s working capital;

(xix)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring or other reorganization;

(xx)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations) or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xxi)    enter into any agreement, understanding or arrangement with respect to the voting of Equity Securities of the Company;

(xxii)    take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement or that would impede the Transactions;

(xxiii)    fail to comply with any material requirements of the ARDP Agreement or terminate the ARDP Agreement;

(xxiv)    fail to use reasonable best efforts to comply with the schedule set forth in the “Regulatory Engagement Plan” filed by X Energy, LLC with the NRC as the same may be reasonably updated, amended or revised from time to time.

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(xxv)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xxvi)     (A) limit the right of any Target Company to: (w) engage in any line of business; (x) operate in any geographic area; (y) develop, market or sell products or services; or (z) compete with any Person or (B) grant any exclusive or similar rights to any Person, in each case, except where such limitation or grant does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the ordinary course operation of the business of the Target Companies; or

(xxvii)    authorize or agree to do any of the foregoing actions.

Section 6.03    Conduct of Business of the Purchaser.

(a)    During the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures), as set forth on Section 6.03(a) of the Purchaser Disclosure Letter or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall use reasonable best efforts to: (i) conduct its business, in all material respects, in the ordinary course of business; (ii) comply in all material respects with all Laws applicable to the Purchaser and its businesses, assets and employees; and (iii) preserve intact, in all material respects, its business organizations. Notwithstanding anything to the contrary in this Section 6.03, nothing in this Agreement shall prohibit or restrict the Purchaser from obtaining an Extension in accordance with Section 6.20 (or making any payments to or from the Trust Account in connection with any Redemptions required in connection therewith) and no consent of any other Party shall be required in connection therewith.

(b)    Without limiting Section 6.03(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including the Domestication or as contemplated by the PIPE Investment), as required by applicable Law (including COVID-19 Measures) or as set forth on Section 6.03(b) of the Purchaser Disclosure Letter, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not:

(i)    amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law or in connection with an Extension;

(ii)    other than in connection with a conversion of the Working Capital Loans into Purchaser Common Warrants, (A) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its Equity Securities or other security interests of any class and any other equity-based awards; or (B) engage in any hedging transaction with a third Person with respect to such securities;

(iii)    (A) split, combine, recapitalize or reclassify any of its shares or other Equity Securities or issue any other securities in respect of such shares or other Equity Securities; (B) pay or set aside any dividend or other distribution (whether in cash, equity or property or any

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combination of cash, equity or property) in respect of its shares or other Equity Securities; or (C) directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its Equity Securities;

(iv)    (A) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise and including Working Capital Loans) in excess of $2,500,000 in the aggregate; (B) make a loan or advance to or investment in any third party; or (C) guarantee or endorse any Indebtedness, Liability or obligation of any Person;

(v)    (A) make, change or rescind any material election relating to Taxes; (B) settle any claim, suit, litigation, proceeding, arbitration, investigation, audit, controversy or other Legal Proceeding relating to material Taxes; (C) file any amended Income Tax or other material Tax Return; (D) surrender or allow to expire any right to claim a refund of material Taxes; (E) change or request to change any method of accounting for Tax purposes; (F) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of material Taxes may be issued or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes of or with respect to the Purchaser; or (G) enter into any “closing agreement” as described in Section 7121 of the Code or any similar agreement or arrangement with any Governmental Authority, in each case except as required by applicable Law;

(vi)    take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent the Closing Contributions from qualifying as contributions and exchanges described in Section 721 of the Code and the Treasury Regulations promulgated under Section 721 of the Code;

(vii)    amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;

(viii)    terminate, waive or assign any material right under any material Contract of the Purchaser;

(ix)    fail to maintain its books, accounts and records in all material respects in the ordinary course of business;

(x)    establish any Subsidiary or enter into any new line of business;

(xi)    fail to maintain in full force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations, properties and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii)    make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP or PCAOB standards;

(xiii)    waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $500,000 (individually or in the aggregate);

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(xiv)    acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division of any corporation, partnership, limited liability company or other business organization, or any material amount of assets outside the ordinary course of business;

(xv)    make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate (excluding incurring any expenses);

(xvi)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Contribution);

(xvii)    voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 in the aggregate (excluding the incurrence of any expenses) other than (A) pursuant to the terms of a Contract in existence as of the Signing Date; (B) entered into in the ordinary course of business; or (C) in accordance with the terms of this Section 6.03 during the Interim Period;

(xviii)    sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its tangible properties, assets or rights;

(xix)    take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xx)    grant or establish any form of compensation or benefits to any current or former employee, officer, director, individual independent contractor or other individual service provider of the Purchaser; or

(xxi)    authorize or agree to do any of the foregoing actions.

Section 6.04    Additional Financial Information.

(a)    During the Interim Period, the Company shall use reasonable best efforts to deliver to the Purchaser within 45 calendar days following the end of each of the fiscal quarters ending March 31, June 30 and September 30 and within 90 calendar days following the end of the fiscal year ending December 31 (collectively, the “Staleness Deadlines”) the financial statements required to be included in the Proxy Statement/Registration Statement and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions. If the Company determines that it will be unable to deliver the financial statements required by this Section 6.04(a) by the applicable Staleness Deadline, the Company shall promptly notify the Purchaser of such determination. Upon delivery of such updated financial statements by the

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Company, the representation and warranties set forth in Section 4.06 shall be deemed to apply to such financial statements with the same force and effect as if made as of the Signing Date. The Company will use reasonable best efforts to cause such financial statements, together with any audited or unaudited consolidated balance sheet and the related statements of operations, changes in members’ equity (deficit) and cash flows of the Target Companies as of and for any year-to-date period ended as of the end of a fiscal quarter (or solely in the case of any audited financial statements, the fiscal year) that are required to be included in the Proxy Statement/Registration Statement, including any applicable comparative period in the preceding fiscal year, and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions, to, in each case: (A) be prepared in all material respects in accordance with GAAP consistently applied throughout the periods covered (except for the absence of footnote disclosures and for year-end adjustments that will not be material); (B) fairly present in all material respects the consolidated financial position, results of operations, changes in members’ equity (deficit) and cash flows of the Target Companies as of the dates and for the periods referred to in such financial statements in conformity with GAAP (except for the absence of footnote disclosures and for year-end adjustments that will not be material); (C) be derived from and accurately reflect in all material respects, the books and records of each of the Target Companies; and (D) solely in the case of any such audited financial statements, be audited in accordance with the standards of the PCAOB.

(b)    During the Interim Period, the Company shall use its reasonable best efforts: (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any of the Target Companies, the Purchaser in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy Statement/Registration Statement, the Current Report on Form 8-K pursuant to the Exchange Act and any other filings to be made by the Company or the Purchaser with the SEC in connection with the Transactions, including, (a) all selected financial data of the Company provided for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions; and (b) management’s discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the SEC as necessary for inclusion in the Proxy Statement/Registration Statement and the Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions (including customary pro forma financial information); and (ii) to obtain the consents of its auditors as may be required by applicable Law or required or requested by the SEC.

(c)    The Company’s use of reasonable best efforts pursuant to this Section 6.04 shall include the incurrence of reasonable fees, costs and expenses that may be required in order to timely comply with the Company’s obligations to deliver the financial statements and related information pursuant to this Section 6.04(c).

Section 6.05    Purchaser Public Filings. During the Interim Period, the Purchaser will keep current all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws. During the Interim Period, the Purchaser shall use its reasonable best efforts prior to the Closing to maintain the listing of the Purchaser Class A Ordinary Shares and the Purchaser Public Warrants on the NYSE. Notwithstanding the foregoing, from and after the Closing, the Parties intend to list on the NYSE only the Domesticated Purchaser Class A Common Stock and the Domesticated Purchaser Warrants.

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Section 6.06    No Solicitation.

(a)    During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company and the Purchaser, directly or indirectly: (i) solicit, assist, initiate, engage or facilitate the making, submission or announcement of or encourage, any Acquisition Proposal; (ii) furnish any non-public information to any Person or group (other than a Party to this Agreement or its Representatives) in connection with or in response to, or that would reasonably be expected to lead to, an Acquisition Proposal; (iii) engage, encourage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal; (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal; (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or arrangement related to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal; (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party; (vii) otherwise encourage, facilitate or cooperate in any way with any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Alternative Transaction; (viii) enter into any agreement, arrangement or understanding that would reasonably be expected to adversely affect the ability of the Parties or their respective Affiliates to consummate the Transaction in a timely manner; (ix) solely with respect to the Company, prepare or take any steps in connection with a public offering of any securities of the Company or any of its Subsidiaries (or any Affiliate or successor of the Company or any of its Subsidiaries), other than in connection with the Transactions; or (x) agree or otherwise commit to enter into or engage in any of the foregoing.

(b)    Each Party shall notify the others as promptly as practicable (and in any event within two Business Days) in writing of the receipt by such Party or any of its Representatives of: (i) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal; (ii) any inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal; and (iii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions of such Acquisition Proposal (including a copy of such Acquisition Proposal if in writing or a written summary of such Acquisition Proposal if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the other Party promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal. During the interim Period, each Party shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

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Section 6.07    No Trading. The Company is aware, and acknowledges and agrees that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised), of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC and NYSE promulgated under the U.S. federal securities Laws or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. While the Company is in possession of such material nonpublic information, it shall not, and it will cause the other Target Companies and its and their respective directors, officers and Affiliates not to: (a) purchase or sell any securities of the Purchaser (unless otherwise explicitly contemplated in this Agreement); (b) communicate such information to any third party; (c) take any other action with respect to the Purchaser in violation of such Laws; or (d) cause or encourage any third party to do any of the foregoing.

Section 6.08    Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging: (i) that the Consent of such third party is or may be required in connection with the Transactions; or (ii) any non-compliance with any Law by such Party or its Affiliates; (b) receives any notice or other communication from any Governmental Authority in connection with the Transactions; or (c) becomes aware of the commencement or threat of any Legal Proceeding against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager of such Party or of its Affiliates, in each case, in such person’s capacity as such, with respect to the consummation of the Transactions. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not: (x) any of the conditions to the Closing have been satisfied; or (y) any of the representations, warranties or covenants contained in this Agreement have been breached. If prior to the Closing a third party brings, or to any Party’s knowledge, threatens any litigation related to this Agreement, any Ancillary Documents or the Transactions, against such Party, or the board of directors (or similar governing body) of such Party or its Subsidiaries, such Party shall promptly notify the other Party of any such litigation and keep the other Party reasonably informed with respect to the status of any such litigation. Each Party shall provide the other Party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, and shall in good faith give due consideration to the other Party’s advice with respect to such litigation. No Party shall settle or agree to settle any such litigation without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.09    Efforts.

(a)    In furtherance and not in limitation of Section 6.12, to the extent required under any Antitrust Laws, each Party agrees to: (i) make any required filing or application under the HSR Act with respect to the Transactions as promptly as practicable, but in no event later than ten Business Days after the Signing Date, and make any required filing or application under other Antitrust Laws, as applicable, with respect to the Transactions as promptly as practicable after the Signing Date. In each case, such filing and application shall be made at such Party’s sole cost and expense (except that any fees or other amounts charged by any Governmental Authorities relating to such filings or applications will be split equally and paid in equal proportion between the

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Purchaser, on the one hand, and the Target Companies, on the other hand); (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws; and (iii) take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws, and to obtain any Consents under applicable Antitrust Laws, including by requesting early termination of the waiting period provided for under the Antitrust Laws. In connection with its efforts to obtain the expiration or termination of the applicable waiting periods under Antitrust Laws, and to obtain any Consents under applicable Antitrust Laws, each Party shall use its reasonable best efforts to: (A) keep the other Parties reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority; (B) keep the other Parties reasonably informed of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions; (C) permit a Representative of the other Party and its outside counsel to review (and consider their views in good faith) any material communication given by it to, and consult with each other in good faith in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person; (D) to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity with reasonable advance notice to attend and participate in such meetings and conferences; (E) if a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised of such meetings or conferences; and (F) use reasonable best efforts to cooperate in the preparation and filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority. Any such disclosures, rights to participate or provisions of information by one Party to the other under this Section 6.09 may be made on an outside counsel-only basis to the extent required under applicable Law or as appropriate to satisfy contractual confidentiality obligations. Notwithstanding the foregoing, in any event, even when sharing information on a counsel-only basis, each Party may redact (x) any information related to valuation of the Company, and (y) information that benefits from attorney-client privilege where disclosure would cause such information to cease to benefit from attorney-client privilege.

(b)    As soon as reasonably practicable following the Signing Date, the Parties shall reasonably cooperate with each other and use their respective reasonable best efforts to prepare and file with Governmental Authorities any requests for approval, to the extent applicable or required, of the Transactions. The Parties shall use their reasonable best efforts to have such Governmental Authorities approve the Transactions. Each Party shall give prompt written notice to the other Party if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the Transactions. Each Party shall promptly furnish the other Party with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the Transactions, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the Transactions under any applicable Law or if any Legal Proceeding is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions or any Ancillary Document as violative of any applicable Law or which would

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otherwise prevent, materially impede or materially delay the consummation of the Transactions, the Parties shall use their reasonable best efforts to resolve any such objections or Legal Proceedings so as to timely permit consummation of the Transactions. The foregoing shall include using reasonable best efforts to resolve such objections or Legal Proceedings that if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. If any Legal Proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective reasonable best efforts to (i) contest and resist any such Legal Proceeding; and (ii) have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions or the Ancillary Documents.

(c)    Prior to the Closing, each Party shall use its reasonable best efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by the Purchaser and the Target Companies of the Transactions or required as a result of the execution or performance of, or consummation Transactions by the Purchaser and the Target Companies. The Parties shall provide reasonable cooperation with each other in connection with such efforts.

(d)    The Purchaser will lead all meetings, discussions, and communications with any Governmental Authority relating to obtaining antitrust approval for the Transaction. Notwithstanding the foregoing, the Purchaser will consult with and consider in good faith the comments of the Company in connection with any filing, communication, defense, litigation, negotiation, or strategy. The Purchaser shall not, without the prior approval of the Company, have the right to stay, toll or extend any applicable waiting period under any Antitrust Laws.

Section 6.10    Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII and provision of notice of such satisfaction or waiver to the Trustee (which notice the Purchaser shall provide to the Trustee in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, the Purchaser: (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered; and (ii) shall use its reasonable best efforts to cause the Trustee to: (1) pay as and when due all amounts payable to the Purchaser Shareholders pursuant to the Redemption (including any excise Taxes payable in connection therewith); and (2) pay all remaining amounts then available in the Trust Account to the Purchaser for immediate use, subject to this Agreement and the Trust Agreement; and (b) thereafter, the Trust Agreement shall terminate in accordance with its terms, except as otherwise provided under the Trust Agreement.

Section 6.11    Tax Matters.

(a)    The Parties agree and acknowledge that, for U.S. federal, and applicable state and local, income Tax purposes, it is intended that: (i) the relevant portions of the Transactions qualify for their respective Intended Tax Treatments; and (ii) this Agreement constitutes, and is adopted as, a separate “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for each of the Domestication and the Sponsor Share Conversion for purposes of Sections 354, 361 and 368 of the Code and the Treasury

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Regulations promulgated under Sections 354, 361 and 368 of the Code. No Party shall knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action, if such action or failure to act, as the case may be, would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for their respective Intended Tax Treatments. The Parties agree to file all Tax Returns on a basis consistent with the Intended Tax Treatments unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. Each Party agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the qualification of any relevant portion of the Transactions for its Intended Tax Treatment by any Governmental Authority.

(b)    All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (“Transfer Taxes”) shall be borne and paid by the relevant Target Companies. The Target Companies shall, at their own expense, timely file all necessary Tax Returns or other documentation with respect to such Transfer Taxes. If required by applicable Law, the other Parties shall join in the execution of any such Tax Returns or other documentation.

(c)    Without the prior written consent of the Purchaser, neither the Company Members nor the Company shall, or shall cause their respective Affiliates to, make or cause to be made any election under Treasury Regulation Section 301.9100-22 (or any similar provision of state, local, or non-U.S. Law) with respect to any Target Company. With respect to any audit, examination, claim or other Legal Proceeding with respect to Tax matters (“Tax Proceeding”) of any Target Company treated as a partnership for U.S. federal income tax purposes for any taxable period (or portion of any taxable period) ending on or prior to the Closing Date and such Tax Proceeding is governed under subchapter C of Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015 (or any similar provision of state, local or non-U.S. Law), the Company: (i) shall, and shall cause its eligible Subsidiaries to, timely make an election under Section 6226 of the Code (or any similar provision of state, local or non-U.S. Law) in accordance with applicable Law (and the Company Members expressly consent to, and shall reasonably cooperate in the making of all such elections); or (ii) shall make other arrangements reasonably satisfactory to the Purchaser for each Company Member to bear the economic burden of any “imputed underpayment” and any associated interest, adjustments to tax and penalties (or similar liability imposed under other provision of state, local of non-U.S. Law) attributable to such Company Member. The Company Members shall control any such Tax Proceeding, and the Purchaser shall have the right to participate in any such Tax Proceeding. The Company Members shall not settle or fail to contest, and shall not cause to be settled or failed to be contested, any such Tax Proceeding in a manner that is reasonably expected to materially adversely affect the Purchaser without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall, and shall cause all of its respective eligible Subsidiaries, if any, to, make or cause to remain in effect, as applicable, a valid election under Section 754 of the Code (and any similar provision of state, local or non-U.S. Law) for any taxable period that includes the Closing Date.

(d)    The Purchaser and the Target Companies shall terminate or cause to be terminated all of the Tax sharing, allocation, indemnification or similar agreements, arrangements

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or undertakings to which the Target Companies or the Purchaser are a party to or bound by, or under which the Target Companies or the Purchaser have any obligation (other than customary commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) in effect, written or unwritten (but excluding the Company Fifth A&R Operating Agreement and the Tax Receivable Agreement), on the Closing Date for any Tax liability of another Person, regardless of the period in which such Tax liability arises. There shall be no continuing obligation for the Target Companies or the Purchaser to make any payments under any such agreements, arrangements or undertakings.

(e)    Each Party shall reasonably cooperate (and shall cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by the other Parties, in connection with the preparation and filing of Tax Returns of the Target Companies and any Tax Proceeding of the Target Companies. Such cooperation shall include the provisions of records and information that are reasonably relevant to any such Tax Return or Tax Proceeding. Such cooperation shall also include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Following the Closing, the Purchaser, the Company Members and the Company shall (and the Company shall cause other Target Companies to) retain all books and records with respect to Tax matters pertinent to the Target Companies for any taxable period beginning on or prior to the Closing Date until the seven-year anniversary of the Closing Date. The Company Members shall (and shall cause their respective Affiliates (other than the Purchaser or the Target Companies after the Closing) to) provide any information reasonably requested to allow the Purchaser or any Target Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Law or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement.

(f)    Following the Closing Date, the Purchaser shall reasonably cooperate with Persons that were Purchaser Shareholders prior to the Closing Date to make available to any such Person who so requests information reasonably necessary for such Person (or its direct or indirect owners) to compute any income or gain arising: (i) if applicable, as a result of the Purchaser’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely: (A) publicly posting a PFIC Annual Information Statement to enable such Person to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period; and (B) providing information to enable applicable Person to report its allocable share of “subpart F” income under Section 951 of the Code for such taxable period; and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated under Section 367(b) of the Code as a result of the Transactions.

Section 6.12    Further Assurances(a) . Except as set forth in Section 6.09, the Parties shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the Transactions as soon as reasonably practicable. The foregoing shall include preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings, unless otherwise set forth in Section 6.09.

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Section 6.13    The Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a)    Registration Statement and Prospectus.

(i)    As promptly as practicable after the execution of this Agreement and receipt by the Purchaser of the audited and unaudited financial statements of the Target Companies that are required by applicable Law to be included in the Proxy Statement/Registration Statement, the Purchaser and the Company shall jointly prepare, and the Purchaser shall file with the SEC, mutually acceptable materials that shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Purchaser Shareholders relating to the Purchaser Shareholders’ Meeting (such proxy statement, together with any amendments or supplements, the “Proxy Statement”). In connection with the registration under the Securities Act of the shares of Domesticated Purchaser Class A Common Stock and Domesticated Purchaser Warrants to be issued in exchange for the issued and outstanding shares of the Purchaser Class A Ordinary Shares and the Purchaser Common Warrants, respectively, in the Domestication (collectively, the “Registration Statement Securities”), the Purchaser shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”). The Target Companies and their respective Representatives shall reasonably cooperate with the Purchaser in the preparation of the Proxy Statement/Registration Statement. The Purchaser and the Company shall use their respective reasonable best efforts to cause the Proxy Statement/Registration Statement to: (i) comply with the rules and regulations promulgated by the SEC; (ii) have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing; and (iii) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Notwithstanding anything to the contrary in this Agreement, neither the Company’s counsel nor its other tax advisors shall be required to provide an opinion with respect to any Tax matters relating to or affecting the Purchaser or its shareholders. Neither the Company’s counsel nor its other tax advisors nor the Purchaser’s counsel nor its other tax advisors shall be required to provide a tax opinion as a condition to the Closing. If there is any tax opinion required by the SEC (or its staff) to be provided in connection with the Proxy Statement/Registration Statement, the Parties shall use their respective reasonable best efforts to cause such opinion to be provided by a tax counsel. Such reasonable best efforts shall include cooperating, and causing their Affiliates to cooperate, in order to facilitate the issuance of any such tax opinion and, to the extent requested by such counsel, execute and deliver customary tax representation letters to such tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion. The Purchaser also agrees to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions. The Company shall furnish all information concerning the Target Companies and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of the Purchaser and the Company agrees to furnish to the other party: (x) all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders and other equityholders; and (y) information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy

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Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Purchaser or the Target Companies to any regulatory authority (including the NYSE) in connection with the Transactions (the “Offer Documents”).

(ii)    To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice, of: (A) the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed; (B) the issuance of any stop order or the suspension of the qualification of the Domesticated Purchaser Common Stock for offering or sale in any jurisdiction; (C) the initiation or written threat of any proceeding for any such purpose, or (D) any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC. The Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, the Purchaser shall provide the Company and their counsel with (x) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (y) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

(iii)    Each of the Purchaser and the Company shall use reasonable best efforts to ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in: (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary to make the statements in the Registration Statement, not misleading; or (B) the Proxy Statement will, at the date it is first mailed to the Purchaser Shareholders and at the time of the Purchaser Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

(iv)    If, at any time prior to the Closing, any information relating to the Company, the Purchaser or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or the Purchaser, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in such documents, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties. In such event, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Purchaser Shareholders.

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(b)    Purchaser Shareholder Approval.

(i)    As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Purchaser shall: (1) cause the Proxy Statement to be disseminated to Purchaser Shareholders in compliance with applicable Law; (2) duly (x) give notice of and (y) convene and hold an extraordinary general meeting of Purchaser Shareholders (the “Purchaser Shareholders’ Meeting”) in accordance with the Purchaser’s Organizational Documents and applicable Law, as promptly as practicable following the date the Registration Statement is declared effective; and (3) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Transaction Proposals. Concurrently, the Purchaser shall provide the Purchaser Shareholders with the opportunity to elect to effect a Redemption. Unless the board of directors of the Purchaser and the Special Committee have made a Modification in Recommendation, the Purchaser, through its board of directors and Special Committee, shall recommend to the Purchaser Shareholders: (A) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations; (B) approval of the Domestication; (C) adoption of the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, including any separate or unbundled advisory proposals as are required to implement the foregoing; (D) approval of the issuance of shares of Domesticated Purchaser Common Stock as required by NYSE listing rules; (E) approval of the adoption by the Purchaser of the Equity Incentive Plan; (F) the election of the members of the Post-Closing Purchaser Board in accordance with Section 6.17; (G) adoption and approval of any other proposals as the SEC (or staff members of the SEC and NYSE) may indicate are necessary in its comments to the Registration Statement or correspondence; (H) adoption and approval of any other proposals as reasonably and mutually agreed by the Purchaser and the Company to be necessary or appropriate in connection with the Transactions; and (I) adjournment of the Purchaser Shareholders’ Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, any of the foregoing (such proposals in clauses (A) through (H), together, the “Transaction Proposals”). Unless the board of directors of the Purchaser or the Special Committee has made a Modification in Recommendation prior to its dissemination, the Purchaser shall include such recommendation in the Proxy Statement. Subject to the following sentence, each of the board of directors of the Purchaser and the Special Committee, as applicable, shall not, except as required by applicable Law, withdraw, amend, qualify or modify its recommendation to the Purchaser Shareholders that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the Purchaser Shareholders described in the Recitals to this Agreement, a “Modification in Recommendation”). Notwithstanding anything to the contrary contained in this Agreement, at any time prior to, but not after, receipt of the Purchaser Shareholder Approval, the board of directors of the Purchaser and the Special Committee may make a Modification in Recommendation if they shall have concluded in good faith, after consultation with its outside legal advisors and financial advisors, that the failure to make a Modification in Recommendation would be a breach of its fiduciary duties under applicable Law. To the fullest extent permitted by applicable Law, the Purchaser’s obligations to establish a record date for, duly call, give notice of, convene and hold the Purchaser Shareholders’ Meeting shall not be affected by any Modification in Recommendation. Notwithstanding anything to the contrary in this Agreement, the Purchaser agrees that if the Purchaser Shareholder Approval shall not have been obtained at any such Purchaser Shareholders’ Meeting, then the Purchaser shall promptly continue to take all such necessary actions, including the actions required by this Section

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6.13(b), and hold additional Purchaser Shareholders’ Meetings as promptly as practicable in order to obtain the Purchaser Shareholder Approval. The Purchaser may only adjourn the Purchaser Shareholders’ Meeting: (1) to solicit additional proxies for the purpose of obtaining the Purchaser Shareholder Approval; (2) for the absence of a quorum; and (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Shareholders’ Meeting. Notwithstanding the foregoing, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser Shareholders’ Meeting may not be adjourned to a date that is more than 30 days after the date for which the Purchaser Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law). The Purchaser shall provide the holders of Purchaser Class A Ordinary Shares the opportunity to elect redemption of such Purchaser Class A Ordinary Shares in connection with the Purchaser Shareholders’ Meeting, as required by the Purchaser’s Organizational Documents (the “Redemption”).

Section 6.14    Employee Matters.

(a)    Prior to the Closing Date, the Purchaser shall adopt, subject to the approval of the Purchaser Shareholders, if applicable, an equity incentive plan, in a form to be mutually agreed upon between the Purchaser and the Company, that provides for grants of awards to eligible service providers (the “Equity Incentive Plan”). The Equity Incentive Plan shall have (i) an initial share reserve equal to 10.0% of the aggregate number of shares of Domesticated Purchaser Class A Common Stock outstanding immediately following the Closing, on a fully diluted, as-converted and as-exercised basis (calculated after giving effect to the Transactions), and (ii) a one-time increase on January 1, 2024, at the discretion of the Post-Closing Purchaser Board, of up to 5.0% of the aggregate number of shares of Domesticated Purchaser Class A Common Stock outstanding as of December 31, 2023, in each case, on a fully diluted, as-converted and as-exercised basis.

(b)    Notwithstanding anything in this Agreement to the contrary, all provisions contained in this Section 6.14 are included for the sole benefit of the Purchaser and the Company. Nothing in this Agreement, whether express or implied: (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement; (ii) shall limit the right of the Purchaser or its respective Affiliates (including, following the Closing, the Company) to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date; or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary of such participant)), any right to continued or resumed employment or recall, any (x) right to compensation or benefits, or (y) third-party beneficiary or other right of any kind or nature whatsoever.

Section 6.15    Public Announcements.

(a)    During the Interim Period no public release, filing or announcement concerning this Agreement, the Ancillary Documents or the Transactions shall be issued by either

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Party or any of their Affiliates without the prior written consent of the Purchaser and the Company (such consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use its reasonable best efforts, to the extent permitted by applicable Law, to allow the other Party reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)    The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws. The Company shall review, comment upon and approve the Signing Filing (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. As promptly as practicable after the Closing (but in any event within four Business Days thereafter), the Parties shall mutually agree upon and issue a press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws. The Company shall review, comment upon and approve the Closing Filing (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the Transactions, upon written request by any other Party, each Party shall furnish the other Party with: (i) all information concerning itself, its directors, officers and equity holders and such other matters as may be reasonably necessary in connection with the Transactions; and (ii) any other report, statement, filing, notice or application made by or on behalf of a Party to any third party any Governmental Authority in connection with the Transactions.

Section 6.16    Confidential Information.

(a)    During the Interim Period and, if this Agreement is terminated in accordance with Article VIII, until the expiration of the term under the Non-Disclosure Agreement, the Company shall, and shall cause its respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information; and (ii) not use for any purpose, nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent (except for use in connection with the consummation of the Transactions or the Ancillary Documents, performing its obligations under those documents, enforcing its rights under either of those documents, or in furtherance of its authorized duties on behalf of the Purchaser). If either during the Interim Period or, if this Agreement is terminated in accordance with Article VIII, until the expiration of the term under the Non-Disclosure Agreement, the Company or any of its Representatives becomes legally compelled to disclose any Purchaser Confidential Information, then the Company shall provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate of the Purchaser may seek, at the Purchaser’s cost, a protective Order or other remedy or waive compliance with this Section 6.16(a).

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If such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.16(a), then the Company shall: (i) furnish only that portion of such Purchaser Confidential Information that is legally required to be provided as advised in writing by outside counsel; and (ii) exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. Notwithstanding the foregoing, with respect to Purchaser Confidential Information that constitutes trade secrets under applicable Law or has been identified as such to the Company in writing prior to or promptly after its disclosure to the Company or its Representatives, such covenants shall apply for as long as such Purchaser Confidential Information constitutes a trade secret under applicable Law and continues to constitute Purchaser Confidential Information under this Agreement. All Confidential Information disclosed by the Purchaser shall be and shall remain the property of the Purchaser. If (x) the Purchaser, in its sole discretion, requires in writing at any time or (y) this Agreement is terminated and the Transactions are not consummated, then the Company shall, and shall cause its Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related to or based on Purchaser Confidential Information. Notwithstanding the foregoing, the Company and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies. Any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

(b)    The Purchaser acknowledges that the Company Confidential Information being provided to it in connection with this Agreement and the consummation of the Transactions are subject to the terms of the Non-Disclosure Agreement, the terms of which are incorporated in this Agreement by reference. The Non-Disclosure Agreement shall survive the execution, delivery and performance of this Agreement. The Company acknowledges that, in connection with the PIPE Investment, the Purchaser shall be entitled to disclose, pursuant to the Exchange Act, any information contained in any presentation provided to the subscribers in the PIPE Investment. Such information may include Company Confidential Information. Notwithstanding anything to the contrary in this Agreement, general industry knowledge has been gained by Purchaser’s Representatives and their respective Affiliates due to the Purchaser’s and Sponsor’s evaluation of the Target Companies, which cannot be separated from their overall knowledge, which may be used in the ordinary course of their business. This Section 6.16 is not intended to restrict Purchaser’s Representatives or their respective Affiliates’ ability to compete with the Target Companies or the Purchaser, but only to prohibit disclosure and knowing use of Company Confidential Information by the Purchaser and its Representatives.

Section 6.17    Post-Closing Board of Directors and Executive Officers.

(a)    The Parties shall take all necessary action, including causing the directors of the Purchaser to resign, so that effective as of the Closing, the Purchaser’s board of directors (the “Post-Closing Purchaser Board”) will consist of a number of individuals (appointed in accordance with NYSE rules) to be determined by the Company (not to exceed nine individuals in the aggregate). Subject to the terms of the Purchaser’s Organizational Documents, the Purchaser Charter upon Domestication and the Purchaser Bylaws upon Domestication, the Parties shall take all such action within their power as may be necessary or appropriate such that immediately following the Closing Date, the Post-Closing Purchaser Board shall initially include such director

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nominees to be designated by the Company pursuant to written notice to the Purchaser following the Signing Date, in each case, subject to the Company’s obligations under the definitive documentation with respect to the Funded Permitted Financing. At or prior to the Closing, the Company and the Purchaser shall provide each initial director with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, the Company and the Purchaser.

(b)    The Parties shall take all action necessary, including causing the executive officers of the Purchaser to resign, so that the individuals serving as the executive officers of the Purchaser immediately after the Closing will be individuals the Company desires to appoint to such role.

Section 6.18    Indemnification of Directors and Officers; Tail Insurance.

(a)    For a period of six years from the Closing Date, the Parties shall, and shall cause the Purchaser and the Target Companies to, maintain in effect, in favor of the D&O Indemnified Parties, the exculpation, indemnification and advancement of expenses provisions, of the Purchaser’s and the Target Companies’ respective Organizational Documents as in effect immediately prior to the Closing Date or in any indemnification agreements of the Purchaser or any Target Company, on the one hand, with any D&O Indemnified Party, on the other hand, as in effect immediately prior to the Closing Date. The Parties shall not, and shall cause the Purchaser and the Target Companies not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights of any D&O Indemnified Party under the respective Organizational Documents and indemnification agreements described in the preceding sentence. Notwithstanding the foregoing, all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim. From and after the Closing Date, the Purchaser shall honor, and shall cause the Target Companies to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.18 without limit as to time.

(b)    At or prior to the Closing, the Purchaser shall purchase a “tail” directors’ and officers’ liability insurance policy (the “D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person that is a director or officer of the Purchaser or a Target Company currently covered by a directors’ and officers’ liability insurance policy of the Purchaser or one or more Target Companies (true, correct and complete copies of which have been made available to each of the Purchaser and the Company). The D&O Tail shall be on terms with respect to coverage, deductibles and amounts no less favorable than those of such applicable policy in effect on the Signing Date for the six year period following the Closing. Notwithstanding the foregoing, in no event shall the Purchaser be required to expend on the premium of such D&O Tail in excess of 250% of the aggregate annual premiums currently payable by the Purchaser or the Target Companies with respect to such current policies (the “Premium Cap”). If such minimum coverage under any such D&O Tail is or becomes unavailable at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap. The Purchaser shall maintain the D&O Tail in full force and effect for its full term and cause all obligations under the D&O Tail to be honored by the Target Companies, as applicable. No other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 6.18(b). No claims made under or in respect of the D&O Tail related to any fiduciary or employee of any Target Company shall be settled without the prior written consent of the Purchaser.

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(c)    The rights of each D&O Indemnified Party under this Agreement shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of the Purchaser or any Target Company, any other indemnification arrangement, any Law or otherwise. The obligations of the Purchaser and the Target Companies under this Section 6.18(c) shall not be terminated or modified after the Closing in such a manner as to materially and adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party. The provisions of this Section 6.18 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 6.18.

(d)    If the Purchaser or, after the Closing, any Target Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or such Target Company, as applicable, assume the obligations set forth in this Section 6.18.

Section 6.19    PIPE Investment. Unless otherwise approved in writing by each of the Purchaser and the Company, neither the Purchaser nor the Company shall (a) enter into any subscription, purchase or similar agreement relating to the PIPE Investment (collectively, “PIPE Agreements”) or (b) following execution of any PIPE Agreement, amend, modify, supplement, waive or terminate, or agree or provide consent to amend, modify, supplement, waive or terminate (the approval from the Purchaser or the Company, with respect to this clause (b) not to be unreasonably withheld, conditioned or delayed), any provision or remedy under, or any replacement of, such PIPE Agreement, other than, in each case, any assignment or transfer contemplated in such PIPE Agreement or expressly permitted by such PIPE Agreement (without any further amendment, modification or waiver to such assignment or transfer provision). Following execution of any PIPE Agreement, each of the Purchaser and the Company shall use its reasonable best efforts to take, or to cause to be taken, all actions required or necessary, or that it otherwise deems to be proper or advisable, to consummate the transactions contemplated by such PIPE Agreement on the terms described in such PIPE Agreement, including using its reasonable best efforts to enforce its rights, as applicable, under such PIPE Agreement to cause the other parties to such PIPE Agreement, as applicable, to pay to (or as directed by) the Purchaser the applicable purchase price under such PIPE Agreement in accordance with its terms. Each of the Purchaser and the Company, as applicable, shall give the other party prompt written notice (e-mail being acceptable): (i) of the receipt of any request from any other party to any PIPE Agreement for an amendment to, modification of, supplement to, waiver under or termination of such PIPE Agreement; (ii) of any breach or default to the Knowledge of such Party that (or any event or circumstance that, to the Knowledge of such party, with or without notice, lapse of time or both) would give rise to any breach or default, by any party to any PIPE Agreement; (iii) of the receipt by such Party of any written notice or other written communication with respect to any actual or potential threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation of any PIPE Agreement by another party to such PIPE Agreement; and (iv) if such Party does not expect to receive all or any portion of the applicable purchase price under any PIPE Agreement in accordance with its terms.

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Section 6.20    Extension.

(a)    As promptly as reasonably practicable following the Signing Date, the Purchaser shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements to such proxy statement, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of the Purchaser Shareholders to amend the Purchaser’s Organizational Documents to extend the deadline by which the Purchaser must complete a Business Combination in accordance with its Organizational Documents as then in effect (such date, the “Business Combination Deadline”) to August 4, 2023, or such other date as agreed to in writing by the Purchaser and the Company (an “Extension”). The Purchaser shall use its reasonable best efforts to cause the Extension Proxy Statement to: (i) comply with the rules and regulations promulgated by the SEC; and (ii) have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. The Purchaser shall provide the Company a reasonable opportunity to review the Extension Proxy Statement prior to its filing with the SEC and will consider in good faith the incorporation of any comments from the Purchaser on the Extension Proxy Statement.

(b)    To the extent not prohibited by Law, the Purchaser will advise the Company, reasonably promptly after the Purchaser receives notice, of: (A) the time when any supplement or amendment to the Extension Proxy Statement has been filed; or (B) any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Purchaser shall provide the Company and its counsel with (x) any comments or other communications, whether written or oral, that the Purchaser or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement (including any notification (orally or in writing) from the SEC that the Extension Proxy Statement will not be “reviewed” or will not be subject to further review) promptly after receipt of those comments or other communications and (y) a reasonable opportunity to participate in the response of the Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

(c)    Each of the Purchaser and the Company agrees to use reasonable best efforts to, as promptly as reasonably practicable, furnish the other party with such information as shall be reasonably requested concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement. Each of the Purchaser and the Company shall use reasonable best efforts to ensure that: (i) all of the information supplied by it or on its behalf for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement, at the earlier of the date it is filed with the SEC or first mailed to the Purchaser Shareholders, shall be accurate in all material respects and shall not omit to state any material fact required to be stated in the Extension Proxy Statement or necessary in order to make the statements in the Extension Proxy Statement, in light of the circumstances under which they are made, not misleading; (ii) the Extension Proxy Statement shall comply as to form in all material respects with the requirements of the Exchange Act and the rules

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and regulations promulgated under the Exchange Act; and (iii) the Extension Proxy Statement shall contain substantially the same financial and other information about the Company and its equityholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. If, at any time prior to the Closing, the Purchaser or the Company becomes aware of: (x) the Extension Proxy Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or (y) any other information which is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or the Purchaser (as applicable) shall promptly inform the Purchaser or the Company (as applicable). Thereafter, each of the Company and the Purchaser shall cooperate with the other in filing with the SEC or mailing to the Purchaser Shareholders an amendment or supplement to the Extension Proxy Statement. Each of the Company and the Purchaser shall use its reasonable best efforts to cause their and their Subsidiaries’ managers, directors, officers and employees to be reasonably available to the Purchaser, the Company and their respective counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(d)    The Purchaser shall: (i) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (A) cause the Extension Proxy Statement to be disseminated to the Purchaser Shareholders in compliance with applicable Law, (B) duly (x) give notice of and (y) convene and hold a meeting of the Purchaser Shareholders (the “Purchaser Extension Meeting”) in accordance with the Purchaser’s Organizational Documents and the applicable rules of the NYSE for a date no later than three Business Days prior to the Business Combination Deadline then in effect (or such later date as the Company and the Purchaser shall agree), and (C) solicit proxies from the Purchaser Shareholders to vote in favor of the Extension; and (ii) provide the Purchaser Shareholders with the opportunity to elect to effect a Redemption. Notwithstanding anything to the contrary set forth in this Section 6.20 to the extent (1) the Purchaser Shareholder Approval is obtained at any time before the Purchaser Extension Meeting is held and (2) the Closing has occurred prior to the Business Combination Deadline then in effect, all obligations under this Section 6.20 shall terminate and be of no further force or effect. Purchaser shall, through its Board of Directors, recommend to the Purchaser Shareholders the approval of the Extension, and include such recommendation in the Extension Proxy Statement. The board of directors of the Purchaser shall not effect a Modification in Recommendation to the Purchaser Shareholders with respect to the approval of the Extension.

(e)    To the fullest extent permitted by applicable Law, the Purchaser shall (x) establish a record date for, duly call, give notice of, convene and hold the Purchaser Extension Meeting and submit for approval the Extension, and (y) promptly continue to take all such necessary actions, including the actions required by this Section 6.20, and hold additional Purchaser Extension Meetings in order to obtain the Purchaser Extension Approval, in each case, if the Purchaser Extension Approval shall not have been obtained at any such Purchaser Extension Meeting. The Purchaser may only adjourn the Purchaser Extension Meeting: (i) to solicit additional proxies for the purpose of obtaining the Purchaser Extension Approval; (ii) for the absence of a quorum; or (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Purchaser has determined in good faith after

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consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Purchaser Shareholders prior to the Purchaser Extension Meeting. Notwithstanding the foregoing, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser Extension Meeting (A) may not be adjourned to a date that is more than 20 days after the date for which the Purchaser Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (B) shall be held no later than three Business Days prior to the Business Combination Deadline then in effect.

(f)    Notwithstanding anything to the contrary herein, in no event shall the Purchaser be required to extend, or take any actions to extend, the Business Combination Deadline to a date that is more than 12 months after the Signing Date.

Section 6.21    Recapitalization. The Company shall use its reasonable best efforts to effectuate the Recapitalization.

Section 6.22    Domestication. Subject to receipt of the Purchaser Shareholder Approval with respect to the matters set forth in clauses (A), (B), (C), (D), (E), (F) and (G) of Section 6.13(b)(i), at least one day prior to the Closing and in accordance with applicable Law, any applicable rules and regulations of the SEC, the NYSE and the Purchaser’s Organizational Documents, the Purchaser shall cause the Domestication to become effective, including by: (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to the Purchaser and the Company, together with the Purchaser Charter upon Domestication, in each case, in accordance with the provisions of the Certificate of Domestication with respect to the Domestication and the Purchaser Charter upon Domestication and applicable Law; and (b) completing, making and procuring all filings required to be made with the Cayman Registrar in connection with the Domestication.

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Section 6.23    Affiliate Agreements. Except as set forth on Section 6.23 of the Company Disclosure Letter, all agreements with Related Persons shall be terminated or settled at or prior to the Closing without further liability to the Purchaser or the Target Companies.

Section 6.24    Series C-2 Notes. The Parties shall use reasonable best efforts to satisfy the Company’s obligations under the Series C-2 Notes.

Section 6.25    Contribution Agreement. The Contribution Agreement shall be negotiated in good faith by each of the parties to this Agreement using reasonable best efforts as promptly as practicable following the Signing Date and in any event prior to the Closing Date.

ARTICLE VII

CLOSING CONDITIONS

Section 7.01    Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions, including the Contribution, shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)    Purchaser Shareholder Approval. The Purchaser Shareholder Approval with respect to the matters set forth in clauses (A), (B), (C), (D), (E), (F) and (G) of Section 6.13(b)(i) shall have been obtained.

(b)    Regulatory Approvals. (i) Any applicable waiting period or any extension of any applicable waiting period under the HSR Act in respect of the Transactions shall have expired or been earlier terminated, and (ii) all other Consents of (or filings or registrations with) any Governmental Authority required in connection with the execution, delivery and performance of this Agreement set forth on Section 7.01(b) of the Company Disclosure Letter shall have been obtained, expired or otherwise terminated, as applicable.

(c)    No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the Transactions illegal or which otherwise prevents or prohibits consummation of the Transactions.

(d)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act by the SEC and shall remain effective as of the Closing. No stop order or similar order suspending the effectiveness of the Registration Statement shall have been issued and be in effect with respect to the Registration Statement. No proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)    NYSE Listing. The shares of Domesticated Purchaser Class A Common Stock to be issued in connection with the Transactions shall be conditionally approved for listing upon the Closing on the NYSE subject to any requirement to have a sufficient number of round lot holders of the Domesticated Purchaser Class A Common Stock.

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Section 7.02    Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Contribution, shall also be subject to the satisfaction or written waiver (where permissible) by the Company of the following conditions:

(a)    Representations and Warranties. (i) The Purchaser Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies), in each case on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects as of such date) and (y) such changes after the Signing Date that are expressly contemplated or expressly permitted by this Agreement or the Ancillary Documents; and (ii) each of the representations and warranties of the Purchaser set forth in this Agreement and in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement, other than the Purchaser Fundamental Representations, shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date); and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality, Purchaser Material Adverse Effect or any similar qualification or exception), individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b)    Agreements and Covenants. The Purchaser shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    No Purchaser Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred with respect to the Purchaser since the Signing Date that is continuing and uncured.

(d)    Domestication. The Domestication shall have been completed as provided in Section 6.22.

(e)    Trust Account. The Purchaser shall have made appropriate arrangements to have the Trust Account available to Purchaser for payment of amounts to be paid pursuant to Section 1.01, including the Closing Contributions, at the Closing.

(f)    Available Purchaser Closing Cash. The Available Purchaser Closing Cash shall be no less than an amount (not less than zero) equal to (i) $120,000,000 minus (ii) the aggregate amounts actually funded in connection with any Permitted Financing.

(g)    Closing Deliveries.

(i)    Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

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(ii)    Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching: (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date (after giving effect to the Domestication); and (B) the resolutions of the Purchaser’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the Transactions.

(iii)    Ancillary Documents. The Purchaser shall have delivered to the Company:

(A)    A copy of the A&R Registration Rights Agreement, duly executed by the Purchaser and the Sponsor;

(B)    A copy of the Lock-Up Agreements, duly executed by the Purchaser and the Sponsor, as applicable;

(C)    A copy of the Company Fifth A&R Operating Agreement, duly executed by the Purchaser; and

(D)    A copy of the Tax Receivable Agreement, duly executed by the Purchaser.

Section 7.03    Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Contribution and the other Transactions are also subject to the satisfaction or written waiver (where available) of the following conditions:

(a)    Representations and Warranties. (i) The Company Fundamental Representations shall be true and correct in all respects (other than de minimis inaccuracies), in each case on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for (x) those representations and warranties that address matters only as of a particular date (which representations and warranties shall be true and correct in all material respects as of such date) and (y) such changes after the Signing Date that are expressly contemplated or expressly permitted by this Agreement or the Ancillary Documents; and (ii) each of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant to this Agreement other than the Company Fundamental Representations shall be true and correct on and as of the Signing Date and on and as of the Closing Date as if made on the Closing Date, except for: (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date, subject to the following clause (B)); and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality, Company Material Adverse Effect or any similar qualification or exception), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of the agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

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(c)    No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred with respect to the Target Companies, taken as a whole, since the Signing Date that is continuing and uncured.

(d)    Recapitalization. The Recapitalization shall have been completed pursuant to the Recapitalization Instrument.

(e)    Closing Deliveries.

(i)    Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(ii)    Secretary Certificate. The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching: (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Closing); and (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Contribution and the other Transactions.

(iii)    Ancillary Documents. The Company shall have delivered to the Purchaser:

(A)    A copy of the A&R Registration Rights Agreement, duly executed by the Company Members;

(B)    A copy of the Company Lock-Up Agreement, duly executed by the Company Members;

(C)    A copy of the Company Fifth A&R Operating Agreement, duly executed by the Company and the Company Members; and

(D)    A copy of the Tax Receivable Agreement, duly executed by the Company and the Company Members.

Section 7.04    Frustration of Conditions. Notwithstanding anything to the contrary contained in this Agreement, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or the failure of such Party’s Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

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ARTICLE VIII

TERMINATION AND EXPENSES

Section 8.01    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing as follows:

(a)    by mutual written consent of the Purchaser and the Company;

(b)    by the Company, if at any time prior to the receipt of the Purchaser Shareholder Approval, there has been a Modification in Recommendation;

(c)    by the Company if the Purchaser Shareholder Approval shall not have been obtained with respect to the matters set forth in clauses (A), (B), (C), (D), (E), (F) and (G) of Section 6.13(b)(i) by reason of the failure to obtain the required vote at any Purchaser Shareholders’ Meeting duly convened or at any adjournment or postponement;

(d)    by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by February 4, 2023 (the “Outside Date”). Notwithstanding the foregoing, if any Extension is approved by the Purchaser Shareholders pursuant to Section 6.20, the “Outside Date” shall mean the Business Combination Deadline following such approval (as extended from time to time, the “Extended Outside Date”). The right to terminate this Agreement under this Section 8.01(d) shall not be available to a Party if a breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the primary cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(e)    by the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order, Law or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions, and such Order, Law or other action has become final and non-appealable. Notwithstanding the foregoing, the right to terminate this Agreement pursuant to this Section 8.01(e) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

(f)    by the Company to the Purchaser, if: (i) there has been a breach by the Purchaser of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.02(a) or Section 7.02(b) to be satisfied (treating the Closing Date for such purposes as the Signing Date or, if later, the date of such breach); and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of: (A) twenty days after written notice of such breach or inaccuracy is provided to the Purchaser; or (B) the Outside Date. The Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(f) if at such time the Company is in material breach of this Agreement; or

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(g)    by the Purchaser to the Company: if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.03(a) or Section 7.03(b) to be satisfied (treating the Closing Date for such purposes as the Signing Date or, if later, the date of such breach); and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of: (A) 20 days after written notice of such breach or inaccuracy is provided to the Company; or (B) the Outside Date. The Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(g) if at such time the Purchaser is in material breach of this Agreement.

Any termination of this Agreement by the Purchaser shall require the approval of both the Purchaser’s board of directors and the Special Committee.

Section 8.02    Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.01 and pursuant to a written notice delivered by the applicable Party to the other Party, which sets forth the basis for such termination, including the provision of Section 8.01 under which such termination is made. If this Agreement is validly terminated pursuant to Section 8.01, this Agreement shall forthwith become void, and there shall be no Liability on the part of any party to this Agreement or any of their respective Representatives, and all rights and obligations of each party to this Agreement shall cease, except: (i) Section 6.15, Section 6.16, Article IX, and this Section 8.02 shall survive the termination of this Agreement; and (ii) nothing in this Agreement shall relieve any party to this Agreement from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or Fraud against such party to this Agreement, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.15).

ARTICLE IX

MISCELLANEOUS

Section 9.01    No Survival. Except (x) as otherwise contemplated by Section 8.02 or (y) in the case of Fraud against a Person, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect of such provisions). Notwithstanding the foregoing, those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Closing shall survive only with respect to any breaches occurring after the Closing.

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Section 9.02    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party to this Agreement at the following addresses (or at such other address of a party to this Agreement as shall be specified by like notice):

If to the Purchaser:

Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold; Eric Waxman

Email: asatin@aresmgmt.com

            afeingold@aresmgmt.com

            ewaxman@aresmgmt.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Monica J. Shilling, P.C.; Dov Kogen

Email: monica.shilling@kirkland.com

            dov.kogen@kirkland.com

If to the Company, to:

X-Energy Reactor Company, LLC

801 Thompson Avenue, Suite 400

Rockville, MD 20852

Attn: Steve Miller

Email:     smiller@x-energy.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Attn: Paul Sheridan; Nicholas P. Luongo

Email: paul.sheridan@lw.com; nick.luongo@lw.com

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If to the Additional Parties, to:

c/o IBX, LLC

801 Thompson Avenue

Rockville, MD 20852

Attn: Kamal S. Ghaffarian

Email:     kam@ibx-llc.com

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Attn: Paul Sheridan; Nicholas P. Luongo

Email: paul.sheridan@lw.com; nick.luongo@lw.com

Section 9.03    Binding Effect; Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Parties. Any assignment without such consent shall be null and void. No such assignment shall relieve the assigning Person of its obligations under this Agreement.

Section 9.04    Third Parties. The rights set forth in Section 6.11 and Section 6.18 are express rights granted for the benefit of third parties. Subject to the preceding sentence, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party to this Agreement or a successor or permitted assign of such a party to this Agreement.

Section 9.05    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 9.06    Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom. Each of the parties to this Agreement irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Legal Proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the proceeding or Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the Transactions in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to this Agreement to serve process in any manner permitted by Law or to commence

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Legal Proceedings or otherwise proceed against any other party to this Agreement in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 9.06.

Section 9.07    WAIVER OF JURY TRIAL. ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. THEREFORE, EACH SUCH PARTY TO THIS AGREEMENT IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY TO THIS AGREEMENT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 9.08    Specific Performance. Each party to this Agreement: (i) acknowledges that the rights of each party to this Agreement to consummate the Transactions are unique; (ii) recognizes and affirms that if this Agreement is breached by any party to this Agreement, money damages may be inadequate and the non-breaching parties to this Agreement may have no adequate remedy at law; and (iii) agrees that irreparable damage would occur if any of the provisions of this Agreement were not performed by any party to this Agreement in accordance with their specific terms or were otherwise breached. Accordingly, each party to this Agreement shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate. The foregoing is in addition to any other right or remedy to which such party to this Agreement may be entitled under this Agreement, at law or in equity.

Section 9.09    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 9.10    Amendment; Waiver. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser (which in the case of the Purchaser, shall require the approval of the Special Committee), the Company and, solely with respect to any amendment, supplement or modification of Section 1.01(f) or any provision of this Article IX, the Additional Parties. At any time prior to the Closing, any party to this Agreement may, as applicable, by action taken by its board of directors or other officers or Persons thereunto duly authorized: (a) extend the time for the performance of the obligations or acts of another party to this Agreement; (b) waive any inaccuracies in the representations and warranties (of another party to this Agreement) that are contained in this Agreement; or (c) waive compliance by another party to this Agreement with any of the agreements or conditions contained in this Agreement.

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Notwithstanding the foregoing, such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to this Agreement granting such extension or waiver. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

Section 9.11    Entire Agreement. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits and schedules attached, which exhibits and schedules are incorporated by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the parties to this Agreement in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the parties to this Agreement with respect to the subject matter contained in this Agreement.

Section 9.12    Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties to this Agreement and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless as otherwise expressly provided in this Agreement: (a) words denoting any gender shall include all genders, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and permitted assigns, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) all accounting terms used and not otherwise defined in this Agreement or any Ancillary Document have the meaning assigned to such terms in accordance with GAAP; (d) the word “including” (and with correlative meaning “include”) means “including, without limitation”; (e) the words “hereof,” “herein,” “hereto,” and “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used in this Agreement means “if and only if”; (g) except as the context otherwise provides, the words “either,” “or,” “neither,” “nor” and “any” are not exclusive; (h) any agreement, instrument, insurance policy, Law or Order defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of Laws or Orders) by succession or comparable successor Laws or Orders and references to all attachments to such agreement, instrument, insurance policy, Law or Order and instruments incorporated in such agreement, instrument, insurance policy, Law or Order; (i) references to “days” shall refer to calendar days unless Business Days are specified; (j) all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or character “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body. Any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the Equity Securities of such Person, in whatever form, including, with respect to the

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Purchaser, its shareholders under the Cayman Companies Act or DGCL, as then applicable, or its Organizational Documents. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement. No presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives at least two calendar days prior to the Signing Date.

Section 9.13    Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

Section 9.14    Legal Representation.

(a)    Conflicts and Privilege.

(i)    The Purchaser and the Company, on behalf of their respective successors and assigns, agree that, if a dispute with respect to this Agreement or the Transactions arises after the Closing between or among: (x) the Sponsor, the stockholders, shareholders or holders of other Equity Securities of the Purchaser or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “AAC Group”), on the one hand; and (y) the Purchaser following the Closing or any member of the Company Group, on the other hand, any legal counsel, including K&E, that represented the Purchaser or the Sponsor prior to the Closing may represent the Sponsor or any other member of the AAC Group, in such dispute even though: (A) the interests of such Persons may be directly adverse to the Purchaser and its Affiliates (following the Closing); and (B) such counsel may have represented the Purchaser in a matter substantially related to such dispute or may be handling ongoing matters for the Purchaser or the Sponsor. The Purchaser and the Company, on behalf of their respective successors and assigns, further agree that, as to all Legally Privileged Communications prior to the Closing between or among the Purchaser, the Sponsor or any other member of the AAC Group, on the one hand, and K&E, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the AAC Group after the Closing. The attorney/client privilege and the expectation of client confidence with respect to the foregoing shall not pass to or be claimed or controlled by the Purchaser and its Affiliates (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with the Purchaser or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Purchaser.

(ii)    The Purchaser and the Company, on behalf of their respective successors and assigns agree that, if a dispute with respect to this Agreement or the Transactions arises after the Closing between or among: (x) the stockholders, shareholders or holders of other Equity Securities of the Company or any of their respective directors, members, partners, officers,

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employees or Affiliates (collectively, the “Company Group”), on the one hand; and (y) the Company (following the Closing) or any member of the AAC Group, on the other hand, any legal counsel, including Latham & Watkins LLP (“Latham”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though: (A) the interests of such Persons may be directly adverse to the Company (following the Closing); and (B) such counsel may have represented the Purchaser or the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Purchaser or the Company (following the Closing). The Purchaser and the Company, on behalf of their respective successors and assigns, further agree that, as to all Legally Privileged Communications prior to the Closing between or among the Company or any member of the Company Group, on the one hand, and Latham, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Transactions and belong to the Company Group after the Closing. The attorney/client privilege and the expectation of client confidence with respect to the foregoing shall not pass to or be claimed or controlled by the Company (following the Closing). Notwithstanding the foregoing, any privileged communications or information shared by the Purchaser prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Company (following the Closing).

(b)    Company Privilege; Waiver.

(i)    Latham has represented the Company Group and the Target Companies with respect to the Transactions. All parties to this Agreement recognize the commonality of interest that exists and will continue to exist until the Closing, and that such commonality of interest should continue to be recognized after the Closing. Specifically, the AAC Group and, following the Closing, the Company shall not, and shall cause their Affiliates not to, seek to have Latham be disqualified from representing the Company Group in connection with any dispute that may arise between such parties and the AAC Group or the Target Companies in connection with this Agreement, the Ancillary Document or the Transactions. In connection with any such dispute, the Company Group involved in such dispute (and not the AAC Group (including following the Closing)) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the Company Group, the Target Companies (including following the Closing), and their Representatives or Affiliates (collectively, the “Company Parties”) that occurred prior to the Closing.

(ii)    Without limiting the foregoing, the AAC Group (on their own behalf and on behalf of their Representatives and Affiliates) also acknowledge and agree that Latham has been and will be providing legal advice to the Company Parties in connection with the Agreement, the Ancillary Document, and any Transactions. In such capacity, Latham will have had confidential or privileged communications between Latham and the Company Parties, including written and electronic communications between or among Latham or the Company Parties, relating to this Agreement, the Ancillary Documents, and the Transactions (collectively, the “Company Privileged Materials”). The AAC Group (on their own behalf and on behalf of their Representatives and Affiliates) further acknowledge and agree that, at and after the Closing, the Company Privileged Materials shall belong solely to the Company Group and any privilege or other right related to the Company Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the Company Group and shall not pass to or be claimed by the AAC Group or their Affiliates (including the Company

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following the Closing). Notwithstanding the foregoing, the Company Group and its Representatives shall reasonably cooperate with the AAC Group or the Company (following the Closing) seeking to assert such privilege in a post-Closing dispute with a Person that is not a member of the Company Group or any of its Affiliates. In furtherance of the foregoing, each of the parties to this Agreement agree to take the steps necessary to ensure that all privileges attaching to the Company Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the Company Group. The AAC Group (on their own behalf and on behalf of their Representatives and Affiliates, including the Company and its Affiliates, following the Closing) also agree: (A) that they will not, directly or indirectly, obtain or seek to obtain from Latham any such Company Privileged Materials (or assist any other Person); and (B) not to knowingly access, review, use or rely on any Company Privileged Materials in any dispute involving any of the parties to this Agreement after the Closing.

(c)    Purchaser Privilege; Waiver.

(i)    K&E has represented the AAC Group and the Purchaser with respect to the Transactions. All parties to this Agreement recognize the commonality of interest that exists and will continue to exist until the Closing, and that such commonality of interest should continue to be recognized after the Closing. Specifically, the Company Group and, following the Closing, the Purchaser, shall not, and shall cause their Affiliates not to, seek to have K&E be disqualified from representing the AAC Group in connection with any dispute that may arise between such parties and the Company Group or the Purchaser in connection with this Agreement, the Ancillary Documents or the Transactions. In connection with any such dispute, the AAC Group involved in such dispute (and not the Company Group (including following the Closing)) will have the right to decide whether or not to waive the attorney-client privilege that may apply to any communications between the AAC Group, the Purchaser (including following the Closing), and their Representatives or Affiliates (collectively, the “Purchaser Parties”) that occurred prior to the Closing.

(ii)    Without limiting the foregoing, the Company Group (on their own behalf and on behalf of their Representatives and Affiliates) also acknowledge and agree that K&E has been and will be providing legal advice to the Purchaser Parties in connection with the Agreement, the Ancillary Documents, and any Transactions. In such capacity, K&E will have had confidential or privileged communications between K&E and the Purchaser Parties, including written and electronic communications between or among K&E or the Purchaser Parties, relating to this Agreement, the Ancillary Documents, and the Transactions (collectively, the “Purchaser Privileged Materials”). The Company Group (on their own behalf and on behalf of their Representatives and Affiliates) further acknowledge and agree that, at and after the Closing, the Purchaser Privileged Materials shall belong solely to the AAC Group and any privilege or other right related to the Purchaser Privileged Materials, including the attorney-client privilege and the expectation of client confidences, shall be owned and controlled solely by the AAC Group and shall not pass to or be claimed by the Company Group or their Affiliates (including the Purchaser following the Closing). Notwithstanding the foregoing, the AAC Group and its Representatives shall reasonably cooperate with the Company Group or the Purchaser (following the Closing) seeking to assert such privilege in a post-Closing dispute with a Person that is not a member of the AAC Group or any of its Affiliates. In furtherance of the foregoing, each of the parties to this Agreement agree to take the steps necessary to ensure that all privileges attaching to the Purchaser

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Privileged Materials shall survive the Closing, remain in effect and be owned and controlled solely by the AAC Group. The Company Group (on their own behalf and on behalf of their Representatives and Affiliates, including the Purchaser and its Affiliates, following the Closing) also agree: (A) that they will not, directly or indirectly, obtain or seek to obtain from K&E any such Purchaser Privileged Materials (or assist any other Person) and; (B) not to knowingly access, review, use or rely on any Purchaser Privileged Materials in any dispute involving any of the parties to this Agreement after the Closing.

Section 9.15    Waiver of Claims Against Trust. The Company and the Additional Parties acknowledge that the Purchaser is a blank check company with the powers and privileges to effect a Business Combination. The Company and the Additional Parties further acknowledge that, as described in the IPO Prospectus available at www.sec.gov, substantially all of the Purchaser’s assets consist of the cash proceeds of the Purchaser’s initial public offering and private placements of its securities. Substantially all of those proceeds have been deposited in the Trust Account for the benefit of the Purchaser, the Purchaser Shareholders and the underwriters of the Purchaser’s initial public offering. The Company and the Additional Parties acknowledge that they have been advised by the Purchaser that the Purchaser may disburse monies from the Trust Account only in the express circumstances described in the IPO Prospectus. The Company and the Additional Parties, on behalf of themselves and their respective Affiliates, acknowledge and agree that, notwithstanding anything to the contrary in this Agreement, no such Person: (a) now has or shall at any time after the Signing Date have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions from the Trust Account; or (b) may make any claim against the Trust Account (including any distributions from the Trust Account), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between the Purchaser or its Representatives, on the one hand, and any such Person or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any such claims are collectively referred to as, the “Released Claims”). For and in consideration of the Purchaser entering into this Agreement, the receipt and sufficiency of which are acknowledged, the Company and each Additional Party irrevocably waives on behalf of itself and its respective Affiliates, the Released Claims and any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account. The Company agrees and each Additional Party, on behalf of itself and its respective Affiliates, not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with the Purchaser (including any distributions to the Purchaser Shareholders in respect of Redemptions or deferred underwriting commissions relating to the IPO). Notwithstanding the foregoing, nothing in this Agreement shall serve to limit or prohibit the Company’s or any Additional Party’s right to pursue a claim against the Purchaser for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Transactions so long as such claim would not affect the Purchaser’s ability to fulfill its obligation to effectuate the Redemptions or for Fraud. The Company’s right pursuant to the preceding sentence shall include the right to bring a claim for the Purchaser to specifically perform its obligations under this Agreement with respect to the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement. Nothing in this Section 9.15 shall serve to limit or prohibit any claims that the Company or any Additional Party may have

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in the future against the Purchaser’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the Purchaser and any assets that have been purchased or acquired with any such funds). This paragraph will survive the termination of this Agreement for any reason.

Section 9.16    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties to this Agreement and then only with respect to the specific obligations set forth with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, agent, attorney, advisor, Representative or Affiliate (nor any investment fund or vehicle managed by an Affiliate or portfolio company of such investment fund and vehicle) of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Purchaser under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

Section 9.17    Company and Purchaser Disclosure Letters. The Company Disclosure Letter and the Purchaser Disclosure Letter referenced in this Agreement are a part of this Agreement as if fully set forth in this Agreement. All references in this Agreement to the Company Disclosure Letter or the Purchaser Disclosure Letter shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a Party in the applicable Disclosure Letter with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement. The disclosure of any information shall not be deemed to establish a standard of materiality.

Section 9.18    Representations and Warranties of the Additional Parties. Each of the Additional Parties, severally and not jointly, represents and warrants to the Purchaser and the Company solely with respect to itself as follows:

(a)    Such Additional Party is an entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation. Such Additional Party has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the

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ability of such Additional Party to consummate the Transactions. Such Additional Party is duly qualified or licensed in the jurisdiction in which it is formed or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of such Additional Party to consummate the Transactions. Such Additional Party is not in violation of any provision of its Organizational Documents.

(b)    Subject to the consents and other approvals described in Section 4.05, such Additional Party has all requisite power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform its obligations under this Agreement and each Ancillary Document and to consummate the Transactions. The execution, delivery and performance of this Agreement and each Ancillary Document to which such Additional Party is or is required to be a party and the consummation of the Transactions: (i) have been duly and validly authorized by such Additional Party’s governing body in accordance with its Organizational Documents; and (ii) no other proceedings on the part of such Additional Party are necessary to authorize the execution, delivery and performance of this Agreement and each Ancillary Document to which it is a party or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by such Additional Party, and assuming the due authorization, execution, delivery and performance of this Agreement by the Purchaser and the Company, constitutes the legal, valid and binding obligation of such Additional Party, enforceable against such Additional Party in accordance with its terms, subject to the Enforceability Exceptions. When delivered, each Ancillary Document to which such Additional Party is or is required to be a party shall be duly and validly executed and delivered by such Additional Party and, assuming the due authorization, execution, delivery and performance of such Ancillary Document, shall constitute the legal valid and binding obligation of such Additional Party, enforceable against such Additional Party in accordance with its terms, subject to the Enforceability Exceptions.

(c)    The execution, delivery and performance by such Additional Party of this Agreement and the other Ancillary Documents to which such Additional Party is a party and the consummation by such Additional Party of the Transactions does not and will not: (i) violate any provision of, or result in the breach of, any applicable Law to which such Additional Party is subject or by which any property or asset of such Additional Party is bound; (ii) conflict with or violate the Organizational Documents of such Additional Party; or (iii) result in a violation or revocation of any required Consents, except to the extent that the occurrence of any of the foregoing items set forth in clauses (i) or (iii) would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of such Additional Party to consummate the Transactions.

(d)    Assuming the truth and completeness of the representations and warranties of the Purchaser and the Company contained in this Agreement, no Consent is required on the part of such Additional Party with respect to such Additional Party’s execution, delivery and performance of this Agreement, any of the other Ancillary Documents to which it is a party or the consummation by such Additional Party of the Transactions, except for: (i) any Consents the absence of which would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impede the ability of such Additional Party to consummate the Transactions; or (ii) compliance with any applicable requirements of the securities Laws.

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ARTICLE X

DEFINITIONS

Section 10.01    Certain Definitions. The following terms shall have the following meanings in this Agreement:

“A&R Registration Rights Agreement” has the meaning specified in the Recitals.

“AAC Group” has the meaning specified in Section 9.14(a)(i).

“AAC Holdings II LP” means AAC Holdings II LP, a Delaware limited partnership.

“Acquisition Proposal” means any written inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction (other than the Purchaser and the Sponsor or their respective Representatives).

“Additional Parties” has the meaning specified in the Preamble.

“Additional Purchaser SEC Reports” has the meaning specified in Section 5.06(a).

“Affiliate” with respect to any specified Person means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, investment funds or vehicles managed by Affiliates of the Purchaser, and portfolio companies of such investment funds and vehicles, are not Affiliates of the Purchaser.

“Aggregate Consideration” means: (a) a number of Company Common Units equal to the quotient of (i) (x) the Base Purchase Price minus (y) the Non-Converted Securities Value, divided by (ii) $10.00; and (b) an equivalent number of shares of Domesticated Purchaser Common Stock. The class of such shares of Domesticated Purchaser Common Stock, and whether such shares are issued (i) in addition to such Company Common Units or (ii) in exchange for such Company Common Units pursuant to the terms of the Contribution Agreement, shall be determined in accordance with the terms of this Agreement.

“Agreement” has the meaning specified in the Preamble.

“Alternative Financing Securities” means any equity or equity-linked securities (other than Domesticated Purchaser Class A Common Stock) that are issued by the Purchaser at the Closing in connection with the PIPE Investment.

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“Alternative Transaction” means: (A) with respect to the Company and its controlled Affiliates, a transaction or a series of transactions (other than the Transactions) concerning (x) the sale or divestiture (whether directly or indirectly) of all or any part of the business or assets of the Target Companies or their respective controlled Affiliates; (y) the sale or issuance of, or any similar investment in, any of the shares or other Equity Securities or profits of the Target Companies or their respective controlled Affiliates, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership or otherwise (other than a Permitted Financing, a Pre-Closing Additional Financing or the PIPE Investment); or (z) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the sale or disposition of the Target Companies; and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the Transactions) concerning a Business Combination involving the Purchaser.

“Ancillary Documents” means each of the agreements and instruments contemplated by this Agreement or otherwise related to the Transactions, in each case to be executed and delivered on the Signing Date or on or prior to the Closing Date, including this Agreement (together with the Company Disclosure Letter and the Purchaser Disclosure Letter).

“Annual Company Financials” has the meaning specified in Section 4.06(a).

“Anti-Bribery Law” means: (a) the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010; (b) any rules or regulations promulgated under the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws of any jurisdiction (including the U.K. Bribery Act 2010); and (c) other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” means: (a) the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890 and the Clayton Antitrust Act, including the rules and regulations promulgated under the HSR Act, the Federal Trade Commission Act, the Sherman Antitrust Act of 1890 and the Clayton Antitrust Act; (b) any applicable foreign antitrust Laws; and (c) all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“ARDP Agreement” means the Cooperative Agreement between the U.S. Department of Energy and X Energy, LLC, Award No. DE-NE0009040, effective as of February 2, 2021.

“Ares Commitment” has the meaning specified in the Ares Commitment Letter.

“Ares Commitment Letter” means the letter dated as of the date of this Agreement among AAC Holdings II LP, the Purchaser and the Company.

“Available Purchaser Closing Cash” as of immediately prior to the Closing (and prior to the payment of any Purchaser Transaction Costs or Company Transaction Costs) means, an aggregate amount equal to the sum of (without duplication) (a) all amounts in the Trust Account, less amounts required for the Redemptions (to the extent not already paid) (including any excise

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Taxes expected to be payable in connection with the Redemption as reasonably determined by the Purchaser in good faith), plus (b) the aggregate proceeds, if any, actually received by the Purchaser from the PIPE Investment (which shall be deemed to include the amount funded pursuant to the Ares Commitment irrespective of the manner in which the Ares Commitment is funded), plus (c) all other cash and cash equivalents of the Purchaser, determined in accordance with GAAP as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date plus (d) the Company Member Subscription Amount.

“Base Purchase Price” means an amount equal to the sum of (a) $2,000,000,000, plus (b) the aggregate amount actually funded to the Company in connection with any Permitted Financing prior to January 15, 2023.

“Benefit Plans” of any Person means all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation, employment or consulting, severance or termination, holiday, vacation, bonus, hospitalization, medical, life welfare, accident, disability, supplemental unemployment benefits, retiree or post-employment health or welfare, profit sharing, pension, retirement, sick pay or paid time off plan, program, policy, agreement, commitment or arrangement, and all other compensation or benefit plans, programs, policies, agreements or arrangements, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA (whether or not subject to Section 3(3) of ERISA) (other than a multiemployer plan within the meaning of Section 3(37) of ERISA).

“Business Combination” has the meaning specified in Article 1.1 of the Purchaser’s Organizational Documents as in effect on the Signing Date.

“Business Combination Deadline” has the meaning specified in Section 6.20(a).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or, for so long as the Purchaser remains domiciled in Cayman Islands, Governmental Authorities in the Cayman Islands that are authorized or required by Law to close.

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), and any amendment of the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), successor law, or executive order, executive memo, administrative or other guidance or legislation published with respect to the Coronavirus, Aid, Relief and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020) by any Governmental Authority.

“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Cayman Purchaser Units” has the meaning specified in the Recitals.

“Cayman Purchaser Warrant” has the meaning specified in the Recitals.

“Cayman Registrar” means the Cayman Islands Registrar of Companies.

“CCRs” has the meaning specified in Section 4.05(a).

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“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of Equity Securities representing 50% or more of the combined voting power or economic rights or interests in the Purchaser or the Company (or any of their respective successors); (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in: (i) any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power or economic rights or interests in the Purchaser or the Company (or any of their respective successors) or the surviving Person outstanding immediately after such combination; or (ii) members of the board of directors of the Purchaser immediately prior to such merger, consolidation, reorganization or other business combination not constituting at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent of such Subsidiary; or (c) a sale of all or substantially all of the assets of the Purchaser or the Company (or any of their respective successors).

“Class A Common Unit” prior to the Recapitalization means a Class A Common Unit, as defined in the Company Operating Agreement.

“Class B Common Unit” prior to the Recapitalization means a Class B Common Unit, as defined in the Company Operating Agreement.

“Closing” has the meaning specified in Section 2.01.

“Closing Contributions” has the meaning specified in Section 1.01.

“Closing Date” has the meaning specified in Section 2.01.

“Closing Equity Schedule” means Section 10.01-A of the Company Disclosure Letter, as such schedule may be amended or supplemented (but not in a manner that increases the Company Common Units (or the corresponding shares of Domesticated Purchaser Common Stock) to be in excess of the Aggregate Consideration) by the Company, in its sole discretion, at any time and from time to time prior to the third Business Day prior to the Closing.

“Closing Filing” has the meaning specified in Section 6.15.

“Closing Press Release” has the meaning specified in Section 6.15.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor statute, as amended.

“Common Share Price” means the share price equal to the VWAP of one share of Domesticated Purchaser Class A Common Stock as reported on NYSE (or the exchange on which the shares of Domesticated Purchaser Class A Common Stock are then listed) for a period of at least twenty days out of thirty consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Domesticated Purchaser Class A Common Stock). Stock dividends shall include any

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dividend or distribution of securities convertible into the Domesticated Purchase Class A Common Stock. Any adjustments made to the Common Share Price shall be subject to the reasonable mutual agreement of the Purchaser and the Company.

“Company” has the meaning specified in the Preamble.

“Company Benefit Plan” means any Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by any of the Target Companies or under or with respect to which any of the Target Companies has or could reasonably be expected to have any Liability.

“Company Closing Certificate” has the meaning specified in Section 2.02(b).

“Company Common Units” means the units of the Company designated as “Common Units” under the Company Fifth A&R Operating Agreement after the consummation of the Recapitalization.

“Company Confidential Information” means Confidential Information, as defined in the Non-Disclosure Agreement.

“Company Disclosure Letter” has the meaning specified in the Preamble to Article IV.

“Company Fifth A&R Operating Agreement” has the meaning specified in the Recitals.

“Company Financials” has the meaning specified in Section 4.06(a).

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.01 (Organization and Standing), Section 4.02 (Authorization; Binding Agreement); Section 4.03 (Capitalization), Section 4.04 (Subsidiaries and Investments), Section 4.27 (Finders and Brokers) and Section 4.29 (Information Supplied).

“Company Group” has the meaning specified in Section 9.14(a)(ii).

“Company IP” means all Intellectual Property currently owned, licensed, used or held for use by the Target Companies.

“Company IP Licenses” means Intellectual Property licenses, sublicenses and other agreements or permissions.

“Company Lock-Up Agreement” has the meaning specified in the Recitals.

“Company Material Adverse Effect” means any Event that: (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole; or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Target Companies to consummate the Transactions (which the Parties agree shall be deemed to include the termination of any Contract set forth on Section 10.01-B of the Company Disclosure Letter in accordance with its terms without entering into a substantially similar alternative or replacement

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Contract concurrently with such termination). Notwithstanding the foregoing, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect” pursuant to clause (i) of the preceding sentence: (a) any change in applicable Laws or GAAP or any interpretation of such following the Signing Date; (b) any change in interest rates or economic, political, business or financial market conditions generally; (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate; (e) any epidemic, pandemic, other disease outbreak (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures following the Signing Date); (f) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions; (g) any failure of the Target Companies to meet any projections or forecasts (notwithstanding the foregoing, clause (g) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect); (h) any Events generally applicable to the industries or markets in which the Target Companies operate (including increases in the cost of products, supplies, materials or other goods purchased from third party suppliers); (i) the announcement of this Agreement or the consummation of the Transactions, including any termination of, reduction in or similar adverse effect (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Target Companies; or (j) any action taken by, or at the request of, the Purchaser. Notwithstanding the foregoing, any Event referred to in clauses (a), (b), (d), (e), (f) or (h) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Target Companies, taken as a whole, relative to similarly situated companies in the industry in which the Target Companies conduct their respective operations.

“Company Material Contract” has the meaning specified in Section 4.13(a).

“Company Member Subscription Amount” has the meaning specified in Section 1.01(f).

“Company Members” means the holders of Company Units prior to the Recapitalization.

“Company Operating Agreement” means the Fourth Amended and Restated Limited Liability Company Agreement of the Company, by and among the Company and its members.

“Company Parties” has the meaning specified in Section 9.14(b)(1).

“Company Permits” has the meaning specified in Section 4.11.

“Company Preferred Units” has the meaning specified in Section 4.03.

“Company Privileged Materials” has the meaning specified in Section 9.14(c)(ii).

“Company Real Property Leases” has the meaning specified in Section 4.16(b).

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“Company Registered IP” has the meaning specified in Section 4.14(a).

“Company Series A Preferred Unit” prior to the Recapitalization means a Series A Preferred Unit, as defined in the Company Operating Agreement.

“Company Series B Preferred Unit” prior to the Recapitalization means a Series B Preferred Unit, as defined in the Company Operating Agreement.

“Company Software” means all Software which any of the Target Companies owns or purports to own, in whole or in part.

“Company Transaction Costs” means all fees, costs and expenses of the Target Companies, in each case, incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions, including: (a) all change of control bonus payments, transaction, retention or similar payments payable as a result of or in connection with the consummation of the Transactions pursuant to arrangements (whether written or oral) entered into prior to the Closing Date whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll, employment and similar Taxes payable as a result of the foregoing amounts (computed as though all such amounts were payable as of the Closing Date); (b) all severance payments, retirement payments or similar payments or success fees payable pursuant to arrangements (whether written or oral) entered into prior to the Closing Date and which are payable as a result of or in connection with the consummation of the Transactions, whether payable before (to the extent unpaid), on or following the Closing Date (excluding any “double-trigger” payments), and the employer portion of payroll, employment and similar Taxes payable as a result of the foregoing amounts (computed as though all such amounts were payable as of the Closing Date); (c) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the Transactions (including any fees, costs and expenses related to the Permitted Financing and the Pre-Closing Additional Financing, except as otherwise expressly set forth in the definition of Purchaser Transaction Expenses); (d) all costs, fees and expenses related to the D&O Tail; and (e) 50% of the filing fees lawfully payable to or at the request of any Governmental Authority in connection with this Agreement, the Ancillary Documents and the consummation of the Transactions, including any fees in connection with any filings described in Section 6.09, but excluding, in each case, (i) all costs, fees and expenses incurred in connection with the listing on NYSE of the shares of Domesticated Purchaser Class A Common Stock issued in connection with the Transactions, (ii) Transfer Taxes; and (iii) any other amounts payable by the Purchaser under this Agreement.

“Company Units” means: (A) prior to the Recapitalization, the Class A Common Units, Class B Common Units, Company Series A Preferred Units and Company Series B Preferred Units; and (B) as of and following the Recapitalization, the Company Common Units, the Unvested Earn Out Units and the Company Warrants.

“Company Warrants” following the Closing means warrants of the Company that may be exchanged for Company Common Units in accordance with the Company Fifth A&R Operating Agreement.

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“Consent” means any consent, approval, waiver, notice, authorization or permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Continental” means the Continental Stock Transfer & Trust Company.

“Contracts” means all legally binding contracts, agreements, binding arrangements, memorandums of understanding, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications to the foregoing).

“Contribution” has the meaning specified in the Recitals.

“Contribution Agreement” has the meaning specified in Section 1.01(f)(ii).

“Copyleft Action” has the meaning specified in Section 4.14(f).

“Copyrights” has the meaning specified in the definition of “Intellectual Property.”

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations of such virus or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means all commercially reasonable actions that any Person reasonably determines are necessary or prudent for such Person to take in connection with (a) mitigating the adverse effects of the COVID-19 pandemic on the business of the Person including in response to third-party supply or service disruptions caused by the COVID-19 pandemic and (b) protecting the health and safety of customers, employees and other business relationships, in each case, to ensure compliance with any Law, or legally binding recommendations or restrictions imposed the Centers for Disease Control and Prevention or any other Governmental Authorities or quasi-governmental authorities, in each case, in connection with or in response to the COVID-19 pandemic.

“D&O Indemnified Party” means any individual who, at or prior to the Closing, was a director (or equivalent) or officer or employee of the Purchaser or any of the Target Companies.

“D&O Tail” has the meaning specified in Section 6.18(b).

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letters” has the meaning specified in the Preamble to Article V.

“Domesticated Purchaser Class A Common Stock” following the Domestication means, Class A Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of one vote per share.

“Domesticated Purchaser Class B Common Stock” following the Domestication means, Class B Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of one vote per share. The Domesticated Purchaser Class B Common Stock will be non-economic.

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“Domesticated Purchaser Class C Common Stock” following the Domestication means, Class C Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of ten votes per share. The Domesticated Purchaser Class C Common Stock will be non-economic.

“Domesticated Purchaser Class D Common Stock” following the Domestication means, Class D Common Stock of the Purchaser, par value $0.0001 per share, which will have a voting right of ten votes per share.

“Domesticated Purchaser Common Stock” means the Domesticated Purchaser Class A Common Stock, Domesticated Purchaser Class B Common Stock, the Domesticated Purchaser Class C Common Stock and the Domesticated Purchaser Class D Common Stock.

“Domesticated Purchaser Warrant” has the meaning specified in the Recitals.

“Domestication” has the meaning specified in the Recitals.

“Earn Out Period” means the time period beginning on the Closing Date and ending on the date that is the five-year anniversary of the Closing Date (inclusive of the first and last day of such period).

“Earn Out Pro Rata Share” with respect to each Company Member (and following consummation of the transactions contemplated by the Contribution Agreement, Purchaser, with respect to Unvested Earn Out Units contributed to it by Management LLC) means, a percentage equal to the quotient of (i) the number of Common Units owned of record by such Company Member as of immediately following the Recapitalization (and, with respect to Purchaser, those held by Management LLC immediately prior to consummation of the transactions contemplated by the Contribution Agreement) divided by (ii) the aggregate number of Company Units owned of record by all Company Members (including Management LLC) as of immediately following the Recapitalization.

“Earn Out Units” has the meaning specified in Section 3.01(a)(ii).

“Enforceability Exceptions” has the meaning as specified in Section 5.02.

“Environmental Law” means any Law in any way relating to: (a) the protection of human health and safety; (b) pollution or the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, Release or disposal of Hazardous Materials.

“Environmental Liabilities” means all Liabilities, obligations, responsibilities, Remedial Legal Proceedings, losses, damages, natural resource damages, costs, expenses, fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in

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response to any violation of or non-compliance with Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of or non-compliance with, or liability under, Environmental Law, or a Release or threatened Release of, or exposure to, Hazardous Materials. The foregoing shall include all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies.

“Environmental Permits” has the meaning specified in Section 4.20(a).

“Equity Incentive Plan” has the meaning specified in Section 6.14(a).

“Equity Securities” with respect to any Person means: (a) any shares of capital or capital stock, partnership, membership, joint venture or similar interest, or other voting securities of, or other ownership interest in, such Person; (b) any securities of such Person convertible into or exchangeable for cash or shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person; (c) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any shares of capital or capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for shares of capital or capital stock or other voting securities of, or other ownership interests in, such Person; (d) any restricted shares, stock appreciation rights, restricted units, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital or capital stock or other voting securities of, other ownership interests in, or any business, products or assets of, such Person; and (e) any securities issued or issuable with respect to the securities or interests referred to in clauses (a) through (d) above in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each Person which together with a Target Company would at any relevant time be deemed to be a “single employer” pursuant to Section 414(b), (c), (m) or (o) of the Code.

“Event” means any event, state of facts, development, circumstance, condition, change, occurrence or effect.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extended Outside Date” has the meaning specified in Section 8.01(d).

“Extension” has the meaning specified in Section 6.20(a).

“Extension Expenses” has the meaning specified in Section 6.03(b)(iv).

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“Extension Proxy Statement” has the meaning specified in Section 6.20(a).

“Federal Securities Law” has the meaning specified in Section 6.07.

“Foreign Plan” has the meaning specified in Section 4.19(j).

“Fraud” with respect to a party to this Agreement means: (a) an intentional misrepresentation by such party with respect to the making of the representations and warranties of such party as expressly set forth in this Agreement with the intent by such party that the other parties to this Agreement rely on such misrepresentation to such other party’s material detriment; and (b) such other party reasonably relies on, and suffers Losses as a result of, such misrepresentation.

“Funded Permitted Financing” means the issuance and sale of the Series C-2 Notes pursuant to those certain Securities Purchase Agreements, dated on or about the date of this Agreement, by and among the Company and the investors party thereto.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“GM Enterprises” has the meaning specified in the Preamble.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or for which Liability or responsibility may be imposed, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, radioactive materials, mold, per- and polyfluoroalkyl substances and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IBX Fund 1” has the meaning specified in the Preamble.

“IBX Fund 2” has the meaning specified in the Preamble.

“IBX GP” has the meaning specified in the Preamble.

“Income Taxes” means income, capital gains, franchise and similar Taxes.

“Indebtedness” of any Person means, without duplication: (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest);

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(b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business); (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument; (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP (other than real estate leases and any other leases that would be required to be capitalized only upon adoption of ASC 842); (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against; (f) all obligations of such Person in respect of acceptances issued or created; (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency; (h) all obligations secured by an Lien on any property of such Person; (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person; (j) all obligations under any unfunded or underfunded defined benefit pension, gratuity, termination indemnity, statutory severance or similar plans or arrangements; (k) all obligations with respect to any unpaid paid time off, bonuses or other retention or incentive compensation, severance and deferred compensation payments (whether accrued or not), pension arrangements, or other similar payments and benefits owed or payable by the Company (whether such payments are discretionary or mandatory), plus the employer portion of payroll Taxes payable as a result of the foregoing amounts (computed as though such obligations were payable as of the Closing Date); and (l) all obligations described in clauses (a) through (k) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has otherwise become responsible for or liable or agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all rights, title and interest in and to intellectual property arising anywhere in the world, including: (i) all United States and foreign patents and patent applications, patent disclosures and inventions, (whether patentable or unpatentable and whether or not reduced to practice), including any continuations, divisions, continuations in part, renewals, divisionals, extensions, reissues or foreign counterparts of any of the foregoing, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, or refiled (“Patents”); (ii) all United States, international and foreign trade names, trade dress, trademarks, service marks, logos or internet domain name registrations, in each case whether or not registered, including all goodwill associated therewith, together with all related registrations and applications (“Trademarks”); (iii) all United States, international and foreign copyrights (whether registered or unregistered), original works of authorship (including Software and all rights in such Software), copyrightable works, together with all related registrations and applications (“Copyright”); (iv) rights in Software; (v) all industrial designs and any registrations and applications therefor throughout the world; (vi) Trade Secrets; (vii) all other intellectual or industrial property rights protectable by applicable law in any jurisdiction; and (viii) all issuances, renewals, registrations and applications of or for any of the foregoing.

“Intended Tax Treatment(s)” has the meaning specified in the Recitals.

“Interim Company Financials” has the meaning specified in Section 4.06(a).

“Interim Period” has the meaning specified in Section 6.01(a).

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“IPO” means the initial public offering of Cayman Purchaser Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 1, 2021 (File No. 333-252163).

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“IT Assets” means all technology, devices, computers, hardware, Software (including firmware and middleware), systems, sites, servers, networks, workstations, routers, hubs, circuits, switches, interfaces, websites, platforms, data communications lines, and all other information or operational technology, telecommunications, or data processing assets, facilities, systems services, or equipment, and all data stored in such assets or processed by such assets, and all associated documentation.

“JOBS Act” has the meaning specified in Section 5.05(e).

“K&E” means Kirkland & Ellis LLP.

“Knowledge” with respect to: (i) the Company, means the knowledge of the individuals set forth on Section 10.01-B of the Company Disclosure Letter; and (ii) the Purchaser, means the knowledge of the individuals set forth on Section 10.01-C of the Purchaser Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

“Labor Agreement” has the meaning specified in Section 4.13(a)(xi).

“Latham” has the meaning specified in Section 9.14(a)(ii).

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, Order or Consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” has the meaning specified in Section 4.16(b).

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment, examination, mediation or arbitration, or any request (including any request for information), inquiry, hearing, proceeding (whether at law or in equity) or investigation, by or before any Governmental Authority.

“Legally Privileged Communications” means all legally privileged communications made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, the Ancillary Documents, or the Transactions.

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“Liabilities” means all liabilities, Indebtedness, Legal Proceedings or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, deed of trust, lease, sublease, license, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind whether consensual, statutory or otherwise (including any conditional sale or other title retention agreement or lease in the nature of any mortgage, pledge, deed of trust, lease, sublease, license, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Lock-Up Agreements” has the meaning specified in the Recitals.

“Management LLC” has the meaning specified in the Preamble.

“Material Current Government Contract” has the meaning specified in Section 4.10.

“Member Support Agreement” means the Member Support Agreement, dated as of the date of this Agreement (as it may be amended or supplemented from time to time), by and between the Purchaser, the Company and the Requisite Members.

“Mirror Securities,” if Alternative Financing Securities are issued in a PIPE Investment, means securities issued by the Company to the Purchaser having terms and provisions substantially equivalent to the terms and provisions of such Alternative Financing Securities.

“Modification in Recommendation” has the meaning specified in Section 6.13(b)(i).

“Non-Converted Securities Value” means an amount equal to the aggregate value (inclusive of principal and interest accrued as of the Closing, if applicable) of all Equity Securities that are not converted into Company Common Units in connection with or prior to the Closing, which amount shall: (i) be equal to the value of the Company Common Units that would have been issued to such holder in respect of such Equity Security had such Equity Security converted into Company Common Units in connection with the Closing, assuming a value per Company Common Unit equal to $10.00 per unit; and (ii) take into account any discount rate or conversion price (including pursuant to a liquidation or deemed liquidation) pursuant to the terms of such Equity Security.

“Non-Disclosure Agreement” means the Non-Disclosure Agreement by and between the Company and Purchaser dated as of August 29, 2022.

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“NRC” means the United States Nuclear Regulatory Commission or any successor.

“NYSE” means the New York Stock Exchange.

“OFAC” means the Office of Foreign Asset Control of the U.S. Department of Treasury.

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available to the public on standard terms and conditions, generally with license, maintenance, support and other fees of less than $100,000 per year.

“Offer Documents” has the meaning specified in Section 6.13(a)(i).

“Open Source Software” means any Software that contains, or is derived in any manner (in whole or in part) from any Software distributed (a) as “free software”, (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd), or (c) under a license that requires that any software be: (i) made available or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) license under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (iv) redistributable at no charge.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict or award that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“ordinary course of business” means an action taken, or omitted to be taken, by any Person or such Person’s Subsidiaries, in the ordinary course of such Person’s or such Person’s Subsidiaries’ business consistent with past practice, including all actions taken or not taken that such Person believed or believes necessary or appropriate in response to the COVID-19 pandemic, including any COVID-19 Measures.

“Organizational Documents” with respect to any Person that is an entity means its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Outbound IP License” has the meaning specified in Section 4.14(c).

“Outside Date” has the meaning specified in Section 8.01(d).

“Owned Intellectual Property” means all Intellectual Property which any of the Target Companies owns (or purports to own), in whole or in part, and includes the Company Software, all Company Registered IP and all other Intellectual Property required to be set forth in Section 4.14(a)(i) of the Company Disclosure Letter.

“Owned Real Property” has the meaning specified in Section 4.16(a).

“Party(ies)” has the meaning specified in the Preamble.

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“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Financing” in each case, subject to the Permitted Financing Limitations, means one or more capital raising transactions entered into on or after the Signing Date on substantially the same terms as the Funded Permitted Financing.

“Permitted Financing Limitations” means the following limitations with respect to a Permitted Financing: (i) the aggregate number of securities issued or issuable by the Company in connection with all Permitted Financings (including the Funded Permitted Financing) may not result in a Change of Control of the Company; (ii) no Permitted Financing, alone or together with other Permitted Financings, may alter the terms of the Agreement or the Ancillary Documents or delay or impair the Transactions; (iii) the securities issued in connection with any Permitted Financing shall convert into Company Common Units in connection with or prior to the Recapitalization; and (iv) the aggregate amount of all Permitted Financings actually funded to the Company may not exceed $200,000,000 in the aggregate (including the Funded Permitted Financing).

“Permitted Liens” means: (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are: (i) not yet due and payable; or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect to such Liens for Taxes or assessments and similar charges or levies in accordance with GAAP; (b) other Liens for labor, materials or supplies imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and for which adequate reserves have been established with respect to such Liens for labor, materials or supplies imposed by operation of Law in accordance with GAAP; (c) Liens incurred or deposits made in the ordinary course of business in connection with social security; (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business; (e) Liens arising under this Agreement or any Ancillary Document; or (f) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course of business.

“Person” means an individual (including current and former employees), corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Personal Property” means any machinery, equipment, tool, vehicle, furniture, leasehold improvement, office equipment, plant, part and other tangible personal property.

“PIPE Investment” has the meaning specified in the Recitals.

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“Post-Closing Purchaser Board” has the meaning specified in Section 6.17.

“Pre-Closing Additional Financing” means indebtedness for borrowed money that is incurred by the Target Companies during the Interim Period, other than in connection with a Permitted Financing, in an amount not to exceed the Pre-Closing Additional Financing Cap, that: (a) is contractually or structurally subordinated in right of payment to indebtedness incurred pursuant to a Permitted Financing; and (b) if issued in the form of Equity Securities, such securities shall convert into Company Common Units in connection with or prior to the Recapitalization.

“Pre-Closing Additional Financing Cap” means an amount equal to $50,000,000, which amount shall be reduced dollar-for-dollar to the extent that the amount of the Permitted Financing exceeds $150,000,000 (including the Funded Permitted Financing).

“Premium Cap” has the meaning specified in Section 6.18(b).

“Proxy Statement” has the meaning specified in Section 6.13(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 6.13(a)(i).

“Public Certifications” has the meaning specified in Section 5.06(a).

“Purchaser” has the meaning specified in the Preamble.

“Purchaser Bylaws upon Domestication” has the meaning specified in the Recitals.

“Purchaser Charter upon Domestication” has the meaning specified in the Recitals.

“Purchaser Class A Ordinary Shares” means prior to the Domestication, Class A ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Class B Ordinary Shares” means prior to the Domestication, Class B ordinary shares of the Purchaser, par value $0.0001 per share.

“Purchaser Common Warrants” means Purchaser Private Placement Warrant and Purchaser Public Warrant.

“Purchaser Confidential Information” means all confidential or proprietary information concerning the Purchaser or any of its Representatives. Notwithstanding the foregoing, the Purchaser Confidential Information shall not include any information which: (i) at the time of disclosure by the Company or any of its Representatives, is generally available publicly and was not disclosed in breach of this Agreement; or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company or any of its Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. From and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Target Companies.

“Purchaser Disclosure Letter” has the meaning specified in the Preamble to Article V.

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“Purchaser Extension Meeting” has the meaning specified in 6.20(d).

“Purchaser Fundamental Representations” means the representation and warranty made pursuant to Section 5.01 (Organization and Standing), Section 5.02 (Authorization; Binding Agreement), Section 5.05 (Capitalization) and Section 5.18 (Information Supplied).

“Purchaser Material Adverse Effect” means any change, event or occurrence, that, individually or when aggregated with other changes, events or occurrences has had a materially adverse effect on the business, assets, financial condition or results of operations of the Purchaser. Notwithstanding the foregoing, no change or effect related to any of the following, alone or in combination, shall be taken into account in determining whether a Purchaser Material Adverse Effect has occurred: (i) changes or proposed changes in applicable Law or regulations or interpretations of applicable Law or regulations, or decisions by courts or any Governmental Authority after the Signing Date; (ii) changes or proposed changes in GAAP (or any interpretation of GAAP) after the Signing Date; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial, capital or reinsurance markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets), in each case, in the United States or anywhere else in the world; (iv) the number of Purchaser Shareholders electing a Redemption (or any Redemption in connection with an Extension); or (v) any change in the market price or trading volume of the Purchaser Class A Ordinary Shares or the Purchaser Common Warrants.

“Purchaser Ordinary Shares” means the Purchaser Class A Ordinary Shares and the Purchaser Class B Ordinary Shares.

“Purchaser Parties” has the meaning specified in Section 9.14(c).

“Purchaser Privileged Materials” has the meaning specified in Section 9.14(c)(ii).

“Purchaser Related Person” means any officer, director, manager, employee, trustee or beneficiary of the Purchaser or any of its Affiliates and any immediate family member of any of the foregoing.

“Purchaser SEC Reports” has the meaning specified in Section 5.06.

“Purchaser Shareholder Approval” means the approval of: (i) those Transaction Proposals identified in clauses (B) and (C) and of Section 6.13(b)(i), in each case, by special resolution under Cayman Islands Law, being an affirmative vote of the holders of a majority of at least two-thirds of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents) at the Purchaser Shareholders’ Meeting; (ii) those Transaction Proposals identified in clauses (A), (D), (E), (F), (G) and (H) of Section 6.13(b)(i), in each case, by an ordinary resolution under Cayman Islands Law, being an affirmative vote of the holders of at least a majority of the outstanding Purchaser Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with the Purchaser’s Organizational Documents); and (iii) with respect to any other proposal proposed to the Purchaser Shareholders, the requisite approval required under the Purchaser’s Organizational Documents, the Cayman Companies Act or any other applicable Law, in each case, at a Purchaser Shareholders’ Meeting.

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“Purchaser Shareholders” means the shareholders of the Purchaser as of the applicable time specified in this Agreement.

“Purchaser Shareholders’ Meeting” has the meaning specified in Section 6.13(b)(i).

“Purchaser Transaction Costs” means: (a) all fees, costs and expenses of the Purchaser incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Ancillary Documents and the consummation of the Transactions (including any Extension Expenses), whether paid or unpaid prior to the Closing, including all professional or transaction related costs, fees and expenses of legal, accounting and financial advisors, consultants, auditors, accountants and brokers, including any deferred underwriting commissions being held in the Trust Account; (b) 50% of the filing fees lawfully payable to or at the request of any Governmental Authority in connection with this Agreement, the Ancillary Documents and the consummation of the Transactions, including any fees in connection with any filings described in Section 6.09; (c) all costs, fees and expenses incurred in connection with the preparation and filing of the Registration Statement (and any registration statement filed with the SEC in connection therewith) and the review and approval of the Registration Statement by the SEC; (d) all costs, fees and expenses incurred in connection with the listing on the NYSE of the shares of Domesticated Purchaser Class A Common Stock issued in connection with the Transactions; (e) all professional or transaction, deal, brokerage, legal, accounting, financial advisory or any similar fees payable in connection with the consummation of the PIPE Investment; and (f) any Indebtedness of the Purchaser owed to its Affiliates or shareholders (including any amounts outstanding under the Working Capital Loans to the extent payable in cash).

“Recapitalization” has the meaning specified in the Recitals.

“Recapitalization Instrument” means an agreement, instrument, resolution, consent or other documentation, duly executed and delivered by the applicable Persons at or joined following the Signing Date, effecting the Recapitalization in accordance with the Company’s Organizational Documents, which agreement, instrument, resolution, consent or other documentation shall be in a form reasonably acceptable to the Purchaser.

“Redemption” has the meaning specified in Section 6.13(b)(i).

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements to such Registration Statement on Form S-4, to be filed with the SEC by the Purchaser under the Securities Act with respect to the Registration Statement Securities.

“Registration Statement Securities” has the meaning specified in Section 6.13(a)(i).

“Related Person” means any officer, director, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates and any immediate family member of any of the foregoing.

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escaping, dumping, abandoning, discarding, injection, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment, or into or out of any property.

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“Released Claims” has the meaning specified in Section 9.15.

“Remedial Legal Proceeding” means all actions to: (i) clean up, remediate, remove, treat or in any other way address any Hazardous Material; (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care; or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” as to any Person means such Person’s Affiliates and their respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Member Approval” means the approval of this Agreement and the Transactions, including the Recapitalization, by the irrevocable affirmative written consent of the Requisite Members in the form attached as Exhibit G, pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

“Requisite Members” means the Persons set forth on Section 10.01-D of the Company Disclosure Letter.

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, and the European Union Consolidated List;(ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.

“Sanctions Laws” means all U.S. and non-U.S. Laws (the latter except to the extent inconsistent with U.S. law), regulations, embargoes or restrictive measures relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State, and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council, the European Union, any EU Member State or any other relevant Governmental Entity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Party(ies)” has the meaning specified in the Preamble.

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“Series C-2 Notes” means the Company’s Series C-2 Convertible/Exchangeable Promissory Notes.

“Signing Date” has the meaning specified in the Preamble.

“Signing Filing” has the meaning specified in Section 6.15(b).

“Signing Press Release” has the meaning specified in Section 6.15(b).

“Software” means all computer software, firmware and computer programs and applications, including all source code, object code, middleware, utilities, computer programs, application programming interfaces, algorithms, plugins, libraries, subroutines, tools, drivers, microcode, scripts, batch files, instruction sets and macros, models and methodologies, in each case of the foregoing whether in source code, executable or object code form, related documentation (including user manuals, related to any of the foregoing) and all software modules, tools and databases.

“Special Committee” means the special committee of the board of directors of the Purchaser.

“Sponsor” means Ares Acquisition Holdings LP, a Cayman Islands exempted limited partnership.

“Sponsor Earn Out Securities” has the meaning specified in the Sponsor Support Agreement.

“Sponsor Lock-Up Agreement” has the meaning specified in the Recitals.

“Sponsor Share Conversion” has the meaning specified in the Recitals.

“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of the date of this Agreement (as it may be amended or supplemented from time to time), by and between the Sponsor, the Company, the Purchaser and the other parties to such agreement.

“Subsidiary” with respect to any Person means any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such corporation is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of such Person, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests of such partnership is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of that Person. A Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

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“Target Companies” means, collectively, the Company, its direct and indirect Subsidiaries and all other Persons of which the Company or any Subsidiary of the Company, directly or indirectly, owns (beneficially or of record) Equity Securities.

“Tax Proceeding” has the meaning specified in Section 6.11(c).

“Tax Receivable Agreement” has the meaning specified in the Recitals.

“Tax Return” means any return, form, declaration, election, disclosure, report, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts with respect to such tax imposed by a Governmental Authority.

“Top Customers” has the meaning specified in Section 4.23(a).

“Top Suppliers” has the meaning specified in Section 4.23(b).

“Trade Secrets” means all trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements and other proprietary rights (whether or not patentable or subject to Copyright, Trademark, or trade secret protection).

“Trademarks” has the meaning set for in the definition of “Intellectual Property.”

“Trading Day” means any day on which shares of Domesticated Purchaser Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Domesticated Purchaser Class A Common Stock are then traded.

“Transaction Proposals” has the meaning specified in Section 6.13(b)(i).

“Transactions” has the meaning specified in the Recitals.

“Transfer Taxes” has the meaning specified in Section 6.11(b).

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“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

“Triggering Event I” shall occur if, within the Earn Out Period, the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $12.50 per share.

“Triggering Event I Earn Out Units” has the meaning specified in Section 3.01(a)(i).

“Triggering Event II” shall occur if, within the Earn Out Period, the Common Share Price of the Domesticated Purchaser Class A Common Stock is greater than or equal to $15.00 per share.

“Triggering Event II Earn Out Units” has the meaning specified in Section 3.01(a)(ii).

“Triggering Events” means Triggering Event I and Triggering Event II.

“Trust” has the meaning specified in the Preamble.

“Trust Account” means the trust account maintained by Trustee pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 5, 2021, between the Purchaser and Trustee.

“Trustee” means Continental Stock Transfer & Trust Company.

“Unvested Earn Out Shares” means shares of Domesticated Purchaser Class A Common Stock issued to Management LLC pursuant to the Contribution Agreement in accordance with Section 1.01(f) that will, following issuance, be subject to vesting and potential forfeiture on the same terms as the Sponsor Earn Out Securities.

“Unvested Earn Out Units” means the units of the Company designated as “Unvested Earn Out Units” under the Company Fifth A&R Operating Agreement after the consummation of the Recapitalization.

“VWAP” for any security as of any day or multi-day period means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such

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security on such date(s) on any of the foregoing bases, the VWAP of such security on such day or multi-day period (as applicable) shall be the fair market value per share on such day or multi-day period (as applicable) as reasonably determined by the Purchaser.

“WARN Act” has the meaning specified in Section 4.18(b).

“Warrant Agreement” means the Warrant Agreement, dated as of February 5, 2021, by and between the Purchaser and Continental, as warrant agent.

“Working Capital Loan Agreement” means the working capital loan agreement, dated as of March 1, 2022, issued by the Purchaser to the Sponsor, pursuant to which the Purchaser may borrow up to $2,500,000 from the Sponsor related to ongoing expenses reasonably related to the business of the Purchaser and the consummation of a Business Combination.

“Working Capital Loans” means all loans made pursuant to the Working Capital Loan Agreement.

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IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Purchaser:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

THE KAMAL S. GHAFFARIAN REVOCABLE TRUST

By:	/s/ Kamal S. Ghaffarian
Name:	Kamal S. Ghaffarian
Title:	Trustee

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

IBX COMPANY OPPORTUNITY FUND 1, LP

BY: IBX OPPORTUNITY GP, INC., ITS GENERAL PARTNER

By:	/s/ Kamal S. Ghaffarian
Name:	Kamal S. Ghaffarian
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

IBX COMPANY OPPORTUNITY FUND 2, LP

BY: IBX OPPORTUNITY GP, INC., ITS GENERAL PARTNER

By:	/s/ Kamal S. Ghaffarian
Name:	Kamal S. Ghaffarian
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

IBX OPPORTUNITY GP, INC.

By:	/s/ Kamal S. Ghaffarian
Name:	Kamal S. Ghaffarian
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

GM ENTERPRISES LLC

By:	/s/ Kamal S. Ghaffarian
Name:	Kamal S. Ghaffarian
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each party has caused this Business Combination Agreement to be signed and delivered as of the date first written above.

The Company:

X-ENERGY MANAGEMENT, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Title:	President

[Signature Page to Business Combination Agreement]

Exhibit A

CERTIFICATE OF INCORPORATION

OF

X-ENERGY, INC.

ARTICLE I.

The name of the corporation is X-Energy, Inc. (the “Corporation”).

ARTICLE II.

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Dr., Wilmington, DE 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III.

The purpose of Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as it now exists or may hereafter be amended and supplemented (the “DGCL”). Without limiting the generality of the foregoing, those activities include: (i) investing in securities of X-Energy Reactor Company, LLC, a Delaware limited liability company, or any successor entities thereto (“XERC”) and any of its subsidiaries; (ii) exercising all rights, powers, privileges and other incidents of ownership or possession with respect to the Corporation’s assets, including managing, holding, selling and disposing of such assets; and (iii) engaging in any other activities incidental or ancillary thereto. The Corporation is being incorporated in connection with the domestication of Ares Acquisition Corporation, a Cayman Islands exempted company (“AAC”), as a Delaware corporation. This Certificate of Incorporation is being filed simultaneously with the Certificate of Corporate Domestication of AAC (the “Certificate of Domestication”).

ARTICLE IV.

Section 4.1 Authorized Stock. The total number of shares of all classes of stock that the Corporation is authorized to issue is [ ◾ ] ([ ◾ ]), consisting of four classes as follows:

(a) [ ◾ ] ([ ◾ ]) shares of Class A common stock, with a par value of $0.0001 per share (the “Class A Common Stock”);

(b) [ ◾ ] ([ ◾ ]) shares of Class B common stock, with a par value of $0.0001 per share (the “Class B Common Stock”);

(c) [ ◾ ] ([ ◾ ]) shares of Class C common stock, with a par value of $0.0001 per share (the “Class C Common Stock”);

(d) [ ◾ ] ([ ◾ ]) shares of Class D common stock, with a par value of $0.0001 per share (the “Class D Common Stock” and, together with the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, “Common Stock”); and

(e) [ ◾ ] ([ ◾ ]) shares of preferred stock, with a par value of $0.0001 per share (the “Preferred Stock”).

Upon the filing of the Certificate of Domestication and this Certificate of Incorporation, each issued and outstanding ordinary share of AAC shall convert automatically, on a one-for-one basis, into a share of Class A Common Stock, without any action required on the part of the Corporation or the holders thereof.

Section 4.2 Preferred Stock. Subject to any limitations prescribed by law, the board of directors of the Corporation (the “Board of Directors”) is authorized, to provide, out of the unissued shares of Preferred Stock, for the issuance of shares of Preferred Stock in one or more series, including “blank check” preferred stock. The issuance of Preferred Stock as set forth in the preceding sentence shall be accomplished by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate shall be referred to as a “Preferred Stock Designation”), to: (i) establish from time to time the number of shares to be included in each such series; and (ii) fix the powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such preferred shares. Without limitation, those rights, designation and preferences shall include the authority to fix the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption (including sinking and purchase fund provisions), the redemption price or prices, restrictions on the issuance of shares of such series, the dissolution preferences and the rights in respect of any distribution of assets of any wholly unissued series of Preferred Stock, or any of them and to increase or decrease the number of shares of any series so created (except where otherwise provided in the Preferred Stock Designation), subsequent to the issue of that series but not below the number of shares of such series then outstanding. In case the authorized number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series (except where otherwise provided in the Preferred Stock Designation). There shall be no limitation or restriction on any variation between any of the different series of Preferred Stock as to the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof. The several series of Preferred Stock may vary in any and all respects as fixed and determined by the resolution or resolutions of the Board of Directors or by a duly authorized committee of the Board of Directors, providing for the issuance of the various series of Preferred Stock.

Section 4.3 Number of Authorized Shares. The number of authorized shares of any of the Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock or Preferred Stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote on such increase or decrease, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of holders of any class of Common Stock or Preferred Stock is required pursuant to the terms of any Preferred Stock Designation. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus:

(a) in the case of Class A Common Stock, the number of shares of Class A Common Stock issuable (x) upon the exchange of all outstanding Common Units for Class A Common Stock as a result of Redemptions or Direct Exchanges (each, as defined in the LLC Agreement) including any Common Units issuable upon the exercise of any options, warrants or similar rights to acquire Common Units pursuant to the applicable provisions of Article 3 and Article 11 of the LLC Agreement and (y) in connection with the exercise of all outstanding options, warrants, exchange rights (other than Redemptions or Direct Exchanges pursuant to clause (x)), conversion rights or similar rights for Class A Common Stock;

(b) in the case of Class B Common Stock, the number of shares of Class B Common Stock issuable in connection with the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class B Common Stock;

(c) in the case of Class C Common Stock, the number of shares of Class C Common Stock issuable in connection with the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class C Common Stock; and

(d) in the case of Class D Common Stock, the number of shares of Class D Common Stock issuable in connection with the exercise of all outstanding options, warrants, exchange rights, conversion rights or similar rights for Class D Common Stock.

Section 4.4 Common Stock. The powers, preferences and rights of the Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock, and the qualifications, limitations or restrictions thereof are as follows:

(a) Voting Rights. Except as otherwise required by law:

(i) Each share of Class A Common Stock shall entitle the record holder as of the applicable record date to one vote per share in person or by proxy on all matters submitted to a vote of the holders of Class A Common Stock, whether voting separately as a class or otherwise.

(ii) Each share of Class B Common Stock shall entitle the record holder as of the applicable record date to one vote per share in person or by proxy on all matters submitted to a vote of the holders of Class B Common Stock, whether voting separately as a class or otherwise.

(iii) Each share of Class C Common Stock shall entitle the record holder as of the applicable record date to ten votes per share in person or by proxy on all matters submitted to a vote of the holders of Class C Common Stock, whether voting separately as a class or otherwise.

(iv) Each share of Class D Common Stock shall entitle the record holder as of the applicable record date to ten votes per share in person or by proxy on all matters submitted to a vote of the holders of Class D Common Stock, whether voting separately as a class or otherwise.

Except as otherwise required by law or this Certificate of Incorporation, the holders of shares of Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders of the Corporation.

(b) Dividends and Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock or the Class D Common Stock with respect to the payment of dividends (and other distributions of cash, stock or property), such holders of Class A Common Stock and Class D Common Stock shall be entitled to the payment of dividends (and other distributions of cash, stock or property) ratably in proportion to the number of shares held by each such stockholder when, as and if declared by the Board of Directors in its discretion from time to time in accordance with applicable law. Other than in connection with a dividend declared by the Board of Directors in connection with a “poison pill” or similar stockholder rights plan, dividends shall not be declared or paid on the Class B Common Stock or Class C Common Stock and the holders of shares of Class B Common Stock or Class C Common Stock shall have no right to receive dividends in respect of such shares of Class B Common Stock or Class C Common Stock.

(c) Liquidation Rights. In the event of liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and after making provisions for preferential and other amounts, if any, to which the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock or Class D Common Stock with respect to payments in liquidation shall be entitled, the remaining assets and funds of the Corporation available for distribution shall be divided among and paid ratably to the holders of all outstanding shares of Common Stock in proportion to the number of shares held by each such stockholder. Notwithstanding the previous sentence, in the event of any such liquidation, dissolution or winding up, each holder of shares of Class B Common Stock or Class C Common Stock shall be entitled to receive no more than $0.0001 per share of Class B Common Stock or Class C Common Stock owned of record by such holder on the record date for such distribution. Upon receiving such amount, the holders of shares of Class B Common Stock and Class C Common Stock, in their capacity as such, shall not be entitled to receive any other assets or funds of the Corporation. A Change of Control (other than approval of a plan of complete liquidation or dissolution of the Corporation) shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Section 4.4(c).

(d) Permitted Ownership.

(i) From and after the effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”): (A) shares of Class B Common Stock may be issued only to, and registered only in the name of, the Member Owners, their respective successors and assigns and their respective Permitted Transferees in accordance with Section 4.5 (the Member Owners, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class B Owners”); (B) shares of Class C

Common Stock may be issued only to, and registered only in the name of, the Founders, their respective successors and assigns and their respective Permitted Transferees in accordance with Section 4.5 (the Founders, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class C Owners”); and (C) shares of Class D Common Stock may be issued only to, and registered only in the name of, the Founders, their respective successors and assigns and their respective Permitted Transferees in accordance with Section 4.5 (the Founders, together with all such subsequent successors, assigns and Permitted Transferees, collectively, the “Permitted Class D Owners”). The aggregate number of shares of Class B Common Stock and Class C Common Stock at any time registered in the name of each such Permitted Class B Owner or Permitted Class C Owner, as applicable, must be equal to the aggregate number of Common Units held of record at such time by such Permitted Class B Owner or Permitted Class C Owner under the LLC Agreement.

(ii) To the fullest extent permitted by law, the Corporation shall undertake all necessary and appropriate action to ensure that the number of shares of Class B Common Stock and Class C Common Stock issued by the Corporation at any time to, or otherwise held of record by, any Permitted Class B Owner or Permitted Class C Owner shall be equal to the aggregate number of Common Units held of record at such time by such Permitted Class B Owner or Permitted Class C Owner in accordance with the terms of the LLC Agreement.

(iii) In the event of a Change of Control of the Corporation approved by the Board of Directors prior to or simultaneously with such Change of Control, the holders of shares of Class B Common Stock or Class C Common Stock shall not be entitled to receive more than $0.0001 per share of Class B Common Stock or Class C Common Stock, whether in the form of consideration for such shares or in the form of a distribution of the proceeds of a sale of all or substantially all of the assets of the Corporation with respect to such shares.

(e) Defined Terms. As used in this Certificate of Incorporation, (i) “Member Owners” means each of the members of XERC as set forth on Schedule 2 of the LLC Agreement (as may be amended from time to time in accordance with the terms of the LLC Agreement) other than the Corporation, (ii) “Founder” means each of Kamal Ghaffarian, the Kamal Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, IBX Company Opportunity Fund 2, LP, IBX Opportunity GP, Inc. and GM Enterprises, LLC (iii) “Common Unit” means a membership interest in XERC, authorized and issued under the Fifth Amended and Restated Limited Liability Company Agreement of XERC, dated as of the date hereof, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “LLC Agreement”), and constituting a “Common Unit” as defined in such LLC Agreement and (iv) “Permitted Transferee” has the meaning given to it in the LLC Agreement (with such necessary changes in the details thereof as are necessitated by the context).

Section 4.5 Conversion of Class B Common Stock, Class C Common Stock and Class D Common Stock.

(a) Conversion Upon Transfer.

(i) A holder of Class B Common Stock or Class C Common Stock may surrender shares of Class B Common Stock or Class C Common Stock to the Corporation for cancellation for no consideration at any time. Following the surrender or other acquisition of any shares of Class B Common Stock or Class C Common Stock to or by the Corporation, the Corporation will take all actions necessary to cancel and retire such shares and such shares shall not be re-issued by the Corporation.

(ii) A holder of Class B Common Stock or Class C Common Stock may transfer or assign shares of Class B Common Stock or Class C Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a Permitted Transferee of such holder or to a non-Permitted Transferee with the prior, written approval of the Corporation. Notwithstanding the foregoing, no transfer or assignment shall be valid unless the transferring or assigning holder also simultaneously transfers an equal number of such holder’s Common Units to such Permitted Transferee or such non-Permitted Transferee, as applicable, in compliance with the LLC Agreement. The transfer restrictions described in this Section 4.5(a)(ii) are collectively referred to as the “Restrictions.”

(iii) Any purported transfer of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions shall be null and void ab initio. If, notwithstanding the Restrictions, a Person shall, voluntarily or involuntarily, become or attempt to become, the purported owner (“Purported Owner”) of shares of Class B Common Stock or Class C Common Stock in violation of the Restrictions, then the Purported Owner shall not obtain any rights in, to or with respect to such shares of Class B Common Stock or Class C Common Stock (the “Restricted Shares”), and the purported transfer of the Restricted Shares to the Purported Owner shall not be recognized by the Corporation, the Corporation’s transfer agent (the “Transfer Agent”) or the Secretary of the Corporation. In such event, to the fullest extent permitted by law, automatically and without any further action on the part of any person, each holder of such Restricted Share shall not be entitled to any voting right with respect to those shares.

(iv) Upon a determination by the Board of Directors that a Person has attempted or may attempt to transfer or to acquire Restricted Shares in violation of the Restrictions, the Corporation may take such action as it deems advisable to refuse to give effect to such transfer or acquisition on the books and records of the Corporation. Without limiting the generality of the foregoing, such actions shall include causing the Transfer Agent or the Secretary of the Corporation to: (i) not record the Purported Owner as the record owner of the Restricted Shares; and (ii) institute proceedings to enjoin or rescind any such transfer or acquisition.

(v) From time to time but only to the extent permitted by law, the Board of Directors (including a majority of the Directors who are disinterested with respect to the relevant transaction serving on the Board of Directors at such time) may establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures not inconsistent with the provisions of this Section 4.5 for determining whether any transfer or acquisition of shares of Class B Common Stock or Class C Common Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 4.5. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and with the transfer agent of the Corporation. Such procedures and regulations shall be made available for inspection by and, upon written request shall be mailed to, holders of shares of Class B Common Stock or Class C Common Stock.

(b) Voluntary Conversion.

(i) Each one share of Class C Common Stock shall be convertible into one share of Class B Common Stock at the option of the holder at any time upon written notice to the transfer agent of the Corporation. Shares of Class C Common Stock that are converted into shares of Class B Common Stock as provided in this Section 4.5(b)(i) shall be retired and may not be reissued.

(ii) Each one share of Class D Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to the transfer agent of the Corporation. Shares of Class D Common Stock that are converted into shares of Class A Common Stock as provided in this Section 4.5(b)(ii) shall be retired and may not be reissued.

(c) Automatic Conversion. On the earliest to occur of: (i) the date that is 10 years from the date hereof and (ii) the first date on which the Permitted Class C Owners and Permitted Class D Owners cease to own, in the aggregate, at least 25.0% of the number of shares of Class C Common Stock and Class D Common Stock issued and held by the Permitted Class C Owners and Permitted Class D Owners immediately following the Effective Time (adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction) (such date, the “Automatic Conversion Date”), (x) each outstanding share of Class C Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class B Common Stock and (y) each outstanding share of Class D Common Stock shall automatically, without any further action by the Corporation or any stockholder, convert into one (1) fully paid and nonassessable share of Class A Common Stock. Following such conversion, the reissuance of such shares of Class C Common Stock and Class D Common Stock shall be prohibited, and such shares of Class C Common Stock and Class D Common Stock shall be retired and cancelled in accordance with the applicable provisions of the DGCL, and upon such retirement and cancellation, all references to Class C Common Stock and Class D Common Stock in this Certificate of Incorporation shall be eliminated.

(d) Conversion Procedures.

(i) From time to time, the Corporation may establish such policies and procedures relating to the conversion of shares of Class B Common Stock, Class C Common Stock or Class D Common Stock and the Corporation’s classified stock structure, including the issuance of stock certificates with respect thereto, as it may deem reasonably necessary or advisable. From time to time, the Corporation may also request that holders of shares of Class B Common Stock, Class C Common Stock or Class D Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of such Class B Common Stock, Class C Common Stock or Class D Common Stock and to confirm that a conversion of such Class B Common Stock, Class C Common Stock or Class D Common Stock pursuant to this Section 4.5 has not occurred. A determination by the Secretary of the Corporation that a conversion of any shares of Class B Common Stock, Class C Common Stock or Class D Common Stock pursuant to this Section 4.5 has occurred shall be conclusive and binding.

(ii) In the event of a conversion of shares of Class C Common Stock pursuant to this Section 4.5, such conversion(s) shall be deemed to have been made at the time that the applicable transfer of shares or voluntary conversion of shares occurred or immediately upon the Automatic Conversion Date. Upon any conversion of Class C Common Stock pursuant to this Section 4.5, all rights of the former holder of such shares of Class C Common Stock with respect to such shares of Class C Common Stock shall cease. In such event, the Person or Persons in whose names or names the certificate or certificates representing the shares of Class B Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class B Common Stock. The Corporation shall provide notice of such conversion of shares of Class C Common Stock to record holders of such shares of Class C Common Stock as soon as practicable following the occurrence of the applicable transfer of shares or voluntary conversion of shares or promptly following the Automatic Conversion Date. The Corporation may satisfy such notice requirements by providing such notice prior to the occurrence of the applicable transfer of shares or voluntary conversion of shares or the Automatic Conversion Date.

(iii) In the event of a conversion of shares of Class D Common Stock pursuant to this Section 4.5, such conversion(s) shall be deemed to have been made at the time that the applicable transfer of shares or voluntary conversion of shares occurred or immediately upon the Automatic Conversion Date. Upon any conversion of Class D Common Stock pursuant to this Section 4.5, all rights of the former holder of such shares of Class D Common Stock with respect to such shares of Class D Common Stock shall cease. In such event, the Person or Persons in whose names or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. The Corporation shall provide notice of such conversion of shares of Class D Common Stock to record holders of such shares of Class D Common Stock as soon as practicable following the occurrence of the applicable transfer of shares or voluntary conversion of shares or promptly following the Automatic Conversion Date. The Corporation may satisfy such notice requirements by providing such notice prior to the occurrence of the applicable transfer of shares or voluntary conversion of shares or the Automatic Conversion Date.

Section 4.6 Certificates. All certificates or book entries representing shares of Class B Common Stock, Class C Common Stock or Class D Common Stock shall bear a legend substantially in the following form (or in such other form as the Board of Directors may determine):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “ACT”) AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER THE ACT. THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE CERTIFICATE OF INCORPORATION OF THE CORPORATION AS IT MAY BE AMENDED AND/OR RESTATED (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

Section 4.7 Transfers. Subject to applicable law and any transfer restrictions set forth in the By-laws of the Corporation or this Certificate of Incorporation, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable.

Section 4.8 Amendment. Except as otherwise required by law or this Certificate of Incorporation (including any Preferred Stock Designation), holders of Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or the DGCL.

ARTICLE V.

Section 5.1 Reservation of Stock.

(a) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares or other securities at least as many shares of Class A Common Stock or other securities equal to: (i) all of the then-outstanding number of Units (as defined in the LLC Agreement) held by the holders of Common Units (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) subject to Redemption or Direct Exchange pursuant to the applicable provisions of Article 11 of the LLC Agreement (including for this purpose any Common Units issuable upon the exercise of any options, warrants, convertible notes, equity rights (including for the avoidance of doubt, profits interests), or similar rights to acquire Common Units) from time to time; (ii) the number of shares of Class A Common Stock issuable upon the conversion of the then-outstanding shares of convertible preferred stock of the Company, if any, and (iii) such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class D Common Stock into shares of Class A Common Stock pursuant to Section 4.5.

(b) The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class B Common Stock, solely for the purpose of effecting the conversion(s) of the shares of Class C Common Stock pursuant to Section 4.5, such number of shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class C Common Stock into shares of Class B Common Stock.

Section 5.2 Splits. If the Corporation at any time combines or subdivides (by any stock split, stock dividend, recapitalization, reorganization, merger, amendment of this Certificate of Incorporation, scheme, arrangement or otherwise) the number of shares of Class A Common Stock into a greater or lesser number of shares, the shares of Class B Common Stock, Class C Common Stock and Class D Common Stock outstanding immediately prior to such subdivision shall be proportionately combined or subdivided such that the ratio of the number of shares of outstanding Class B Common Stock, Class C Common Stock and Class D Common Stock to shares of outstanding Class A Common Stock immediately prior to such subdivision shall, in each case, be maintained immediately after such combination or subdivision. Any adjustment described in this Section 5.2 shall become effective at the close of business on the date such combination or subdivision becomes effective. In no event shall the shares of Class B Common Stock, Class C Common Stock or Class D Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class A Common Stock shall be proportionately split, subdivided or combined. In no event shall the shares of Class A Common Stock be split, subdivided, or combined (including by way of stock dividend) unless the outstanding shares of Class B Common Stock, Class C Common Stock and Class D Common Stock shall be proportionately split, subdivided or combined.

ARTICLE VI.

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-laws of the Corporation. In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the By-laws of the Corporation, the adoption, amendment or repeal of the By-laws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

ARTICLE VII.

Section 7.1 Management. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 7.2 Ballot. Elections of directors (each such director, in such capacity, a “Director”) need not be by written ballot unless the By-laws of the Corporation shall so provide.

Section 7.3 Number and Terms of the Board of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Section 7.4 Newly Created Directorships and Vacancies. Except as otherwise required by law and the separate rights of the holders of any series of Preferred Stock then outstanding, unless the Board of Directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from the death, resignation, disqualification, removal from office or other cause shall be filled exclusively by the affirmative vote of a majority of the Directors then in office, even though less than a quorum, or by a sole remaining Director, and not by the stockholders. Any Director so chosen shall hold office until the next election of the class for which such Director shall have been chosen and until his successor shall be elected and qualified or until such Director’s earlier death, resignation, retirement, disqualification, or removal.

Section 7.5 Removal for Cause. Subject to the rights of the holders of any series of Preferred Stock then outstanding, for as long as this Certificate of Incorporation provides for a classified Board of Directors, any Director, or the entire Board of Directors, may otherwise be removed only for cause by an affirmative vote of at least two-thirds of the total voting power of all the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, at a meeting duly called for that purpose.

Section 7.6 Classified Board. At the Effective Time, the Directors shall be classified, with respect to the time for which they shall hold their respective offices, by dividing them into three classes, with each Director then in office to be designated as a Class I Director, a Class II Director or a Class III Director, with each class to be apportioned as nearly equal in number as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders of the Corporation following the Effective Time; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the Effective Time; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders following the Effective Time. At each annual meeting of stockholders beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of Directors whose term expires at that meeting shall be elected to hold office for a term expiring at the third annual meeting of stockholders to be held following their election. Each Director in each such class shall hold office until such Director’s successor is duly elected and qualified, subject to such Director’s earlier death, resignation or removal in accordance with this Certificate of Incorporation. The Board of Directors is authorized to assign each Director already in office at the Effective Time, as well as each Director elected or appointed to a newly created directorship due to an increase in the size of the Board of Directors, to Class I, Class II or Class III. However, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible. Any such additional director of any class elected or appointed to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. The provisions of this Section 7.6 are subject to the rights of the holders of any class or series of Preferred Stock to elect directors and such directors need not serve classified terms.

ARTICLE VIII.

Section 8.1 Action by Written Consent. For so long as the Corporation qualifies as a Controlled Company (as defined in 5615(c)(1) of the Nasdaq Stock Market LLC Rules or Section 303A.00 of the New York Stock Exchange Listed Company Manual, as applicable), any action required or permitted to be taken by the stockholders of the Corporation may be effected by the consent in writing of the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. From and after the date the Corporation ceases to qualify as a Controlled Company, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation (and may not be taken by consent of the stockholders in lieu of a meeting). In addition to the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock. To be valid, any such consent or consents shall: (i) be in writing; (ii) set forth the action to be taken; (iii) be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted; and (iv) be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

Section 8.2 Special Meetings. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of (i) the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, and (ii) for so long as the Corporation is a Controlled Company, by the Secretary of the Corporation at the request of any holder of record of at least 25% of the voting power of the issued and outstanding shares of capital stock of the Corporation. Except as set forth in the preceding sentence, special meetings shall not be called by any other Person. Subject to the special rights of the holders of one or more series of Preferred Stock, from and after the date the Corporation ceases to qualify as a Controlled Company, special meetings of the stockholders of the Corporation may not be called by the stockholders of the Corporation or any other Person.

Section 8.3 Notice. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-laws of the Corporation. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting (or any supplement to such notice of meeting).

ARTICLE IX.

The affirmative vote of at least two-thirds of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. Notwithstanding the foregoing, the affirmative vote of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal any provision contained in Articles I, II, and III of this Certificate of Incorporation. Commencing on the date that is the third annual meeting of stockholders following the Effective Time, the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares is required to amend, alter, change or repeal Section 7.6 of this Certificate of Incorporation.

For so long as there are shares of Class A Common Stock outstanding, without the prior affirmative vote of the holders of two-thirds of the Class A Common Stock then outstanding in addition to any other vote required by applicable law, the Corporation may not directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class A Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share Class B Common Stock to have more than one (1) vote per share or each share of Class C Common Stock or Class D Common Stock to have more than ten (10) votes per share or for any rights to a separate class vote of the holders of shares of Class B Common Stock, Class C Common Stock or Class D Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class A Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class B Common Stock, Class C Common Stock and Class D Common Stock.

For so long as there are shares of Class B Common Stock outstanding, without the prior affirmative vote of the holders of two-thirds of the Class B Common Stock then outstanding in addition to any other vote required by applicable law, the Corporation may not directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share Class A Common Stock to have more than one (1) vote per share or each share of Class C Common Stock or Class D Common Stock to have more than ten (10) votes per share or for any rights to a separate class vote of the holders of shares of Class A Common Stock, Class C Common Stock or Class D Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class B Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock, Class C Common Stock and Class D Common Stock.

For so long as there are shares of Class C Common Stock outstanding, without the prior affirmative vote of the holders of two-thirds of the Class C Common Stock then outstanding in addition to any other vote required by applicable law, the Corporation may not directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class C Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share of Class A Common Stock or Class B Common Stock to have more than one (1) vote per share or each share of Class D Common Stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of Class A Common Stock, Class B Common Stock or Class D Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class C Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock, Class B Common Stock and Class D Common Stock.

For so long as there are shares of Class D Common Stock outstanding, without the prior affirmative vote of the holders of two-thirds of the Class D Common Stock then outstanding in addition to any other vote required by applicable law, the Corporation may not directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation: (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class D Common Stock or other rights, powers, preferences or privileges thereof; (2) to provide for each share of Class A Common Stock or Class B Common Stock to have more than one (1) vote per share or each share of Class C Common Stock to have more than ten (10) votes per share or any rights to a separate class vote of the holders of shares of Class A Common Stock, Class B Common Stock or Class C Common Stock other than as provided by this Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class D Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock, Class B Common Stock and Class C Common Stock.

ARTICLE X.

No director or officer of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article X, or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article X, shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article X to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE XI.

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any Person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE XII.

Unless the Corporation consents in writing to the selection of an alternative forum: (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the

Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the Chancery Court in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any Person purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XII. This Article XII is intended to benefit and may be enforced by the Corporation, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that Person and who has prepared or certified any part of the documents underlying the offering. Notwithstanding the foregoing, the provisions of this Article XII shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

ARTICLE XIII.

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the By-laws of the Corporation or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the By-laws of the Corporation and (c) any amendment to this Certificate of Incorporation or the By-laws of the Corporation enacted or adopted in accordance with this Certificate of Incorporation, the By-laws of the Corporation and applicable law.

ARTICLE XIV.

Section 14.1 In recognition and anticipation that (i) certain directors, managers, principals, officers, employees and/or other representatives of the Principal Stockholders and their Affiliates may serve as directors, officers or agents of the Corporation, (ii) the Principal Stockholders and their Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board of Directors who are not employees of the Corporation or a majority owned subsidiary thereof (“Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article XIV are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Principal Stockholders, the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

Section 14.2 To the fullest extent permitted by law, none of (i) the Principal Stockholders or any of their Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both such Director’s director and officer capacities) or such Director’s Affiliates (the Persons identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates. To the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 14.3. Subject to Section 14.3 and to the fullest extent permitted by law, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, offers or directs such corporate opportunity to another Person, or does not communicate information regarding such corporate opportunity to the Corporation or any Affiliate of the Corporation.

Section 14.3 The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) if such opportunity is expressly offered to such Person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 14.2 shall not apply to any such corporate opportunity.

Section 14.4 In addition to and notwithstanding the foregoing provisions of this Article XIV, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that: (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake; (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation; or (iii) is one in which the Corporation has no interest or reasonable expectancy.

Section 14.5 Solely for purposes of this Article XIV, “Affiliate” shall mean in respect of any Principal Stockholder, any Person that, directly or indirectly, is controlled by such Principal Stockholder, controls such Principal Stockholder or is under common control with such Principal Stockholder. Affiliate shall include: (a) any principal, member, director, manager, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation); and (b) any funds or vehicles advised by Affiliates of such Principal Stockholder. Solely for purposes of this Article XIV, (x) in respect of a Non-Employee Director, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation); and (y) in respect of the Corporation, the term “Affiliate” shall include any Person that, directly or indirectly, is controlled by the Corporation.

Section 14.6 To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XIV.

ARTICLE XV.

Section 15.1 Definitions. As used in this Certificate of Incorporation, the following terms shall have the following meaning:

(a) “Affiliate” (other than for purposes of Article XIV) means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person, whether through one or more intermediaries or otherwise.

(b) “Change of Control” means the occurrence of any of the following events: (1) any “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, and excluding the Permitted Transferees) becomes the “beneficial owner” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of shares of Class A

Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation (if any) representing in the aggregate more than 50% of the voting power of all of the outstanding voting stock of the Corporation; (2) the stockholders of the Corporation approve a plan of complete liquidation or dissolution of the Corporation or there is consummated a transaction or series of related transactions for the sale, lease, exchange or other disposition, directly or indirectly, by the Corporation of all or substantially all of the Corporation’s assets (including a sale of all or substantially all of the assets of XERC); (3) there is consummated a merger or consolidation of the Corporation or XERC with any other corporation or entity, and, immediately after the consummation of such merger or consolidation, the voting securities of the Corporation outstanding immediately prior to such merger or consolidation do not continue to represent, or are not converted into, voting securities representing in the aggregate more than 50% of the voting power of all of the outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a subsidiary, the ultimate parent thereof; or (4) the Corporation ceases to be the sole managing member of XERC. Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the beneficial owners of the Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, Preferred Stock and/or any other class or classes of capital stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions.

(c) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. A Person who is the owner of ten percent (10%) or more of the outstanding voting power of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting stock, in good faith and not for the purpose of circumventing this section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(d) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(e) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a Person that individually or with or through any of its Affiliates:

(i) beneficially owns such stock, directly or indirectly; or

(ii) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. Notwithstanding the foregoing, a Person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding. Notwithstanding the foregoing, a Person shall not be deemed the owner of any stock because of such Person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten or more Persons; or

(iii) has any agreement, arrangement or understanding, for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (ii) above), or disposing such stock, with any other Person that beneficially owns, or whose Affiliates beneficially own, directly or indirectly, such stock.

(f) “Person” means, except as otherwise provided in the definition of “Change of Control,” means any individual, corporation, company, partnership, limited liability company, unincorporated association or other entity or organization.

(g) “Principal Stockholders” means investment funds affiliated with or advised by Ares Management Corporation or any of its subsidiaries and their respective successors.

(h) “Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

(i) “stock” with respect to any corporation means, capital stock and, with respect to any other entity, any equity interest.

(j) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall refer to such percentages of the votes of such voting stock.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be signed on this [ ◾ ].

X-ENERGY, INC.

By:
Name:
Title:

[Signature Page to Certificate of Incorporation]

Exhibit B

BY-LAWS

OF

X-ENERGY, INC.

Dated as of [ ⚫ ]

B-i

B-ii

ARTICLE I.

CORPORATE OFFICERS

Section 1.01 Registered Office. The address of the registered office of X-Energy, Inc., a Delaware corporation (the “Corporation”), in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended, restated or otherwise modified from time to time (the “Certificate of Incorporation”).

Section 1.02 Other Offices. The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II.

MEETINGS OF STOCKHOLDERS

Section 2.01 Place of Meetings. Meetings of stockholders of the Corporation (the “Stockholders”), may be held at any place, within or without the State of Delaware, as may be designated by or in the manner determined by the Board of Directors. In the absence of such designation, meetings of Stockholders shall be held at the principal executive office of the Corporation. In its sole discretion, the Board of Directors may, determine that a meeting of Stockholders shall not be held at any place, but may instead be held solely by means of remote communication authorized by and in accordance with Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”).

Section 2.02 Annual Meetings. The annual meeting of Stockholders shall be held for the election of members of the Board of Directors (the “Directors”) at such date and time as may be designated by or in the manner determined by resolution of the Board of Directors from time to time. Any other business as may be properly brought before the annual meeting of Stockholders may be transacted at the annual meeting of Stockholders. The Board of Directors may postpone, reschedule or cancel any annual meeting of Stockholders previously scheduled by the Board of Directors.

Section 2.03 Special Meetings. Special meetings of the Stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation. Special meetings of Stockholders validly called in accordance with this Section 2.03 of these By-laws (as the same may be amended, restated or otherwise modified from time to time, these “By-laws”) may be held at such date and time as specified in the applicable notice of such meeting. No business may be transacted at any special meeting of Stockholders other than the business specified in the notice of such meeting. Except in the case of a special meeting of Stockholders called at the request of the Stockholders pursuant to the express terms of the Certificate of Incorporation, the Board of Directors may postpone, reschedule or cancel any previously scheduled special meeting of the Stockholders.

Section 2.04 Notice of Meetings. Whenever Stockholders are required or permitted to take any action at a meeting of Stockholders, a notice of the meeting shall be given. The notice shall state: (i) the place, if any, date and hour of the meeting; (ii) the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such meeting; (iii) the record date for determining the Stockholders entitled to vote at the meeting (if such date is different from the record date for Stockholders entitled to notice of the meeting); and (iv) in the case of a special meeting of the Stockholders, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law, the Certificate of Incorporation or these By-laws, the notice of any meeting of Stockholders shall be given not less than ten nor more than 60 days before the date of the meeting to each Stockholder entitled to vote at the meeting as of the record date for determining the Stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation. In addition, if Stockholders have consented to receive notices by a form of electronic transmission, then such notice shall be deemed to be given when directed to an electronic mail address, respectively, at which the Stockholder has consented to receive notice. If such notice is transmitted by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, such notice shall be deemed to be given upon the later of (i) such posting, and (ii) the giving of such separate notice. If such notice is transmitted by any other form of electronic transmission, such notice shall be deemed to be given when directed to the Stockholder. Notice shall be deemed to have been given to all Stockholders of record who share an address if notice is given in accordance with the “householding” rules set forth in the rules of the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 233 of the DGCL.

Section 2.05 Adjournments. Any meeting of Stockholders, annual or special, may be adjourned from time to time by the chairperson of the meeting (or by the Stockholders in accordance with Section 2.06) to reconvene at the same or some other place, if any, and the same or some other time. Notice need not be given to the Stockholders of any such adjourned meeting if the time and place, if any, of such meeting, and the means of remote communications, if any, by which Stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting of Stockholders, the Corporation may transact any business that might have been transacted at the original meeting of Stockholders. If the adjournment is for more than 30 days, a notice of the adjourned meeting of Stockholders shall be given to each Stockholder of record entitled to vote at the adjourned meeting of Stockholders. If after the adjournment a new record date for determination of Stockholders entitled to vote is fixed for the adjourned meeting of Stockholders. The Board of Directors shall fix a new record date for determining Stockholders entitled to notice of such adjourned meeting of Stockholders in accordance with Section 2.09(a) of these By-laws, and shall give notice of the adjourned meeting of Stockholders to each Stockholder of record entitled to vote at such adjourned meeting of Stockholders as of the record date fixed for notice of such adjourned meeting of Stockholders. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the Stockholder at such Stockholder’s address as it appears on the records of the Corporation.

Section 2.06 Quorum. At any meeting of the Stockholders, the holders of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation (“Stock”) entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, the Certificate of Incorporation or these By-laws. In the absence of a quorum, then either (i) the chairperson of the meeting or (ii) the Stockholders by the affirmative vote of a majority of the voting power of the outstanding shares of Stock entitled to vote thereon, present in person, or by remote communication, if applicable, or represented by proxy, shall have the power to recess or adjourn the meeting of Stockholders from time to time in the manner provided in Section 2.05 of these By-laws until a quorum is present or represented. At any such recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed. Where a separate vote by a class or classes or series of Stock is required by applicable law or the Certificate of Incorporation, the holders of a majority of voting power of the shares of such class or classes or series of Stock issued and outstanding and entitled to vote on such matter, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07 Organization. Meetings of Stockholders shall be presided over by the Chairperson or by such other officer of the Corporation or Director as designated by the Board of Directors or the Chairperson. In the absence of such person or designation, then the chairperson for the meeting shall be chosen by the affirmative vote of a majority of the voting power of the outstanding shares of Stock present or represented at the meeting and entitled to vote at the meeting (provided there is a quorum). The Secretary of the Corporation (“Secretary”) shall act as secretary of the meeting, but in such person’s absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 2.08 Voting; Proxies.

(a) Each Stockholder entitled to vote at any meeting of Stockholders shall be entitled to the number of votes, if any, for each share of Stock held of record by such Stockholder that has voting power upon the matter in question as set forth in the Certificate of Incorporation or, if such voting power is not set forth in the Certificate of Incorporation, one vote per share. Voting at meetings of Stockholders need not be by written ballot. Unless otherwise provided in the Certificate of Incorporation, at all meetings of Stockholders for the election of Directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect Directors. No holder of shares of Stock shall have the right to cumulate votes. All other elections and questions presented to the Stockholders at a meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority of votes cast (excluding abstentions and broker non-votes) on such matter, unless a different or minimum vote is required by the Certificate of Incorporation, these By-laws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter.

(b) Each Stockholder entitled to vote at a meeting of Stockholders or express consent to corporate action in writing without a meeting (if permitted by the Certificate of Incorporation) may authorize another person or persons to act for such Stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law, including Rule 14a-19 promulgated under the Exchange Act, filed in accordance with the procedure established for the meeting. No such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A Stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person (or by means of remote communication, if applicable) or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the Stockholder.

Section 2.09 Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the Stockholders entitled to notice of any meeting of Stockholders or any adjournment of such meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. Unless otherwise required by applicable law, any such record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the Stockholders entitled to vote at such meeting. Notwithstanding the foregoing, at the time it fixes such record date, the Board of Directors may determine, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of and to vote at a meeting of Stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting. The Board of Directors may, however, fix a new record date for determination of Stockholders entitled to vote at the adjourned meeting. In such event the Board of Directors shall also fix as the record date for Stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of Stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.09(a) at the adjourned meeting.

(b) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of Stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted. Any such record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such record date.

(c) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any such record date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining Stockholders entitled to consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law and (ii) if prior action by the Board of Directors is required by applicable law or the Certificate of Incorporation, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

Section 2.10 List of Stockholders Entitled to Vote. At least ten days before every meeting of Stockholders, the Corporation shall prepare a complete list of the Stockholders entitled to vote at the meeting arranged in alphabetical order and showing the address of each Stockholder and the number of shares registered in the name of each Stockholder as of the record date (or such other date). In the event the record date for determining the Stockholders entitled to vote is less than ten days before the date of the meeting, the list referenced in the preceding sentence shall reflect the Stockholders entitled to vote as of the tenth day before the meeting date). The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting at least ten days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (ii) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to Stockholders. Such list shall presumptively determine the identity of the Stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the “stock ledger” shall be the only evidence as to the Stockholders entitled to examine the list of Stockholders required by this Section 2.10 or to vote in person or by proxy at any meeting of Stockholders. For purposes of these By-laws, the term “stock ledger” means one or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s Stockholders of record, the address and number of shares registered in the name of each such Stockholder and all issuances and transfers of Stock are recorded.

Section 2.11 Inspectors of Election. In advance of any meeting of Stockholders, the Corporation may, and shall if required by law, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment of such meeting and to make a written report of such meeting. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of Stockholders, the person presiding at the meeting may, and to the extent required by law, shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of such person’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated in any such report or certificate. The inspector or inspectors of election may appoint such persons to assist them in performing their duties as they determine.

The inspector or inspectors so appointed or designated shall: (i) ascertain the number of shares of Stock outstanding and the voting power of each such share; (ii) determine the number of shares of Stock represented at the applicable meeting of the Stockholders and the validity of proxies and ballots; (iii) count and tabulate all votes and ballots; (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (v) certify their determination of the number of shares of Stock represented at the meeting and such inspectors’ count of all votes and ballots. Any certification and report shall specify such other information as may be required by applicable law. In determining the validity and counting of proxies and ballots cast at any meeting of Stockholders, the inspectors may consider any information permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election. The inspectors may appoint or retain other persons to assist them in the performance of their duties.

Section 2.12 Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the Stockholders will vote at a meeting of the Stockholders shall be announced at the meeting by the person presiding over the meeting designated in accordance with Section 2.07. After the polls close, no ballots, proxies or votes or any revocations or changes may be accepted. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of Stockholders as it deems appropriate. Except to the extent inconsistent with any rules and regulations adopted by the Board of Directors, the person presiding over any meeting of Stockholders shall have the right and authority to: (i) convene and (for any or no reason) to recess and/or adjourn the meeting; and (ii) prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to Stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement of the meeting; and (v) limitations on the time allotted to questions or comments by participants. In addition to making any other determinations that may be appropriate to the conduct of the meeting, the presiding person at any meeting of Stockholders, shall, if the facts warrant, determine that a matter or business was not properly brought before the meeting. In the event of any such determination, the presiding person shall announce their determination to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the applicable meeting of Stockholders, meetings of Stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.13 Advance Notice Procedures for Business Brought before a Meeting. This Section 2.13 shall apply to any business that may be brought before an annual meeting of Stockholders other than nominations for election to the Board of Directors at such a meeting, which shall be governed by Section 2.14. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.14. This Section 2.13 shall not be applicable to nominations for election to the Board of Directors except as expressly provided in Section 2.14.

(a) At an annual meeting of the Stockholders, the only business that shall be conducted is such business that has been properly brought before the meeting. To be properly brought before an annual meeting of the Stockholders, business must be: (a) specified in a notice of meeting of the Stockholders (or any supplement or amendment thereto) given by or at the direction of the Board of Directors or a duly authorized committee of the Board; (b) if not specified in a notice of meeting of the Stockholders, otherwise brought before the meeting by the Board of Directors or the chairperson of the meeting; or (c) otherwise properly brought before the meeting by a Stockholder present in person, or by remote communication. To properly bring a matter for consideration at an annual meeting, a Stockholder must: (A) (i) be a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.13 and at the time of the meeting; (ii) be entitled to vote at the meeting; and (iii) be in compliance with this Section 2.13 in all respects; or (B) have properly made such proposal in accordance with Rule 14a-8 under the Exchange Act, which proposal has been included in the proxy statement for such annual meeting of the Stockholders. The foregoing clause (c) shall be the exclusive means for a Stockholder to propose business to be brought before an annual meeting of the Stockholders. The only matters that may be brought before a special meeting of the Stockholders are the matters specified in the Corporation’s notice of meeting of the Stockholders given by or at the direction of the person calling the meeting pursuant to the Certificate of Incorporation and Section 2.03. For purposes of this Section 2.13 and Section 2.14, “present in person” shall mean that the Stockholder proposing that the business be brought before the annual meeting or special meeting of the Stockholders, as applicable. If the proposing Stockholder is not an individual, then a qualified representative of such proposing Stockholder may appear in person at such annual or special meeting of the Stockholders. For purposes of this Section 2.13, a “qualified representative” of such proposing Stockholder shall be, if such proposing Stockholder is (x) a general or limited partnership, any general partner or person who functions as a general partner of the general or limited partnership or who controls the general or limited partnership; (y) a corporation or a limited liability company, any officer or person who functions as an officer of the corporation or limited liability company or any officer, director, general partner or person who functions as an officer, director or general partner of any entity ultimately in control of the corporation or limited liability company; or (z) a trust, any trustee of such trust.

(b) To properly bring a matter for consideration at an annual meeting of the Stockholders, a Stockholder must: (a) provide Timely Notice in writing and in proper form to the Secretary; and (b) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.13. To be timely, a Stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the immediately preceding year’s annual meeting. With respect to the first annual meeting of Stockholders following the Effective Time (as defined in the Certificate of Incorporation), the date for timely notice shall be [ ⚫ ]. In the event that the date of the annual meeting of the Stockholders is more than 30 days before or more than 60 days after such anniversary date, to be timely, notice by a Stockholder must be delivered, or mailed and received, not later than the later of (A) the 90th day prior to such annual meeting and (B) the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.13, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Proposing Person: (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the number of shares of each class or series of Stock of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person. A Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of Stock of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of Stock of the Corporation. For the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination. For the avoidance of doubt, any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer The notice for each Proposing Person shall also set forth: (A) any rights to dividends on the shares of any class or series of Stock of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation; (B) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or Directors, or any affiliate of the Corporation; (C) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); and (D) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the applicable meeting of the Stockholders pursuant to Section 14(a) of the Exchange Act. The disclosures to be made pursuant to this Section 2.13(c)(ii) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these By-laws on behalf of a beneficial owner; and

(iii) As to each item of business that the Stockholder proposes to bring before the annual meeting of the Stockholders: (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person; (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and the text of any proposed amendment to these By-laws); (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such Stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act. The disclosures required by this Section 2.13(c)(iii) shall not include, however, any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Stockholder directed to prepare and submit the notice required by these By-laws on behalf of a beneficial owner.

(d) The term “Proposing Person” shall mean (a) the Stockholder providing the notice of business proposed to be brought before an annual meeting of the Stockholders, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting of the Stockholders is made, and (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Stockholder in such solicitation.

(e) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting of the Stockholders, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.13 shall be true and correct as of the record date for notice of the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement of the meeting. Any such update and supplement shall be delivered to, or mailed and received by, the

Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting. In the case of the update and supplement required to be made as of the record date), any update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement of the meeting. If delivery as set forth in the preceding sentence is not practicable, delivery shall be effected on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(f) Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at an annual meeting of the Stockholders that is not properly brought before the meeting in accordance with this Section 2.13. If the facts warrant, the presiding officer of the meeting shall determine that the business was not properly brought before the meeting in accordance with this Section 2.13. The presiding person shall announce any such determination to the meeting and any such business not properly brought before the meeting shall not be transacted.

(g) In addition to the requirements of this Section 2.13 with respect to any business proposed to be brought before an annual meeting of the Stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.13 shall be deemed to affect the rights of Stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(h) “Public disclosure” means disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

Section 2.14 Advance Notice Procedures for Nominations of Directors.

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting of the Stockholders may be made at such meeting only: (a) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these By-laws; or (b) by a Stockholder present in person (as defined in Section 2.13) (1) who was a Stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 2.14 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.14 as to such notice and nomination. Nominations of any person for election to the Board can only occur if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting of the Stockholders. This Section 2.14 shall be the exclusive means for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at any annual meeting or special meeting of the Stockholders.

(b)

(i) For a Stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting of the Stockholders, the Stockholder must (a) provide Timely Notice (as defined in Section 2.13(b)) in writing and in proper form to the Secretary at the principal executive offices of the Corporation; (b) provide the information, agreements and questionnaires with respect to such Stockholder and such Stockholder’s candidate for nomination as required by this Section 2.14; and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14.

(ii) If the election of Directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting of the Stockholders, then for a Stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting of the Stockholders, the Stockholder must: (a) provide timely notice in writing and in proper form to the Secretary at the principal executive offices of the Corporation; (b) provide the information, agreements and questionnaires with respect to such Stockholder and its candidate for nomination required by this Section 2.14; and (c) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.14. To be timely for purposes of this Section 2.14(b)(ii), a Stockholder’s notice for nominations to be made at a special meeting of the Stockholders must be delivered to, or mailed to and received by the Secretary not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the tenth day following the day on which public disclosure (as defined in Section 2.13(h)) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting of the Stockholders, or the announcement of such adjournment or postponement, commence a new time period for the giving of a Stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide notice under this Section 2.14 or otherwise with respect to a greater number of Director candidates than are subject to election by Stockholders at the applicable meeting. If, subsequent to such notice, the Corporation shall increase the number of Directors subject to election at the meeting, any notice as to any additional nominees shall be due on the later of: (i) the conclusion of the time period for Timely Notice (with respect to an annual meeting of the Stockholders); (ii) the date set forth in Section 2.14(b)(ii) (with respect to a special meeting); or (iii) the tenth day following the date of public disclosure (as defined in Section 2.13(h)) of such increase.

(c) To be in proper form for purposes of this Section 2.14, a Stockholder’s notice to the Secretary shall set forth:

(i) As to each Nominating Person, the Stockholder Information (as defined in Section 2.13(c)(i)) except that the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(i);

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.13(c)(ii), except that the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.13(c)(ii) and the disclosure with respect to the business to be brought before the meeting of the Stockholders in Section 2.13(c)(iii) shall be made with respect to nomination of each person for election as a Director at such meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a Director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a Stockholder’s notice pursuant to this Section 2.14 if such candidate for nomination were a Nominating Person; (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of Directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the Corporation’s proxy statement as a nominee and to serving as a Director if elected); (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a Director or executive officer of such registrant; and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.14(f).

(d) The term “Nominating Person” means (a) the Stockholder providing the notice of the nomination proposed to be made at the meeting of the Stockholders; (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made; and (c) any other participant in such solicitation.

(e) A Stockholder providing notice of any nomination proposed to be made at a meeting of the Stockholders shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.14 shall be true and correct as of the record date for notice of the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement of the meeting. Any such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement of the meeting. In the event such delivery is not practicable, delivery shall be effected on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

(f) To be eligible to be a candidate for election as a Director at an annual or special meeting of the Stockholders, a candidate must be nominated in the manner prescribed in this Section 2.14. Whether nominated by the Board of Directors or by a Stockholder of record, any candidate must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation: (a) a completed written questionnaire (in the form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination; and (b) a written representation and agreement (in the form provided by the Corporation) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a Director that has not been disclosed in such written questionnaire and (B) if elected as a Director, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to all Directors and in effect during such person’s term in office as a Director (and, if requested by any candidate for nomination, the Secretary shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of Stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent Director in accordance with the Corporation’s Corporate Governance Guidelines.

(h) In addition to the requirements of this Section 2.14 with respect to any nomination proposed to be made at a meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(i) No candidate shall be eligible for nomination as a Director unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.14. If the facts warrant, the presiding officer at the meeting shall determine that a nomination was not properly made in accordance with this Section 2.14. In the event of any such determination, the presiding person shall announce their determination to the meeting and the defective nomination shall be disregarded. Any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots case for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything to the contrary in these By-laws, no candidate for nomination shall be eligible to be seated as a Director unless nominated and elected in accordance with this Section 2.14.

(k) Notwithstanding the foregoing provisions of this Section 2.14, unless otherwise required by law, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and subsequently fails to comply with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) promulgated under the Exchange Act, then the Corporation shall disregard any proxies or votes solicited for the Nominating Person’s nominee. Upon request by the Corporation, if any Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Nominating Person shall deliver to the Corporation, no later than five business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

Section 2.15 Delivery to the Corporation. Whenever this Article II requires one or more persons (including a record or beneficial owner of Stock) to deliver a document or information to the Corporation or any officer, employee or agent of the Corporation, such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested. Without limiting the generality of the foregoing, the requirements set forth in the preceding sentence shall apply to any notice, request, questionnaire, revocation, representation or other document or agreement and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

ARTICLE III.

BOARD OF DIRECTORS

Section 3.01 Powers. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02 Number; Tenure; Qualifications. Subject to the Certificate of Incorporation and the rights of holders of any series of preferred Stock to elect Directors, the total number of Directors constituting the entire Board of Directors shall be fixed from time to time exclusively by resolution of the Board of Directors, each of whom shall be a natural person. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires. The Directors shall be classified in the manner provided in the Certificate of Incorporation. Each Director shall hold office until such time as provided in the Certificate of Incorporation. Directors need not be Stockholders to be qualified for election or service as a Director.

Section 3.03 Election, Qualification and Term of Office of Directors. Except as provided in these By-laws, and subject to the Certificate of Incorporation, each Director, including a Director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such Director’s successor is elected and qualified or until such Director’s earlier death, resignation, disqualification or removal. Directors need not be Stockholders. The Certificate of Incorporation or these By-laws may prescribe qualifications for Directors.

Section 3.04 Resignation and Vacancies.

(a) Any Director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified in such writing or electronic transmission or upon the happening of an event specified in such notice or electronic transmission, and if no time or event is specified, at the time of its receipt. When one or more Directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the Directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies. The appointment of the newly elected directors shall take effect upon the resignation or resignations of such resigning Directors and and each Director so chosen shall hold office as provided in Section 3.03.

(b) Unless otherwise provided in the Certificate of Incorporation or these By-laws, vacancies resulting from the death, resignation, disqualification or removal of any Director, and newly created directorships resulting from any increase in the authorized number of Directors shall be filled only by a majority of the Directors then in office, although less than a quorum, or by a sole remaining Director.

Section 3.05 Regular Meetings. Regular meetings of the Board of Directors may be held at such places, if any, within or without the State of Delaware. Such regular meetings shall be held at times designated by the Board of Directors and publicized among all Directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board of Directors.

Section 3.06 Special Meetings. Special meetings of the Board of Directors may be called by the Chairperson, the Chief Executive Officer, the President, the Secretary or a majority of the Directors then in office. Any such special meetings shall be held at such time, date and place, if any, within or without the State of Delaware as they shall fix. Notice to Directors of the date, place and time of any special meeting of the Board of Directors shall be given to each Director by the Secretary or by the officer or one of the Directors calling the meeting. Such notice may be given in person, by United States first-class mail, or by e-mail, telephone, telecopier, facsimile or other means of electronic transmission. If the notice is delivered in person, by e-mail, telephone, telecopier, facsimile or other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of holding of the meeting. If the notice is sent by mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting if the meeting is to be held at the Corporation’s principal executive office nor the purpose of the meeting.

Section 3.07 Place of Meetings; Telephonic Meetings. The Board of Directors may hold meetings, both regular and special, either within or outside the State of Delaware. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, Directors may participate in any meetings of the Board of Directors or a committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting of the Board of Directors pursuant to this Section 3.07 shall constitute presence in person at such meeting.

Section 3.08 Quorum; Vote Required for Action. Unless otherwise provided by the Certificate of Incorporation, at all meetings of the Board of Directors a majority of the total number of Directors shall constitute a quorum for the transaction of business. Notwithstanding the foregoing and solely for the purposes of filling vacancies pursuant to Section 3.04, a meeting of the Board of Directors may be held if a majority of the Directors then in office participate in such meeting. The affirmative vote of a majority of the Directors present at any meeting of the Board of Directors at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically required by applicable law, the Certificate of Incorporation or these By-laws. If a quorum is not present at any meeting of the Board of Directors, then the Directors present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

Section 3.09 Organization. Meetings of the Board of Directors shall be presided over by the Chairperson, or in such person’s absence by the person whom the Chairperson shall designate, or in the absence of the foregoing persons by a chairperson chosen at the meeting by the affirmative vote of a majority of the Directors present at the meeting. The Secretary shall act as secretary of the meeting, but in such person’s absence, the chairperson of the meeting may appoint any person to act as secretary of the meeting.

Section 3.10 Action by Unanimous Consent of Directors. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting of the Board of Directors if all members of the Board of Directors or such committee consent in writing or by electronic transmission. Thereafter, the writing or writings or electronic transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee in accordance with applicable law. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board of Directors.

Section 3.11 Compensation of Directors. Unless otherwise restricted by the Certificate of Incorporation or these By-laws, the Board of Directors shall have the authority to fix the compensation, including fees and reimbursements of expenses and equity compensation, of Directors for services to the Corporation in any capacity. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation from the Corporation for such service. Any Director may decline any or all such compensation payable to such Director in such person’s discretion.

Section 3.12 Chairperson. The Board of Directors may appoint from its members a chairperson (the “Chairperson”). The Board of Directors may, in its sole discretion, from time to time appoint one or more vice chairpersons (each, a “Vice Chairperson”), each of whom in such capacity shall report directly to the Chairperson.

ARTICLE IV.

COMMITTEES

Section 4.01 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the Directors. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of any committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum and may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. To the extent permitted by applicable law and to the extent provided in a resolution of the Board of Directors, any such committee may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if one is adopted) to be affixed to all papers that may require it. No such committee shall have the power or authority, however, to: (i) approve or adopt, or recommend to the Stockholders, any action or matter expressly required by the DGCL to be submitted to Stockholders for approval; or (ii) adopt, amend or repeal any bylaw of the Corporation. Except as otherwise provided in the Certificate of Incorporation, these By-laws, or the resolution of the Board of Directors designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except as otherwise provided in the Certificate of Incorporation, these By-laws, or the resolution of the Board of Directors designating the committee (or resolution of the committee designating the subcommittee, if applicable), a majority of the Directors then serving on a committee or subcommittee shall constitute a quorum for the transaction of business. The vote of a majority of the members of the committee or subcommittee present at a meeting at which a quorum is present shall be the act of the committee or subcommittee. Meetings of any committee of the Board of Directors may be held at any time or place, if any, within or without the State of Delaware whenever called by the Chairperson or a majority of the members of such committee.

Section 4.02 Committee Minutes. Each committee of the Board of Directors shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 4.03 Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules, each such committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article III.

ARTICLE V.

OFFICERS

Section 5.01 Officers. The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board of Directors, a Chairperson, a Vice Chairperson, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these By-laws. Each officer of the Corporation shall hold office for such term as may be prescribed by the Board of Directors and until such person’s successor is duly elected and qualified or until such person’s earlier death, resignation or removal. No officer need be a Stockholder or Director.

Section 5.02 Appointment of Officers. The Board of Directors shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.03.

Section 5.03 Subordinate Officer. The Board of Directors may appoint or empower the Chief Executive Officer of the Corporation or, in the absence of a Chief Executive Officer of the Corporation, the President of the Corporation, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these By-laws or as the Board of Directors may determine from time to time.

Section 5.04 Removal and Resignation of Officers. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor shall not take office until the effective date. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

Section 5.05 Vacancies in Offices. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors or as provided in Section 5.02.

Section 5.06 Representation of Shares of Other Entities. Unless otherwise directed by the Board of Directors, the Chairperson, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board of Directors, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted by this Section 5.06 may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Section 5.07 Authority and Duties of Officers. All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided in these By-laws or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 5.08 Compensation. The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board of Directors. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that such Officer is also a Director.

ARTICLE VI.

RECORDS

Section 6.01 Records. A stock ledger consisting of one or more records in which the names of all of the Stockholders of record, the address and number of shares registered in the name of each such Stockholder, and all issuances and transfers of Stock are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of Stockholders specified in Sections 219 and 220 of the DGCL; (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL; and (iii) record transfers of Stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

ARTICLE VII.

GENERAL MATTERS

Section 7.01 Execution of Corporate Contracts and Instruments. Except as otherwise provided in these By-laws, the Board of Directors may authorize any officer or officers, or agent or agents to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

Section 7.02 Stock Certificates.

(a) The shares of Stock shall be represented by certificates, provided that the Board of Directors by resolution may provide that some or all of the shares of any class or series of Stock shall be uncertificated. Any such resolution shall not apply to shares represented by a certificate previously issued until such certificate is surrendered to the Corporation. Certificates for the shares of Stock shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of Stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson, Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if they were such officer, transfer agent or registrar at the date of issue.

(b) The Corporation may issue the whole or any part of its shares of Stock as partly paid and subject to call for the remainder of the consideration to be paid for such shares. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid and the amount paid shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid.

Section 7.03 Special Designation of Certificates. If the Corporation is authorized to issue more than one class of Stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series of Stock and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL). Except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of Stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of Stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 7.04 Lost Certificates. Except as provided in this Section 7.04, no new certificates for shares of Stock shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of Stock or uncertificated shares in place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed. The Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 7.05 Shares Without Certificates. The Corporation may adopt a system of issuance, recordation and transfer of its shares of Stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

Section 7.06 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these By-laws. Without limiting this provision, the singular number includes the plural and the plural number includes the singular.

Section 7.07 Dividends. Subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of its Stock. Dividends may be paid in cash, in property or in shares of Stock. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

Section 7.08 Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

Section 7.09 Seal. The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile of such seal to be impressed or affixed or in any other manner reproduced.

Section 7.10 Transfer of Stock. Shares of Stock shall be transferable in the manner prescribed by law and in these By-laws. Shares of Stock shall be transferred on the books of the Corporation only by the holder of record or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares). Any transfer of Shares shall be accompanied by such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, along with all necessary stock transfer stamps. No transfer of Stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred. Notwithstanding anything to the contrary in these By-laws, at all times that the Corporation’s stock is listed on a stock exchange, the Shares of Stock of the Corporation shall comply with all direct registration system eligibility requirements established by such exchange, including any requirement that shares of the Corporation’s stock be eligible for issue in uncertificated or book-entry form. All issuances and transfers of Shares of Stock shall be entered on the books of the Corporation with all information necessary to comply with such direct registration system eligibility requirements, including the name and address of the person to whom the Shares of Stock are issued, the number of Shares of Stock issued and the date of issue. The Board of Directors shall have the power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of Shares of Stock of the Corporation in both the certificated and uncertificated form.

Section 7.11 Stock Transfer Agreements. The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes or series of Stock to restrict the transfer of shares of Stock of any one or more classes owned by such Stockholders in any manner not prohibited by the DGCL.

Section 7.12 Registered Stockholders. The Corporation shall: (i) be entitled to recognize the exclusive right of a person registered on its books as the owner of shares of Stock to receive dividends and to vote as such owner; and (ii) not be bound to recognize any equitable or other claim to or interest in such share or shares of Stock on the part of another person, whether or not it shall have express or other notice of such claim to or interest in such share or shares of Stock, except as otherwise provided by the laws of the State of Delaware.

Section 7.13 Waiver of Notice. Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these By-laws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these By-laws.

ARTICLE VIII.

NOTICE

Section 8.01 Delivery of Notice; Notice by Electronic Transmission.

(a) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these By-laws may be given in writing directed to the Stockholder’s mailing address (or by electronic transmission directed to the Stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation. All such notices shall be given: (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid; (2) if delivered by courier service, the earlier of when the notice is received or left at such Stockholder’s address; or (3) if given by electronic mail, when directed to such Stockholder’s electronic mail address unless the Stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation..

(b) Without limiting the manner by which notice otherwise may be given effectively to Stockholders, any notice to Stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these By-laws shall be effective if given by a form of electronic transmission consented to by the Stockholder to whom the notice is given. Any such consent shall be revocable by the Stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with Section 8.01(a) without obtaining the consent required by this Section 8.01(b).

(c) Any notice given pursuant to Section 8.01(b) shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the Stockholder has consented to receive notice; (ii) if by a posting on an electronic network together with separate notice to the Stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the Stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice. The inadvertent failure to discover such inability shall not invalidate any meeting or other action. An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

ARTICLE IX.

INDEMNIFICATION

Section 9.01 Indemnification of Directors and Officers. To the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, the Corporation shall indemnify and hold harmless, any Director or officer of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a Director or officer of the Corporation or, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.04, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board of Directors.

Section 9.02 Indemnification of Others. To the fullest extent permitted by applicable law as it presently exists or may hereafter be amended ,the Corporation shall have the power to indemnify and hold harmless, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

Section 9.03 Prepayment of Expenses. To the fullest extent not prohibited by applicable law the Corporation shall pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX or otherwise.

Section 9.04 Determination; Claim. If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX is not paid in full within 60 days, or a claim for advancement of expenses under this Article IX is not paid in full within 30 days, after a written claim has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim. If successful in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law, including reasonable attorneys’ fees. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed. The burden of proof in such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because such claimant has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 9.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article IX shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these By-laws, agreement, vote of Stockholders or disinterested Directors or otherwise.

Section 9.06 Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee, fiduciary or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

Section 9.07 Other Indemnification. The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

Section 9.08 Continuation of Indemnification. The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX shall continue notwithstanding that the person has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributes of such person.

Section 9.09 Amendment or Repeal; Interpretation.

(a) The provisions of this Article IX shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a Director or officer of the Corporation (whether before or after the adoption of these By-laws), in consideration of such person’s performance of such services. Pursuant to this Article IX, the Corporation intends to be legally bound to each such current or former Director or officer of the Corporation. With respect to current and former Directors and officers of the Corporation, the rights conferred under this Article IX are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses By-laws. With respect to any Directors or officers of the Corporation who commence service following adoption of these By-laws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such Director or officer commencing service as a Director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or Director of the Corporation in effect prior to the time of such repeal or modification.

(b) Any reference to an officer of the Corporation in this Article IX shall be deemed to refer exclusively to the Chief Executive Officer, President, and Secretary, or other officer of the Corporation appointed by (x) the Board of Directors pursuant to Article V or (y) an officer to whom the Board of Directors has delegated the power to appoint officers pursuant to Article V, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and By-laws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

ARTICLE X.

AMENDMENTS

Section 10.01 The Board of Directors is expressly empowered to adopt, amend or repeal these By-laws. The Stockholders also shall have power to adopt, amend or repeal these By-laws. Notwithstanding the foregoing, such action by Stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then outstanding shares of voting Stock of the Corporation with the power to vote generally in an election of Directors, voting together as a single class.

ARTICLE XI.

DEFINITIONS

Section 11.01 As used in these By-laws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient of such record, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached to such electronic mail and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

*         *         *

Exhibit C

X-ENERGY REACTOR COMPANY, LLC

FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [ ⚫ ]

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION FROM SUCH ACT AND LAWS, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH IN THIS AGREEMENT.

i

Article VI. MANAGEMENT			C-38

Section	6.01	Authority of the Manager; Officer Delegation	C-38
Section	6.02	Actions of the Manager	C-39
Section	6.03	Resignation; No Removal	C-39
Section	6.04	Vacancies	C-39
Section	6.05	Transactions Between the Company and the Manager	C-40
Section	6.06	Reimbursement for Expenses	C-40
Section	6.07	Limitation of Liability of Manager	C-41
Section	6.08	Investment Company Act	C-42

Article VII. RIGHTS AND OBLIGATIONS OF MEMBERS AND THE MANAGER			C-42

Section	7.01	Limitation of Liability and Duties of Members	C-42
Section	7.02	Lack of Authority	C-43
Section	7.03	No Right of Partition	C-43
Section	7.04	Indemnification	C-43

Article VIII. BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS			C-44

Section	8.01	Records and Accounting	C-44
Section	8.02	Fiscal Year	C-45
Section	8.03	Inspection Rights	C-45

Article IX. TAX MATTERS			C-45

Section	9.01	Preparation of Tax Returns	C-45
Section	9.02	Tax Elections	C-45
Section	9.03	Company Representative	C-46
Section	9.04	Earn Out Units	C-47
Section	9.05	Transaction Agreement	C-47

Article X. RESTRICTIONS ON TRANSFER OF UNITS; CERTAIN TRANSACTIONS			C-47

Section	10.01	Transfers by Members	C-47
Section	10.02	Permitted Transfers	C-48
Section	10.03	Restricted Units Legend	C-49
Section	10.04	Transfer	C-49
Section	10.05	Assignee’s Rights	C-49
Section	10.06	Assignor’s Rights and Obligations	C-50
Section	10.07	Overriding Provisions	C-50
Section	10.08	Spousal Consent	C-51
Section	10.09	Certain Transactions with respect to the Corporation	C-51

Article XI. REDEMPTION AND DIRECT EXCHANGE RIGHTS			C-53

Section	11.01	Redemption Right of a Member	C-53
Section	11.02	Election and Contribution of the Corporation	C-57

Section	11.03	Direct Exchange Right of the Corporation	C-57
Section	11.04	Reservation of shares of Class A Common Stock; Listing; Certificate of the Corporation	C-58
Section	11.05	Effect of Exercise of Redemption or Direct Exchange	C-59
Section	11.06	Tax Treatment	C-59
Section	11.07	Exchange for C-2 Members	C-60

Article XII. ADMISSION OF MEMBERS			C-60

Section	12.01	Substituted Members	C-60
Section	12.02	Additional Members	C-60

Article XIII. WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS			C-61

Section	13.01	Withdrawal and Resignation of Members	C-61

Article XIV. DISSOLUTION AND LIQUIDATION			C-61

Section	14.01	Dissolution	C-61
Section	14.02	Winding Up	C-61
Section	14.03	Deferment; Distribution in Kind	C-62
Section	14.04	Cancellation of Certificate	C-63
Section	14.05	Reasonable Time for Winding Up	C-63
Section	14.06	Return of Capital	C-63

Article XV. GENERAL PROVISIONS			C-63

Section	15.01	Power of Attorney	C-63
Section	15.02	Confidentiality	C-64
Section	15.03	Amendments	C-65
Section	15.04	Title to Company Assets	C-66
Section	15.05	Addresses and Notices	C-66
Section	15.06	Binding Effect; Intended Beneficiaries	C-67
Section	15.07	Creditors	C-67
Section	15.08	Waiver	C-67
Section	15.09	Counterparts	C-67
Section	15.10	Applicable Law; Jurisdiction	C-67
Section	15.11	Severability	C-68
Section	15.12	Further Action	C-68
Section	15.13	Execution and Delivery by Electronic Signature and Electronic Transmission	C-68
Section	15.14	Right of Offset	C-69
Section	15.15	Entire Agreement	C-69
Section	15.16	Remedies	C-69
Section	15.17	Descriptive Headings; Interpretation	C-69

Schedules

Schedule 1	–	Schedule of Pre-Transaction Members
Schedule 2	–	Schedule of Members
Schedule 3	–	Unvested Earn Out Units
Schedule 4	–	Recapitalization Instrument

Exhibits

Exhibit A	–	Form of Joinder Agreement
Exhibit B-1	–	Form of Agreement and Consent of Spouse
Exhibit B-2	–	Form of Spouse’s Confirmation of Separate Property
Exhibit C	–	Policy Regarding Certain Equity Issuances
Exhibit D		Form of Series C-2 Convertible/Exchangeable Promissory Notes

X-ENERGY REACTOR COMPANY, LLC

FIFTH AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

This FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, together with all schedules, exhibits and annexes to this Agreement, this “Agreement”) of X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), dated as of [ ⚫ ], is entered into by and among the Company, X-Energy Inc., a Delaware corporation (the “Corporation”), in its capacity as a Member and the sole managing member of the Company, each of the other Members, and each other Person who is or at any time becomes a Member in accordance with the terms of this Agreement.

RECITALS

WHEREAS, unless the context otherwise requires, capitalized terms used in this Agreement have the meaning given to them in Article I;

WHEREAS, the Company was formed as a limited liability company pursuant to and in accordance with the Delaware Act by the filing of the Certificate of Formation of the Company (the “Certificate of Formation”) with the Secretary of State of the State of Delaware on December 14, 2018;

WHEREAS, prior to the Closing, the Company was governed by the Fourth Amended and Restated Limited Liability Company Agreement of the Company, effective as of June 13, 2022 (the “Fourth A&R LLC Agreement”), which the parties listed on Schedule 1 to this Agreement executed in their capacity as members (collectively, the “Pre-Transaction Members”);

WHEREAS, on December 5, 2022, the Company and the Corporation entered into the Business Combination Agreement with the other parties thereto (together with all schedules, exhibits and annexes thereto, the “Transaction Agreement”), pursuant to which, and subject to the terms and conditions contained in the Transaction Agreement, (a) immediately prior to the Closing, the Company converted or exchanged (the “Recapitalization”) all outstanding Equity Securities of the Company into Common Units and Unvested Earn Out Units, as applicable, in accordance with the Recapitalization Instrument and (b) as of the Closing, the Corporation contributed to the Company the Closing Contributions and, in consideration of the Closing Contributions, the Company issued to the Corporation Common Units and Common Warrants (together with the Recapitalization and the other transactions contemplated by the Transaction Agreement, the “Transactions”);

WHEREAS, in connection with the foregoing matters, the Company and the Members (including the Pre-Transaction Members) desire to amend and restate the Fourth A&R LLC Agreement in its entirety as of the Closing to reflect, among other things: (a) the consummation of the Transactions, including the Recapitalization and the addition of the Corporation as a Member and its designation as sole managing member of the Company; and (b) the other rights and obligations of the Members, the Company, the Manager and the Corporation, in each case, as provided and agreed upon in the terms of this Agreement as of the Closing, at which time the Fourth A&R LLC Agreement shall be superseded entirely by this Agreement and shall be of no further force or effect.

NOW, THEREFORE, the Fourth A&R LLC Agreement is amended and restated in its entirety and the Company, the Corporation and the other Members agree as follows:

ARTICLE I.

DEFINITIONS

The following definitions shall be applied to the terms used in this Agreement for all purposes, unless otherwise clearly indicated to the contrary.

“Additional Member” has the meaning set forth in Section 12.02.

“Adjusted Capital Account Deficit” with respect to the Capital Account of any Member as of the end of any Taxable Year means the amount by which the balance in such Capital Account is less than zero. For this purpose, such Member’s Capital Account balance shall be:

(a)	reduced for any items described in Treasury Regulations Sections 1.704- 1(b)(2)(ii)(d)(4), (5), and (6); and

(b)

increased for any amount such Member is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Sections 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i)(5) (relating to minimum gain).

“Admission Date” has the meaning set forth in Section 10.06.

“Affiliate” (and with correlative meaning “Affiliated”) with respect to a specified Person means each other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. The term “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of Voting Securities or by contract or other agreement or otherwise) of a Person. With respect to each Member other than the Corporation, each of the following shall be deemed an “Affiliate”: (a) a trust, family limited partnership or similar estate planning vehicle, under which the distribution of Units may be made only to beneficiaries who are such Member, such Member’s current or former spouse, siblings, parents, or spouse’s or former spouse’s parents or siblings or lineal descendants (whether natural or adopted) of the Member, such Member’s current or former spouse, siblings, parents or current or former spouse’s parents or siblings and any charitable foundation of such Member; (b) a charitable remainder trust, the income of which shall be paid to such Member during such Member’s life; and (c) such Member’s current or former spouse, siblings, parents, or current or former spouse’s parents or siblings or lineal descendants (whether natural or adopted) of the Member, such Member’s current or former spouse, siblings, parents or current or former spouse’s siblings or parents and any charitable foundation of such Member.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Period” means, as applicable, the period (a) beginning the day following the end of a prior Allocation Period, and (b) ending: (i) on the last day of each Fiscal Year; (ii) the day preceding any day in which an adjustment to the Book Value of the Company’s properties pursuant to clauses (b)(i), (b)(ii), (b)(iii) or (b)(vi) of the definition of Book Value occurs; (iii) immediately after any day in which an adjustment to the Book Value of the Company’s properties pursuant to clauses (b)(iv) and (b)(v) of the definition of Book Value occurs; or (iv) on any other date determined by the Manager.

“Assignee” means a Person to whom a Unit has been transferred but who has not become a Member pursuant to Article XII.

“Assumed Tax Liability” with respect to any Member means an amount equal to the excess of (i) the product of (A) the Distribution Tax Rate multiplied by (B) the estimated or actual cumulative taxable income or gain of the Company, as determined for federal income tax purposes, allocated to such Member for the current and all prior Taxable Years (or portions of such Taxable Years), less prior losses of the Company allocated to such Member for such Taxable Years (or portions of such Taxable Years), to the extent such prior losses are available to reduce such income (for the avoidance of doubt, after taking into account any limitation under Code Section 172(a)(2)(B)) and have not previously been taken into account in the calculation of Assumed Tax Liability for any prior period, in each case, as reasonably determined in good faith by the Manager over (ii) the cumulative Tax Distributions made to such Member pursuant to Section 4.01(b)(i) or any similar provision of the Fourth A&R LLC Agreement. Notwithstanding the foregoing, in the case of each Member, such Assumed Tax Liability shall take into account any Code Section 704(c) allocations (including “reverse” 704(c) allocations) to the Member and any adjustments made pursuant to Code Section 734 and 743(b). A Member’s Assumed Tax Liability shall be estimated on a quarterly basis by the Manager, taking into account estimated taxable income or loss of the Company through the end of the relevant quarterly period.

“Automatic Conversion” means any conversion of Common Stock pursuant to Section 4.5(c) of the Certificate of Incorporation.

“Black-Out Period” means any “black-out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Redeeming Member is subject (or will be subject at such time as it owns Class A Common Stock), which period restricts the ability of such Redeeming Member to immediately resell shares of Class A Common Stock to be delivered to such Redeeming Member in connection with a Share Settlement.

“Book Value” with respect to any property of the Company means such property’s adjusted basis for U.S. federal income tax purposes, except as follows:

(a)    The initial Book Value of any property contributed by a Member to the Company shall be the Fair Market Value of such property as of the date of such contribution.

(b)    The Book Values of all properties shall be adjusted to equal their respective fair market values to reflect any Unrealized Gain or Unrealized Loss attributable to such Company assets as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g); (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option (including the exercise of a Common Warrant) in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(s); (v) upon the conversion of any Unvested Earn Out Units into Common Units in connection with a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (vi) any other event to the extent determined by the Manager to be permitted and necessary to properly reflect Book Values in accordance with the standards set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (b)(i), (b)(ii) and (b)(vi) above shall be made, however, only if the Manager determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options or Unvested Earn Out Units are outstanding upon the occurrence of an event described in clauses (b)(i) through (b)(vi) above, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulation Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2).

(c)    In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of all Company property (including cash or cash equivalents) immediately prior to the issuance of additional Equity Securities of the Company that are treated as equity for U.S. federal income tax purposes shall be determined by the Manager using such reasonable method of valuation as it may adopt. For the avoidance of doubt, the preceding sentence shall apply in the case of a Revaluation Event resulting from the exercise of a noncompensatory option (including the exercise of a Common Warrant) or a Revaluation Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s) (including the Vesting of an Unvested Earn Out Unit), immediately after the issuance of Equity Securities of the Company that are treated as equity for U.S. federal income tax purposes acquired pursuant to the exercise of such noncompensatory option. In making its determination of the fair market values of individual properties, the Manager may: (i) reasonably determine an aggregate value for the assets of the Company that takes into account the current trading price of the Class A Common Stock, the fair market value of all other Equity Securities at such time and the amount of Company liabilities; (ii) make any reasonable adjustments necessary to reflect the difference, if any, between the fair market value of any outstanding Unvested Earn Out Unit (upon a Vesting Event) or a Common Warrant (upon an exercise) and the aggregate

Capital Accounts attributable to the Unvested Earn Out Unit (upon a Vesting Event) or Common Warrant (upon an exercise) to the extent of any Unrealized Gain or Unrealized Loss that has not been reflected in the Members’ Capital Accounts previously, consistent with the methodology of Treasury Regulation Section 1.704-1(b)(2)(iv)(h)(2); and (iii) allocate such aggregate value among the individual properties of the Company (in such manner as the Manager reasonably determines appropriate). Absent a contrary determination by the Manager, the aggregate fair market value of all Company assets (including cash or cash equivalents) immediately prior to a Revaluation Event shall be the value that would result in the Per Unit Capital Amount of each Common Unit that is outstanding prior to such Revaluation Event being equal to the Event Issue Value.

(d)     The Book Value of property distributed to a Member shall be adjusted to equal the fair market value of such property as of the date of such distribution to reflect any Unrealized Gain or Unrealized Loss attributable to any Company asset.

(e)    The Book Value of all property shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such property pursuant to Code Section 734(b) (including any such adjustments pursuant to Treasury Regulation Section 1.734-2(b)(1)), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) and clause (e) of the definition of Net Profits or Net Losses or Section 5.03(f). Notwithstanding the foregoing, the Book Value of property shall not be adjusted pursuant to this clause (e) if the Manager reasonably determines an adjustment pursuant to clause (b) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (e).

(f)    If the Book Value of property has been determined or adjusted pursuant to clauses (a), (b) or (e) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account with respect to such property for purposes of computing Net Profits, Net Losses and other items allocated pursuant to Section 5.02 and Section 5.03.

“Business Day” means any day other than a Saturday, Sunday or day on which banks located in New York City, New York are authorized or required by Law to close.

“C-2 Member” means a holder of a Series C-2 Convertible Note admitted to the Company as a Member in accordance with the automatic exchange rights pursuant to the terms of the Series C-2 Convertible Note.

“C-2 Exchange” has the meaning set forth in Section 11.07.

“Capital Account” means the capital account maintained for a Member in accordance with Section 5.01.

“Capital Contribution” with respect to any Member means the amount of any cash, cash equivalents, promissory obligations or the Fair Market Value of other property that such Member (or such Member’s predecessor) contributes (or is deemed to contribute) to the Company pursuant to Article III.

“cash and cash equivalents” means the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Cash Settlement” means immediately available funds in U.S. dollars in an amount equal to the Redeemed Units Equivalent; provided, that such funds were received from a Qualified Offering.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of the State of Delaware, as amended or amended and restated from time to time.

“Certificate of Formation” has the meaning set forth in the Recitals.

“Certificate of Incorporation” means the Corporation’s Certificate of Incorporation, dated as of the date hereof, as amended, restated, and restated, supplemented or otherwise modified from time to time.

“Change of Control” means any transaction or series of transactions the result of which is: (a) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of Equity Securities representing 50% or more of the combined voting power or economic rights or interests in the Corporation or the Company (or any of their respective successors); (b) a merger, consolidation, reorganization or other business combination, however effected, resulting in: (i) any Person or “group” (as defined in the Exchange Act) acquiring at least 50% of the combined voting power or economic rights or interests in the Corporation or the Company (or any of their respective successors) or the surviving Person outstanding immediately after such combination; or (ii) members of the Corporate Board immediately prior to such merger, consolidation, reorganization or other business combination not constituting at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a Subsidiary, the ultimate parent of such Subsidiary; or (c) a sale of all or substantially all of the assets of the Corporation or the Company (or any of their respective successors).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred (i) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock, preferred stock and/or any other class or classes of capital stock of the Corporation immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporation immediately following such transaction or series of transactions or (ii) in connection with any Automatic Conversion.

“Change of Control Date” has the meaning set forth in Section 10.09(a).

“Change of Control Transaction” means any Change of Control that was approved by the Corporate Board prior to such Change of Control.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of the Corporation.

“Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of the Corporation.

“Class C Common Stock” means the shares of Class C common stock, par value $0.0001 per share, of the Corporation.

“Class D Common Stock” means the shares of Class D common stock, par value $0.0001 per share, of the Corporation.

“Closing” has the meaning set forth in the Transaction Agreement.

“Closing Contributions” has the meaning set forth in the Transaction Agreement.

“Closing Date” has the meaning set forth in the Transaction Agreement.

“Closing Sale Price” of the Class A Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Class A Common Stock is traded or, if the Class A Common Stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the last quoted bid price for the Class A Common Stock in the over-the-counter market on the relevant date, as reported by OTC Markets Group Inc. or a similar organization, or, if that bid price is not available, the fair market price of the Class A Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for such purpose. The Closing Sale Price of any other security shall be determined in the same manner as set forth in this definition for the determination of the Closing Sale Price of the Class A Common Stock.

“Code” means the United States Internal Revenue Code of 1986, as amended. Unless the context requires otherwise, any reference in this Agreement to a specific section of the Code shall be deemed to include any corresponding provisions of future Law as in effect for the relevant taxable period.

“Common Share Price” means the share price equal to the VWAP of one share of Class A Common Stock as reported on the Stock Exchange (or the exchange on which the shares of Class A Common Stock are then listed) for a period of at least 20 days out of 30 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination (as adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to the Class A Common Stock). Stock dividends shall include any dividend or distribution of securities convertible into Class A Common Stock.

“Common Stock” means the shares of Class A Common Stock, Class B Common Stock, Class C Common Stock and Class D Common Stock.

“Common Unit” means a Unit designated as a “Common Unit” and having the rights and obligations specified with respect to the Common Units in this Agreement.

“Common Unit Percentage Interest” as among Common Units and with respect to a Member at a particular time means such Member’s percentage interest in the Common Units determined by dividing the number of such Member’s Common Units by the total number of Common Units of all Members of such class at such time. The Common Unit Percentage Interest of each Member shall be calculated to the fourth decimal place.

“Common Unit Redemption Price” with respect to any Redemption or Direct Exchange means the net amount, on a per share basis, received as a result of a substantially contemporaneous Qualified Offering of Class A Common Stock by the Corporation.

“Common Warrants” means warrants to purchase Common Units of the Company with terms substantially similar to the Upstairs Warrants.

“Company” has the meaning set forth in the Preamble.

“Company Minimum Gain” means “partnership minimum gain” determined pursuant to Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Company Representative” with respect to taxable periods beginning: (a) after December 31, 2017 has the meaning assigned to the term “partnership representative” in Section 6223 of the Code and any Treasury Regulations or other administrative or judicial pronouncements promulgated thereunder; and (b) on or before December 31, 2017 has the meaning assigned to the term “tax matters partner” as defined in Section 6231(a)(7) of the Code prior to its amendment by Title XI of the Bipartisan Budget Act of 2015, in each case as appointed pursuant to Section 9.03(a).

“Competitor” means any Person who is engaged, or after the date of this Agreement engages, in the business of nuclear reactor and fuel design engineering.

“Conversion” has the meaning set forth in Section 3.01(a).

“Corporate Board” means the board of directors of the Corporation.

“Corporation” has the meaning set forth in the Recitals, together with its successors and assigns.

“Corporation Offer” means a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization, or similar transaction with respect to Class A Common Stock.

“Corresponding Rights” means any rights issued with respect to a share of Class A Common Stock, Class B Common Stock, Class C Common Stock or Class D Common Stock pursuant to a “poison pill” or similar stockholder rights plan approved by the Corporate Board.

“Credit Agreements” means any promissory note, mortgage, loan agreement, indenture or similar instrument or agreement to which the Company or any of its Subsidiaries is or becomes a borrower, as such instruments or agreements may be amended, restated, supplemented or otherwise modified from time to time and including any one or more refinancing or replacements of such instruments or agreements, in whole or in part, with any other debt facility or debt obligation, for as long as the payee or creditor to whom the Company or any of its Subsidiaries owes such obligation is not an Affiliate of the Company.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as it may be amended from time to time, and any successor to the Delaware Limited Liability Company Act, 6 Del. C. § 18-101.

“Depreciation” for each applicable Allocation Period means an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Allocation Period, except that (a) with respect to any such property the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Allocation Period shall be the amount of book basis recovered for such Allocation Period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Book Value of which differs from its adjusted basis for U.S. federal income tax purposes at the beginning of such Allocation Period, Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Period bears to such beginning adjusted basis. Notwithstanding the foregoing, if the adjusted basis for U.S. federal income tax purposes of an asset at the beginning of such Allocation Period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Book Value using any reasonable method selected by the Manager.

“DGCL” means the General Corporation Law of the State of Delaware, as it may be amended from time to time.

“Direct Exchange” has the meaning set forth in Section 11.03(a).

“Discount” has the meaning set forth in Section 6.06.

“Disinterested Majority” means a majority of the directors of the Corporate Board who are disinterested, as determined by the Corporate Board in accordance with the DGCL, with respect to the matter being considered by the Corporate Board. To the extent, however, a matter being considered by the Corporate Board is required to be considered by disinterested directors under the rules of the Stock Exchange or, if the Class A Common Stock is not listed or admitted to trading on the Stock Exchange, the principal national securities exchange on which the Class A Common Stock is listed or admitted to trading, the Securities Act or the Exchange Act, such rules with respect to the definition of disinterested director shall apply solely with respect to such matter.

“Distributable Cash” as of any relevant date on which a determination is being made by the Manager regarding a potential distribution pursuant to Section 4.01(a) means the amount of cash that could be distributed by the Company for such purposes in accordance with any applicable Credit Agreements (and without otherwise violating any applicable provisions of any applicable Credit Agreements) and applicable Law.

“Distribution” (and with correlative meaning, “Distribute”) means each distribution made by the Company to a Member with respect to such Member’s Units, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise.

“Distribution Catch-Up Payment” has the meaning set forth in Section 4.01(a)(ii).

“Distribution Tax Rate” with respect to any Member for any taxable period means a rate equal to the highest effective marginal combined federal, state and local income tax rate for such Taxable Year applicable to a corporate or individual taxpayer (whichever is higher) resident in Los Angeles, California, for such Fiscal Year, taking into account the character of the relevant tax items (e.g., ordinary or capital) and the deductibility of state and local income taxes for federal income tax purposes (but only to the extent such taxes are deductible under the Code), as reasonably determined by the Manager.

“Election Notice” has the meaning set forth in Section 11.01(b).

“Equity Plan” means any option, stock, unit, stock unit, appreciation right, phantom equity or other incentive equity or equity-based compensation plan or program, in each case, now or hereafter adopted by the Company or the Corporation, including the Corporation’s [2023 Incentive Award Plan].

“Equity Securities” with respect to any Person means: (a) units or other equity interests in such Person or any Subsidiary of such Person (including, with respect to the Company and its Subsidiaries, other classes or groups of the Company and its Subsidiaries having such relative rights, powers and duties as may from time to time be established by the Manager pursuant to the provisions of this Agreement, including rights, powers or duties senior to existing classes and groups of Units and other equity interests in the Company or any Subsidiary of the Company); (b) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into any equity interests in such Person or any Subsidiary of such Person; and (c) warrants, options or other rights to purchase or otherwise acquire any equity interests in such Person or any Subsidiary of such Person.

“Event Issue Value” with respect to any Common Unit as of any date of determination means, in the case of: (a) a Revaluation Event that includes the issuance of Common Units to the Corporation with respect to a public offering by the Corporation, the price paid by the Corporation for such Common Units (in accordance with this Agreement); or (b) any other Revaluation Event, the Closing Sale Price of the Class A Common Stock on the date of such Revaluation Event or, if the Manager determines that a value for the Common Unit other than such Closing Sale Price more accurately reflects the Event Issue Value, the value determined by the Manager.

“Event of Withdrawal” means the bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company. “Event of Withdrawal” shall not include an event that (a) terminates the existence of a Member for U.S. federal income tax purposes (including: (i) a change in entity classification of a Member under Treasury Regulations Section 301.7701-3; (ii) a sale of assets by, or liquidation of, a Member pursuant to an election under Sections 336 or 338 of the Code; or (iii) merger, severance, or allocation within a trust or among sub-trusts of a trust that is a Member) but that (b) does not terminate the existence of such Member under applicable state Law (or, in the case of a trust that is a Member, does not terminate the trusteeship of the fiduciaries under such trust with respect to all the Units of such trust that is a Member).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated under the statute, and any successor to such statute, rules or regulations.

“Exchange Election Notice” has the meaning set forth in Section 11.03(b).

“Excise Tax Reimbursement” has the meaning set forth in Section 4.01(b)(iv).

“Fair Market Value” of a specific asset of the Company means the amount that the Company would receive in an all-cash sale of such asset in an arms-length transaction with a willing unaffiliated third party, with neither party having any compulsion to buy or sell, consummated on the day immediately preceding the date on which the event occurred which necessitated the determination of the Fair Market Value (and after giving effect to any transfer taxes payable in connection with such sale), as such amount is determined by the Manager (or, if pursuant to Section 14.02, the Liquidator) in its good faith judgment using all factors, information and data it deems to be pertinent.

“Fiscal Year” means the Company’s annual accounting period established pursuant to Section 8.02.

“Fourth A&R LLC Agreement” has the meaning set forth in the Recitals.

“Governmental Entity” means: (a) the United States of America; (b) any other sovereign nation; (c) any state, province, county, municipal, district, territory or other political subdivision of (a) or (b) of this definition, including any county, municipal or other local subdivision of the foregoing; or (d) any agency, arbitrator or arbitral body (public or private), authority, board, body, bureau, commission, court, department, entity, instrumentality, organization (including any public international organization such as the United Nations) or tribunal exercising executive, legislative, judicial, quasi-judicial, regulatory or administrative functions of or pertaining to government on behalf of (a), (b) or (c) of this definition.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time.

“Indemnified Person” has the meaning set forth in Section 7.04(a).

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended from time to time.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Law” means all laws, statutes, acts, constitutions, treaties, principles of common law, codes, ordinances, rules and regulations of any Governmental Entity.

“Liquidating Event” has the meaning set forth in Section 14.01.

“Liquidator” has the meaning set forth in Section 14.02.

“Manager” has the meaning set forth in Section 6.01(a).

“Member” as of any date of determination means (a) each of the members named on the Schedule of Members and (b) any Person admitted to the Company as a Substituted Member or Additional Member in accordance with Article XII, but in each case only so long as such Person is shown on the Company’s books and records as the owner of one or more Units, each in its capacity as a member of the Company.

“Member Nonrecourse Debt” means liabilities of the Company treated as “partner nonrecourse debt” under Section 1.704-2(b)(4) of the Treasury Regulations.

“Member Nonrecourse Debt Minimum Gain” has the meaning of “partner nonrecourse debt minimum gain” set forth in Treasury Regulation Section 1.704-2(i)(2).

“Member Nonrecourse Deductions” in any year means the Company deductions that are characterized as “partner nonrecourse deductions” under Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

“Minimum Redemption Number” with respect to a Redemption by any Member means the lesser of (i) 2,000 Common Units and (ii) all of the Common Units held by the Redeeming Member.

“Minority Member Redemption Date” has the meaning set forth in Section 11.01(i).

“Minority Member Redemption Notice” has the meaning set forth in Section 11.01(i).

“Net Profit” and “Net Loss” for each applicable Allocation Period means an amount equal to the Company’s taxable income or loss for such Allocation Period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)    any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition of “Net Profit” and “Net Loss” shall be added to such taxable income or loss;

(b)    any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit and Net Loss pursuant to this definition of “Net Profit” and “Net Loss,” shall be subtracted from such taxable income or loss;

(c)    gain or loss resulting from any disposition of any asset of the Company with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed by reference to the Book Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Book Value;

(d)    in lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Allocation Period, computed in accordance with the definition of Depreciation;

(e)    to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or Section 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Profit or Net Loss;

(f)    if the Book Value of any asset of the Company is adjusted in accordance with clause (b) or (d) of the definition of Book Value, the amount of such adjustment shall be taken into account, in the applicable Allocation Period, as gain or loss from the disposition of such property for purposes of computing Net Profit or Net Loss; and

(g)    notwithstanding any other provision of this definition, any items that are specially allocated pursuant to Section 5.03 shall not be taken into account in computing Net Profit and Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 5.03 shall be determined by applying rules analogous to those set forth in subparagraphs (a) through (f) above.

“Non-Foreign Person Certificate” has the meaning set forth in Section 11.06(a).

“Officer” has the meaning set forth in Section 6.01(b).

“Original Units” means the Class A Common Units, Class B Common Units, Series A Preferred Units and Series B Preferred Units (each as defined in the Fourth A&R LLC Agreement) of the Company.

“Other Agreements” has the meaning set forth in Section 10.04.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, as amended, together with any final or temporary Treasury Regulations and other official guidance interpreting Sections 6221 through 6241 of the Code, as amended (and any analogous provision of state or local tax law).

“Per Unit Capital Amount” as of any date of determination means the Capital Account, stated on a per Unit basis, underlying any class of Units held by a Member.

“Percentage Interest” as among an individual class of Units and with respect to a Member at a particular time means such Member’s percentage interest in the Company determined by dividing the number of such Member’s Units of such class by the total number of Units of all Members of such class at such time. The Percentage Interest of each Member shall be calculated to the fourth decimal place.

“Permitted Transfer” has the meaning set forth in Section 10.02.

“Permitted Transferee” has the meaning set forth in Section 10.02.

“Person” means an individual or any corporation, partnership, limited liability company, trust, unincorporated organization, association, joint venture or any other organization or entity, whether or not a legal entity.

“Pre-Transaction Members” has the meaning set forth in the Recitals.

“Prime Rate” on any date means a variable rate per annum equal to the most recent “Prime Rate” posted on the “Money Rates” page of The Wall Street Journal (or, if more than one rate is published as the Prime Rate, then the highest of such rates).

“pro rata,” “pro rata portion,” “according to their interests,” “ratably,” “proportionately,” “proportional,” “in proportion to,” “based on the number of Units held,” “based upon the percentage of Units held,” “based upon the number of Units outstanding,” and other terms with similar meanings, when used in the context of a number of Units of the Company relative to other Units, means as amongst an individual class of Units, pro rata based upon the number of such Units within such class of Units.

“Qualified Offering” means a follow-on or qualified public or private offering of shares of Class A Common Stock by the Corporation following the date of this Agreement.

“Quarterly Redemption Date” for each calendar quarter in a Restricted Fiscal Year following the consummation of the Transactions, means: (a) the later to occur of either (i) the completion of the second Trading Day after the date on which the Corporation makes a public news release of its quarterly earnings for the prior calendar quarter and (ii) the first day of each calendar quarter on which directors and executive officers of the Corporation are permitted to trade under the applicable policies of the Corporation related to trading by directors and executive officers; or (b) such other date as the Corporation shall determine in its sole discretion is in the best interest of the Members (other than the Corporation). The Corporation will deliver notice of the Quarterly Redemption Date to each Member (other than the Corporation) at least 75 days prior to each Quarterly Redemption Date.

“Quarterly Tax Distribution” has the meaning set forth in Section 4.01(b)(i).

“Recapitalization” has the meaning set forth in the Recitals.

“Recapitalization Instrument” means the written consent of the Pre-Transaction Members set forth in Schedule 4.

“Redeemed Units” has the meaning set forth in Section 11.01(a).

“Redeemed Units Equivalent” means the product of (a) the applicable number of Redeemed Units multiplied by (b) the Common Unit Redemption Price.

“Redeeming Member” has the meaning set forth in Section 11.01(a).

“Redemption” has the meaning set forth in Section 11.01(a).

“Redemption Date” has the meaning set forth in Section 11.01(a).

“Redemption Notice” has the meaning set forth in Section 11.01(a).

“Redemption Right” has the meaning set forth in Section 11.01(a).

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, dated as of the date of this Agreement, by and among the Corporation, certain of the Members as of the date of this Agreement and certain other Persons party to such Amended and Restated Registration Rights Agreement (together with any joinder to such agreement from time to time by any successor or assign to any party to such agreement).

“Restricted Fiscal Year” means any Fiscal Year during which the Manager determines the Company does not satisfy the private placement safe harbor of Treasury Regulations Section 1.7704-1(h).

“Retraction Notice” has the meaning set forth in Section 11.01(c).

“Revaluation Event” means an event that results in an adjustment of the Book Value of each Company property pursuant to clauses (b) and (e) of the definition of Book Value.

“Schedule of Members” has the meaning set forth in Section 3.01(b).

“SEC” means the U.S. Securities and Exchange Commission, including any successor governmental body or agency.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations under such statute, and any successor to such statute, rules or regulations. Any reference in this Agreement to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future Law.

“Series C-2 Convertible Notes” means the Company’s Series C-2 Convertible/Exchangeable Promissory Notes, the form of which is attached hereto as Exhibit D, which are outstanding immediately prior to the Closing.

“Share Settlement” means a number of shares of Class A Common Stock (together with any Corresponding Rights) equal to the number of Redeemed Units.

“Stock Exchange” means the New York Stock Exchange.

“Subsidiary” with respect to any Person means any corporation, limited liability company, partnership, association or business entity of which: (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of such corporation is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of such Person; (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the voting interests of such partnership is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination of such Person or one or more of the other Subsidiaries of such Person; (c) in any case, such Person controls the management of such corporation, limited liability company, partnership, association or business entity; or (d) such business entity is a variable interest entity of that Person. References to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company. “Subsidiaries” of the Company shall include all of the Company’s direct and indirect, greater than 50% owned joint ventures.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 12.01.

“Tax Distributions” has the meaning set forth in Section 4.01(b)(i).

“Tax Receivable Agreement” means the Tax Receivable Agreement, dated as of the date of this Agreement, by and among the Corporation and the Company, on the one hand, and the TRA Holders (as such term is defined in the Tax Receivable Agreement) party to the Tax Receivable Agreement, on the other hand (together with any joinder to such agreement from time to time by any successor or assign to any party to such agreement).

“Taxable Year” means the Company’s accounting period for U.S. federal income tax purposes determined pursuant to Section 9.02.

“Trading Day” means any day on which shares of Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Class A Common Stock are then traded.

“Trading Market” means the Stock Exchange, or if the Class A Common Stock is ever listed or traded on any other national exchange or principal quotation system, such market or exchange that is at the applicable time the principal trading platform, market or exchange for the Class A Common Stock.

“Transaction Agreement” has the meaning set forth in the Recitals.

“Transfer” (and, with correlative meaning, “Transferring”) means any sale, transfer, assignment, redemption, pledge, encumbrance or other disposition of (whether directly or indirectly, whether with or without consideration and whether voluntarily or involuntarily or by operation of Law) (a) any interest (legal or beneficial) in any Equity Securities of the Company or (b) any equity or other interest (legal or beneficial) in any Member if substantially all of the assets of such Member consist solely of Units.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Unit” means the fractional interest of a Member in Net Profits and Net Losses (or items of income, gain, loss, deduction or credit) and Distributions of the Company, and otherwise having the rights and obligations specified with respect to “Units” in this Agreement, including Common Units and Unvested Earn Out Units. Notwithstanding the foregoing, any class or group of Units issued, including the Common Units and Unvested Earn Out Units, shall have the relative rights, powers and duties set forth in this Agreement applicable to such class or group of Units.

“Unrealized Gain” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the Fair Market Value of such property as of such date (as determined under clause (c) of the definition of Book Value) over (b) the Book Value of such property as of such date (prior to any adjustment to be made pursuant to clause (b) of the definition Book Value as of such date).

“Unrealized Loss” attributable to any item of Company property means, as of any date of determination, the excess, if any, of (a) the Book Value of such property as of such date (prior to any adjustment to be made pursuant to clause (b) of the definition of Book Value as of such date) over (b) the Fair Market Value of such property as of such date (as determined under clause (c) of the definition of Book Value).

“Unvested Earn Out Units” means a Unit designated as an “Unvested Earn Out Unit” and having the rights and obligations specified with respect to the Unvested Earn Out Units in this Agreement.

“Upstairs Warrant” means each warrant to acquire one share of Class A Common Stock pursuant to the Warrant Agreement, dated as of February 5, 2021, by and between the Corporation and Continental Stock Transfer & Trust Company, as warrant agent.

“Vesting Event I” shall, subject to Section 3.02(e), occur if, within the Vesting Period, the Common Share Price of the Class A Common Stock is greater than or equal to $12.50 per share.

“Vesting Event II” shall, subject to Section 3.02(e), occur if, within the Vesting Period, the Common Share Price of the Class A Common Stock is greater than or equal to $15.00 per share.

“Vesting Events” means Vesting Event I and Vesting Event II.

“Vesting Period” means the time period beginning on the Closing Date and ending on the date that is the five-year anniversary of the Closing Date (inclusive of the first and last day of such period).

“Voting Securities” of any Person means the capital stock or other Equity Securities of such Person normally entitled to vote in the election of directors or comparable governing body of such Person.

“VWAP” for any security as of any day or multi-day period means the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average). If the foregoing does not apply, “VWAP” shall mean the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg. If no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, “VWAP” shall mean the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such day or multi-day period (as applicable) shall be the fair market value per share on such day or multi-day period (as applicable) as reasonably determined by the Corporation.

“Warrant Agreements” means warrant agreements between the Corporation and the Company, dated as of the date of this Agreement, pursuant to which, among other things, the Company will issue Common Warrants to the Corporation.

ARTICLE II.

ORGANIZATIONAL MATTERS

Section 2.01    Formation of the Company. The Company was formed on December 14, 2018 pursuant to the provisions of the Delaware Act.

Section 2.02    Fifth Amended and Restated Limited Liability Company Agreement. The Members execute this Agreement for the purpose of amending, restating and superseding the Fourth A&R LLC Agreement in its entirety and otherwise establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. During the term of the Company set forth in Section 2.06, the Members agree that the rights and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act. No provision of this Agreement shall be in violation of the Delaware Act. To the extent any provision of this Agreement is in violation of the Delaware Act, such provision shall be void and of no effect to the extent of such violation without affecting the validity of the other provisions of this Agreement. Neither any Member nor the Manager nor any other Person shall have appraisal rights with respect to any Units.

Section 2.03    Name. The name of the Company is “X-Energy Reactor Company, LLC.” The Manager in its sole discretion may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all of the Members. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

Section 2.04    Purpose; Powers. The primary business and purpose of the Company shall be to engage in such lawful acts or activities as are permitted under the Delaware Act. The Company shall have the power and authority to take (directly or indirectly through its Subsidiaries) all actions and engage in all activities necessary, appropriate, desirable, advisable, ancillary or incidental to accomplish the foregoing purpose.

Section 2.05    Principal Office; Registered Office. The principal office of the Company shall be located at such place or places as the Manager may from time to time designate, each of which may be within or outside the State of Delaware. The address of the registered office of the Company in the State of Delaware shall be c/o Corporation Service Company, 251 Little Falls Drive, Wilmington, Delaware, 19808. The registered agent for service of process on the Company in the State of Delaware at such registered office shall be Corporation Service Company. The Manager may from time to time change the Company’s registered agent and registered office in the State of Delaware.

Section 2.06    Term. The term of the Company commenced upon the filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Delaware Act and shall continue in perpetuity unless dissolved in accordance with the provisions of Article XIV.

Section 2.07    No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.07. Neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter of this Agreement shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

Section 2.08    Liability. Except as otherwise provided by the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. No Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

ARTICLE III.

MEMBERS; UNITS; CAPITALIZATION

Section 3.01    Members.

(a)    In connection with the Transactions, at the Closing, the Corporation acquired Common Units and Common Warrants from the Company as consideration for the Closing Contributions and was admitted as a Member. In connection with the Transactions, at the Closing, the C-2 Members automatically exchanged the entire outstanding amount of the Series C-2 Convertible Notes into Equity Securities of the Company of equal value pursuant to the terms of such Series C-2 Convertible Notes and each such C-2 Member was admitted as a Member (the “Conversion”).

(b)    The Company shall maintain a schedule setting forth: (i) the name and address of each Member; (ii) the aggregate number of outstanding Units and the number and class of Units held by each Member; (iii) the aggregate amount of cash Capital Contributions that have been made by the Members with respect to their Units; and (iv) the Fair Market Value of any property other than cash contributed by the Members with respect to their Units (including, if applicable, a description and the amount of any liability assumed by the Company or to which contributed property is subject) (such schedule, as updated and amended from time to time in accordance with the terms of this Agreement, the “Schedule of Members”). The Schedule of Members in effect as of the Closing and after giving effect to the Transactions, including the Recapitalization and the Conversion, is set forth as Schedule 2 to this Agreement. The Schedule of Members may be updated by the Manager in the Company’s books and records from time to time. As updated, the Schedule of Members shall be the definitive record of ownership of each Unit of the Company and all relevant information with respect to each Member. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes. The Company shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice of such claim or interest, except as otherwise provided by the Delaware Act. Following the date of this Agreement, no Person shall be admitted as a Member and no additional Units shall be issued except as expressly provided in this Agreement.

(c)    No Member shall be required or, except as approved by the Manager pursuant to Section 6.01 and in accordance with the other provisions of this Agreement, permitted to: (i) loan any money or property to the Company; (ii) borrow any money or property from the Company; or (iii) make any additional Capital Contributions.

Section 3.02    Units.

(a)    Interests in the Company shall be represented by Units, or such other securities of the Company, in each case as the Manager may establish in its discretion in accordance with the terms and subject to the restrictions of this Agreement. At the Closing, the Units will be comprised of two authorized classes: (i) a single class of Common Units; and (ii) a single class of Unvested Earn Out Units. All Common Units shall have identical rights and privileges in all respects. All Unvested Earn Out Units shall have identical rights and privileges in all respects.

(b)    Subject to Section 3.04(a), the Manager may cause the Company to: (i) issue additional Common Units (but not additional Unvested Earn Out Units) at any time in its sole discretion; and (ii) create one or more classes or series of Units or preferred units solely to the extent such new class or series of Units or preferred units are substantially economically equivalent to a class of common or other stock of the Corporation or class or series of preferred stock of the Corporation, respectively. The Company may reissue any Common Units (but not Unvested Earn Out Units) that have been repurchased or acquired by the Company. Any such issuance, and the admission of any Person as a Member in connection with such issuance, shall not be valid unless otherwise made in accordance with the provisions of this Agreement.

(c)    Each Unvested Earn Out Unit will be held in accordance with this Agreement unless and until an applicable Vesting Event occurs with respect to such Unvested Earn Out Unit. Upon the occurrence of a Vesting Event, those Unvested Earn Out Units to which such Vesting Event relates will be immediately converted into an equal number of Common Units, with all rights and privileges of a Common Unit under this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if, upon the occurrence of a Vesting Event, a filing is required under the HSR Act for the immediate conversion of any Unvested Earn Out Unit into an equal number of Common Units, then the conversion date with respect to each such Unvested Earn Out Unit shall be delayed until the earlier of: (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such conversion shall have expired or been terminated; or (ii) such filing is no longer required, at which time such conversion shall automatically occur without any further action by the holders of any such Unvested Earn Out Unit. Each of the Members agrees to promptly take all actions required to make such filing under the HSR Act, and the filing fee for such filing shall be paid by the Company. The Unvested Earn Out Units shall vest as follows:

(i)     Upon the occurrence of Vesting Event I, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event I Earn Out Units” will automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units; and

(ii)    upon the occurrence of Vesting Event II, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II Earn Out Units” will automatically vest and (subject to the second sentence of this Section 3.02(c)) will convert immediately into an equal number of Common Units. Following the occurrence of Vesting Event II, no Unvested Earn Out Units shall remain outstanding.

(d)    The Unvested Earn Out Units shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Common Units occurring on or after the Closing. Stock dividends shall include any dividend or distribution of securities convertible into Common Units. The Vesting Events may be achieved at the same time or over the same overlapping Trading Days. If any Unvested Earn Out Units do not vest in accordance with Section 3.02(c), Section 3.02(e) or Section 3.02(f) or during the Vesting Period, such Unvested Earn Out Units shall not vest or convert into Common Units under this Agreement. Instead, such Unvested Earn Out Units shall be automatically forfeited and deemed transferred to the Company and shall be cancelled by the Company and cease to exist.

(e)    If, following the Closing Date and prior to the third anniversary of the Closing Date, there is a Change of Control, Vesting Event I and Vesting Event II shall, in each case, be deemed to occur to the extent such Vesting Event has not occurred prior to such Change of Control. In such event, with respect to Vesting Event I, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event I Earn Out Units” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units With respect to Vesting Event II, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II Earn Out Units” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units. Subject to the second sentence of Section 3.02(c), such vesting shall occur immediately prior to the closing of such Change of Control and the Members shall be eligible to participate in such Change of Control.

(f)    If, following the third anniversary of the Closing Date and prior to the expiration of the Vesting Period, there is a Change of Control:

(i)    that will result in the holders of Class A Common Stock receiving a per share price equal to or in excess of $12.50, then to the extent Vesting Event I has not occurred prior to such Change of Control, Vesting Event I shall be deemed to occur. In such event, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event I Earn Out Units” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units. Subject to the second sentence of Section 3.02(c), such vesting shall occur immediately prior to the closing of such Change of Control and the Members shall be eligible to participate in such Change of Control; and

(ii)    that will result in the holders of Class A Common Stock receiving a per share price equal to or in excess of $15.00, then to the extent Vesting Event II has not occurred prior to such Change of Control, Vesting Event II shall be deemed to occur. In such event, the Unvested Earn Out Units that are issued and outstanding as of the date of such occurrence and (subject to Section 3.04(a)) are set forth on Schedule 3 under the column labeled “Vesting Event II Earn Out Units” will automatically vest and (subject to the second sentence of Section 3.02(c)) will convert immediately into an equal number of Common Units. Subject to the second sentence of Section 3.02(c), such vesting shall occur immediately prior to the closing of such Change of Control and the Members shall be eligible to participate in such Change of Control.

For purposes of Section 3.02(e) and this Section 3.02(f), the per share price received by the holders of Class A Common Stock in connection with any Change of Control shall be based on the value of the cash, securities or in-kind consideration being delivered in respect of such Class A Common Stock, as determined in good faith by the Corporate Board. Such per share price shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends (including any dividend or distribution of securities convertible into Class A Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Class A Common Stock occurring on or after the Closing.

(g)    Subject to Section 15.03(b) and Section 15.03(c), the Manager may amend this Agreement, without the consent of any Member or any other Person, in connection with the creation and issuance of such classes or series of Units, pursuant to Section 3.02(b), Section 3.04(a) or Section 3.10.

Section 3.03    Recapitalization; the Corporation’s Capital Contribution; the Corporation’s Purchase of Common Units and Common Warrants.

(a)    Immediately prior to the Closing, in order to effect the Recapitalization, the number of Original Units that were issued and outstanding and held by the Pre-Transaction Members prior to the Closing as set forth opposite the respective Pre-Transaction Member’s name in Schedule 1 were converted pursuant to the terms of the Transaction Agreement and the Recapitalization Instrument into the number of Common Units set forth opposite the name of the respective Pre-Transaction Member on the Schedule of Members attached to this Agreement as Schedule 2. Such Common Units are issued and outstanding as of the Closing, and the holders of such Common Units are Members under this Agreement.

(b)    Pursuant to the Transaction Agreement, at the Closing, the Company issued to the Corporation, and the Corporation acquired, [ ⚫ ] Common Units and [ ⚫ ] Common Warrants in exchange for the Closing Contributions and was admitted as a Member. Each Common Warrant shall be treated as a “noncompensatory option” within the meaning of Treasury Regulations Sections 1.721-2(f) and 1.761-3(b)(2) and shall not be treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3(a). The parties acknowledge and agree that the transaction described in this Section 3.03(b) will result in a “revaluation of partnership property” and corresponding adjustments to Capital Account balances as described in Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations.

Section 3.04    Authorization and Issuance of Additional Units and Warrants.

(a)    Except as otherwise determined by the Manager, the Company, the Manager and the Corporation shall undertake all actions, including an issuance, reclassification, distribution, division or recapitalization, with respect to the Common Units, the Class A Common Stock, the Class B Common Stock, the Class C Common Stock or the Class D Common Stock, as applicable, to maintain at all times: (i) a one-to-one ratio between the number of Common Units owned by the Corporation, directly or indirectly, and the aggregate number of outstanding shares of Class A Common Stock and Class D Common Stock; (ii) a one-to-one ratio between the number of Common Units owned by each Member (other than the Corporation and its Subsidiaries), directly or indirectly, and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock owned by such Member, as applicable; and (iii) a one-to-one ratio between the number of Common Warrants owned by the Corporation, directly or indirectly, and the number of outstanding Upstairs Warrants (collectively, the “One-to-One Ratios”). With respect to each of clauses (i) - (iii) of the preceding sentence, for purposes of maintaining the One-to-One Ratios, the Corporation shall disregard: (A) treasury stock; or (B) preferred stock or other debt securities or Equity Securities (including any Corresponding Rights) issued by the Corporation that are convertible into or exercisable or exchangeable for Common Stock (except to the extent the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange of such other securities, has been contributed by the Corporation to the equity capital of the Company). In each of the foregoing cases of clause (B), the issuance of Common Stock in connection with the conversion, exercise or exchange of such preferred stock or other debt or Equity Securities, as applicable, shall not be disregarded. Except as otherwise determined by the Manager, if the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems shares of Class A Common Stock or Class D Common Stock in a transaction not contemplated in this Agreement, the Manager, the Corporation and the Company shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the number of outstanding Common Units owned, directly or indirectly, by the Corporation will equal on a one-for-one basis the aggregate number of outstanding shares of Class A Common Stock and Class D Common Stock.

(b)    Except as otherwise determined by the Manager, if the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems any shares of the Corporation’s preferred stock in a transaction not contemplated in this Agreement, the Manager, the Company and the Corporation shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the Corporation, directly or indirectly, holds (in the case of any issuance, transfer or delivery) or ceases to hold (in the case of any repurchase or redemption) Equity Securities in the Company that (in the good faith determination by the Manager) are in the aggregate substantially economically equivalent to the outstanding preferred stock of the Corporation so issued, transferred, delivered, repurchased or redeemed. Except as otherwise determined by the Manager, if the Corporation issues, transfers or delivers from treasury stock or repurchases or redeems Class B Common Stock or Class C Common Stock in a transaction not contemplated in this Agreement, the Manager, the Corporation and the Company shall take all actions such that, after giving effect to all such issuances, transfers, deliveries, repurchases or redemptions, the number of outstanding Common Units owned, directly or indirectly, by the Members (other than the Corporation and its Subsidiaries), directly or indirectly, will equal on a one-for-one basis the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock.

(c)    Except as otherwise determined by the Manager, the Corporation and the Company shall not undertake any subdivision or combination of the Common Units, Class A Common Stock, Class B Common Stock, Class C Common Stock or Class D Common Stock that is not accompanied by an identical subdivision or combination of Class A Common Stock, Class B Common Stock, Class C Common Stock, Class D Common Stock or Common Units, as applicable, to maintain at all times the One-to-One Ratios. The prohibition set forth in the preceding sentence shall not apply if such subdivision or combination is necessary to maintain at all times a one-to-one ratio between either the number of Common Units owned, directly or indirectly, by the Corporation and the aggregate number of outstanding shares of Class A Common Stock and Class D Common Stock, the number of Common Units owned by Members (other than the Corporation and its Subsidiaries) and the aggregate number of outstanding shares of Class B Common Stock and Class C Common Stock, in each case as contemplated by the first sentence of this Section 3.04(c). For purposes of this Section 3.02(b), the term “subdivision” shall include any subdivision effectuated by any Common Unit split, stock split, Common Unit distribution, stock distribution, reclassification, division, recapitalization or similar event and the term “combination” shall include combinations effectuated by reverse Common Unit split, reverse stock split, reclassification, division, recapitalization or similar event.

(d)    Except in connection with a redemption of Common Units described in Article XI, if at any time the Corporation issues a share of Class A Common Stock or other Equity Security: (i) the Company shall issue to the Corporation such number of Common Units or corresponding Equity Securities as is necessary to maintain the One-to-One Ratios; and (ii) in exchange for such issuance, the net proceeds or contributed proceeds received by the Corporation with respect to the corresponding issuance of Class A Common Stock or Equity Securities shall be concurrently contributed by the Corporation to the Company except to the extent such net proceeds are used by the Corporation to acquire Common Units from a Member (other than the Corporation). If at any time the Corporation issues or redeems Class A Common Stock or Equity Securities, the Company, the Corporation and the Manager shall cooperate to issue, redeem, convert and/or cancel the Common Units or corresponding Equity Securities of the Company as necessary to maintain the One-to-One Ratios.

(e)    Notwithstanding anything to the contrary in this Agreement, except to the extent described in Section 3.04(a) through (d), from time to time at its sole discretion: (i) the Corporation may make loans to the Company and its Subsidiaries; and (ii) the Corporation may contribute property (including cash and/or the loans described in the foregoing clause (i)) to the Company. Upon each contribution described in the foregoing clause (ii), and after giving proper effect to all related transactions, the Company shall (x) issue to the Corporation such number of Common Units or Equity Securities of the Company as necessary to maintain the One-to-One Ratios, if any, or the economic parity between one share of Class A Common Stock or Class D Common Stock, on the one hand, and one Common Unit, on the other hand, and (y) cancel such number of Common Units or Equity Securities of the Company held by Members other than the Corporation on a pro rata basis (based on the number of Common Units held by each such Member) as necessary to maintain the One-to-One Ratios or the economic parity between one share of Class A Common Stock or Class D Common Stock, on the one hand, and one Common Unit, on the other hand.

(f)    If any holder of an Upstairs Warrant exercises such Upstairs Warrant, then the Corporation shall cause a corresponding exercise (including by effecting such exercise in the same manner, i.e., by payment of a cash exercise price or on a cashless basis) of a Common Warrant with similar terms held by the Corporation, such that the number of shares of Class A Common Stock issued in connection with the exercise of such Upstairs Warrant shall be matched with a corresponding number of Common Units issued by the Company to the Corporation pursuant to a Warrant Agreement. Upon the valid exercise of a Common Warrant by the Corporation in accordance with a Warrant Agreement pursuant to the first sentence of this Section 3.04(f), the Company shall issue to the Corporation the number of Common Units contemplated by the Warrant Agreement, free and clear of all liens and encumbrances other than those arising under applicable securities laws and this Agreement. The Corporation agrees that it will not exercise any Common Warrants other than in connection with the corresponding exercise of an Upstairs Warrant. In the event that an Upstairs Warrant is redeemed, the Company will redeem a Common Warrant with similar terms held by the Corporation.

(g)    The Company shall only be permitted to issue additional Common Units, and/or establish other classes or series of Units or other Equity Securities in the Company to the Persons and on the terms and conditions provided for in Section 3.02, this Section 3.04, Section 3.10 and Section 3.11. Subject to the foregoing, the Manager may cause the Company to issue additional Common Units authorized under this Agreement and/or establish other classes or series of Units or other Equity Securities in the Company at such times and upon such terms as the Manager shall determine. The Manager shall amend this Agreement as necessary in connection with the issuance of additional Common Units, to establish other classes or series of Units or other Equity Securities in the Company, or admission of additional Members under this Section 3.04. In each of the foregoing cases, such amendment shall not require any consent or acknowledgement of any other Member.

Section 3.05    Repurchase or Redemption.

(a)    Except as otherwise reasonably determined by the Manager, if at any time any shares of Class A Common Stock or Class D Common Stock are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by the Corporation for cash, then the Manager shall cause the Company, immediately prior to such repurchase or redemption of Class A Common Stock or Class D Common Stock, to redeem a corresponding number of Common Units held (directly or indirectly) by the Corporation. The aggregate redemption price for any such redemption shall be equal to the aggregate purchase or redemption price of the shares of Class A Common Stock or Class D Common Stock being repurchased or redeemed by the Corporation (plus any expenses related thereto). The other terms for any such redemption shall be the same as applicable to the shares of Class A Common Stock or Class D Common Stock being repurchased or redeemed by the Corporation. With respect to any other Equity Securities of the Corporation that are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by the Corporation for cash, then, immediately prior to such repurchase or redemption of such Equity Securities, the

Manager shall cause the Company to redeem an equal number of the corresponding class or series of Equity Securities of the Company with the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation held (directly or indirectly) by the Corporation, in accordance with the One-to-One Ratios. The aggregate redemption price for any such redemption shall be equal to the aggregate purchase or redemption price of the applicable Equity Securities of the Corporation being repurchased or redeemed by the Corporation (plus any expenses related thereto), if any, and upon such other terms as are the same for the applicable Equity Securities of the Corporation being repurchased or redeemed by the Corporation. If the Corporation uses funds received from distributions from the Company or the net proceeds from an issuance of Class A Common Stock or Class D Common Stock to fund such repurchase or redemption, then the Company shall cancel a corresponding number of Common Units held (directly or indirectly) by the Corporation for no consideration (but only to the extent that such Common Units were issued upon the issuance of Class A Common Stock or Class D Common Stock from which the redemption proceeds were obtained).

(b)    The Company may not redeem or repurchase: (i) any Common Units from the Corporation unless substantially simultaneously the Corporation redeems or repurchases an equal number of shares of Class A Common Stock for the same price per security from holders of such Class A Common Stock; or (ii) any other Equity Securities of the Company from the Corporation unless substantially simultaneously the Corporation redeems or repurchases for the same price per security an equal number of Equity Securities of Corporation of a corresponding class or series with substantially the same rights to dividends and distributions (including distributions upon liquidation) and other economic rights as those of such Equity Securities of the Corporation.

(c)    Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any repurchase or redemption if such repurchase or redemption would violate any applicable Law.

Section 3.06    Certificates. The Units shall be uncertificated unless otherwise determined by the Manager.

Section 3.07    Negative Capital Accounts. No Member shall be required to pay to any other Member or the Company any deficit or negative balance that may exist from time to time in such Member’s Capital Account (including upon and after dissolution of the Company).

Section 3.08    No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contribution or Capital Account or to receive any Distribution from the Company except as expressly provided in this Agreement.

Section 3.09    Loans From Members. Loans by Members to the Company shall not be considered Capital Contributions. Subject to the provisions of Section 3.01(c), the amount of any such advances shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such advances are made.

Section 3.10    Corporate Stock Option Plans and Equity Plans. Nothing in this Agreement shall be construed or applied to preclude or restrain the Corporation from adopting, modifying or terminating an Equity Plan or from issuing shares of Class A Common Stock pursuant to any such plans. The Corporation may implement such Equity Plans and any actions taken under such Equity Plans (such as the grant or exercise of options to acquire shares of Class A Common Stock), whether taken with respect to or by an employee or other service provider of the Corporation, the Company or their respective Subsidiaries. Such implementation shall be in a manner determined by the Corporation in accordance with the initial implementation guidelines attached to this Agreement as Exhibit C, which may be amended by the Corporation from time to time. In its sole discretion, the Corporation may amend this Agreement (including Exhibit C) as necessary or advisable in connection with the adoption, implementation, modification or termination of an Equity Plan. In the event of such an amendment by the Corporation, the Company will provide notice of such amendment to the Members. The Company is expressly authorized to issue Units (i) in accordance with the terms of any such Equity Plan, or (ii) in an amount equal to the number of shares of Class A Common Stock issued pursuant to any such Equity Plan, without any further act, approval or vote of any Member or any other Persons.

Section 3.11    Dividend Reinvestment Plan, Cash Option Purchase Plan or Other Plan. Except as may otherwise be provided in this Article III, all amounts received or deemed received by the Corporation in respect of any dividend reinvestment plan, cash option purchase plan, or other subscription plan or agreement, either (a) shall be utilized by the Corporation to effect open market purchases of shares of Class A Common Stock, or (b) if the Corporation elects instead to issue new shares of Class A Common Stock with respect to such amounts, shall be contributed by the Corporation to the Company in exchange for additional Common Units. Upon such contribution, the Company will issue to the Corporation a number of Common Units equal to the number of new shares of Class A Common Stock so issued.

ARTICLE IV.

DISTRIBUTIONS

Section 4.01    Distributions.

(a)    Distributable Cash; Other Distributions.

(i)    To the extent permitted by applicable Law and under this Agreement, Distributions to Members may be declared by the Manager out of Distributable Cash or other funds or property legally available for Distributions in such amounts, at such time and on such terms (including the payment dates of such Distributions) as the Manager in its sole discretion shall determine using such record date as the Manager may designate. All Distributions made under this Section 4.01(a)(i) shall be made to the Members holding Common Units as of the close of business on such record date on a pro rata basis in accordance with each Member’s Common Unit Percentage Interest (other than any Distributions made pursuant to Section 4.01(a)(iii)) as of the close of business on such record date. Notwithstanding the foregoing, the Manager shall have the obligation to make distributions as set forth in Section 4.01(b) and Section 14.02.

(ii)    Except as otherwise provided in Section 4.01(b), no holder of any Unvested Earn Out Unit shall be entitled to receive any Distributions in respect of such Unvested Earn Out Unit, unless and until such Unvested Earn Out Unit is converted into a Common

Unit in accordance with the terms of this Agreement. Upon conversion into a Common Unit such holder shall be entitled to Distributions in respect of such Common Unit that are declared from and after the time of such conversion. No later than five Business Days following the conversion of an Unvested Earn Out Unit into a Common Unit, the Company shall pay the holder of such Unvested Earn Out Unit all Distributions pursuant to Section 4.01(a)(i) that were made prior to such conversion or release, as applicable, and that would have been made to such holder with respect to such Unvested Earn Out Unit had such Unvested Earn Out Unit already been converted into a Common Unit prior to the declaration and making of such Distribution (each such distribution, a “Distribution Catch-Up Payment”). The Distribution Catch-Up Payments shall not include any Tax Distributions that were made prior to the vesting of such Unvested Earn Out Units. To the extent that the conversion date in respect of an Unvested Earn Out Unit occurs following the date that a Distribution is declared under Section 4.01(a)(ii) but on or before the date such Distribution is paid, then the amount distributable on each Unit in such Distribution shall not be included in the Distribution Catch-Up Payment. Instead, the holder of such Unvested Earn Out Unit shall be entitled to receive such Distribution when paid to the holders of Common Units, assuming such holder continues to hold a Common Unit on the record date with respect to such Distribution (and if not, such Distribution shall be included in the Distribution Catch-Up Payment).

(iii)    Notwithstanding the provisions of Section 4.01(a)(i), in its sole discretion, the Manager, may authorize that cash be paid to the Corporation (which payment shall be made without pro rata distributions to the other Common Units) in exchange for the redemption, repurchase or other acquisition of Equity Securities in the Company that are held by the Corporation to the extent that such cash payment is used to redeem, repurchase or otherwise acquire an equal number of corresponding Equity Securities of the Corporation in accordance with Section 3.05.

(b)    Tax Distributions and Reimbursements.

(i)    With respect to each Taxable Year, and to the extent permitted by applicable Law, the Company shall make cash distributions (“Tax Distributions”) to each Member (1) in accordance with, and to the extent of, such Member’s Assumed Tax Liability; provided, however, to the extent a Member would otherwise be entitled to receive less than its Common Unit Percentage Interest of the aggregate Tax Distributions to be paid pursuant to this Section 4.01(b)(i) on any given date, then the Tax Distributions to such Member shall be increased, as necessary, to ensure that all such Tax Distributions made pursuant to this Section 4.01(b)(i) are made pro rata in accordance with the Members’ respective Common Unit Percentage Interests; or (2) if the amount the Corporation would receive under clause (1) is, in the sole discretion of the Manager, reasonably expected to be less than the amount that will enable the Corporation to meet both its tax obligations and its obligations pursuant to the Tax Receivable Agreement, then: (I) the Corporation shall receive an amount that will enable the Corporation to meet both its tax obligations and its obligations pursuant to the Tax Receivable Agreement for the relevant taxable year or quarter, as applicable; and (II) the Members (other than the Corporation) shall receive an amount necessary to ensure that the Tax Distributions made pursuant to this Section

4.01(b)(i), when taking into account the amount to be distributed to the Corporation under clause (2)(I), are made pro rata in accordance with the Members’ respective Common Unit Percentage Interests.

(ii)    Tax Distributions pursuant to Section 4.01(b)(i) shall be estimated by the Company on a quarterly basis and, to the extent feasible, shall be distributed to the Members (together with a statement showing the calculation of such Tax Distribution and an estimate of the Company’s net taxable income allocable to each Member for such period) on a quarterly basis on April 15th, June 15th, September 15th and December 15th (or such other dates for which corporations or individuals are required to make quarterly estimated tax payments for U.S. federal income tax purposes, whichever is earlier) (each, a “Quarterly Tax Distribution”). The foregoing shall not restrict the Company from making a Tax Distribution on any other date as the Company determines is necessary to enable the Members to timely make estimated income tax payments. Quarterly Tax Distributions shall take into account the estimated taxable income or loss of the Company for the Taxable Year through the end of the relevant quarterly period. A final accounting for Tax Distributions shall be made for each Taxable Year after the allocation of the Company’s actual net taxable income or loss has been determined and any shortfall in the amount of Tax Distributions a Member received for such Taxable Year based on such final accounting shall promptly be distributed to such Member. Any excess Tax Distributions a Member receives with respect to any Taxable Year shall reduce future Tax Distributions otherwise required to be made to such Member with respect to any subsequent Taxable Year, but shall not reduce Tax Distributions made to a Member to provide such Member with its Common Unit Percentage Interest of Tax Distributions made pursuant to Section 4.01(b)(i)(1). Notwithstanding anything to the contrary in this Agreement, in its reasonable discretion, the Manager shall make equitable adjustments (downward (but not below zero) or upward) to the Members’ Tax Distributions. Any such equitable adjustments shall be made pro rata in proportion to the Members’ respective number of Common Units to take into account increases or decreases in the number of Common Units held by each Member during the relevant period. Such number of Common Units shall include any Unvested Earn Out Units converted into Common Units in connection with the occurrence of a Vesting Event.

(iii)    In the event of any audit by, or similar event with, a Governmental Entity that affects the calculation of any Member’s Assumed Tax Liability for any Taxable Year (other than an audit conducted pursuant to the Partnership Tax Audit Rules for which no election is made pursuant to Section 6226 of the Partnership Tax Audit Rules and the Treasury Regulations promulgated under the Partnership Tax Audit Rules), or in the event the Company files an amended tax return or administrative adjustment request, each Member’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event, taking into account interest, penalties or additions to tax. Any shortfall in the amount of Tax Distributions the Members and former Members received for the relevant Taxable Years based on such recalculated Assumed Tax Liability promptly shall be distributed to such Members and the successors of such former Members, except to the extent Distributions were made to such Members and former Members pursuant to Section 4.01(a)(i), Section 4.01(a)(ii) and this Section 4.01(b) in the relevant Taxable Years sufficient to cover such shortfall.

(iv)    Consistent with the provision in Section 6.06, if the Corporation is subject to any excise tax pursuant to Section 4501 of the Code and any Treasury Regulations promulgated thereunder in connection with the Redemption (as defined in the Transaction Agreement), the Company shall, to the extent permitted by applicable Law, reimburse the Corporation (“Excise Tax Reimbursement”) in an amount equal to such excise tax obligation at such time as, in it its sole discretion, the Manager reasonably determines is necessary to enable the Corporation to timely make such excise tax payments as required by applicable law. The amount of any Excise Tax Reimbursement shall be reduced by any amount of excise taxes that actually reduced Available Purchaser Closing Cash (as defined in the Transaction Agreement). For the avoidance of doubt, the amount of any Excise Tax Reimbursement the Corporation receives shall not reduce any other entitlement of the Corporation to distributions pursuant to this Agreement.

ARTICLE V.

CAPITAL ACCOUNTS; ALLOCATIONS; TAX MATTERS

Section 5.01    Capital Accounts.

(a)    The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such provisions, the following provisions:

(i)    To each Member’s Capital Account there shall be credited: (A) such Member’s Capital Contributions; (B) such Member’s distributive share of Net Profit and any item in the nature of income or gain that is allocated pursuant to Section 5.02 and Section 5.03; and (C) the amount of any Company liabilities assumed by such Member or that are secured by any asset distributed to such Member.

(ii)    To each Member’s Capital Account there shall be debited: (A) the amount of money and the Book Value of any asset distributed to such Member pursuant to any provision of this Agreement; (B) such Member’s distributive share of Net Loss and any items in the nature of deductions or losses that are allocated to such Member pursuant to Section 5.02 and Section 5.03; and (C) the amount of any liabilities of such Member assumed by the Company or that are secured by any asset contributed by such Member to the Company.

(iii)    In determining the amount of any liability for purposes of Section 5.01(a)(i) and Section 5.01(a)(ii), there shall be taken into account Section 752(c) of the Code and any other applicable provisions of the Code and the Treasury Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event that the Manager shall reasonably determine that it is necessary to modify the manner in which the Capital Accounts or any debits or credits to such Capital Accounts are maintained

(including debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members) to comply with the Code and Treasury Regulations or to ensure that the allocations provided for in this Section 5.01 have substantial economic effect and/or are in accordance with the Members’ interests in the Company, the Manager may (acting reasonably and in good faith) make such modification so long as such modification will not have any effect on the amounts distributed to any Person pursuant to Article XIV upon the dissolution of the Company. The Manager also may: (x) make any adjustments that are necessary or appropriate to maintain equality between Capital Accounts of the Members and the amount of capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g); and (y) make any appropriate modifications if unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(b)    For this purpose, in the discretion of the Manager, the Company may, upon the occurrence of the events specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such Treasury Regulations and Treasury Regulations Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of the Company’s property. Notwithstanding the foregoing, (i) if any noncompensatory options (including the Common Warrants) are outstanding upon the occurrence of any revaluation of the Company’s property, the Company shall adjust the Book Values of its properties in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2) and (ii) the Company shall effect a revaluation of the Company’s property upon the conversion of any Unvested Earn Out Units into Common Units upon the occurrence of a Vesting Event in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s).

(c)    In the event of a Transfer of Units made in accordance with this Agreement, the Capital Account of the transferor that is attributable to the transferred Units shall carry over to the transferee Member in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv)(l).

(d)    The Company shall revalue the Capital Accounts in connection with a Revaluation Event and in accordance with the definition of Book Value.

Section 5.02    Allocations. After giving effect to the allocations in Section 5.03, Net Profit and Net Loss (and, to the extent necessary, individual items of income, gain, loss, deduction or credit) of the Company for each applicable Allocation Period shall be allocated among the Members during such Allocation Period. Such allocation shall be in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 14.02(c) if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability) and the net assets of the Company were distributed, in accordance with Section 14.02(c), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Manager (acting reasonably and in good faith) may make allocations it deems necessary to give economic effect to the provisions in Article V, Article XIV and the other relevant provisions of this Agreement and to properly reflect each Member’s “interest in the partnership” within the meaning of Treasury Regulations Section 1.704-1(b)(3).

Section 5.03    Special Allocations.

(a)    Member Nonrecourse Deductions attributable to Member Nonrecourse Debt shall be allocated to the Members bearing the economic risk of loss for such Member Nonrecourse Debt as determined under Treasury Regulation Section 1.704-2(b)(4). If more than one Member bears the economic risk of loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the economic risk of loss. This Section 5.03(a) is intended to comply with the provisions of Treasury Regulation Section 1.704-2(i) and shall be interpreted consistently with such Treasury Regulation Section 1.704-2(i).

(b)    Nonrecourse deductions (as determined according to Treasury Regulations Section 1.704-2(b)(1)) for any Taxable Year shall be allocated pro rata among the Members in accordance with their Common Unit Percentage Interests. If there is a net decrease in the Company Minimum Gain during any Taxable Year, each Member shall be allocated individual items of income and gain for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulations Section 1.704-2(f). This Section 5.03(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f) and shall be interpreted in a manner consistent with Treasury Regulation Section 1.704-2(f).

(c)    If any Member that unexpectedly receives an adjustment, allocation or Distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, after all other allocations pursuant to Section 5.02 and this Section 5.03, have been tentatively made as if this Section 5.03(c) were not in this Agreement, items of income and gain for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 5.03(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent with Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

(d)    If the allocation of Net Losses (or individual items of loss or deduction) to a Member as provided in Section 5.02 would create or increase an Adjusted Capital Account Deficit, there shall be allocated to such Member only that amount of Net Loss (or individual items of loss or deduction) as will not create or increase an Adjusted Capital Account Deficit. The Net Losses (or individual items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Common Unit Percentage Interests, subject to this Section 5.03(d).

(e)    In the event that any Member has an Adjusted Capital Account Deficit at the end of any applicable Allocation Period, such Member shall be allocated items of Company gross income, and gain in the amount of such deficit as quickly as possible. Any allocation pursuant to this Section 5.03(e) shall be made, however, only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Section 5.02 and this Section 5.03 have been tentatively made as if Section 5.03(c) and this Section 5.03(e) were not in this Agreement.

(f)    To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of such asset) or loss (if the adjustment decreases the basis of such asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit and Net Loss. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis). Such gain or loss shall be specially allocated to such Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)    Notwithstanding anything to the contrary contained in this Agreement, no allocations of Net Profits or Net Losses shall be made in respect of any Unvested Earn Out Units in determining Capital Accounts unless and until such Unvested Earn Out Units are converted into Common Units upon the occurrence of a Vesting Event. In the event the Book Value of any Company asset is adjusted pursuant to the definition of Book Value upon the conversion of any Unvested Earn Out Units into Common Units, any Unrealized Gain or Unrealized Loss resulting from such adjustment shall, in the manner reasonably determined by the Manager and consistent with the definition of Book Value, be allocated first to the Common Units into which previously Unvested Earn Out Units that vested were converted, then among the Members such that the Per Unit Capital Amount relating to each Common Unit (including the Common Units into which previously Unvested Earn Out Units that vested were converted), after taking into account the Distribution Catch-Up Payment, is equal in amount immediately after making such allocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s). Notwithstanding anything to the contrary contained in this Agreement, in the event the allocations in the preceding sentence are insufficient to cause the Per Unit Capital Amount relating to each Common Unit to be so equal in amount, then, in its reasonable discretion, the Manager may cause a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3) to cause the Per Unit Capital Amount relating to each Common Unit to be so equal in amount.

(h)    The allocations set forth in Section 5.03(a) through and including Section 5.03(e) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Net Profit and Net Loss of the

Company or make Distributions. Accordingly, notwithstanding the other provisions of this Article V, but subject to the Regulatory Allocations, income, gain, deduction and loss with respect to the Company shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations. As a result of such reallocation, the respective Capital Accounts of the Members shall be in the amounts (or as close to such amounts as possible) they would have been if Net Profit and Net Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Net Profit and Net Loss (and such other items of income, gain, deduction and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero. If in any Allocation Period there is a decrease in partnership minimum gain, or in partner nonrecourse debt minimum gain, and application of the minimum gain chargeback requirements set forth in Section 5.03(a) or Section 5.03(b) would cause a distortion in the economic arrangement among the Members, then if it does not expect that the Company will have sufficient other income to correct such distortion, the Manager may request the IRS to waive either or both of such minimum gain chargeback requirements pursuant to Treasury Regulations Section 1.704-2(f)(4). If such request is granted, this Agreement shall be applied in such instance as if it did not contain such minimum gain chargeback requirement.

Section 5.04    Tax Allocations.

(a)    The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts. If any such allocation is not permitted by the Code or other applicable Law, the Company’s subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth in this Section 5.04 in computing their Capital Accounts.

(b)    In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any asset contributed to the capital of the Company and with respect to reverse Code Section 704(c) allocations described in Treasury Regulations Section 1.704-3(a)(6) shall, solely for applicable tax purposes, be allocated among the Members. Such allocation shall take account of any variation between the adjusted basis of such asset to the Company for U.S. federal income tax purposes and its initial Book Value or its Book Value determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Book Value). In the case of any variation that exists as a result of the Transactions, the foregoing allocation shall be made using the “traditional method with curative allocations limited to back end gain on sale.” In the case of any other variation, the allocation shall be made using the “traditional method with curative allocations limited to back end gain on sale,” unless another method is chosen by the Manager. In the event that multiple such variations exist, Section 704(c) shall be applied in reverse chronological order. Allocations pursuant to this Section 5.04(b), Section 704(c) of the Code (and the principles thereof), and Treasury Regulations Section 1.704-1(b)(4)(i) are solely for purposes of U.S. federal (and applicable state and local) income tax purposes. Accordingly, any such allocations shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net

Profit or Net Loss. Allocations of tax credits, tax credit recapture, and any items related to such tax credits and tax credit recapture shall be allocated to the Members as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(c)    For purposes of determining a Member’s share of the Company’s “excess nonrecourse liabilities” within the meaning of Treasury Regulations Section 1.752-3(a)(3), each Member’s interest in income and gain shall be determined pursuant to any proper method, as reasonably determined by the Manager. In making such determination in any year, the Manager shall use its reasonable best efforts to allocate a sufficient amount of the excess nonrecourse liabilities to those Members who would have at the end of the applicable Taxable Year, but for such allocation, taxable income due to the deemed distribution of money to such Member pursuant to Section 752(b) of the Code that is in excess of such Member’s adjusted tax basis in its Units. In exercising its reasonable best efforts to determine the appropriate allocation, the Manager shall use in all instances any proper method permitted under applicable Law, including without limitation the “additional method” described in Treasury Regulations Section 1.752-3(a)(3). With respect to any of the Company’s “excess nonrecourse liabilities” that arise after the Closing, the Manager shall not be required to allocate “excess nonrecourse liabilities” in the manner described in the preceding proviso to the extent that the Manager determines in its sole discretion made in good faith that such allocation would reasonably be expected to have a material adverse impact on the Corporation. For purposes of the preceding sentence, any such allocation that results in the Corporation having a lower tax basis in its interests in the Company but that does not otherwise cause the Corporation to have taxable income in the applicable Taxable Year in excess of the taxable income it otherwise would have been expected to have in such Taxable Year utilizing a different permissible allocation of “excess nonrecourse liabilities” shall not be considered a material adverse impact, including instances where this result arises from an actual or deemed distribution made to the Corporation in such Taxable Year.

(d)    If necessary (including with respect to the Vesting of an Unvested Earn Out Unit), the Company will make corrective allocations as set forth in Treasury Regulation Section 1.704-1(b)(4)(x). Without limiting the foregoing, if pursuant to Section 5.03(g) the Company causes a Capital Account reallocation in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations in accordance with principles similar to those set forth in Treasury Regulation Section 1.704-1(b)(4)(x).

(e)    In the event any Common Units issued pursuant to Section 3.02(c), Section 3.02(e), Section 3.02(f) or Section 3.10 are subsequently forfeited, the Company may make forfeiture allocations with respect to such Common Units in the Taxable Year of such forfeiture in accordance with the principles of proposed Treasury Regulations Section 1.704-1(b)(4)(xii)(c), taking into account any amendments to Treasury Regulations Section 1.704-1(b)(4)(xii)(c) and any temporary or final Treasury Regulations issued pursuant to Section 1.704-1(b)(4)(xii)(c).

(f)    Allocations pursuant to this Section 5.04 are solely for purposes of federal, state and local income taxes. Accordingly, any such allocations shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profits, Net Losses, Distributions (other than Tax Distributions) or other items of the Company pursuant to any provision of this Agreement.

Section 5.05     Tax Withholding.

(a)    If requested by the Manager, each Member shall, if able to do so, deliver to the Manager: (i) an affidavit in form satisfactory to the Company, such as an IRS Form W-9 or applicable IRS Form W-8, that the applicable Member (or its beneficial owners, as the case may be) is not subject to withholding under the provisions of any U.S. federal, state, local, foreign or other applicable Law; (ii) any certificate that the Company may reasonably request with respect to any such Laws; or (iii) any other form or instrument reasonably requested by the Company relating to any Member’s status under such Law. In the event that a Member fails or is unable to deliver to the Company an affidavit described in clause (i) of this Section 5.05(a), the Company may withhold amounts from such Member in accordance with Section 5.05(b).

(b)    After receipt of a written request of any Member or former Member, the Company shall provide such information to such Member and take such other action as may be reasonably necessary to assist such Member in making any necessary filings, applications or elections to obtain any available exemption from, or any available refund of, any withholding imposed by any taxing authority with respect to amounts distributable or items of income allocable to such Member under this Agreement to the extent not adverse to the Company or any Member. In addition and at the request of any Member, the Company shall make or cause to be made (or cause the Company to make) any such filings, applications or elections. Any Member making such a request shall cooperate with the Company, with respect to any such filing, application or election to the extent reasonably required by the Company. The requesting Member shall also be responsible for and pay any filing fees, taxes or other out-of-pocket expenses reasonably incurred in connection with any information, filing, application or elections described in this Section 5.05(b) or, if there is more than one requesting Member, by such requesting Members in accordance with their relative Common Unit Percentage Interests.

(c)    Withholding Advances. To the extent the Corporation or the Company is required by Law to withhold or to make tax payments (including payments for interest, penalties or additions to tax) on behalf of or with respect to any Member (“Withholding Advances”), the Corporation or the Company, as the case may be, may withhold such amounts and make such tax payments as so required. For the avoidance of doubt, Withholding Advances shall include the delivery of consideration in connection with a Redemption or Direct Exchange, backup withholding, Section 1445 of the Code, Section 1446 of the Code or any “imputed underpayment” within the meaning of the Code or, in each case, similar provisions of state, local or other tax Law.

(d)    Repayment of Withholding Advances. All Withholding Advances made on behalf of a Member who is an officer or director of the Corporation must be repaid as soon the Company withholds or makes tax payments on behalf of such Member. All Withholding Advances made on behalf of any other Member, plus interest thereon at a rate equal to the Prime Rate as of the date of such Withholding Advances plus 2.0% per annum, shall: (i) be paid on demand by the Member (or former Member) on whose behalf such Withholding Advances were made (it being understood that no such payment shall increase such Member’s Capital Account); or (ii) with the consent of the Manager be repaid by reducing the amount of the current or next succeeding distribution or distributions that would otherwise have been made to such Member or, if such distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. Interest on any Withholding Advances shall begin to accrue on the day that is 15 days after the payment of such Withholding Advances by the Company to the extent of the amount of Withholding Advances that have not yet been repaid by such Member at such time. Whenever repayment of a Withholding Advance by a Member is made as described in clause (ii) of this Section 5.05(c), for all other purposes of this Agreement such Member shall be treated as having received all distributions (whether before or upon any Liquidating Event) unreduced by the amount of such Withholding Advance and interest thereon.

(e)    Withholding Advances — Reimbursement of Liabilities. Each Member agrees to reimburse the Company for any liability with respect to Withholding Advances (including interest on any Withholding Advances) required or made on behalf of or with respect to such Member (including penalties imposed with respect to any Withholding Advances).

ARTICLE VI.

MANAGEMENT

Section 6.01    Authority of the Manager; Officer Delegation.

(a)    Except for situations in which the approval of any Member(s) is specifically required by this Agreement and except as otherwise provided in this Agreement: (i) all management powers over the business and affairs of the Company shall be exclusively vested in the Corporation, as the sole managing member of the Company (the Corporation, in such capacity, the “Manager”); (ii) the Manager shall conduct, direct and exercise full control over all activities of the Company; and (iii) the Manager shall have power to bind or take any action on behalf of the Company, or to exercise in its discretion any rights and power granted to the Company under this Agreement, or any other agreement, instrument or other document to which the Company is a party. Without limiting the generality of the foregoing, the Manager’s discretion shall include the right to take certain actions, give or withhold certain consents or approvals, or make certain determinations, opinions, judgment, or other decisions consistent with the grant of authority set forth in this Section 6.01(a). The Manager shall be the “manager” of the Company for the purposes of the Delaware Act. Except as otherwise expressly provided for in this Section 6.01(a) and subject to the other provisions of this Agreement, the Members consent to the exercise by the Manager of all such powers and rights conferred on the Members by the Delaware Act with respect to the management and control of the Company. Any vacancies in the position of the Manager shall be filled in accordance with Section 6.04.

(b)    Without limiting the authority of the Manager to act on behalf of the Company, the day-to-day business and operations of the Company shall be overseen and implemented by officers of the Company (each, an “Officer” and collectively, the “Officers”), subject to the limitations imposed by the Manager. An Officer may, but need not, be a Member. Each Officer shall be appointed by the Manager and shall hold office until such Officer’s successor shall be duly designated and shall qualify or until such Officer’s death or until such Officer shall resign or shall have been removed in the manner provided in this Section 6.01. Any one Person may hold more than one office. Subject to the other provisions of this Agreement, the salaries or other compensation, if any, of the Officers of the Company shall be fixed from time to time by the Manager. The authority and responsibility of the Officers shall be limited to such duties as the Manager may, from time to time, delegate to them. Unless the Manager decides otherwise, if the title is one commonly used for officers of a business corporation formed under the General Corporation Law of the State of Delaware, the assignment of such title shall constitute the delegation to such Person of the authorities and duties that are normally associated with that office. All Officers shall be, and shall be deemed to be, officers and employees of the Company. An Officer may also perform one or more roles as an officer of the Manager. Any Officer may be removed at any time, with or without cause, by the Manager.

(c)    Subject to the other provisions of this Agreement, the Manager shall have the power and authority to effectuate the sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company or the merger, consolidation, conversion, division, reorganization or other combination of the Company with or into another entity, without the prior consent of any Member or any other Person being required. Such sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company shall include the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company.

Section 6.02    Actions of the Manager. The Manager may act through any Officer or through any other Person or Persons to whom authority and duties have been delegated pursuant to Section 6.01(b).

Section 6.03    Resignation; No Removal. The Manager may resign at any time by giving written notice to the Members. Any such resignation shall be subject to the appointment of a new Manager in accordance with Section 6.04. Unless otherwise specified in the notice, the resignation shall take effect upon receipt of such notice by the Members (subject to the appointment of a new Manager in accordance with Section 6.04), and the acceptance of the resignation shall not be necessary to make it effective. The Members have no right under this Agreement to remove or replace the Manager. Notwithstanding anything to the contrary in this Section 6.03, no replacement or termination of the Corporation as the Manager shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of the Corporation, its successor or assign (if applicable) and any new Manager and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than the Corporation (or its successor or assign, as applicable) as the Manager shall be effective unless: (a) the new Manager executes a Joinder to this Agreement and agrees to be bound by the terms and conditions in this Agreement; and (b) the Corporation (or its successor or assign, as applicable) and the new Manager (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against the Corporation (or its successor, as applicable) and the new Manager (as applicable), to cause (i) the Corporation to comply with all of the Corporation’s obligations under this Agreement (in its capacity as a Member) and (ii) the new Manager to comply with all of the Manager’s obligations under this Agreement.

Section 6.04    Vacancies. Vacancies in the position of Manager occurring for any reason shall be filled by the Corporation. If the Corporation has ceased to exist without any successor or assign, then any such Manager vacancy shall be filled by the holders of a majority in interest of the voting capital stock of the Corporation immediately prior to such cessation. The Members (other than the Corporation) have no right under this Agreement to fill any vacancy in the position of Manager.

Section 6.05    Transactions Between the Company and the Manager. The Manager may cause the Company to contract and deal with the Manager, or any Affiliate of the Manager. With the exception of contracts and dealings between the Company and its Subsidiaries, any contracts between the Manager or any Affiliate of the Manager and the Company shall be: (i) on terms comparable to and competitive with those available to the Company from others dealing at arm’s length; (ii) approved by the Members (other than the Manager) holding a majority of the Percentage Interests of the Members (other than the Manager); or (iii) approved by the Disinterested Majority. Any contracts between the Manager or any Affiliate of the Manager and the Company approved pursuant to clause (i), (ii) or (iii) in the preceding sentence must also be otherwise permitted by the Credit Agreements. The limitations set forth in the foregoing sentence shall in no way, however, limit the Manager’s rights under Section 3.02, Section 3.04, Section 3.05 or Section 3.10. The Members approve each of the contracts or agreements between or among the Manager or its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company or its Affiliates (other than the Manager and any of the Company’s Subsidiaries), on the other hand, entered into on or prior to the date of this Agreement in accordance with the Fourth A&R LLC Agreement or that the board of managers of the Company or the Corporate Board has approved in connection with the Transactions, including the Recapitalization, as of the date of this Agreement, including the Tax Receivable Agreement.

Section 6.06    Reimbursement for Expenses. Except as provided in this Section 6.06, the Manager shall not be compensated for its services as the Manager of the Company. The Members acknowledge and agree that the Manager’s Class A Common Stock is publicly traded and, therefore, the Manager has access to the public capital markets and that such status and the services performed by the Manager will inure to the benefit of the Company and all Members. Accordingly, the Manager shall be reimbursed by the Company for any reasonable out-of-pocket expenses incurred on behalf of the Company. Such reasonable out-of-pocket expenses incurred on behalf of the Company shall apply to, among others, all fees, expenses and costs associated with being a public company (including public reporting obligations, proxy statements, stockholder meetings, Trading Market fees (or fees associated with the principal national securities exchange on which the Class A Common Stock is then listed or admitted to trading), transfer agent fees, legal fees, SEC and FINRA filing fees, offering expenses and excise taxes (including any excise taxes imposed pursuant to Section 4501 of the Code) incurred in connection with the redemption of any shares of Equity Securities of the Manager) and maintaining its corporate existence. In the event that shares of Class A Common Stock are sold to underwriters in any subsequent public offering at a price per share that is lower than the price per share for which such shares of Class A Common Stock are sold to the public in such subsequent public offering, after taking into account underwriters’ discounts or commissions and brokers’ fees or commissions (such difference, the “Discount”): (i) the Manager shall be deemed to have contributed to the Company in exchange for newly issued Common Units the full amount for which such shares of Class A Common Stock were sold to the public; and (ii) the Company shall be deemed to have paid the Discount as an expense. In accordance with the foregoing and Section 1.01(b) and 1.01(c) of the Transaction

Agreement, the Manager also shall be deemed to have contributed to the Company, in exchange for newly issued Common Units and Common Warrants, the Purchaser Transaction Costs and the Company Transaction Costs (in each case, as defined in the Transaction Agreement). To the extent practicable, expenses incurred by the Manager on behalf of or for the benefit of the Company shall be billed directly to and paid by the Company. To the extent any reimbursements to the Manager or any of its Affiliates by the Company pursuant to this Section 6.06 constitute gross income to such Person (as opposed to the repayment of advances made by such Person on behalf of the Company), such amounts shall be treated as “guaranteed payments” within the meaning of Section 707(c) of the Code (unless otherwise required by the Code and Treasury Regulations) and shall not be treated as distributions for purposes of computing the Members’ Capital Accounts. Notwithstanding the foregoing, the Company shall not bear any obligations with respect to income tax of the Manager or any payments made pursuant to the Tax Receivable Agreement other than in a manner that is expressly contemplated under this Agreement.

Section 6.07    Limitation of Liability of Manager.

(a)    Except as otherwise provided in this Agreement or in an agreement entered into by such Person and the Company, neither the Manager nor any of the Manager’s Affiliates or the Manager’s officers, directors or employees (collectively “Manager’s Representatives”) shall be liable to the Company, to any Member that is not the Manager or to any other Person bound by this Agreement for any act or omission performed or omitted by the Manager in its capacity as the sole managing member of the Company pursuant to authority granted to the Manager by this Agreement. Except as otherwise provided in this Agreement, however, the foregoing limitation of liability shall not apply to the extent the act or omission was attributable to the Manager’s or the Manager’s Representative’s gross negligence, bad faith, fraud intentional misconduct or knowing violation of Law or for any present or future material breaches of any representations, warranties or covenants by the Manager or any Manager’s Representative contained in this Agreement or in the Other Agreements with the Company. The Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it under this Agreement either directly or by or through its agents. and the Manager shall not be responsible for any misconduct or negligence on the part of any such agent (so long as such agent was selected in good faith and with reasonable care). The Manager shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors. Any act of or failure to act by the Manager in good faith reliance on the advice of any of the foregoing shall in no event subject the Manager to liability to the Company or any Member that is not the Manager.

(b)    Notwithstanding any other provision of this Agreement or in any agreement contemplated in this Agreement or applicable provisions of Law or equity or otherwise, to the fullest extent permitted by applicable Law, whenever this Agreement or any other agreement contemplated in this Agreement provides that the Manager shall act in a manner that is, or provide terms that are, “fair and reasonable” to the Company or any Member that is not the Manager, the Manager shall determine such appropriate action or provide such terms considering, in each case, the relative interests of each party to such agreement, transaction or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, and any applicable United States generally accepted accounting practices or principles.

(c)    In connection with the performance of its duties as the Manager of the Company, except as otherwise set forth in this Agreement, the Manager acknowledges that, solely in its capacity as the Manager, it will owe fiduciary duties to the Members. Such fiduciary duties shall be the same fiduciary duties as such Manager would owe to the stockholders of a Delaware corporation if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation. Officers of the Company shall also owe Members and the Company the same fiduciary duties they would owe as if they were officers of a Delaware corporation.

Section 6.08    Investment Company Act. The Manager shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

ARTICLE VII.

RIGHTS AND OBLIGATIONS OF MEMBERS AND THE MANAGER

Section 7.01    Limitation of Liability and Duties of Members.

(a)    Except as provided in this Agreement or in the Delaware Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. No Member or Manager shall be obligated personally for any debts, obligations, contracts or liabilities of the Company solely by reason of being a Member or the Manager (except to the extent and under the circumstances set forth in any non-waivable provision of the Delaware Act). Notwithstanding anything contained in this Agreement to the contrary and to the fullest extent permitted by applicable Law, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Delaware Act shall not be grounds for imposing personal liability on the Members for liabilities of the Company.

(b)    In accordance with the Delaware Act and the Laws of the State of Delaware, a Member may, under certain circumstances, be required to return amounts previously distributed to such Member. It is the intent of the Members that no Distribution to any Member pursuant to Article IV or Article XIV shall be deemed a return of money or other property paid or distributed in violation of the Delaware Act. The payment of any such money or Distribution of any such property to a Member shall be deemed to be a compromise within the meaning of Section 18-502(b) of the Delaware Act. To the fullest extent permitted by Law, any Member receiving any such money or property shall not be required to return any such money or property to the Company or any other Person, unless such distribution was made by the Company to its Members in clerical error. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

(c)    To the fullest extent permitted by applicable Law, including Section 18-1101(c) of the Delaware Act, and notwithstanding any other provision of this Agreement (but subject to Section 6.07 with respect to the Manager) or in any Agreement contemplated in this Agreement or applicable provisions of Law or equity or otherwise, to the extent that any Member (other than the Manager in its capacity as such) (or any Member’s Affiliate or any manager, managing member, general partner, director, officer, employee, agent, fiduciary or trustee of any Member or of any Affiliate of a Member (other than the Company)) has duties (including fiduciary duties) to the Company, the Manager, another Member, any Person who acquires an interest in a Unit or any other Person bound by this Agreement, all such duties (including fiduciary duties) are eliminated, to the fullest extent permitted by law, and replaced with the duties or standards expressly set forth in this Agreement. The limitations set forth in the preceding sentence shall not, however, eliminate the implied contractual covenant of good faith and fair dealing. The elimination of duties (including fiduciary duties) to the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement and replacement of such duties with the duties or standards expressly set forth in this Agreement are approved by the Company, the Manager, each of the Members, each other Person who acquires an interest in a Unit and each other Person bound by this Agreement.

Section 7.02    Lack of Authority. No Member, other than the Manager or a duly appointed Officer, in each case in its capacity as such, has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditure on behalf of the Company. The Members consent to the exercise by the Manager of the powers conferred on it by Law and this Agreement.

Section 7.03    No Right of Partition. No Member, other than the Manager, shall have the right to seek or obtain partition by court decree or operation of Law of any property of the Company, or the right to own or use particular or individual assets of the Company.

Section 7.04    Indemnification.

(a)    The Company agrees to indemnify and hold harmless any Person (each an “Indemnified Person”) to the fullest extent permitted under applicable Law, as the same now exists or may hereafter be amended, substituted or replaced. To the fullest extent permitted by applicable Law, no such amendment, substitution or replacement shall affect the existing rights of any Indemnified Person except to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is currently providing immediately prior to such amendment, substitution or replacement. The Indemnification provided under this Section 7.04 shall indemnify and hold harmless each Indemnified Person against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person’s Affiliates) by reason of the fact that such Person: (i) is or was a Member or an Affiliate of any Member (other than as a result of an ownership interest in the Corporation); (ii) is or was serving as the Manager or a director, officer or employee of the Manager, the Company Representative, or a director, manager, Officer or employee of the Company; or (iii) is or was serving at the request of the Company as a manager, officer, director, principal, member, employee, advisor, attorney, accountant or other agent or representative of another Person. Notwithstanding the foregoing, no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to such Indemnified Person’s or its Affiliates’ fraud, bad faith, willful misconduct or knowing violation of Law or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates contained in this Agreement or in Other Agreements with the Company. Reasonable expenses, including out-of-pocket attorneys’ fees, incurred by any such Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal from such proceeding, upon receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(b)    The right to indemnification and the advancement of expenses conferred in this Section 7.04 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, bylaw, action by the Manager or otherwise.

(c)    The Company shall maintain directors’ and officers’ liability insurance, or substantially equivalent insurance, at its expense, to protect any Indemnified Person against any expense, liability or loss described in Section 7.04(a) whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 7.04. The Company shall use its commercially reasonable efforts to purchase and maintain property, casualty and liability insurance in types and at levels customary for companies of similar size engaged in similar lines of business, as determined in good faith by the Manager. The Company shall use its commercially reasonable efforts to purchase directors’ and officers’ liability insurance (including employment practices coverage) with a carrier and in an amount determined necessary or desirable, as determined in good faith by the Manager.

(d)    The indemnification and advancement of expenses provided for in this Section 7.04 shall be provided out of and to the extent of Company assets only. Unless such Member otherwise agrees in writing or is found in a non-appealable decision by a Governmental Entity of competent jurisdiction to have personal liability on account of such expenses, no Member shall have personal liability or shall be required to make additional Capital Contributions to help satisfy indemnity obligations of the Company. The Company (i) shall be the primary indemnitor of first resort for such Indemnified Person pursuant to this Section 7.04 and (ii) shall be fully responsible for the advancement of all expenses and the payment of all damages or liabilities with respect to such Indemnified Person which are addressed by this Section 7.04.

(e)    If this Section 7.04 or any portion of this Agreement shall be invalidated on any ground by any Governmental Entity of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 7.04 to the fullest extent permitted by any applicable portion of this Section 7.04 that shall not have been invalidated and to the fullest extent permitted by applicable Law.

ARTICLE VIII.

BOOKS, RECORDS, ACCOUNTING AND REPORTS, AFFIRMATIVE COVENANTS

Section 8.01    Records and Accounting. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company’s business, including all books and records necessary to provide any information, lists and copies of documents required pursuant to applicable Laws. All matters concerning (a) the determination of the relative amount of allocations and Distributions among the Members pursuant to Article IV and Article V and (b) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager. Any such determination by the Manager shall be final and conclusive as to all of the Members absent manifest clerical error or common law fraud.

Section 8.02    Fiscal Year. The Fiscal Year of the Company shall end on December 31 of each year or such other date as may be established by the Manager.

Section 8.03    Inspection Rights. The Company shall permit each Member and each of its designated representatives to examine the books and records of the Company or any of its Subsidiaries. Such examination shall occur at the principal office of the Company or such other location as the Manager shall reasonably approve during normal business hours and upon reasonable notice for any purpose reasonably related to such Member’s Units. Any such inspection by a Member shall be a the Member’s sole cost and expense, The inspection rights provided in this Section 8.03 shall not interfere, however, with the Manager’s right to keep confidential from the Members certain information in accordance with Section 18-305 of the Delaware Act.

ARTICLE IX.

TAX MATTERS

Section 9.01    Preparation of Tax Returns. The Manager shall arrange for the preparation and timely filing of all tax returns required to be filed by the Company. The Manager shall use reasonable efforts (taking into account applicable extensions of time to file tax returns) to furnish, within 215 days of the close of each Taxable Year, or as soon as reasonably possible, to each Member a completed IRS Schedule K-1 (and any comparable state and local income tax form) and such other information as is reasonably requested by such Member relating to the Company that is necessary for such Member to comply with its tax reporting obligations. The Company may issue an IRS Schedule K-1 (and any comparable state and local income tax form) to each C-2 Member with respect to the Equity Securities received pursuant to the Conversion that occurs on the date hereof, however, no income or loss will be allocated to such C-2 Members with respect to such Equity Securities so long as the C-2 Exchange pursuant to Section 11.07 occurs on the date hereof. Subject to the terms and conditions of this Agreement, in its capacity as Company Representative, the Manager shall have the authority to prepare the tax returns of the Company using such permissible methods and elections as it determines in its reasonable discretion, including the use of any permissible method under Section 706 of the Code for purposes of determining the varying Units of its Members.

Section 9.02    Tax Elections. The Taxable Year shall be the Fiscal Year set forth in Section 8.02, unless otherwise required by Section 706 of the Code. The Manager shall cause the Company and each of its Subsidiaries that is treated as a partnership for U.S. federal income tax purposes to have in effect an election pursuant to Section 754 of the Code (or any similar provisions of applicable state, local or foreign tax Law) for the Taxable Year that includes the Closing and each subsequent Taxable Year in which an Exchange (as defined in the Tax Receivable Agreement) occurs. The preceding sentence shall not apply, however, to any Company Subsidiary to the extent it is directly or indirectly held by or through any Company Subsidiary that is treated as a corporation for U.S. federal, and applicable state and local, income tax purposes. The Manager shall take commercially reasonable efforts to cause each Person in which the Company owns a direct or indirect equity interest that is so treated as a partnership to have in effect such an election for the Taxable Year that includes the Closing and each subsequent Taxable Year in which an Exchange (as defined in the Tax Receivable Agreement) occurs. The foregoing shall not apply to any such Person that is directly or indirectly held by or through an entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes. Each Member will upon request supply any information reasonably necessary to give proper effect to any such elections.

Section 9.03    Company Representative.

(a)    The Manager is specially authorized and appointed to act as the Company Representative and in any similar capacity under state or local Law. The Manager may also appoint and replace the Company Representative. The Company Representative shall designate a “designated individual” in accordance with Treasury Regulations Section 301.6223-1(b)(3)(i). The Company and the Members (including any Member designated as the Company Representative prior to the date of this Agreement) shall reasonably cooperate with each other and shall use reasonable best efforts to cause the Manager (or any Person subsequently designated) to become the Company Representative with respect to any taxable period of the Company with respect to which the statute of limitations has not yet expired. To implement the foregoing, the Company and the Members shall cause any tax matters partner, partnership representative or designated individual designated prior to the Closing Date to resign, be revoked or replaced, as applicable, including (as applicable) by filing certifications pursuant to Treasury Regulations Section 301.6231(a)(7)-1(d).

(b)    At the Company’s expense, the Company Representative may retain such outside counsel, accountants and other professional consultants as the Company Representative reasonably deems necessary in the course of fulfilling its obligations. Subject to the other terms of this Agreement, the Company Representative is authorized to take such actions and execute and file all statements and forms on behalf of the Company that are approved by the Manager and are permitted or required by the applicable provisions of the Partnership Tax Audit Rules. The Company Representative will have sole discretion to determine whether the Company (either in its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. Each Member agrees to reasonably cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative (including paying all resulting taxes, additions to tax, penalties and interest in a timely fashion) in connection with any examination of the Company’s affairs by any taxing authorities, including resulting administrative and judicial proceedings. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes) will be paid by such Member. If such deficiency is required to be paid (and actually paid) by the Company, such deficiency will be recoverable from such Member as provided in Section 5.05. The Company Representative shall be entitled to cause the Company to elect the application of Section 6226 of the Code with respect to any imputed underpayment or make any other decision or election, or take any action pursuant to Sections 6221 through 6235 and 6241 of the Code. Notwithstanding the foregoing, the Company Representative shall ensure that the Company either elects the application of Section 6226 of the Code with respect to any taxable period that begins prior to the date hereof or that the former Members in such audit year, in accordance with Section 6.11(c) of the Business Combination Agreement, make other arrangements to bear the economic burden of any “imputed underpayment” and any associated interest, adjustments to tax and penalties (or similar liability imposed under other provision of state, local of non-U.S. Law) attributable to such former Members. The Company Representative shall keep the Members reasonably informed of any material audit or administrative or judicial proceedings and any decisions or elections described in the previous sentence that are material in nature. The Company shall reimburse the Company Representative for all reasonable, documented out-of-pocket expenses incurred by the Company Representative, including reasonable fees of any professional attorneys, in carrying out its duties as the Company Representative. In the event that the Manager determines that the foregoing provisions are no longer applicable to the Company, either due to a change of controlling law or the enactment of applicable Treasury Regulations, the Manager is authorized to take any reasonable actions as may be required concerning tax matters of the Company not otherwise addressed in this Section 9.03. The provisions of this Section 9.03 shall survive the termination of any Member’s interest in the Company, the termination of this Agreement and the termination of the Company. The provisions of this Section 9.03 shall remain binding on each Member for the period of time necessary to resolve with any applicable taxing authority any tax matters relating to the Company.

Section 9.04    Earn Out Units. The parties to this Agreement intend that, for U.S. federal income tax purposes, unless otherwise required by the Code or Treasury Regulations: (a) the Unvested Earn Out Units received by any of the Pre-Transaction Members shall not be treated as being received in connection with the performance of services; (b) the receipt of Common Units on conversion of any Unvested Earn Out Units upon a Vesting Event shall be treated in accordance with principles similar to those set forth in Treasury Regulation Section 1.721-2(a); and (c) the Pre-Transaction Members shall not be treated as having taxable income or gain as a result of the receipt of such Unvested Earn Out Units or the receipt of any Common Units as a result of any Vesting Event (other than as a result of corrective allocations made pursuant to the second sentence of Section 5.04(d)). The Company shall prepare and file all applicable tax returns consistent therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code or a change in applicable Law. Notwithstanding the foregoing, each of the Pre-Transaction Members may, within 30 days of the Closing Date, as defined in the Transaction Agreement, file with the IRS on a protective basis a completed election under Section 83(b) of the Code and the Treasury Regulations with respect to the Unvested Earn Out Units.

Section 9.05    Transaction Agreement. Notwithstanding anything to the contrary, to the extent of any conflict between Section 9.03 of this Agreement and Section 6.11(c) of the Transaction Agreement, Section 6.11(c) of the Transaction Agreement shall control with respect to the matters described in the Transaction Agreement.

ARTICLE X.

RESTRICTIONS ON TRANSFER OF UNITS; CERTAIN TRANSACTIONS

Section 10.01    Transfers by Members. No holder of Units shall Transfer any interest in any Units, except Transfers: (a) pursuant to and in accordance with Section 10.02 and Section 10.09 or Section 11.07; (b) approved in advance and in writing by the Manager, in the case of Transfers by any Member other than the Manager; or (c) in the case of Transfers by the Manager, to any Person who succeeds to the Manager in accordance with Section 6.04. Notwithstanding the foregoing, “Transfer” shall not include any indirect Transfer of Units held by the Manager by virtue of any Transfer of Equity Securities in the Corporation. Notwithstanding any other provision of this Agreement to the contrary, no Member shall Transfer all or any part of its Units or any right or economic interest pertaining to such Units if such Transfer, nor shall the Company issue any Units (other than Equity Securities issued to holders of Series C-2 Convertible Notes pursuant to the Conversion) if such issuance, in the reasonable discretion of the Manager, (x) would cause the Company to (1) be classified as a “publicly traded partnership” as that term is defined in Section 7704 of the Code and Treasury Regulations promulgated thereunder or (2) fail to qualify for the safe harbor contained in Treasury Regulations Section 1.7704-1(h) or (y) would result in the Company having more than 100 partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)) in any Fiscal Year that is not a Restricted Fiscal Year.

Section 10.02    Permitted Transfers. The restrictions contained in Section 10.01 shall not apply to any of the following (each, a “Permitted Transfer” and each transferee, a “Permitted Transferee”): (i) a Transfer pursuant to a Redemption or Direct Exchange in accordance with Article XI; (ii) a Transfer by a Member to the Corporation or any of its Subsidiaries; or (iii) to an Affiliate of such Member; provided that (a) all such Units held by the transferor (or its regarded taxpayer for U.S. federal tax purposes) are Transferred to such Affiliate or (b) for U.S. federal tax purposes, the Affiliate is treated as the same taxpayer as the transferor or (c) with the prior written consent of the Manager. The restrictions contained in this Agreement will continue to apply to Units after any Permitted Transfer of such Units. In addition, in the case of any transfers pursuant to clause (iii) of this Section 10.02: (i), the Permitted Transferees of the Units so Transferred shall at the time of the Permitted Transfer agree in writing to be bound by the provisions of this Agreement; and (ii) prior to such Transfer the transferor will deliver a written notice to the Company and the Members, which notice will disclose in reasonable detail the identity of the proposed Permitted Transferee. If a Permitted Transfer pursuant to clause (iii) of this Section 10.02 would result in a Change of Control, such Member must provide the Manager with written notice of any such proposed Permitted Transfer at least 60 calendar days prior to the consummation of such Permitted Transfer. In the case of a Permitted Transfer of any Common Units by any Member holding Class B Common Stock or Class C Common Stock to a Permitted Transferee in accordance with this Section 10.02, such Member shall also transfer a number of shares of Class B Common Stock or Class C Common Stock, as applicable, equal to the number of Common Units that were transferred by such Member in the transaction to such Permitted Transferee. All Permitted Transfers are subject to the additional limitations set forth in Section 10.07(b).

Section 10.03    Restricted Units Legend. The Units have not been registered under the Securities Act. Consequently, in addition to the other restrictions on Transfer contained in this Agreement, such Units cannot be sold unless subsequently registered under the Securities Act or if an exemption from such registration is then available with respect to such sale. The book-entry statements representing the Units shall bear, and to the extent Units have been certificated in accordance with Section 3.06, each certificate evidencing Units and each certificate issued in exchange for or upon the Transfer of any Units shall be stamped or otherwise imprinted with, a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION UNDER THE ACT. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF X-ENERGY REACTOR COMPANY, LLC, AS IT MAY BE AMENDED, RESTATED, AMENDED AND RESTATED, OR OTHERWISE MODIFIED FROM TIME TO TIME, AND X-ENERGY REACTOR COMPANY, LLC RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH SECURITIES UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH CONDITIONS SHALL BE FURNISHED BY X-ENERGY REACTOR COMPANY, LLC TO THE HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.”

The legend set forth above shall be removed from the book-entry statements or certificates (if any) evidencing any Units that cease to be Units in accordance with the definition of Units.

Section 10.04    Transfer. Prior to Transferring any Units, the Transferring holder of Units shall cause the prospective Permitted Transferee to be bound by this Agreement and any other agreements executed by the holders of Units and relating to such Units in the aggregate to which the Transferring holder was a party (collectively, the “Other Agreements”). Any prospective Permitted Transferee shall execute and deliver to the Company counterparts of this Agreement and any applicable Other Agreements.

Section 10.05    Assignee’s Rights.

(a)    The Transfer of a Unit in accordance with this Agreement shall be effective as of the date of such Transfer (assuming compliance with all of the conditions to such Transfer set forth in this Article X), and such Transfer shall be shown on the books and records of the Company. Net Profits, Net Losses and other items of the Company shall be allocated between the transferor and the transferee according to Code Section 706, using any permissible method as determined in the reasonable discretion of the Manager. Distributions made before the effective date of such Transfer shall be paid to the transferor, and Distributions made on or after such date shall be paid to the Assignee.

(b)    Unless and until an Assignee becomes a Member pursuant to Article XII, the Assignee shall not be entitled to any of the rights granted to a Member under this Agreement or under applicable Law, other than the rights granted specifically to Assignees pursuant to this Agreement. Without relieving the Transferring holder from any such limitations or obligations as more fully described in Section 10.06, such Assignee shall be bound by any limitations and obligations of a Member contained in this Agreement by which a Member would be bound on account of the Assignee’s Units (including the obligation to make Capital Contributions on account of such Units).

Section 10.06    Assignor’s Rights and Obligations. Any Member who shall Transfer any Unit in a manner in accordance with this Agreement shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges, or, except as set forth in this Section 10.06, duties, liabilities or obligations, of a Member with respect to such Units or other interest. The Members acknowledge and agree, however, that the applicable provisions of Section 6.07 and Section 7.04 shall continue to inure to such Person’s benefit. Unless and until the Assignee (if not already a Member) is admitted as a Substituted Member in accordance with the provisions of Article XII (the “Admission Date”): (a) such Transferring holder shall retain all of the duties, liabilities and obligations of a Member with respect to such Units; and (b) in its sole discretion, the Manager may reinstate all or any portion of the rights and privileges of such Member with respect to such Units for any period of time prior to the Admission Date. Nothing contained in this Agreement shall relieve any Member who Transfers any Units in the Company: (i) from any liability to the Company with respect to such Units that may exist as of the Admission Date or that is otherwise specified in the Delaware Act; (ii) for any liability to the Company or any other Person for any materially false statement made by such Member (in its capacity as such); or (iii) for any present or future breaches of any representations, warranties or covenants by such Member (in its capacity as such) contained in this Agreement or in the Other Agreements with the Company.

Section 10.07    Overriding Provisions.

(a)    To the fullest extent permitted by applicable Law, any Transfer or attempted Transfer of any Units in violation of this Agreement (including any prohibited indirect Transfers) shall be null and void ab initio, and the provisions of Section 10.05 and Section 10.06 shall not apply to any such Transfers. Any Person to whom a Transfer is made or attempted in violation of this Agreement shall not become a Member and shall not have any other rights in or with respect to any rights of a Member of the Company with respect to the applicable Units. The approval of any Transfer in any one or more instances shall not limit or waive the requirement for such approval in any other or future instance. The Manager shall promptly amend the Schedule of Members to reflect any Permitted Transfer pursuant to this Article X.

(b)    Notwithstanding anything contained in this Agreement to the contrary (including the provisions of Section 10.01, Article XI and Article XII), in no event shall any Member Transfer any Units to the extent such Transfer would:

(i)    result in the violation of the Securities Act, or any other applicable federal, state or foreign Laws;

(ii)    cause the Company to be required to register under the Investment Company Act;

(iii)    in the reasonable determination of the Manager, be or result in a violation of or a default (or an event that, with notice or the lapse of time or both, would constitute a default) under, or result in an acceleration of any obligation under any Credit Agreement to which the Company or the Manager is a party. Notwithstanding the foregoing, the payee or creditor to whom the Company or the Manager owes such obligation is not an Affiliate of the Company or the Manager;

(iv)    be a Transfer to a Person who is not legally competent or who has not achieved such Person’s majority of age under applicable Law (excluding trusts for the benefit of minors);

(v)    be a Transfer to a Competitor;

(vi)    cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or any successor provision to Section 7704 of the Code; or

(vii)    result in the Company having more than one hundred (100) partners, within the meaning of Treasury Regulations Section 1.7704-1(h)(1) (determined pursuant to the rules of Treasury Regulations Section 1.7704-1(h)(3)).

(c)    Notwithstanding anything contained in this Agreement to the contrary, in no event shall any Member that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code Transfer any Units (including in connection with a Redemption or a Direct Exchange) unless and until such Member and the transferee have delivered to the Company, in respect of the relevant Transfer (or Redemption or Direct Exchange, as applicable), written evidence that all required withholding under Section 1446(f) of the Code will have been done and duly remitted to the applicable Governmental Entity or duly executed certifications (prepared in accordance with the applicable Treasury Regulations or other authorities) of an exemption from such withholding. The Company shall cooperate in the manner set forth in Section 10.07(a) with any reasonable requests from such Member for certifications or other information from the Company in connection with satisfying this Section 10.07(c) prior to the relevant Transfer (or Redemption or Direct Exchange, as applicable).

Section 10.08    Spousal Consent. In connection with the execution and delivery of this Agreement, any Member will deliver to the Company an executed consent from such Member’s spouse (if any) in the form of Exhibit B-1 attached to this Agreement or a Member’s spouse confirmation of separate property in the form of Exhibit B-2 attached to this Agreement. If, at any time subsequent to the date of this Agreement such Member becomes legally married (whether in the first instance or to a different spouse), such Member shall cause such Member’s spouse to execute and deliver to the Company a consent in the form of Exhibit B-1 or Exhibit B-2 attached to this Agreement. Such Member’s non-delivery to the Company of an executed consent in the form of Exhibit B-1 or Exhibit B-2 at any time shall constitute such Member’s continuing representation and warranty that such Member is not legally married as of such date.

Section 10.09    Certain Transactions with respect to the Corporation.

(a)    In connection with a Change of Control Transaction, in its sole discretion, the Manager shall have the right to require each Member (other than the Corporation and its Subsidiaries) to effect a Redemption of all or a portion of such Member’s Common Units together with an equal number of shares of Class B Common Stock or Class C Common Stock, as applicable. Pursuant to a Redemption, such Common Units and such shares of Class B Common Stock or Class C Common Stock will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity) in accordance with the

Redemption provisions of Article XI, mutatis mutandis (applied for this purpose as if the Corporation had delivered an Election Notice that specified a Share Settlement with respect to such Redemption) and otherwise in accordance with this Section 10.09(a). Any such Redemption pursuant to this Section 10.09(a) shall be effective immediately prior to the consummation of such Change of Control Transaction. For the avoidance of doubt, any such Redemption shall be contingent upon the consummation of such Change of Control Transaction and shall not be effective if such Change of Control Transaction is not consummated (the date of such Redemption pursuant to this Section 10.09(a), the “Change of Control Date”). In the event the Manager requires a Redemption under this Section 10.09, then (i) the Common Units and any shares of Class B Common Stock and Class C Common Stock, subject to such Redemption shall be deemed to be transferred to the Corporation on the Change of Control Date; and (ii) each such Member shall cease to have any rights with respect to the Units and any shares of Class B Common Stock and Class C Common Stock, subject to such Redemption (other than the right to receive shares of Class A Common Stock (or economically equivalent cash or Equity Securities in a successor entity) pursuant to such Redemption). In the event the Manager desires to initiate the provisions of this Section 10.09, the Manager shall provide written notice of an expected Change of Control Transaction to all Members within the earlier of (x) five Business Days following the execution of a definitive agreement with respect to such Change of Control Transaction and (y) ten Business Days before the proposed date upon which the contemplated Change of Control Transaction is to be effected. Any such notice shall include shall reasonably describe: (i) the Change of Control Transaction, including the date of execution of any definitive agreement or the proposed effective date for the Change of Control; (ii) the amount and types of consideration to be paid for shares of Class A Common Stock in the Change of Control Transaction; and (iii) any election with respect to types of consideration that a holder of shares of Class A Common Stock shall be entitled to make in connection with a Change of Control Transaction. The election referred to in the preceding sentence shall be available to each Member on the same terms as holders of shares of Class A Common Stock. Following delivery of such notice and on or prior to the Change of Control Date, the Members shall take all actions reasonably requested by the Corporation to effect such Redemption. Such actions shall include taking any action and delivering any document required pursuant to this Section 10.09(a) to effect such Redemption.

(b)    If a Corporation Offer is proposed by the Corporation or is proposed to the Corporation or its stockholders and approved by the Corporate Board or is otherwise effected or to be effected with the consent or approval of the Corporate Board, the Manager shall provide written notice of the Corporation Offer to all Members within the earlier of (i) five Business Days following the execution of a definitive agreement with respect to, or the commencement of, such Corporation Offer and (ii) ten Business Days before the proposed date upon which the Corporation Offer is to be effected. Any such written notice shall reasonably describe: (i) the Corporation Offer, including the date of execution of any definitive agreement or of such commencement; (ii) the material terms of such Corporation Offer, including the amount and types of consideration to be received by holders of shares of Class A Common Stock in the Corporation Offer; (iii) any election with respect to types of consideration that a holder of shares of Class A Common Stock shall be entitled to make in connection with such Corporation Offer; and (iv) the number of Common Units (and the corresponding shares of Class B Common Stock and Class C Common Stock) held by such Member that is applicable to such Corporation Offer. The Members (other than the Corporation and its Subsidiaries) shall be permitted to participate in such Corporation Offer by delivering a written notice of participation that is effective immediately prior to the consummation of such Corporation Offer (and that is contingent upon consummation of such offer). Any such written notice shall include such information necessary for consummation of such offer as requested by the Corporation. In the case of any Corporation Offer that was initially proposed by the Corporation, the Corporation shall use reasonable best efforts to enable and permit the Members (other than the Corporation and its Subsidiaries) to participate in such transaction to the same extent or on an economically equivalent basis as the holders of shares of Class A Common Stock, and to enable such Members to participate in such transaction without being required to exchange Common Units or shares of Class B Common Stock or Class C Common Stock prior to the consummation of such transaction. In no event shall the Members be entitled to receive in such Corporation Offer aggregate consideration for each Common Unit that is greater than the consideration payable in respect of each share of Class A Common Stock in connection with a Corporation Offer. Payments under or in respect of the Tax Receivable Agreement shall not be considered part of any such consideration.

(c)    If a transaction or proposed transaction constitutes both a Change of Control Transaction and a Corporation Offer, the provisions of Section 10.09(a) shall take precedence over the provisions of Section 10.09(b) with respect to such transaction. The provisions of Section 10.09(b) shall be subordinate to provisions of Section 10.09(a), and may only be triggered if the Manager elects to waive the provisions of Section 10.09(a).

ARTICLE XI.

REDEMPTION AND DIRECT EXCHANGE RIGHTS

Section 11.01    Redemption Right of a Member.

(a)    Each Member (other than a C-2 Member, the Corporation and its Subsidiaries), from and after the expiration of any contractual lock-up period relating to the shares of the Corporation that may be applicable to such Member shall be entitled to cause the Company to redeem (a “Redemption”) its Common Units (excluding any Common Units that are subject to vesting conditions) in whole or in part (the “Redemption Right”). Any such Redemption must be for at least the Minimum Redemption Number and, in the case of a Restricted Fiscal Year, such Member may only exercise its Redemption Right on the Quarterly Redemption Date. A Member desiring to exercise its Redemption Right (each, a “Redeeming Member”) shall exercise such right by giving written notice (the “Redemption Notice”) to the Company with a copy to the Corporation. The Redemption Notice shall specify the number of Common Units (the “Redeemed Units”) that the Redeeming Member intends to have the Company redeem. The Redemption Notice shall also specify a date, (i) not less than five Business Days nor more than ten Business Days after delivery of such Redemption Notice for a Redemption that occurs in a taxable year that is not a Restricted Fiscal Year or (ii) for a Quarterly Redemption Date for any Redemption that occurs in a Restricted Fiscal Year, unless and to the extent that the Manager in its sole discretion agrees in writing to waive any time periods, not less than 60 days after delivery of the applicable Redemption Notice on which exercise of the Redemption Right shall be completed (the “Redemption Date”). The Company, the Corporation and the Redeeming Member may change the number of Redeemed Units and/or the Redemption Date specified in such Redemption Notice to another number and/or date by mutual agreement signed in writing by each of them. If the

Corporation elects a Share Settlement, the Redemption may be conditioned (including as to timing) by the Redeeming Member on the closing of an underwritten distribution of the shares of Class A Common Stock that may be issued in connection with such proposed Redemption. Subject to Section 11.03 and unless the Redeeming Member timely has delivered a Retraction Notice as provided in Section 11.01(c) or has revoked or delayed a Redemption as provided in Section 11.01(d), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date), then:

(i)    the Redeeming Member shall Transfer and surrender, free and clear of all liens and encumbrances (x) the Redeemed Units to the Company (including any certificates representing the Redeemed Units if they are certificated) and (y) a number of shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units to the Corporation, to the extent applicable;

(ii)    the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeeming Member the consideration to which the Redeeming Member is entitled under Section 11.01(b), and (z) if the Common Units are certificated in accordance with Section 3.06, issue to the Redeeming Member a certificate for a number of Common Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (ii) of this Section 11.01(a) and the Redeemed Units; and

(b)    the Corporation shall cancel and retire for no consideration the shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to the Corporation pursuant to Section 11.01(a)(ii)(y). Based on a determination solely by the Disinterested Majority, the Corporation shall have the option as provided in Section 11.02 to elect to have the Redeemed Units be redeemed in consideration for either a Share Settlement or a Cash Settlement. Notwithstanding the foregoing, the Corporation may elect to have the Redeemed Units be redeemed in consideration for a Cash Settlement only to the extent that the Corporation has cash available in an amount equal to at least the Redeemed Units Equivalent, which cash was received from a Qualified Offering. The Corporation shall give written notice (the “Election Notice”) to the Company (with a copy to the Redeeming Member) of such election within three Business Days of receiving the Redemption Notice. If the Corporation does not timely deliver an Election Notice, the Corporation shall be deemed to have elected the Share Settlement method (subject to the limitations set forth above).

(c)    If the Corporation elects the Cash Settlement in connection with a Redemption, the Redeeming Member may retract its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to the Corporation) within three Business Days of delivery of the Election Notice. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, the Company’s and the Corporation’s rights and obligations under this Section 11.01 arising from the related Redemption Notice.

(d)    If the Corporation elects a Share Settlement in connection with a Redemption, a Redeeming Member shall be entitled to revoke its Redemption Notice or delay the consummation of a Redemption if any of the following conditions exists:

(i)    any registration statement pursuant to which the resale of the Class A Common Stock to be registered for such Redeeming Member at or immediately following the consummation of the Redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective;

(ii)    the Corporation shall have failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such Redemption;

(iii)    the Corporation shall have exercised its right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Redeeming Member to have its Class A Common Stock registered at or immediately following the consummation of the Redemption;

(iv)    the Redeeming Member is in possession of any material non-public information concerning the Corporation, the receipt of which results in such Redeeming Member being prohibited or restricted from selling Class A Common Stock at or immediately following the Redemption without disclosure of such information (and the Corporation does not permit disclosure of such information);

(v)    any stop order relating to the registration statement pursuant to which the Class A Common Stock was to be registered by such Redeeming Member at or immediately following the Redemption shall have been issued by the SEC;

(vi)    there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A Common Stock is then traded;

(vii)    there shall be in effect an injunction, a restraining order or a decree of any nature of any Governmental Entity that restrains or prohibits the Redemption;

(viii)    the Corporation shall have failed to comply in all material respects with its obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Redeeming Member to consummate the resale of Class A Common Stock to be received upon such Redemption pursuant to an effective registration statement; or

(ix)    the Redemption Date would occur three Business Days or less prior to, or during, a Black-Out Period.

If a Redeeming Member delays the consummation of a Redemption pursuant to this Section 11.01(d), the Redemption Date shall occur on the fifth Business Day following the date on which the condition(s) giving rise to such delay cease to exist or such earlier day as the Corporation, the Company and such Redeeming Member may agree in writing.

(e)    The number of shares of Class A Common Stock or Redeemed Units Equivalent, if applicable, (together with any Corresponding Rights) applicable to any Share Settlement or Cash Settlement shall not be adjusted on account of any Distributions previously made with respect to the Redeemed Units or dividends previously paid with respect to Class A Common Stock. If a Redeeming Member causes the Company to redeem Redeemed Units and the Redemption Date occurs subsequent to the record date for any Distribution with respect to the Redeemed Units, but prior to payment of such Distribution, the Redeeming Member shall be entitled to receive such Distribution with respect to the Redeemed Units on the date that it is made notwithstanding that the Redeeming Member Transferred and surrendered the Redeemed Units to the Company prior to such date. A Redeeming Member shall be entitled, however, to receive all Tax Distributions that such Redeeming Member otherwise would have received in respect of income allocated to such Member for the portion of any Fiscal Year irrespective of whether such Tax Distribution(s) are declared or made after the Redemption Date.

(f)    In the case of a Share Settlement, if a reclassification or other similar transaction occurs following delivery of a Redemption Notice, but prior to the Redemption Date, as a result of which shares of Class A Common Stock are converted into another security, then a Redeeming Member shall be entitled to receive the amount of such other security (and, if applicable, any Corresponding Rights) that the Redeeming Member would have received if such Redemption Right had been exercised and the Redemption Date had occurred immediately prior to the record date of such reclassification or other similar transaction.

(g)    Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor the Corporation shall be obligated to effectuate a Redemption if such Redemption could (as determined in the sole discretion of the Manager) cause the Company to be treated as a “publicly traded partnership” or to be taxed as a corporation pursuant to Section 7704 of the Code or successor provisions of the Code.

(h)    Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor the Corporation shall be obligated to effectuate a Redemption during a Restricted Fiscal Year if the Company reasonably expects that following such Redemption, more than ten percent of the outstanding Common Units (determined without reference to the Corporation’s Common Units) will be considered transferred during such Restricted Fiscal Year for purposes of Treasury Regulation Section 1.7704-1(f)(3).

(i)    If (i) the Members (other than the Corporation) beneficially own, in the aggregate, less than 5.0% of the then outstanding Units and (ii) the Class A Common Stock is then listed on the Stock Exchange or is listed or admitted to trading on another principal national securities exchange, then in its sole discretion, the Corporation shall have the right to require all Members (other than the Corporation) to effect a Redemption of all, but not less than all, of the Units held by such Members. Such Redemption shall be together with the surrender and delivery of the same number of shares of Class B Common Stock or Class C Common Stock, as applicable. Notwithstanding the foregoing, a Cash Settlement shall not be permitted pursuant to such a

Redemption under this Section 11.01(i). The Corporation shall deliver written notice to the Company and all of the other Members of its intention to exercise its Redemption Right pursuant to this Section 11.01(i) (a “Minority Member Redemption Notice”) at least five Business Days prior to the proposed date upon which such Redemption is to be effected (such proposed date, the “Minority Member Redemption Date”). A Minority Member Redemption Notice shall indicate the number of Common Units (and corresponding number of shares of Class B Common Stock or Class C Common Stock, as applicable) held by such Member that the Corporation intends to require to be subject to such Redemption. Any Redemption pursuant to this Section 11.01(i) shall be effective on the Minority Member Redemption Date. Following delivery of a Minority Member Redemption Notice and on or prior to the Minority Member Redemption Date, the Members shall take all actions reasonably requested by the Corporation to effect such Redemption. Such actions shall include taking any action and delivering any document required pursuant to this Section 11.01(i) to effect a Redemption. Notwithstanding the foregoing, the Corporation will only have the right to deliver a Minority Member Redemption Notice if: (x) there is an active shelf registration statement in effect with respect to all of such Member’s Common Units subject to Redemption pursuant to a given Minority Member Redemption Notice; and (y) the Class A Common Stock issuable to such Member shall not be subject to any lockup or other restrictions on transfer.

Section 11.02    Election and Contribution of the Corporation. Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 11.01(c), or has revoked or delayed a Redemption as provided in Section 11.01(d), subject to Section 11.03, on the Redemption Date: (i) the Corporation shall make a Capital Contribution to the Company (in the form of the Share Settlement or the Cash Settlement, as determined by the Corporation in accordance with Section 11.01(b)); and (ii) the Company shall issue to the Corporation a number of Common Units equal to the number of Redeemed Units surrendered by the Redeeming Member. Such Redemption shall be effective immediately prior to the close of business on the Redemption Date. Notwithstanding any other provisions of this Agreement to the contrary, but subject to Section 11.03, if the Corporation elects a Cash Settlement, the Corporation shall only be obligated to contribute to the Company an amount in respect of such Cash Settlement equal to the Redeemed Units Equivalent with respect to such Cash Settlement. In no event shall such amount exceed the amount actually paid by the Company to the Redeeming Member as the Cash Settlement. The timely delivery of a Retraction Notice shall terminate all of the Company’s and the Corporation’s rights and obligations under this Section 11.02 arising from the Redemption Notice.

Section 11.03    Direct Exchange Right of the Corporation.

(a)    Notwithstanding anything to the contrary in this Article XI (except for the limitations set forth in Section 11.01(b) regarding the Corporation’s option to select the Share Settlement or the Cash Settlement, and without limitation to the rights of the Members under Section 11.01, including the right to revoke a Redemption Notice), the Corporation may, in its sole and absolute discretion (as determined solely by the Disinterested Majority) (subject to the limitations set forth on such discretion in Section 11.01(b)), elect to effect on the Redemption Date the exchange of Redeemed Units for the Share Settlement or the Cash Settlement, as the case may be, through a direct exchange of such Redeemed Units and the Share Settlement or the Cash Settlement, as applicable, between the Redeeming Member and the Corporation (a “Direct

Exchange”). A Direct Exchange shall occur in place of contributing the Share Settlement or the Cash Settlement, as the case may be, to the Company in accordance with Section 11.02 for purposes of the Company redeeming the Redeemed Units from the Redeeming Member in consideration of the Share Settlement or the Cash Settlement, as applicable. Upon such Direct Exchange pursuant to this Section 11.03, the Corporation shall acquire the Redeemed Units and shall be treated for all purposes of this Agreement as the owner of such Units.

(b)    The Corporation may, at any time prior to a Redemption Date (including after delivery of an Election Notice pursuant to Section 11.01(b)), deliver written notice (an “Exchange Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange. Notwithstanding the foregoing, such election shall be subject to the limitations set forth in Section 11.01(b) and shall not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by the Corporation at any time. Notwithstanding the foregoing, any such revocation shall not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable for all of the Redeemed Units that would have otherwise been subject to a Redemption.

(c)    Except as otherwise provided by this Section 11.03, a Direct Exchange shall be consummated pursuant to the same timeframe as the relevant Redemption would have been consummated if the Corporation had not delivered an Exchange Election Notice and as follows:

(i)    the Redeeming Member shall transfer and surrender, free and clear of all liens and encumbrances (x) the Redeemed Units and (y) a number of shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), equal to the number of Redeemed Units, to the extent applicable, in each case, to the Corporation;

(ii)    the Corporation shall (x) pay to the Redeeming Member the Share Settlement or the Cash Settlement, as applicable, and (y) cancel and retire for no consideration the shares of Class B Common Stock or Class C Common Stock, as applicable (together with any Corresponding Rights), that were Transferred to the Corporation pursuant to Section 11.03(c)(i)(y); and

(iii)    the Company shall (x) register the Corporation as the owner of the Redeemed Units and (y) if the Common Units are certificated, issue to the Redeeming Member a certificate for a number of Units equal to the difference (if any) between the number of Common Units evidenced by the certificate surrendered by the Redeeming Member pursuant to Section 11.03(c)(i)(x) and the Redeemed Units, and issue to the Corporation a certificate for the number of Redeemed Units.

Section 11.04    Reservation of shares of Class A Common Stock; Listing; Certificate of the Corporation. At all times the Corporation shall reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Share Settlement in connection with a Redemption or Direct Exchange, such number of shares of Class A Common Stock as shall be issuable upon any such Share Settlement pursuant to a Redemption or Direct

Exchange. Nothing contained in this Section 11.04 shall be construed to preclude the Corporation from satisfying its obligations in respect of any such Share Settlement pursuant to a Redemption or Direct Exchange by delivery of purchased Class A Common Stock (which may or may not be held in the treasury of the Corporation) or by way of Cash Settlement. The Corporation shall deliver Class A Common Stock that has been registered under the Securities Act with respect to any Share Settlement pursuant to a Redemption or Direct Exchange to the extent a registration statement is effective and available with respect to such shares. Prior to such delivery, the Corporation shall use its commercially reasonable efforts to list the Class A Common Stock required to be delivered upon any such Share Settlement pursuant to a Redemption or Direct Exchange upon each national securities exchange upon which the outstanding shares of Class A Common Stock are listed at the time of such Share Settlement pursuant to a Redemption or Direct Exchange (it being understood that any such shares may be subject to transfer restrictions under applicable securities Laws). The Corporation covenants that all shares of Class A Common Stock issued in connection with a Share Settlement pursuant to a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable. The provisions of this Article XI shall be interpreted and applied in a manner consistent with any corresponding provisions of the Certificate of Incorporation (if any).

Section 11.05    Effect of Exercise of Redemption or Direct Exchange. This Agreement shall continue notwithstanding the consummation of a Redemption or Direct Exchange by a Member and all rights set forth herein shall continue in effect with respect to the remaining Members. To the extent the Redeeming Member has any remaining Units following such Redemption or Direct Exchange, the rights set forth in this Agreement shall continue to apply to the Units held by the Redeeming Member. No Redemption or Direct Exchange shall relieve a Redeeming Member of any prior breach of this Agreement by such Redeeming Member.

Section 11.06    Tax Treatment.

(a)    In connection with any Redemption or Direct Exchange, the Redeeming Member shall, to the extent it is legally entitled to deliver such form, deliver to the Manager or the Company, as applicable, a certificate, dated as of the Redemption Date, in a form reasonably acceptable to the Manager or the Company, as applicable, certifying as to such Redeeming Member’s taxpayer identification number and that such Redeeming Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an IRS Form W-9 if then sufficient for such purposes under applicable Law) (such certificate a “Non-Foreign Person Certificate”). If a Redeeming Member is unable to provide a Non-Foreign Person Certificate in connection with a Redemption or a Direct Exchange, then such Redeeming Member and the Company shall cooperate to provide any other certification or determination described in Treasury Regulations Sections 1.1446(f)-2(b) and 1.1446(f)-2(c) or otherwise permitted under applicable Law at the time of such Redemption or Direct Exchange, and the Manager or the Company, as applicable, shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under Section 1446(f) of the Code and Treasury Regulations promulgated thereunder after taking into account the certificate or other determination provided pursuant the preceding sentence. If a Redeeming Member is unable to provide a Non-Foreign Person Certificate in connection with a Redemption or a Direct Exchange, then upon request of the Redeeming Member and to the extent permitted under applicable Law, the Company shall deliver a certificate pursuant to Treasury Regulations Section 1.1445-11T(d)(2) certifying that 50 percent or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” (as used in Treasury Regulations Section 1.1445-11T), or that 90 percent or more of the value of the gross assets of the Company does not consist of “U.S. real property interests” plus “cash or cash equivalents” (as used in Treasury Regulations Section 1.1445-11T). Notwithstanding the foregoing, if the Company is not legally entitled to provide the certificate described in the previous sentence, then the Corporation shall be permitted to withhold on the amount realized by such Redeeming Member in respect of such Redemption or Direct Exchange to the extent required under Section 1445 of the Code and Treasury Regulations.

(b)    Unless otherwise required by applicable Law, the parties acknowledge and agree that a Redemption or a Direct Exchange, as the case may be, shall be treated as a direct exchange of a Share Settlement or a Cash Settlement, as applicable, on the one hand, and the Redeemed Units, on the other hand, between the Corporation and the Redeeming Member for U.S. federal and applicable state and local income tax purposes.

Section 11.07    Exchange for C-2 Members. Upon completion of the Transactions, the Corporation shall, through a direct exchange, acquire any Equity Securities held by a C-2 Member pursuant to the Conversion in exchange for fully paid and nonassessable Equity Securities in the Corporation (and any other consideration) in the form and amount as set forth in the terms of the Series C-2 Convertible/Exchangeable Promissory Notes (the “C-2 Exchange”). Upon such direct exchange pursuant to this Section 11.07, the Corporation shall be treated for all purposes of this Agreement as the owner of such Units. The requirements of Section 11.06(a) shall apply to the C-2 Exchange mutatis mutandis. The Corporation, the Company and the Members acknowledge and agree that to the fullest extent permitted by applicable law each C-2 Exchange shall be treated as a nontaxable transfer to a corporation under Section 351(a) of the Code and such Persons shall prepare and file all applicable tax returns consistent (and not take any tax position inconsistent) therewith unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

ARTICLE XII.

ADMISSION OF MEMBERS

Section 12.01    Substituted Members. Subject to the provisions of Article X, in connection with the Permitted Transfer of a Unit under this Agreement, the Permitted Transferee shall become a Substituted Member on the effective date of such Transfer. Such effective date shall not be earlier than the date of compliance with the conditions to such Transfer. Such admission shall be shown on the books and records of the Company, including the Schedule of Members.

Section 12.02    Additional Members. Subject to the provisions of Article X, any Person that is not a Member as of the Closing may be admitted to the Company as an additional Member (any such Person, an “Additional Member”). Any such admission shall be condition upon furnishing to the Manager: (a) duly executed Joinder and counterparts to any applicable Other Agreements; and (b) such other documents or instruments as may be reasonably necessary or appropriate to effect such Person’s admission as a Member (including entering into such documents as may reasonably be requested by the Manager). Such admission shall become effective on the date on which the Manager determines in its sole discretion that such conditions have been satisfied and when any such admission is shown on the books and records of the Company, including the Schedule of Members.

ARTICLE XIII.

WITHDRAWAL AND RESIGNATION; TERMINATION OF RIGHTS

Section 13.01    Withdrawal and Resignation of Members. Except in the event of Transfers pursuant to Section 10.06, Redemptions and Direct Exchanges pursuant to Article XI and the Manager’s right to resign pursuant to Section 6.03, no Member shall have the power or right to withdraw or otherwise resign as a Member from the Company prior to the dissolution and winding up of the Company pursuant to Article XIV. Any Member, however, that attempts to withdraw or otherwise resign as a Member from the Company without the prior written consent of the Manager upon or following the dissolution and winding up of the Company pursuant to Article XIV, but prior to such Member receiving the full amount of Distributions from the Company to which such Member is entitled pursuant to Article XIV, shall be liable to the Company for all damages (including all lost profits and special, indirect and consequential damages) directly or indirectly caused by the withdrawal or resignation of such Member. Upon a Transfer of all of a Member’s Units in a Transfer permitted by this Agreement, subject to the provisions of Section 10.06, such Member shall cease to be a Member.

ARTICLE XIV.

DISSOLUTION AND LIQUIDATION

Section 14.01    Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members or the attempted withdrawal, removal, dissolution, bankruptcy or resignation of a Member. The Company shall dissolve, and its affairs shall be wound up, upon (a “Liquidating Event”):

(a)    the decision of the Manager together with the written approval of the Members holding a majority of the Units then outstanding to dissolve the Company (excluding for purposes of such calculation the Corporation and all Units held directly or indirectly by it);

(b)    a dissolution of the Company under Section 18-801(4) of the Delaware Act, unless the Company is continued without dissolution pursuant to Section 18-801(4) of the Delaware Act; or

(c)    the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

Except as otherwise set forth in this Article XIV, the Company is intended to have perpetual existence. An Event of Withdrawal shall not in and of itself cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

Section 14.02    Winding Up. Subject to Section 14.05, on dissolution of the Company, the Manager (or in the event that there is no Manager or the Manager is in bankruptcy, any Person selected by the majority of Members) shall act as liquidating trustee or may appoint one or more Persons as liquidating trustee (each such Person, a “Liquidator”). The Liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided in this Agreement and in the Delaware Act. The costs of liquidation shall be borne as an expense of the Company. Until final distribution, the Liquidator shall, to the fullest extent permitted by applicable Law, continue to operate the properties of the Company with all of the power and authority of the Manager. Notwithstanding the foregoing, the Company shall engage in no further business except as may be necessary to preserve the value of the Company’s assets during the period of dissolution and liquidation. The steps to be accomplished by the Liquidator are as follows:

(a)    as promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(b)    the Liquidator shall pay, satisfy or discharge from the Company’s funds, or otherwise make adequate provision for payment and discharge of all debts, liabilities and obligations (including the establishment of a cash fund for contingent, conditional and unmatured liabilities in such amount and for such term as the Liquidator may reasonably determine) the following: first, all expenses incurred in connection with the liquidation; second, all of the debts, liabilities and obligations of the Company owed to creditors other than the Members; and third, all of the debts, liabilities and obligations of the Company owed to the Members (other than any payments or distributions owed to such Members in their capacity as Members pursuant to this Agreement); and following any payments pursuant to this Section 14.02(b);

(c)    all remaining assets of the Company shall be distributed to the Members, pro rata in proportion to their respective Common Units.

The distribution of cash and/or property to the Members in accordance with the provisions of this Section 14.02 and Section 14.03 below shall constitute a complete return to the Members of their Capital Contributions, a complete distribution to the Members of their interest in the Company and all of the Company’s property and shall constitute a compromise to which all Members have consented within the meaning of the Delaware Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

Section 14.03    Deferment; Distribution in Kind. Notwithstanding the provisions of Section 14.02, but subject to the order of priorities set forth in Section 14.02, if upon dissolution of the Company the Liquidator determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the Liquidator may, in its sole discretion and the fullest extent permitted by applicable Law, defer for a reasonable time the liquidation of any assets. The Liquidator shall not defer the liquidation of any assets necessary to satisfy the Company’s liabilities other than loans to the Company by any Member(s) and reserves. Subject to the order of priorities set forth in Section 14.02, the Liquidator may, in its sole discretion, distribute to the Members, in lieu of cash, either: (a) all or any portion of such remaining assets in-kind of the Company in accordance with the provisions of Section 14.02(c), (b) as tenants in common and in accordance with the provisions of

Section 14.02(c), undivided interests in all or any portion of such assets of the Company; or (c) a combination of the foregoing. Any such Distributions in-kind shall be subject to: (y) such conditions relating to the disposition and management of such assets as the Liquidator deems reasonable and equitable; and (z) the terms and conditions of any agreements governing such assets (or the operation of such assets or the holders of such assets) at such time. Any assets of the Company distributed in kind will first be written up or down to their Fair Market Value, thus creating Net Profit or Net Loss (if any). Such Net Profit or Net Loss shall be allocated in accordance with Article V. The Liquidator shall determine the Fair Market Value of any property (other than cash) distributed.

Section 14.04    Cancellation of Certificate. On completion of the winding up of the Company as provided in this Agreement, the Manager (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation of the Certificate with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that should be canceled and take such other actions as may be necessary to terminate the existence of the Company. The Company shall continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 14.04.

Section 14.05    Reasonable Time for Winding Up. A reasonable time, but in no event more than one year, shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 14.02 and Section 14.03 in order to minimize any losses otherwise attendant upon such winding up.

Section 14.06    Return of Capital. The Liquidator shall not be personally liable for the return of Capital Contributions or any portion of such Capital Contributions to the Members (it being understood that any such return shall be made solely from assets of the Company).

ARTICLE XV.

GENERAL PROVISIONS

Section 15.01    Power of Attorney.

(a)    Each Member constitutes and appoints the Manager (or the Liquidator, if applicable) with full power of substitution, as such Member’s true and lawful agent and attorney-in-fact, with full power and authority in such Member’s name, place and stead, to:

(i)    execute, swear to, acknowledge, deliver, file and record in the appropriate public offices: (A) this Agreement, all certificates and other instruments and all amendments of such amendments that the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (B) all instruments that the Manager deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (C) all conveyances and other instruments or documents that the Manager deems appropriate or necessary to reflect the dissolution, winding up and termination of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (D) all instruments relating to the admission, substitution or resignation of any Member pursuant to Article XII or Article XIII; and

(ii)    sign, execute, swear to and acknowledge all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the reasonable judgment of the Manager, to evidence, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Members under this Agreement or is consistent with the terms of this Agreement, in the reasonable judgment of the Manager, to effectuate the terms of this Agreement.

(b)    The foregoing power of attorney is irrevocable and coupled with an interest. The foregoing power of attorney shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Member and the transfer of all or any portion of such Member’s Units and shall extend to such Member’s heirs, successors, assigns and personal representatives.

Section 15.02    Confidentiality.

(a)    Each of the Members (other than the Corporation) agrees to hold the Company’s Confidential Information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by the Manager. “Confidential Information” as used in this Section 15.02 includes all information concerning the Corporation, the Company or their respective Subsidiaries, in whatever form, whether written, electronic or oral, including ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Corporation’s and/or the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which either the Corporation or the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Corporation’s and/or the Company’s business. With respect to each Member, Confidential Information does not include information or material that: (a) is, or becomes, generally available to the public other than as a direct or indirect result of a disclosure by such Member or its Affiliates or representatives; (b) is, or becomes, available to such Member from a source other than the Corporation, the Company or their respective representatives, provided that such source is not, and was not, known to such Member to be bound by a confidentiality agreement with, or any other contractual, fiduciary or other legal obligation of confidentiality to, the Corporation, the Company or any of their respective Affiliates or representatives; (c) is approved for release by written authorization of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company or of the Corporation, or any other officer designated by the Manager; or (d) is, or becomes, independently developed by such Member or its respective representatives without use of or reference to the Confidential Information.

(b)    Solely to the extent it is reasonably necessary or appropriate to fulfill its obligations or to exercise its rights under this Agreement, each of the Members may disclose Confidential Information to its Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents, on the condition that such Persons keep the Confidential Information confidential to the same extent as such Member is required to keep the Confidential Information confidential. Notwithstanding the foregoing, such Member shall remain liable with respect to any breach of this Section 15.02 by any such Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents (as if such Persons were party to this Agreement for purposes of this Section 15.02).

(c)    Notwithstanding Section 15.02(a) or Section 15.02(b), each of the Members may disclose Confidential Information: (i) to the extent that such Member is required by Law (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information; (ii) for purposes of reporting to its stockholders and direct and indirect equity holders (each of whom are bound by customary confidentiality obligations) the performance of the Company and its Subsidiaries and for purposes of including applicable information in its financial statements to the extent required by applicable Law or applicable accounting standards; or (iii) to any bona fide prospective purchaser of the equity or assets of a Member, or the Units held by such Member (provided, in each case, that such Member determines in good faith that such prospective purchaser would be a Permitted Transferee), or a prospective merger partner of such Member. Any disclosure pursuant to clause (iii) in this Section 15.02(c), shall be conditioned upon the Member informing such Persons of the confidential nature of such information and any such Persons agreement in writing to keep such information confidential in accordance with the contents of this Agreement. Each Member will be liable for any breaches of this Section 15.02 by any such Persons (as if such Persons were party to this Agreement for purposes of this Section 15.02). Notwithstanding any of the foregoing, nothing in this Section 15.02 will restrict in any manner the ability of the Corporation to comply with its disclosure obligations under Law, and the extent to which any Confidential Information is necessary or desirable to disclose.

Section 15.03    Amendments. Except as otherwise contemplated by this Agreement, this Agreement may be amended or modified (including by means of merger, consolidation or other business combination to which the Company is a party) upon the prior written consent of the Manager, together with the prior written consent of the holders of a majority of the Units then outstanding (excluding all Units held directly or indirectly by the Corporation). No alteration, modification or amendment shall be effective until written notice has been provided to the Members. Notwithstanding the foregoing, no amendment or modification:

(a)    to this Section 15.03 may be made without the prior written consent of the Manager and each of the Members;

(b)    to any of the terms and conditions of this Agreement, which terms and conditions expressly require the approval or action of certain Persons, may be made without obtaining the consent of the requisite number or specified percentage of such Persons who are entitled to approve or take action on such matter; and

(c)    to any of the terms and conditions of this Agreement which would (i) reduce the amounts distributable to a Member pursuant to Article IV and Article XIV in a manner that is not pro rata with respect to all Members, (ii) modify the limited liability of any Member or increase the liabilities of such Member under this Agreement, (iii) otherwise materially and adversely affect a holder of Units in a manner materially disproportionate to any other holder of Units or remove a right or privilege granted to a Member (other than amendments, modifications and waivers necessary to implement the provisions of Article XII) or (iv) alter or change any rights, preferences or privileges of any Units in a manner that is different or prejudicial relative to any other Units in the same class of Unit or materially and adversely affect the rights of any Member under Article XI, shall be effective against such affected Member or holder of Units without the prior written consent of such Member or holder of Units.

Notwithstanding any of the foregoing, the Manager may make any amendment to this Agreement (including Schedule 2) (i) of an administrative nature that is necessary in order to implement the substantive provisions of this Agreement, without the consent of any other Member; provided, that any such amendment does not otherwise contradict Section 15.03(c), or (ii) to reflect any changes to the Units, including the admission of new Members, Transfers of Units, or the issuance of any other capital stock of the Corporation in accordance with the terms of this Agreement.

Section 15.04    Title to Company Assets. Company assets shall be owned by the Company as an entity. No Member, individually or collectively, shall have any ownership interest in such assets of the Company or any portion of such assets. The Company shall hold title to all of its property in the name of the Company and not in the name of any Member. All assets of the Company shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held. The Company’s credit and assets shall be used solely for the benefit of the Company. No asset of the Company shall be transferred or encumbered for, or in payment of, any individual obligation of any Member.

Section 15.05    Addresses and Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered: (i) in person; (ii) by facsimile or other electronic means (including email), with affirmative confirmation of receipt; (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

To the Company:

X-Energy Reactor Company, LLC

801 Thompson Avenue, Suite 400,

Rockville, MD 20852-1627

Attention: Steve Miller, General Counsel

Email: smiller@x-energy.com

with a copy (which copy shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

Attn: Paul Sheridan; Nicholas P. Luongo

Email:	paul.sheridan@lw.com;
nick.luongo@lw.com

To the Corporation:

X-Energy, Inc.

801 Thompson Avenue, Suite 400,

Rockville, MD 20852-1627

Attention: Steve Miller, General Counsel

Email: smiller@x-energy.com

with a copy (which copy shall not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004-1304

Attn: Paul Sheridan; Nicholas P. Luongo

Email:	paul.sheridan@lw.com;
nick.luongo@lw.com

To the Members, as set forth on Schedule 2.

Section 15.06    Binding Effect; Intended Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.07    Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates. No creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Net Profits and Net Losses, Distributions, capital or property of the Company other than as a secured creditor.

Section 15.08    Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach of such covenant, duty, agreement or condition shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition. No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement shall be effective unless in writing and signed by the party to be bound. Such waiver is effective only to the specific purpose, extent and instance so provided.

Section 15.09    Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

Section 15.10    Applicable Law; Jurisdiction. This Agreement and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of another jurisdiction. Any suit, dispute, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement shall be heard in the Court of Chancery of the State of Delaware. The parties: (i) consent to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and (i) submit to the exclusive jurisdiction of each such court in any such proceeding or action; (ii) waive any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agree that all claims in respect of the proceeding or action shall be heard and determined only in any such court; and (iv) agree not to bring any proceeding or action arising out of or relating to this Agreement or the matters contemplated by this Agreement in any other court. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, PROCESS IN ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE SERVED ON ANY PARTY ANYWHERE IN THE WORLD, WHETHER WITHIN OR WITHOUT THE JURISDICTION OF ANY SUCH COURT (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT) AND SHALL HAVE THE SAME LEGAL FORCE AND EFFECT AS IF SERVED UPON SUCH PARTY PERSONALLY WITHIN THE STATE OF DELAWARE. WITHOUT LIMITING THE FOREGOING, TO THE FULLEST EXTENT PERMITTED BY LAW, SERVICE OF PROCESS UPON SUCH PARTY AT THE ADDRESS REFERRED TO IN Section 15.05 (INCLUDING BY PREPAID CERTIFIED MAIL WITH A VALIDATED PROOF OF MAILING RECEIPT), TOGETHER WITH WRITTEN NOTICE OF SUCH SERVICE TO SUCH PARTY, SHALL BE DEEMED EFFECTIVE SERVICE OF PROCESS UPON SUCH PARTY.

Section 15.11    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

Section 15.12    Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.13    Execution and Delivery by Electronic Signature and Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, contemplated by this Agreement or entered into by the Company in accordance with this Agreement, and any amendments to this Agreement or to such agreement or instrument, to the extent signed and delivered by means of an electronic signature or electronic transmission shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version of such agreement or instrument delivered in person. Such signature and delivery by electronic signature or electronic transmission includes by a facsimile machine or via email. At the request of any party to this Agreement or to any such agreement or instrument, each other party shall re-execute original forms of such agreement or instrument and deliver them to all other parties. No party to this Agreement or to any such agreement or instrument shall raise the use of electronic signature or electronic transmission to execute or deliver a document or the fact that any signature or agreement or instrument was transmitted or communicated through such electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

Section 15.14    Right of Offset. Whenever the Company or the Corporation is to pay any sum (other than pursuant to Article IV) to any Member, any amounts that such Member owes to the Company or the Corporation that are not the subject of a good faith dispute may be deducted from that sum before payment. The distribution of Units to the Corporation shall not be subject to this Section 15.14.

Section 15.15    Entire Agreement. This Agreement, those documents expressly referred to in this Agreement (including the Registration Rights Agreement and the Tax Receivable Agreement), any indemnity agreements entered into in connection with the Fourth A&R LLC Agreement with any member of the board of directors at that time and other documents of even date with this Agreement embody the complete agreement and understanding among the parties. This Agreement and such documents, indemnity agreements and other documents supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way. The Fourth A&R LLC Agreement is superseded in its entirety by this Agreement as of the Closing and shall be of no further force and effect thereafter, except to the extent reference to the Fourth A&R LLC Agreement is contemplated in this Agreement, and only for such limited purposes as stated in this Agreement.

Section 15.16    Remedies. Each Member shall have all rights and remedies set forth in this Agreement, all rights and remedies that such Person has been granted at any time under any other agreement or contract and all of the rights that such Person has under any Law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated by this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by Law.

Section 15.17    Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include all genders, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms of such agreement, document or instrument, and if applicable of this Agreement. Without limiting the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect under this Agreement unless such

Person has consented in writing to such amendment or modification. Whenever required by the context, references to a Fiscal Year shall refer to a portion of such Fiscal Year. The use of the words “or,” “either” and “any” shall not be exclusive. Each of the parties has been represented by independent counsel of its own choice during the negotiation and execution of this Agreement and the parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties. No presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MANAGER:

X-ENERGY, INC.

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:[1]

C5 ENERGY INVESTORS LLC

By:
Name:
Title:

C5 IMPACT HPW LLC

By:
Name:
Title:

KAMAL GHAFFARIAN REVOCABLE TRUST

By:
Name:
Title:

IBX COMPANY OPPORTUNITY FUND 1, LP

By: IBX Opportunity GP, Inc., its general partner

By:
Name:
Title:

[1]	To be updated at closing to reflect all holders of Common Units.

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:

IBX COMPANY OPPORTUNITY FUND 2, LP

By: IBX Opportunity GP, Inc., its general partner

By:
Name:
Title:

IBX OPPORTUNITY GP, INC.

By:
Name:
Title:

EBEN MULDER

MARTIN VAN STADEN

HATCH LTD.

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:

XE-1, LTD.

By:
Name:
Title:

ZACHRY INVESTMENTS, LLC

By:
Name:
Title:

JOHN SHOFFNER

BURNS & MCDONNELL PROJECT INVESTMENTS, LLC

By:
Name:
Title:

DEEP FIELD FERMI FUND, LLC

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:

SABRA BRAVEHEART LLC

By:
Name:
Title:

SUSAN L HALL REVOCABLE TRUST

By:
Name:
Title:

KERRY WISNOSKY

MAVRIK CANADA LLC

By:
Name:
Title:

REVOCABLE TRUST AGREEMENT OF KEVIN F. KELLY DATED MARCH 2, 2001

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Fifth Amended and Restated Limited Liability Company Agreement as of the date first written above.

MEMBERS:

RONALD TROWBRIDGE

FIFTYSIX INVESTMENTS LLC

By:
Name:
Title:

ALUMNI VENTURES – X-ENERGY TRUST

By:
Name:
Title:

X-ENERGY MANAGEMENT, LLC

By:
Name:
Title:

[Signature Page to Fifth Amended and Restated Limited Liability Company Agreement]

SCHEDULE 4

RECAPITALIZATION INSTRUMENT

[To come.]

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of _________________, 20___ (this “Joinder”), is delivered pursuant to the Fifth Amended and Restated Limited Liability Company Agreement, dated as of [ ⚫ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “LLC Agreement”) by and among X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), [X-Energy, Inc.], a Delaware corporation and the sole managing member of the Company (the “Corporation”), and each of the Members from time to time party to the LLC Agreement. Capitalized terms used but not otherwise defined in this Joinder have the respective meanings set forth in the LLC Agreement.

1.

Joinder to the LLC Agreement. Upon the execution of this Joinder by the undersigned and delivery of this Joinder to the Corporation, the undersigned is and will be a Member under the LLC Agreement and a party to the LLC Agreement, with all the rights, privileges and responsibilities of a Member under the LLC Agreement. The undersigned agrees that it shall comply with and be fully bound by the terms of the LLC Agreement as if it had been a signatory to the LLC Agreement as of the date of the LLC Agreement. The undersigned acknowledges, agrees and confirms that it has received a copy of the LLC Agreement and has reviewed the same and understands its contents.

2.	Incorporation by Reference. All terms and conditions of the LLC Agreement are incorporated by reference in this Joinder as if set forth in this Joinder in full.

3.	Address. All notices under the LLC Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn: E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW MEMBER]

By:
Name:
Title:

Acknowledged and agreed

as of the date first set forth above:

X-ENERGY REACTOR COMPANY, LLC

By: [X-Energy, Inc.], its Manager

By:
Name:
Title:

Exhibit B-1

FORM OF AGREEMENT AND CONSENT OF SPOUSE

The undersigned spouse of _____________________________ (the “Member”), a party to the Fifth Amended and Restated Limited Liability Company Agreement, dated as of [ ⚫ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), [X-Energy, Inc.], a Delaware corporation and the sole managing member of the Company, and each of the Members from time to time party to the Agreement (capitalized terms used but not otherwise defined in this Agreement and Consent of Spouse have the respective meanings set forth in the Agreement), acknowledges on such Person’s own behalf that:

I have read the Agreement and understand its contents. I acknowledge and understand that under the Agreement, any interest I may have, community property or otherwise, in the Units owned by the Member is subject to the terms of the Agreement, which include certain restrictions on Transfer.

I consent to and approve the Agreement. I agree that said Units and any interest I may have, community property or otherwise, in such Units are subject to the provisions of the Agreement and that I will take no action at any time to hinder operation of the Agreement on said Units or any interest I may have, community property or otherwise, in said Units.

I acknowledge that the meaning and legal consequences of the Agreement have been explained fully to me and are understood by me, and that I am signing this Agreement and consent without any duress and of free will.

Dated: _____________________________

[NAME OF SPOUSE]

By:
Name:

Exhibit B-2

FORM OF SPOUSE’S CONFIRMATION OF SEPARATE PROPERTY

I, the undersigned, the spouse of _____________________________ (the “Member”), who is a party to the Fifth Amended and Restated Limited Liability Company Agreement, dated as of [ ⚫ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”) by and among X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), [X-Energy, Inc.], a Delaware corporation and the sole managing member of the Company, and each of the Members from time to time party to the Agreement (capitalized terms used but not otherwise defined in this Spouse’s Confirmation of Separate Property have the respective meanings set forth in the Agreement), acknowledge and confirm that the Units owned by said Member are the sole and separate property of said Member, and I disclaim any interest in same.

I acknowledge that the meaning and legal consequences of this Member’s spouse’s confirmation of separate property have been fully explained to me and are understood by me, and that I am signing this Member’s spouse’s confirmation of separate property without any duress and of free will.

Dated: _____________________________

[NAME OF SPOUSE]

By:
Name:

Exhibit C

POLICY REGARDING CERTAIN EQUITY ISSUANCES

[To come.]

Exhibit D

FORM OF SERIES C-2 CONVERTIBLE/EXCHANGEABLE PROMISSORY NOTES

[TO COME]

Exhibit D

TAX RECEIVABLE AGREEMENT

by and among

X-ENERGY, INC.

X-ENERGY REACTOR COMPANY, LLC

THE TRA PARTIES

and

OTHER PERSONS FROM TIME TO TIME PARTY HERETO

Dated as of [ ⚫ ], 2022

Exhibits

Exhibit A	-	Form of Joinder Agreement

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [•], is hereby entered into by and among X-energy, Inc., a Delaware corporation (the “Corporation”), X-energy Reactor Company, LLC, a Delaware limited liability company (“Parent”), and each of the TRA Parties.

RECITALS

WHEREAS, Parent is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, the Corporation transferred by way of continuation to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands;

WHEREAS, Parent entered into the Operating Agreement wherein Parent recapitalized all existing ownership interests in Parent into membership interests in the form of Common Units and Unvested Earn Out Units (as defined in Operating Agreement) (the “Recapitalization”);

WHEREAS, following the Recapitalization, each of the TRA Parties held Common Units and, as of the date of this Agreement, continues to hold such Common Units;

WHEREAS, immediately following the Recapitalization, pursuant to that certain Business Combination Agreement by and between Ares Acquisition Corp. and Parent, dated as of [⚫], 2022 (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Business Combination Agreement”), the Corporation acquired, among other things, newly issued Common Units from Parent in exchange for contributing its assets to Parent (such acquisition of Common Units, the “Unit Purchase”) and became the managing member of Parent and Parent and the Corporation effectuated certain other transactions to combine the businesses of Parent and the Corporation (the “Business Combination”);

WHEREAS, the Operating Agreement provides each TRA Party a redemption right pursuant to which each TRA Party may cause Parent to redeem all or a portion of its Common Units from time to time for shares of Class A Common Stock or, under certain circumstances, at the Corporation’s option, cash (a “Redemption”), subject to the Corporation’s right, in its sole discretion, to elect to effect a direct exchange of cash or shares of Class A Common Stock for such Common Units between the Corporation and the applicable TRA Party in lieu of such a Redemption (a “Direct Exchange”), and as a result of any such Redemption or Direct Exchange the Corporation may be entitled to utilize (or otherwise be entitled to the benefits arising out of) the Covered Tax Assets;

WHEREAS, Parent and each of its subsidiaries that is treated as a partnership for U.S. federal income tax purposes will have in effect an election under Section 754 of the Code for the Taxable Year in which any Exchange occurs, which election will cause any such Exchange to result in an adjustment to the Corporation’s proportionate share of the tax basis of the assets owned by Parent and such subsidiaries pursuant to Section 743(b) and Section 734(b) of the Code; and

WHEREAS, the Parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to any tax benefits to be derived by the Corporation as the result of Covered Tax Assets and the making of payments under this Agreement.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE I

Definitions

Section 1.1.    Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to (i) the singular and plural, (ii) the active and passive and (iii) for defined terms that are nouns, the verified forms of the terms defined).

“Actual Tax Liability” means, with respect to any Taxable Year, the liability for Covered Taxes of the Corporation (a) appearing on Tax Returns of the Corporation for such Taxable Year or (b) if applicable, determined in accordance with a Determination; provided, that for purposes of determining Actual Tax Liability, the Corporation shall use the Assumed State and Local Tax Rate for purposes of determining liabilities for all state and local Covered Taxes (including, for the avoidance of doubt, the U.S. federal income tax benefit realized by the Corporation with respect to such state and local Covered Taxes).

“Advisory Firm” means an accounting firm that is nationally recognized as being expert in Covered Tax matters selected by the Corporation.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Agreed Rate” means a per annum rate of SOFR plus 100 basis points.

“Agreement” is defined in the preamble.

“Amended Schedule” is defined in Section 2.4(b).

“Amount Realized” means, with respect to any Exchange that is not eligible for nonrecognition treatment (as determined for U.S. federal income tax purposes), at any time, the sum of (i) the Market Value of the shares of Class A Common Stock or the amount of cash (as applicable) transferred to a TRA Party pursuant to such Exchange, (ii) the amount of payments made pursuant to this Agreement with respect to such Exchange (but excluding any portions thereof attributable to Imputed Interest) and (iii) the amount of liabilities of the Parent Group allocated to the Common Units acquired pursuant to the Exchange under Section 752 of the Code.

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of the products of (i) the Corporation’s income and franchise tax apportionment factor for each state and local jurisdiction in which the Corporation or Parent (to the extent the Corporation is includible on Parent’s Tax Return) files income or franchise Tax Returns for the relevant Taxable Year, in each case, as shown on the relevant Tax Return filed by the Corporation or Parent and (ii) the highest corporate income and franchise tax rate(s) for each such state and local jurisdiction in which the Corporation or Parent files income or franchise Tax Returns for each relevant Taxable Year.

“Attributable” is defined in Section 3.1(b)(i).

“Attribute Schedule” is defined in Section 2.2.

“Audit Committee” means the audit committee of the Board.

“Basis Adjustment” is defined in Section 2.1(a).

“Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in the recitals.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banks located in New York City, New York generally are authorized or required by Law to close.

“Change of Control” shall have the meaning ascribed to such term in the Operating Agreement.

“Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Units” shall have the meaning ascribed to such term in the Operating Agreement.

“Control” means the direct or indirect possession of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporation” is defined in the preamble to this Agreement.

“Covered Tax Assets” means (i) Exchange Existing Basis; (ii) Basis Adjustments and (iii) Imputed Interest. The determination of Exchange Existing Basis that is allocable to Common Units being exchanged by the TRA Party (and payments made hereunder with respect to such tax basis) shall be determined in good faith by the Corporation in consultation with the Advisory Firm; provided, that in no event will the Exchange Existing Basis exceed one hundred percent (100%) of the existing tax basis in the Reference Assets that are Covered Tax Assets and allocable to the Corporation at any time. For the avoidance of doubt, Covered Tax Assets shall include any carryforwards, carrybacks or similar attributes that are attributable to the tax items described in clauses (i) through (iii).

“Covered Taxes” means any U.S. federal, state and local taxes, assessments or similar charges that are based on or measured with respect to net income or profits and any interest imposed in respect thereof under applicable Law.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(iii).

“Default Rate” means a per annum rate of SOFR plus 500 basis points.

“Default Rate Interest” is defined in Section 5.2.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or any similar provisions of state or local tax Law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this Agreement.

“Dispute” is defined in Section 7.7(a).

“Early Termination Effective Date” means (i) with respect to an early termination pursuant to Section 4.1(a), the date an Early Termination Notice is delivered, (ii) with respect to an early termination pursuant to Section 4.1(b), the date of the applicable Change of Control and (iii) with respect to an early termination pursuant to Section 4.1(c), the date of the applicable Material Breach.

“Early Termination Notice” is defined in Section 4.2(a).

“Early Termination Payment” is defined in Section 4.3(b).

“Early Termination Reference Date” is defined in Section 4.2(b).

“Early Termination Schedule” is defined in Section 4.2(b).

“Exchange” means any Direct Exchange, any Redemption or any other transfer (as determined for U.S. federal income tax purposes) of Common Units to the Corporation from a TRA Party.

“Exchange Existing Basis” means the existing tax basis of the Reference Assets that are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, in each case, attributable to the Common Units transferred upon an Exchange, determined as of immediately prior to the time of such Exchange; provided, that for the avoidance of doubt, Exchange Existing Basis shall not include any Basis Adjustments.

“Expert” is defined in Section 7.8(a).

“Final Payment Date” means, with respect to any Payment required to be made pursuant to this Agreement, the last date on which such payment may be made within the applicable time period prescribed for such payment under this Agreement. The Final Payment Date in respect of (i) a Tax Benefit Payment is determined pursuant to Section 3.1(a) and (ii) an Early Termination Payment is determined pursuant to Section 4.3(a).

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the hypothetical liability of the Corporation that would arise in respect of Covered Taxes, using the same methods, elections, conventions and similar practices used in computing the Actual Tax Liability; provided, that for purposes of determining the Hypothetical Tax Liability, (i) the combined tax rate for U.S. state and local Covered Taxes shall be the Assumed State and Local Tax Rate (including, for the avoidance of doubt, for the purpose of calculating the U.S. federal income tax benefit realized by the Corporation with respect to such state and local Covered Taxes), (ii) the Corporation shall use the Non-Exchange Existing Basis and the Non-Adjusted Basis, (iii) the Corporation shall not take into account any Imputed Interest and (iv) the Corporation shall be entitled to make reasonable simplifying assumptions in making any determinations contemplated by this definition.

“Imputed Interest” means any interest imputed under Section 483, 1272 or 1274 of the Code or any similar provisions of state or local tax Law with respect to the Corporation’s payment obligations under this Agreement.

“Independent Directors” means the members of the Board who are “independent” under the standards of the principal U.S. securities exchange on which the Class A Common Stock is traded or quoted.

“Interest Amount” is defined in Section 3.1(b)(vi).

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.5(a).

“Law” means all laws, statutes, ordinances, rules and regulations of the U.S., any foreign country and each state, commonwealth, city, county, municipality, regulatory or self-regulatory body, agency or other political subdivision thereof.

“Market Value” means (i) with respect to an Exchange (other than a deemed Exchange described in clause (ii) below), the value of the Class A Common Stock on the applicable Exchange date used by the Corporation in its U.S. federal income tax reporting with respect to such Exchange, and (ii) with respect to a deemed Exchange pursuant to Valuation Assumption, (a) if the Class A Common Stock trades on a securities exchange or automated or electronic quotation system, the arithmetic average of the high trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) and the low trading price on such date (or if such date is not a Trading Day, the immediately preceding Trading Day) or (b) if the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, the fair market value of one share of Class A Common Stock, as determined by the Corporation in good faith, that would be obtained in an arms’ length free market transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any undue pressure or compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller and without any discounts for liquidity or minority discount.

“Material Breach” means the (i) material breach by the Corporation of a material obligation under this Agreement or (ii) the rejection of this Agreement by operation of law in a case commenced in bankruptcy or otherwise.

“Net Tax Benefit” is defined in Section 3.1(b)(ii).

“Non-Adjusted Basis” means, with respect to any Reference Assets which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, attributable to Common Units received in an Exchange determined at the time of the Exchange, the tax basis that such asset would have had at such time if no Basis Adjustments had been made.

“Non-Exchange Existing Basis” means, with respect to any Reference Assets which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land, attributable to Common Units received in an Exchange, determined at the time of the Exchange, the tax basis that such Reference Assets would have had if the Exchange Existing Basis was equal to zero.

“Objection Notice” is defined in Section 2.4(a)(ii).

“Operating Agreement” means that certain Fifth Amended and Restated Limited Liability Company Agreement of Parent, dated as of the date hereof, as such agreement may be further amended, restated, supplemented or otherwise modified from time to time.

“Parent” is defined in the preamble to this Agreement.

“Parent Group” means Parent and each of its direct or indirect subsidiaries that is treated as a partnership or disregarded entity for U.S. federal, and applicable state and local, income tax purposes (but excluding any such subsidiary to the extent it is directly or indirectly held by or through any entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes (other than the Corporation)).

“Parties” means the parties named on the signature pages to this Agreement and each additional party that satisfies the Joinder Requirements, in each case with their respective successors and assigns.

“Payment” means any Tax Benefit Payment or Early Termination Payment and in each case, unless otherwise specified, refers to the entire amount of such Payment or any portion thereof.

“Permitted Transferee” means a holder of Common Units pursuant to any transfer of such Common Units permitted by the Operating Agreement.

“Person” means an individual, corporation, company, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government..

“Pre-Exchange Transfer” means any transfer (or deemed transfer) of one or more Common Units (i) that occurs after the consummation of the Unit Purchase but prior to an Exchange of such Common Units and (ii) to which Section 743(b) of the Code applies.

“Realized Tax Benefit” is defined in Section 3.1(b)(iv).

“Realized Tax Detriment” is defined in Section 3.1(b)(v).

“Recapitalization” is defined in the recitals to this Agreement.

“Reconciliation Dispute” is defined in Section 7.8(a).

“Reconciliation Procedures” is defined in Section 7.8(a).

“Redemption” is defined in the recitals to this Agreement.

“Reference Assets” means any asset of any member of the Parent Group on the relevant date of determination under this Agreement (including at the time of an Exchange). A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

“Schedule” means any of the following: (i) an Attribute Schedule; (ii) a Tax Benefit Schedule; (iii) an Early Termination Schedule; and (iv) any Amended Schedule.

“Senior Obligations” is defined in Section 5.1.

“SOFR” means, with respect to any period, the Secured Overnight Financing Rate, as reported by the Wall Street Journal two (2) Business Days prior to the commencement of such period.

“Subsidiary” means, with respect to any Person and as of any determination date, any other Person as to which such first Person (i) owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests of such other Person or (ii) is the sole general partner interest, or managing member or similar interest, of such other Person.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of the Corporation that is treated as a corporation for U.S. federal income tax purposes.

“Tax Benefit Payment” is defined in Section 3.1(b).

“Tax Benefit Schedule” is defined in Section 2.3(a).

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with respect to taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated tax.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or any similar provisions of U.S. state or local tax Law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is filed), ending on or after the closing date of the Business Combination.

“Taxing Authority” means any federal, state, county, municipal or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Trading Day” means any day on which shares of Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of Class A Common Stock are then traded.

“TRA Parties” means [⚫] and their Permitted Transferees.

“TRA Party Approval” means written approval by each of the TRA Representatives.

“TRA Representative” means [⚫]; provided, however, that if none of [⚫] continue to hold any rights to receive payments under this Agreement, then such Person that holds such rights which are derived from the majority of Common Units subject to this Agreement (the number of Common Units subject to this Agreement shall be determined at the time of the Business Combination) shall be the TRA Representative.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time.

“U.S.” means the United States of America.

“Units” shall have the meaning ascribed to such term in the Operating Agreement.

“Unit Purchase” is defined in the recitals to this Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(i)    in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the

Covered Tax Assets (other than any such Covered Tax Assets that constitute or have resulted in net operating losses, disallowed interest expense carryforwards, or credit carryforwards or carryovers (determined as of the Early Termination Effective Date), which shall be governed by paragraph (iv) below) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available;

(ii)    the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other applicable Law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into Law, and the combined U.S. state and local income and franchise tax rates shall be the Assumed State and Local Tax Rate in effect for each such Taxable Year (calculated based on apportionment factors applicable in the most recently ended Taxable Year prior to the Early Termination Effective Date);

(iii)    all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period; provided, that the combined tax rate for U.S. state and local income and franchise taxes shall be the Assumed State and Local Tax Rate;

(iv)    any carryovers or carrybacks of losses, credits, or disallowed interest expense generated by any Covered Tax Assets (including any Basis Adjustments or Imputed Interest generated as a result of payments made or deemed to be made under this Agreement) and available (after taking into account any applicable limitations, including Section 172(a)(2)(B) of the Code) as of the Early Termination Effective Date will be used by the Corporation ratably in each of the five consecutive Taxable Years beginning with the Taxable Year that includes the Early Termination Effective Date (but, in the case of any such carryover or carryback that has less than five remaining Taxable Years, ratably through the scheduled expiration date of such carryover or carryback) (by way of example, if on the Early Termination Effective Date the Corporation had $100 of net operating losses, $20 of such net operating losses would be used in each of the five consecutive Taxable Years beginning in the Taxable Year of such Early Termination Effective Date);

(v)    any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the fifteenth anniversary of the Early Termination Effective Date and any Subsidiary Stock will be deemed never to be disposed of except if Subsidiary Stock is directly disposed of in the Change of Control;

(vi)    if, on the Early Termination Effective Date, any TRA Party has Common Units that have not been Exchanged, then such Common Units shall be deemed to be Exchanged for the Market Value of the shares of Class A Common Stock or the amount of cash that would be received by such TRA Party had such Common Units actually been Exchanged on the Early Termination Effective Date;

(vii)    any future payment obligations pursuant to this Agreement that are used to calculate the Early Termination Payment will be satisfied on the date that any Tax Return to which any such payment obligation relates is required to be filed excluding any extensions; and

(viii)    with respect to Taxable Years ending prior to the Early Termination Effective Date, any unpaid Tax Benefit Payments and any applicable Default Rate Interest will be paid.

“Voluntary Early Termination” is defined in Section 4.2(a)(i).

Section 1.2.    Rules of Construction. Unless otherwise specified in this Agreement:

(a)    For purposes of interpretation of this Agreement:

(i)    The words “herein,” “hereto,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement.

(ii)    Words denoting any gender shall include all genders, and words in the singular, including any defined terms, include the plural and vice versa.

(iii)    Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity.

(iv)    All financial accounting terms used and not otherwise defined in this Agreement have the meaning assigned to such terms in accordance with GAAP.

(v)    Unless specified otherwise, references to an Article, Section or clause refer to the appropriate Article, Section or clause in this Agreement.

(vi)    The term “Dollars” or character “$” means United States dollars.

(vii)    The terms “include” or “including” are by way of example and not limitation and shall be deemed followed by the words “without limitation”.

(viii)    The word “if” and other words of similar import when in this Agreement means “if and only if”.

(ix)    The term “or”, when used in a list of two or more items, means “and/or” and may indicate any combination of the items.

(x)    The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(b)    In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”, the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”

(c)    The Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.

(d)    Unless otherwise expressly provided in this Agreement, (i) references to organizational documents (including the Operating Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted by this Agreement, and (ii) references to any Law (including the Code and the Treasury Regulations) include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

ARTICLE II

Determination of Realized Tax Benefit

Section 2.1.    Basis Adjustments; Parent 754 Election.

(a)    Basis Adjustments. The Parties acknowledge and agree that to the fullest extent permitted by applicable Law (i) each Redemption using cash or Class A Common Stock contributed to Parent by the Corporation shall be treated as a direct purchase of Common Units by the Corporation from the applicable TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) (i.e., equivalent to a Direct Exchange), and (ii) each (A) Exchange, (B) payment made by the Corporation (including under this Agreement, but except with respect to amounts that constitute Imputed Interest) to a TRA Party in connection with an Exchange and (C) each distribution (or deemed distribution) from Parent to a TRA Party that may reasonably be treated as a transaction between the Corporation and the TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) will give rise to an increase or decrease to, or the Corporation’s proportionate share of, the tax basis of the Reference Assets (which are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes or stock of a corporation or land) under Section 732, 734(b), or 743(b) or 1012 of the Code (or any similar provisions of state or local tax Law) (the “Basis Adjustments”). For purposes of determining the Corporation’s proportionate share of the tax basis of the Reference Assets with respect to the Common Units transferred in an Exchange under Treasury Regulations Section 1.743-1(b) (or any similar provisions of state or local tax Law), the consideration paid by the Corporation for such Common Units shall be the Amount Realized. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Common Units is to be determined as if any Pre-Exchange Transfer of such Common Units had not occurred.

(b)    Parent Section 754 Election. The Corporation shall cause each of Parent and its Subsidiaries (as reasonably determined by the Corporation) that is treated as a partnership for U.S. federal income tax purposes to have in effect an election under Section 754 of the Code (or any similar provisions of applicable state or local tax Law) for each Taxable Year in which an Exchange occurs. The Corporation shall take commercially reasonable efforts to cause each Person in which Parent owns a direct or indirect equity interest (other than a Subsidiary and any Person that is directly or indirectly held by or through an entity treated as a corporation for U.S. federal, and applicable state and local, income tax purposes) that is so treated as a partnership to have in effect any such election for each Taxable Year in which an Exchange occurs.

Section 2.2.    Attribute Schedules. Within one hundred and fifty (150) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall deliver to the TRA Parties a schedule showing, in reasonable detail, (i) the Covered Tax Assets that are available for use by the Corporation with respect to such Taxable Year with respect to each TRA Party (including the Basis Adjustments with respect to the Reference Assets resulting from Exchanges effected in such Taxable Year and the periods over which such Basis Adjustments are amortizable or depreciable), (ii) the portion of the Covered Tax Assets that are available for use by the Corporation in future Taxable Years with respect to each TRA Party and (iii) any limitations on the ability of the Corporation to utilize any Covered Tax Assets under applicable Laws (including as a result of the operation of Section 382 of the Code or Section 383 of the Code) (such schedule, an “Attribute Schedule”). An Attribute Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

Section 2.3.    Tax Benefit Schedules.

(a)    Tax Benefit Schedule. Within one hundred and fifty (150) calendar days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment Attributable to a TRA Party, the Corporation shall provide to such TRA Party a schedule showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). A Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.4(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.4(b).

(b)    Applicable Principles. Subject to the provisions hereunder, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability of the Corporation for such Taxable Year attributable to the Covered Tax Assets, as determined using a “with and without” methodology. Carryovers or carrybacks of any tax item attributable to any of the Covered Tax Assets shall be considered to be subject to the rules of the Code and the Treasury Regulations, and the appropriate provisions of state and local tax Law, governing the use, limitation or expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Covered Tax Assets (a “TRA Portion”) and another portion that is not attributable to any Covered Tax Assets (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3(a)). In accordance with Section 5.04(b) of the Operating Agreement, any revaluation of the Book Value (as defined in the Operating Agreement) of any property of Parent in connection with the Business Combination shall be determined pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) (computed in accordance with the definition of Book Value) using the “traditional method with curative allocations limited to back end gain on sale.”

Section 2.4.    Procedures; Amendments.

(a)    Procedures. Each time the Corporation delivers a Schedule to the TRA Parties under this Agreement, the Corporation shall, with respect to such Schedule, also (i) deliver to the TRA Representatives supporting schedules and work papers, as reasonably requested by any TRA Representative, that provide a reasonable level of detail regarding relevant data and calculations and (ii) allow the TRA Representatives and their advisors to have reasonable access to the appropriate representatives, as reasonably requested by the TRA Representatives, at the Corporation or the Advisory Firm in connection with a review of relevant information. A Schedule will become final and binding on the TRA Parties thirty (30) calendar days from the date on which the TRA Parties first received the applicable Schedule unless (x) a TRA Representative, within such period, provides the Corporation with written notice of a material objection (made in good faith) to such Schedule and sets forth in reasonable detail such TRA Representative’s material objection (an “Objection Notice”) or (y) the TRA Representative provides a written waiver of its right to deliver an Objection Notice within such period, in which such Schedule becomes binding on the date the waiver from the TRA Representatives is received. If the Parties, for any reason, are unable to resolve the issues raised in an Objection Notice within thirty (30) calendar days after receipt by the Corporation of the Objection Notice, the Corporation and the applicable TRA Representative shall employ the Reconciliation Procedures described in Section 7.8 and the finalization of the Schedule will be conducted in accordance therewith.

(b)    Amended Schedule. A Schedule (other than an Early Termination Schedule) for any Taxable Year may only and shall be amended from time to time by the Corporation (i) in connection with a Determination affecting such Schedule, (ii) to correct material inaccuracies in such Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date such Schedule was originally provided to the TRA Parties, (iii) to comply with an Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryover or carryback of a loss or other tax item to such Taxable Year or (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year (any such Schedule in its amended form, an “Amended Schedule”). The Corporation shall provide any Amended Schedule to the applicable TRA Parties within sixty (60) calendar days of the occurrence of an event referred to in any of clauses (i) through (v) of the preceding sentence, and the delivery and finalization of any such Amended Schedule shall, for the avoidance of doubt, be subject to the procedures described in Section 2.4(a).

ARTICLE III

Tax Benefit Payments

Section 3.1.    Timing and Amount of Tax Benefit Payments.

(a)    Timing of Payments. Subject to Sections 3.2 and 3.3, by the date that is five (5) Business Days following the date on which each Tax Benefit Schedule becomes final in accordance with Section 2.4(a) (such date, the “Final Payment Date” in respect of any Tax Benefit Payment), the Corporation shall pay in full to each relevant TRA Party the Tax Benefit Payment as determined pursuant to Section 3.1(b). Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Party. For the avoidance of doubt, no TRA Party shall be required under any circumstances to return any Payment or any Default Rate Interest paid by the Corporation to such TRA Party.

(b)    Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” with respect to any TRA Party means an amount equal to the sum of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. No Tax Benefit Payment shall be calculated or made in respect of any estimated tax payments, including any estimated U.S. federal income tax payments.

(i)    Attributable. A Net Tax Benefit is “Attributable” to a TRA Party in accordance with the following principles:

(A)     any Exchange Existing Basis shall be determined separately with respect to each TRA Party and is Attributable to each TRA Party to the extent it is attributable to Common Units that were transferred in an Exchange by such TRA Party;

(B)    any Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the total Basis Adjustment relating to Common Units delivered to the Corporation by such TRA Party in the Exchange or such total Basis Adjustment attributable to any distribution (or deemed distribution) to such TRA Party; and

(C)    any deduction to the Corporation in respect of Imputed Interest is Attributable to the TRA Party that is required to include the Imputed Interest in income (without regard to whether such Person is actually subject to tax thereon).

(ii)    Net Tax Benefit. The “Net Tax Benefit” with respect to a TRA Party for a Taxable Year equals the amount of the excess, if any, of (A) 85% of the Cumulative Net Realized Tax Benefit Attributable to such TRA Party as of the end of such Taxable Year over (B) the aggregate amount of all Tax Benefit Payments previously made to such TRA Party under this Section 3.1 (excluding payments attributable to Interest Amounts).

(iii)    Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination.

(iv)    Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability and the corresponding impact on the Hypothetical Tax Liability as a result of such audit or similar proceeding, if applicable, shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(v)    Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for such Taxable Year arises as a result of an audit or similar proceeding by a Taxing Authority of any Taxable Year, such liability and the corresponding impact on the Hypothetical Tax Liability as a result of such audit or similar proceeding, if applicable, shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(vi)    Interest Amount. The “Interest Amount” in respect of a TRA Party equals interest on the unpaid amount of the Net Tax Benefit with respect to such TRA Party for a Taxable Year, calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the earlier of (A) the date on which no remaining Tax Benefit Payment to the TRA Party is due in respect of such Net Tax Benefit and (B) the applicable Final Payment Date.

(vii)    The TRA Parties acknowledge and agree that, as of the date of this Agreement and the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes. Notwithstanding anything to the contrary in this Agreement, unless a TRA Party notifies the Corporation otherwise, the stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)) with respect to any transfer of Common Units by a TRA Party pursuant to an Exchange shall not exceed the sum of (A) the value of the Class A Common Stock or the amount of cash delivered to the TRA Party, in each case, in the Exchange plus (B) the product of (1) the highest marginal federal income tax rate applicable to corporations in effect for the taxable year of such Exchange plus the Assumed State and Local Tax Rate for the taxable year of such Exchange and (2) 85% of the Covered Tax Assets relating to the Exchange, and the aggregate Payments under this Agreement to such TRA Party (other than amounts accounted for as interest under the Code) in respect of the Covered Tax Assets relating to the Exchange shall not exceed the amount described in this clause (B).

Section 3.2.    No Duplicative Payments. It is intended that the provisions hereunder will not result in the duplicative payment of any amount that may be required under this Agreement, and the provisions hereunder shall be consistently interpreted and applied in accordance with that intent.

Section 3.3.    Pro-Ration of Payments as Between the TRA Parties.

(a)    Insufficient Taxable Income. Notwithstanding anything in Section 3.1(b) to the contrary, if the aggregate potential Covered Tax benefit of the Corporation as calculated with respect to the Covered Tax Assets (in each case, without regard to the Taxable Year of origination) is limited in a particular Taxable Year because the Corporation does not have sufficient actual taxable income, then the available Covered Tax benefit for the Corporation shall be allocated among the TRA Parties in proportion to the respective Tax Benefit Payments that would have been payable if the Corporation had sufficient taxable income. For example, if the Corporation had $200 of aggregate potential Covered Tax benefits with respect to the Covered Tax Assets in a particular Taxable Year (with $50 of such Covered Tax benefits Attributable to TRA Party A and $150 Attributable to TRA Party B), such that TRA Party A would have been entitled to a Tax Benefit Payment of $42.50 and TRA Party B would have been entitled to a Tax Benefit Payment of $127.50 if the Corporation had sufficient actual taxable income, and if the Corporation instead had insufficient actual taxable income in such Taxable Year, such that the Covered Tax benefit was limited to $100, then $25 of the aggregate $100 actual Covered Tax benefit for the Corporation for such Taxable Year would be allocated to TRA Party A and $75 would be allocated to TRA Party B, such that TRA Party A would receive a Tax Benefit Payment of $21.25 and TRA Party B would receive a Tax Benefit Payment of $63.75.

(b)    Late Payments. If for any reason the Corporation is not able to fully satisfy its payment obligations to make all Tax Benefit Payments due in respect of a particular Taxable Year, then (i) Default Rate Interest will accrue pursuant to Section 5.2, (ii) the Corporation shall pay the available amount of such Tax Benefit Payments (and any applicable Default Rate Interest) in respect of such Taxable Year to each TRA Party pro rata in accordance with Section 3.3(a) and (iii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments (and any applicable Default Rate Interest) to all TRA Parties in respect of all prior Taxable Years have been made in full. Notwithstanding the preceding sentence, for the avoidance of doubt, the Default Rate shall not apply (and the Agreed Rate shall apply) in such certain circumstances described in the second proviso to third sentence of Section 4.1(c) and Section 5.2. Notwithstanding anything herein to the contrary, no interest shall accrue with respect to the delay of any payments as a result of a Reconciliation Dispute pursuant to Section 7.8.

Section 3.4.    Overpayments. Subject to the procedures described in Section 2.4(a), to the extent the Corporation makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) or Section 4.3(a) until such TRA Party has foregone an amount of payments equal to such excess; provided, that for the avoidance of the doubt, no TRA Party shall be required to return any Payment or any interest paid by the Corporation to such TRA Party.

ARTICLE IV

Termination

Section 4.1.    Early Termination of Agreement; Acceleration Events.

(a)    Corporation’s Early Termination Right. With the written approval of a majority of the Independent Directors, the Corporation may terminate this Agreement, as and to the extent provided herein, by paying in full each and every TRA Party the Early Termination Payment (along with any applicable Default Rate Interest) due to such TRA Party.

(b)    Acceleration upon Change of Control. In the event of a Change of Control, the Early Termination Payment (calculated as if an Early Termination Notice had been delivered on the date of the Change of Control) shall become due and payable in accordance with Section 4.3 and the Agreement shall terminate, as and to the extent provided herein.

(c)    Acceleration upon Breach of Agreement. In the event of a Material Breach, the Early Termination Payment (calculated as if an Early Termination Notice had been delivered on the date of the Material Breach) shall become due and payable in accordance with Section 4.3 and the Agreement shall terminate, as and to the extent provided herein. Subject to the next sentence, the Corporation’s failure to make a Payment (along with any applicable interest) within ninety (90) calendar days of the applicable Final Payment Date shall be deemed to constitute a Material Breach. To the extent that any Tax Benefit Payment is not made by the date that is ninety (90) calendar days after the relevant Final Payment Date because the Corporation (i) is prohibited from making such payment under Section 5.1 or the terms of any agreement governing any Senior Obligations or (ii) does not have, and cannot take commercially reasonable actions to obtain, sufficient funds to make such payment, such failure to make a Tax Benefit Payment will not constitute a Material Breach; provided that (A) such payment obligation nevertheless will accrue Default Rate Interest for the benefit of the TRA Parties, (B) the Corporation shall promptly (and in any event, within five (5) Business Days) pay the entirety of the unpaid amount (along with any applicable interest) once the Corporation is not prohibited from making such payment under Section 5.1 or the terms of the agreements governing the Senior Obligations and the Corporation has sufficient funds to make such payment and (C) the failure of the Corporation to comply with the foregoing clause (B) will constitute a Material Breach; provided further that the interest provision of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of prohibition under Section 5.1 or limitations imposed by the terms of any agreement governing any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate). For the avoidance of doubt, all cash and cash equivalents used or to be used by the Corporation to pay distributions to its stockholders or to repurchase capital stock of the Corporation (including Class A Common Stock) shall be deemed to be funds available to pay Tax Benefit Payments (along with any applicable interest). The Corporation shall use commercially reasonable efforts to maintain sufficient available funds for the purpose of making Tax Benefit Payments under this Agreement.

(d)    In the case of a termination pursuant to any of the foregoing paragraphs (a), (b) or (c), upon the Corporation’s payment in full of the Early Termination Payment (along with any applicable Default Rate Interest) to each TRA Party, the Corporation shall have no further payment obligations under this Agreement other than with respect to any Tax Benefit Payments (along with any applicable Default Rate Interest) in respect of any Taxable Year ending prior to the Early Termination Effective Date, and such payment obligations shall survive the termination of, and be calculated and paid in accordance with, this Agreement. If an Exchange subsequently occurs with respect to Common Units for which the Corporation has paid the Early Termination Payment in full, the Corporation shall have no obligations under this Agreement with respect to such Exchange.

Section 4.2.    Early Termination Notice.

(a)    If (i) the Corporation chooses to exercise its termination right under Section 4.1(a) (“Voluntary Early Termination”), (ii) a Change of Control occurs or (iii) a Material Breach occurs, the Corporation shall, in each case, deliver to the TRA Parties a reasonably detailed notice of the Corporation’s decision to exercise such right or the occurrence of such event, as applicable (an “Early Termination Notice”). In the case of an Early Termination Notice delivered with respect to a Voluntary Early Termination, the Corporation may withdraw such Early Termination Notice and rescind its Voluntary Early Termination at any time prior to the time at which any Early Termination Payment is paid and the terms of this Agreement shall apply as if such Early Termination Notice had never been delivered.

(b)    The Corporation shall deliver a schedule showing in reasonable detail the calculation of the Early Termination Payment (an “Early Termination Schedule”) (i) in case of a Voluntary Early Termination, simultaneously with the delivery of an Early Termination Notice or (ii) in the case of a termination pursuant to Section 4.1(b) or Section 4.1(c), as soon as reasonably practicable following the occurrence of the Change of Control or Material Breach giving rise to such termination. The date on which such Early Termination Schedule becomes final in accordance with Section 2.4(a) shall be the “Early Termination Reference Date”.

Section 4.3.    Payment upon Early Termination.

(a)    Timing of Payment. By the date that is five (5) Business Days after the Early Termination Reference Date (such date, the “Final Payment Date” in respect of the Early Termination Payment), the Corporation shall pay in full to each TRA Party an amount equal to the Early Termination Payment applicable to such TRA Party. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by the applicable TRA Party.

(b)    Amount of Payment. The “Early Termination Payment” payable to a TRA Party pursuant to Section 4.3(a) shall equal the present value, discounted at the Agreed Rate and determined as of the Early Termination Reference Date, of all Tax Benefit Payments (other than any Tax Benefit Payments in respect of Taxable Years ending prior to the Early Termination Effective Date) that would be required to be paid by the Corporation to such TRA Party, beginning from the Early Termination Effective Date and using the Valuation Assumptions. For the avoidance of doubt, an Early Termination Payment shall be made to each TRA Party in accordance with this Agreement, regardless of whether a TRA Party has Exchanged all of its Common Units as of the Early Termination Effective Date.

ARTICLE V

Subordination and Late Payments

Section 5.1.    Subordination. Notwithstanding any other provision of this Agreement to the contrary, any payment required to be made by the Corporation to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations owed in respect of secured or unsecured indebtedness for borrowed money of the Corporation (other than, for the avoidance of doubt, any trade payables, intercompany debt or other similar obligations) (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. Any Tax Benefit Payment or Early Termination Payment required to be made by the Corporation to the TRA Parties under this Agreement shall rank senior in right of payment to any principal, interest or other amounts due and payable in respect of any similar agreement. The effect of any other similar agreement shall not be taken into account in respect of any calculations made hereunder.

Section 5.2.    Late Payments by the Corporation. Subject to the second proviso in the third sentence of Section 4.1(c), the amount of any Payment not made to any TRA Party by the applicable Final Payment Date shall be payable together with “Default Rate Interest,” calculated at the Default Rate and accruing on the amount of the unpaid Payment from the applicable Final Payment Date until the date on which the Corporation makes such Payment to such TRA Party.

ARTICLE VI

Tax Matters; Consistency; Cooperation

Section 6.1.    Participation in the Corporation’s and Parent’s Tax Matters. Except as otherwise provided herein or in Article IX of the Operating Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and Parent, including preparing, filing or amending any Tax Return and defending, contesting or settling any issue pertaining to taxes; provided, however, that the Corporation shall not settle any issue pertaining to Covered Tax Assets that is reasonably expected to materially adversely affect the TRA Parties’ rights and obligations under this Agreement without the consent of the TRA Representatives, such consent not to be unreasonably withheld, conditioned or delayed. If the TRA Representatives fail to respond to any notice with respect to the settlement of any such issue within thirty (30) calendar days of its receipt of the applicable notice, the TRA Representatives shall be deemed to have consented to the proposed settlement or other disposition. Notwithstanding the foregoing, (i) the Corporation shall notify the TRA Representatives of, and keep them reasonably informed with respect to, the portion of any audit by any Taxing Authority of the Corporation, Parent or any of Parent’s Subsidiaries, the outcome of which is reasonably expected to materially and adversely affect the TRA Parties’ rights and obligations under this Agreement, including the timing of anticipated Tax Benefit Payments and (ii) the TRA Representatives shall each have the right to participate in and to monitor at their own expense (but, for the avoidance of doubt, not to control) any such issue in any such tax audit. To the extent there is a conflict between this Agreement and the Operating Agreement as it relates to tax matters concerning Covered Taxes and the Corporation and Parent, including preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes, this Agreement shall control.

Section 6.2.    Consistency. Except upon the written advice of the Advisory Firm, all calculations and determinations made hereunder, including any Basis Adjustments, the Schedules and the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies and positions taken by the Corporation and applicable members of the Parent Group on their respective Tax Returns. Each TRA Party shall prepare its Tax Returns in a manner consistent with the terms of this Agreement and any related calculations or determinations made hereunder, including the terms of Section 2.1 and the Schedules provided to each such TRA Party, except as otherwise required by applicable Law. In the event that an Advisory Firm is replaced with another Advisory Firm acceptable to the Audit Committee, the TRA Parties shall cause such replacement Advisory Firm to perform its services necessitated by this Agreement using procedures and methodologies consistent with those of the previous Advisory Firm, unless otherwise required by applicable Law or unless the Corporation and all of the TRA Representatives agree to the use of other procedures and methodologies.

Section 6.3.    Cooperation.

(a)    Each TRA Party shall (i) furnish to the Corporation in a timely manner such information, documents and other materials as the Corporation may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return of Parent or any of its Subsidiaries or contesting or defending any related audit, examination or controversy with any Taxing Authority, (ii) make itself available to the Corporation and its representatives to provide explanations of documents and materials and such other information as the Corporation or its representatives may reasonably request in connection with any of the matters described in clause (i) above and (iii) reasonably cooperate in connection with any such matter.

(b)    The Corporation shall reimburse the TRA Parties for any reasonable and documented out-of-pocket costs and expenses incurred pursuant to Section 6.3(a).

ARTICLE VII

Miscellaneous

Section 7.1.    Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the Corporation, to:

X-energy, Inc.

801 Thompson Avenue, Suite 400

Rockville, MD 20852

Attn: [●]

Email: [●]

With a copy (which will not constitute notice) to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Attn: Paul Sheridan; Nicholas P. Luongo

Email: paul.sheridan@lw.com; nick.luongo@lw.com

If to any TRA Party, to the address and e-mail address specified on such TRA Party’s signature page to the applicable Joinder or otherwise on file with the Corporation or Parent.

Any Party may change its address or e-mail address by giving each of the other Party written notice thereof in the manner set forth above.

Section 7.2.    Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument . This Agreement shall become effective when one or more counterparts have been signed by each of the TRA Parties and delivered to the other TRA Parties, it being understood that all TRA Parties need not sign the same counterpart.

Section 7.3.    Entire Agreement; No Third-Party Beneficiaries. This Agreement and the documents or instruments referred to in this Agreement, including any exhibits attached, which exhibits are incorporated by reference, embody the entire agreement and understanding of the Parties in respect of the subject matter contained in this Agreement.

There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained in this Agreement. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with this Agreement shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or a successor or permitted assign of such a Party.

Section 7.4.    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

Section 7.5.    Assignments; Amendments; Successors; No Waiver.

(a)    Assignment. No TRA Party may assign, sell, pledge or otherwise alienate or transfer any interest in this Agreement, including the right to receive any payments under this Agreement, to any Person without (i) such Person executing and delivering a Joinder agreeing to succeed to the applicable portion of such TRA Party’s interest in this Agreement and to become a Party for all purposes of this Agreement and (ii) the express prior written consent of the Corporation (not to be unreasonably withheld, conditioned, or delayed except that the Corporation may withhold, condition, or delay its consent in its sole discretion to any transfer by a TRA Party (x) if the TRA Party is an original signatory to this Agreement and that TRA Party seeks to transfer a portion of its rights, in the aggregate, to more than three transferees, and (y) if the TRA Party is not an original signatory to this Agreement and that TRA Party seeks to transfer less than all of its rights (the requirements in clauses (i) and (ii), collectively, the “Joinder Requirements”)). Any purported assignment without the Joinder Requirements shall be null and void. For the avoidance of doubt, if a TRA Party transfers Common Units in accordance with the terms of the Operating Agreement but does not assign to the transferee of such Common Units its rights under this Agreement with respect to such transferred Common Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Common Units (and any such transferred Common Units shall be separately identified, so as to facilitate the determination of payments hereunder). The Corporation may not assign any of its rights or obligations under this Agreement to any Person without TRA Party Approval (and any purported assignment without such consent shall be null and void).

(b)    Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporation with TRA Party Approval; provided that amendment of the definition of Change of Control will also require the written approval of a majority of the Independent Directors; provided further that, to the extent any amendment would materially, adversely and disproportionately affect a TRA Party with respect to any rights under this Agreement, such amendment shall require the written approval of such affected TRA Party.

(c)    Successors. Except as provided in Section 7.5(a), all of the terms and provisions hereunder shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by equity purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place.

(d)    Waiver. No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 7.6.    Resolution of Disputes; Governing Law.

(a)    Except for Reconciliation Disputes subject to Section 7.7, any and all disputes which cannot be settled after good faith negotiation within sixty (60) calendar days, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement (including the validity, scope and enforceability of this Section 7.6 or Section 7.7) (each, a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Non-Administered Arbitration by the majority vote of a panel of three arbitrators, of which the Corporation shall designate one arbitrator and the TRA Parties that are party to such Dispute shall designate one arbitrator, in each case in accordance with the “screened” appointment procedure provided in Resolution Rule 5.4. In addition to monetary damages, the arbitrators shall be empowered and permitted to award equitable relief, including an injunction and specific performance of any obligation under this Agreement. The arbitrators are not empowered to award damages in excess of compensatory damages, and each TRA Party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any Dispute. Any award shall be the sole and exclusive remedy between the TRA Parties regarding any claims, counterclaims, issues or accounting presented to the arbitrators. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be New York, New York.

(b)    Notwithstanding the provisions of paragraph (a) above, any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraphs (c) and (d) of this Section 7.6 to any such action or proceeding and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions hereunder would be difficult to calculate and that remedies at law would be inadequate.

(c)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, in all respects, including as to validity, interpretation and effect, the Laws of the State of Delaware, applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.. Subject to this Section 7.6 and Section 7.7, the Parties agree that any suit or proceeding in connection with, arising out of or relating to this Agreement must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the Parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such suit or proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the suit or proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence a suit or proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any suit or proceeding brought pursuant to this Section 7.6(c).

(d)    Each Party irrevocably and unconditionally waives, to the fullest extent permitted by Law, (i) any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any court referred to in Section 7.7(b) or 7.7(c) and (ii) the defense of an inconvenient forum to the maintenance of any such suit, action or proceeding in any such court.

(e)    Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law.

(f)    ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES. THEREFORE, EACH SUCH PARTY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 7.7.    Reconciliation Procedures.

(a)    In the event that the Corporation and any TRA Representative are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.4 or Section 4.2, as applicable, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the procedures described in this paragraph (the “Reconciliation Procedures”) will apply. The applicable TRA Representative shall, within fifteen (15) calendar days of the commencement of a Reconciliation Dispute, mutually select a nationally recognized expert in the particular area of disagreement (the “Expert”) and submit the Reconciliation Dispute to such Expert for determination. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and such TRA Representative agree otherwise, the Expert (and its employing firm) shall not have any material relationship with the Corporation or such TRA Representative or other actual or potential conflict of interest. If the applicable Parties are unable to agree on an Expert within such fifteen (15) calendar-day time period, the selection of an Expert shall be treated as a Dispute subject to Section 7.6 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm that does not have any material relationship with the applicable Parties or other actual or potential conflict of interest. The Expert shall resolve any matter relating to (i) an Attribute Schedule, Early Termination Schedule or an amendment to either within thirty (30) calendar days and (ii) a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid by the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The Expert shall finally determine any Reconciliation Dispute, and its determinations pursuant to this Section 7.7(a) shall be binding on the applicable Parties and may be entered and enforced in any court having competent jurisdiction. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.7 or a Dispute within the meaning of Section 7.6 shall be decided and resolved as a Dispute subject to the procedures set forth in Section 7.6.

(b)    The sum of (a) the costs and expenses relating to (i) the engagement (and if applicable selection by an arbitration panel) of such Expert and (ii) if applicable, amending any Tax Return in connection with the decision of such Expert and (b) the reasonable and documented out-of-pocket costs and expenses of the Corporation and the applicable TRA Representative incurred in the conduct of such resolution process shall be allocated between the Corporation, on the one hand, and the applicable TRA Representative, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Expert that is unsuccessfully disputed by each such Party (as finally determined by the Expert) bears to the total amount of such disputed items so submitted, and each such Party shall promptly reimburse the other Party for the excess that such other Party has paid in respect of such costs and expenses over the amount it has been so allocated. The Corporation may withhold payments under this Agreement to collect amounts due under the preceding sentence.

Section 7.8.    Withholding. The Corporation and its Affiliates shall be entitled to deduct and withhold from any payment that is payable to any TRA Party pursuant to this Agreement such amounts as the Corporation is required to deduct and withhold with respect to the making of such payment by applicable Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authority by the Corporation, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid by the Corporation to the relevant TRA Party in respect of whom the deduction and withholding was made. Each TRA Party shall promptly provide the Corporation with any applicable tax forms and certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required by applicable Law. For the avoidance of doubt, this Section 7.8 shall apply to any Person who becomes a Party to this Agreement pursuant to Section 7.5.

Section 7.9.    Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a)    If the Corporation is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of state or local tax Law, then (i) the provisions of this Agreement shall be applied with respect to the group as a whole, and (ii) Payments and other applicable items hereunder shall be computed with reference to the consolidated taxable income of the group as a whole.

(b)    If the Corporation or any member of the Parent Group transfers one or more Reference Assets to a Person treated as a corporation for U.S. federal income tax purposes (with which the Corporation does not file a consolidated Tax Return pursuant to Section 1501 of the Code), unless otherwise agreed to by the Corporation and each of the TRA Representatives, such transferor, for purposes of calculating the amount of any Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by the Corporation or Parent Group member, as the applicable transferor, shall be equal to the fair market value of the transferred asset plus the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset. For purposes of this Section 7.9, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s applicable share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth herein, if the Corporation or any member of a group described in Section 7.9(a) transfers its assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive, pursuant to a contribution described in Section 351(a) of the Code or pursuant to any other transaction to which Section 381(a) of the Code applies (other than any such reorganization or any such other transaction, in each case, pursuant to which such entity transfers assets to a corporation with which the Corporation or any member of the group described in Section 7.9(a) (excluding any such member being transferred in such reorganization or other transaction) does not file a consolidated Tax Return pursuant to Section 1501 of the Code), the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) pursuant to this Section 7.9(b).

Section 7.10.    Confidentiality. Each TRA Party and each of its respective assignees acknowledges and agrees that the information of the Corporation is confidential and, except in the course of performing any duties as necessary for the Corporation and its Affiliates, as required by Law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in the strictest confidence and not disclose to any other Person any confidential information, acquired pursuant to this Agreement, of the Corporation or its controlled Affiliates or their successors. This Section 7.10 shall not apply to (i) any information that has been made publicly available by the Corporation or any of its controlled Affiliates, becomes public knowledge (except as a result of an act of any TRA Party in violation of this Agreement) or is generally known to the business community, (ii) the disclosure of information to the extent necessary for a TRA Party to prosecute or defend claims arising under or relating to this Agreement and (iii) the disclosure of information to the extent necessary for a TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any Taxing Authority or to prosecute or defend any action, proceeding or audit by any Taxing Authority with respect to such Tax Returns. Notwithstanding anything to the contrary herein, the TRA Parties and each of their assignees (and each employee, representative or other agent of the TRA Parties or their assignees, as applicable) may disclose at their discretion to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Corporation, the TRA Parties and any of their transactions, and all materials of any kind (including tax opinions or other tax analyses) that are provided to the TRA Parties relating to such tax treatment and tax structure. If a TRA Party or an assignee commits, or threatens to commit, a breach of any of the provisions of this Section 7.10, the Corporation shall have the right and remedy to have the provisions of this Section 7.10 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Corporation or any of its controlled Affiliates and that money damages alone will not provide an adequate remedy to such Persons. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at Law or in equity.

Section 7.11.    Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in Law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by such TRA Party (or direct or indirect equity holders in such TRA Party) in connection with any Exchange to be treated as ordinary income (other than with respect to assets described in Section 751(a) of the Code) rather than capital gain (or otherwise taxed at ordinary income rates) for U.S. federal income tax purposes or would have other material adverse tax consequences to such TRA Party or any direct or indirect owner of such TRA Party, then, at the written election of such TRA Party in its sole discretion (in an instrument signed by such TRA Party and delivered to the Corporation) and to the extent specified therein by such TRA Party, this Agreement shall cease to have further effect and shall not apply to an Exchange occurring after a date specified by such TRA Party; provided, for the avoidance of doubt, such voluntary termination of rights by a TRA Party shall not result in or cause a termination or acceleration event under Section 4.1.

Section 7.12.    Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Party hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the “Maximum Rate”). If any TRA Party shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the applicable payment (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged or received by any TRA Party exceeds the Maximum Rate, such TRA Party may, to the extent permitted by applicable Law, (i) characterize any payment that is not principal as an expense, fee or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof or (iii) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such TRA Party hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury Laws.

Section 7.13.    Independent Nature of Rights and Obligations. The rights and obligations of each TRA Party hereunder are several and not joint with the rights and obligations of any other Person. A TRA Party shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Party have the right to enforce the rights or obligations of any other Person hereunder (other than obligations of the Corporation). The obligations of a TRA Party hereunder are solely for the benefit of, and shall be enforceable solely by, the Corporation. Nothing contained herein or in any other agreement or document delivered in connection herewith, and no action taken by any TRA Party pursuant hereto or thereto, shall be deemed to constitute the TRA Parties acting as a partnership, association, joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated by this Agreement.

Section 7.14.    Tax Characterization. The Parties intend that each (A) Exchange, (B) payment made under this Agreement (except with respect to amounts that constitute Imputed Interest) to a TRA Party in connection with an Exchange and (C) distribution (or deemed distribution) from Parent to a TRA Party that may reasonably be treated as a transaction between the Corporation and the TRA Party pursuant to Section 707(a)(2)(B) of the Code (or any similar provisions of applicable state or local tax Law) shall give rise to Basis Adjustments; provided, however, that no Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any tax audit, claim or similar proceedings in connection with such position. To the extent this Agreement imposes obligations on Parent or a member of Parent, this Agreement shall be treated as part of the Operating Agreement as described in Section 761(c) of the Code and Treasury Regulations Sections 1.761-1(c) and 1.704-1(b)(2)(ii)(h).

[Signature Page Follows this Page]

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

CORPORATION:

X-ENERGY, INC.

By:

Name:
Title:

PARENT:

X-ENERGY REACTOR COMPANY, LLC

By:

Name:
Title:

TRA PARTIES:

[●]

By:
Name:
Title:

[●]

By:
Name:
Title:

[●]

By:
Name:
Title:

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of                     , 20     (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [ ⚫ ] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”), by and among X-energy, Inc., a Delaware corporation (the “Corporation”), X-energy Reactor Company, LLC, a Delaware limited liability company (the “LLC”), and each of the TRA Parties from time to time party thereto. Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.

Joinder to the Tax Receivable Agreement. The undersigned hereby represents and warrants to the Corporation that, as of the date hereof, the undersigned has been assigned an interest in the Tax Receivable Agreement from a TRA Party.

2.

Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a TRA Party under the Tax Receivable Agreement, with all the rights, privileges and responsibilities of a party thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

3.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

4.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]

[Address]

[City, State, Zip Code]

Attn:

Facsimile:

E-mail:

[Signature Page Follows this Page]

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW TRA PARTY]

by
Name:
Title:

Acknowledged and agreed as of the date first set forth above:

X-ENERGY, INC.

By
Name:
Title:

Exhibit E

FORM OF

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ⚫ ] (the “Effective Date”), is made and entered into by and among X-Energy, Inc., a Delaware corporation (formerly known as Ares Acquisition Corporation, a Cayman Islands exempted company, prior to the Domestication) (the “Company”), Ares Acquisition Holdings L.P., a Cayman Islands exempted limited partnership (the “Sponsor”) each of the other undersigned parties listed on the signature page hereto under the caption “Sponsor Holders” (collectively with the Sponsor, the “Sponsor Holders”) and each of the undersigned parties listed on the signature page hereto under the caption “X-energy Holders” (collectively, the “X-energy Holders” and, together with the Sponsor Holders and any Person who hereafter becomes a party to this Agreement pursuant to Section 5.2, each a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, the Company and the Sponsor Holders are party to the Registration and Shareholder Rights Agreement, dated as of February 1, 2021 (the “Original RRA”);

WHEREAS, the Company is party to the Business Combination Agreement, dated as of December [ ⚫ ], 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, X-Energy Reactor Company, LLC, a Delaware limited liability company (“Legacy X-energy”), and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company;

WHEREAS, prior to the Effective Date and subject to the conditions of the Business Combination Agreement, the Company migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Cayman Islands Companies Law (As Revised) (the “Domestication”);

WHEREAS, pursuant to the Business Combination Agreement, on the Effective Date, the Company contributed to Legacy X-energy the Closing Contributions (as defined in the Business Combination Agreement) in exchange for common units of Legacy X-energy (“Common Units”) (the “Contribution” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”);

WHEREAS, on the Effective Date, in connection with the Closing of the Transactions, the Company issued to the X-energy Holders an aggregate of [ ⚫ ] shares of Class B Common Stock and [ ⚫ ] shares of Class C Common Stock (as defined herein) pursuant to those certain subscription agreements, each dated as of the Effective Date, by and between the Company and each such X-energy Holder;

WHEREAS, pursuant to Section 6.8 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Holders (as defined in the Original RRA) (the “Original Holders”) of at least a majority in interest of the Registrable Securities (as defined in the Original RRA) (the “Original Registrable Securities”) at the time in question;

WHEREAS, the Sponsor Holders party to this Agreement are Original Holders of at least a majority in interest of the Original Registrable Securities as of the Effective Date; and

WHEREAS, in connection with the consummation of the transactions described above, the Company and the Sponsor Holders desire to amend and restate the Original RRA in its entirety as set forth herein, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” has the meaning given in Section 5.11.

“Additional Holder Common Stock” has the meaning given in Section 5.11.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company or the Board, in each case, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” has the meaning given in the Preamble hereto.

“Board” means the board of directors of the Company.

“Business Combination Agreement” has the meaning given in the Recitals hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Class A Common Stock” means Class A common stock, par value $0.0001 per share, of the Company.

“Class B Common Stock” means Class B common stock, par value $0.0001 per share, of the Company.

“Class C Common Stock” means Class C common stock, par value $0.0001 per share, of the Company.

“Closing” has the meaning given in the Business Combination Agreement.

“Closing Date” has the meaning given in the Business Combination Agreement.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means, collectively, the Class A Common Stock, Class B Common Stock and the Class C Common Stock.

“Common Units” has the meaning given in the Recitals hereto.

“Company” has the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Fifth A&R Operating Agreement” has the meaning given in the Business Combination Agreement.

“Contribution” has the meaning given in the Recitals hereto.

“Demanding Holder” has the meaning given in Section 2.1.4.

“Domestication” has the meaning given in the Recitals hereto.

“DTC” means the Depository Trust Company.

“Earn Out Units” has the meaning given in the Business Combination Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as it may be amended from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Form S-1 Shelf” has the meaning given in Section 2.1.1.

“Form S-3 Shelf” has the meaning given in Section 2.1.1.

“Governmental Authority” means any federal, state, provincial, municipal, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitral body, commission, or other similar dispute-resolving panel or body (public or private).

“Holder” and “Holders,” with respect to any Person, has the meaning given in the Preamble hereto, in each case, for so long as such Person holds any Registrable Securities.

“Holder Information” has the meaning given in Section 4.1.2.

“Joinder” has the meaning given in Section 5.11.

“Law” means any federal, state, local, municipal, foreign or other constitution, law, statute, act, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, ordinance, regulation, order or consent, in each case, issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legacy X-energy” has the meaning given in the Recitals hereto.

“Legal Proceeding” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment, examination, mediation or arbitration, or any request (including any request for information), inquiry, hearing, proceeding (whether at law or in equity) or investigation, by or before any Governmental Authority.

“Lock-Up Agreements” means the X-energy Holder Lock-Up Agreement and the Sponsor Holder Lock-Up Agreement, collectively.

“Lock-Up Period” means (a) with respect to the Sponsor Holders and their respective Permitted Transferees, the lock-up period specified with respect to a party in the Sponsor Holder Lock-Up Agreement and (b) with respect to the X-energy Holders and their respective Permitted Transferees, the lock-up period specified with respect to a party in the X-energy Holder Lock-Up Agreement.

“Maximum Number of Securities” has the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” has the meaning given in Section 2.1.4.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original Holders” has the meaning given in the Recitals hereto.

“Original Registrable Securities” has the meaning given in the Recitals hereto.

“Original RRA” has the meaning given in the Recitals hereto.

“Other Coordinated Offering” has the meaning given in Section 2.4.1.

“Permitted Transferees” means persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-Up Period pursuant to the applicable Lock-Up Agreement.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision of any government, or an agency or instrumentality of any government.

“Piggyback Registration” has the meaning given in Section 2.2.1.

“Prospectus” means the prospectus included in any Registration Statement, as supplemented by all prospectus supplements and as amended by all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” means (i) any outstanding shares of Class A Common Stock held by a Holder immediately following the Closing (other than the Sponsor Earn Out Shares), (ii) any shares of Class A Common Stock that may be acquired by Holders upon the exercise, conversion or redemption of any other security of the Company or other right to acquire Class A Common Stock held by a Holder immediately following the Closing, including, shares of Class A Common Stock issuable upon (A) the redemption or exchange of Common Units in accordance with the Company Fifth A&R Operating Agreement (other than the Earn Out Units), (B) the exercise of the Warrants and (C) the conversion of the Series C-2 Notes, (iii) the Sponsor Earn Out Shares (provided that, prior to the release of such Sponsor Earn Out Shares to Sponsor in accordance with the terms of the Sponsor Support Agreement, the Sponsor Earn

Out Shares shall only be deemed to be “Registrable Securities” for purposes of Sections 2.1.1, 2.1.2 and 2.1.3), (iv) any shares of Class A Common Stock issuable upon the redemption or exchange of the Earn Out Units in accordance with the Company Fifth A&R Operating Agreement, (v) any outstanding shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock (including the Warrants and any shares of Class A Common Stock issued or issuable upon the exercise of any such warrant) of the Company held by a Holder following the Effective Date to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company and (vi) any other equity security of the Company issued or issuable with respect to any securities referenced in clause (i), (ii), (iii), (iv) or (v) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of the following events: (v) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder to a Person that is not an “affiliate” (as defined in Rule 144) of the Company and new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (w) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (x) such securities shall have ceased to be outstanding; (y) such securities may be sold without registration pursuant to Rule 144 with no volume or other restrictions or limitations, including as to manner or timing of sale or current public information requirements; and (z) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a Registration Statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the documented, out-of-pocket expenses of a Registration, including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with FINRA) and any national securities exchange on which the Class A Common Stock is then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority in interest of the Demanding Holders in an Underwritten Offering or Other Coordinated Offering.

“Registration Statement” means any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including any Shelf, and, in each case, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to, and all material incorporated by reference in, such registration statement.

“Requesting Holders” has the meaning given in Section 2.1.5.

“Rule 144” means Rule 144 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time.

“Series C-2 Notes” means the Series C-2 Convertible/Exchangeable Promissory Notes issued by X-Energy Reactor Company, LLC.

“Shelf” means the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” means Ares Acquisition Holdings LP, a Cayman Islands limited partnership.

“Sponsor Earn Out Shares” has the meaning given in the Sponsor Support Agreement.

“Sponsor Holders” has the meaning given in the Preamble hereto.

“Sponsor Holders Lock-Up Agreement” means the lock-up agreement, dated as of the Effective Date, entered into by the Company and the Sponsor Holders.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of December [ ⚫ ], 2022, by and among the Company, the Sponsor and Legacy X-energy.

“Subsequent Shelf Registration” has the meaning given in Section 2.1.2.

“Total Limit” has the meaning given in Section 2.1.4.

“Transactions” has the meaning given in the Recitals to this agreement.

“Transfer” means the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecation, loan, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Lock-Up Period” has the meaning given in Section 2.3.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in Section 2.1.4.

“Warrants” means the Purchaser Common Warrants (as defined in the Business Combination Agreement).

“Withdrawal Notice” has the meaning given in Section 2.1.6.

“X-energy Holders” has the meaning given in the Preamble hereto.

“X-energy Holders Lock-Up Agreement” means the lock-up agreement, dated as of the Effective Date, entered into by the Company and the X-energy Holders.

“Yearly Limit” has the meaning given in Section 2.1.4.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1 Shelf Registration.

2.1.1 Filing. The Company shall, subject to Section 3.4, submit or file with the Commission (at the Company’s sole cost and expense) within 30 days of the Closing Date a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), in each case, covering the resale of all Registrable Securities (determined as of two business days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after such filing, but no later than the earlier of (a) the 90th calendar day following the filing date if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. Subject to Sections 2.1.3 and 3.4, the Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form S-3.

2.1.2 Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to, as promptly as reasonably practicable, cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities under such Shelf (determined as of two business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.3 New Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company shall, upon the written request of such Holder, promptly use its commercially reasonable efforts to (a) cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then-available Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration filed promptly after receipt of such request and (b) cause the same to become effective as soon as practicable after such filing, and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor Holders, collectively, and (ii) the X-energy Holders, collectively.

2.1.4 Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, any Sponsor Holder or X-energy Holder (a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering or other coordinated offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”). Notwithstanding the foregoing, the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by written notice to the Company, specifying the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the initial Demanding Holder, shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which approval shall not be unreasonably withheld, conditioned or delayed). Subject to Section 2.4.6, each of (i) the Sponsor Holders, collectively and (ii) the X-energy Holders, collectively, may demand Underwritten Shelf Takedowns pursuant to this Section 2.1.4 (x) not more than two times in any 12-month period (the “Yearly Limit”). Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then-effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Class A Common Stock or other equity securities that the Company desires to sell and all other shares of Class A Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Class A Common Stock or other equity securities proposed to be sold by the Company or by other holders of Class A Common Stock or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders (if any) have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities. To facilitate the allocation of Registrable Securities in accordance with the above provisions, the Company or the Underwriters may round the number of shares allocated to any Holder to the nearest 10 Registrable Securities.

2.1.6 Underwritten Shelf Takedown Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority in interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notice (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any). Notwithstanding the foregoing, the Sponsor Holders or the X-energy Holders, as applicable, may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor Holders or the X-energy Holders, as applicable,. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4 and shall count toward the Yearly Limit and the Total Limit, unless either (i) the Demanding Holder(s) making the withdrawal has not previously withdrawn any Underwritten Shelf Takedown or (ii) the Demanding Holder(s) making the withdrawal reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor Holders or the X-energy Holders, as applicable, elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor Holders or the X-energy Holders, as applicable, for purposes of Section 2.1.4 and shall count toward the Yearly Limit and the Total Limit. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Requesting Holders. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, an Underwritten Shelf Takedown pursuant to Section 2.1), the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than ten days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering. Such notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within 5 business days after receipt of such written notice (such Registration, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included in such registered offering on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. Notwithstanding the foregoing, no Piggyback Registration shall be required with respect to a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iv) for an offering of debt that is convertible into equity securities of the Company, (v) for a dividend reinvestment plan, or (vi) a Block Trade or an Other Coordinated Offering (which shall be subject to Section 2.4).

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Class A Common Stock or other equity securities that the Company or the Demanding Holders desire to sell, taken together with (i) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which Registration has been requested pursuant to this Section 2.2 and (iii) the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

(b) if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Class A Common Stock or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, as nearly as practicable, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Class A Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Class A Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of such Persons other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c) if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notice to the Company and the Underwriter or Underwriters (if any) prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 and shall not count toward the Yearly Limit or the Total Limit.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter, each Holder that participates in such Underwritten Offering agrees that it shall not Transfer any shares of Class A Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the 90-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering (the “Underwritten Lock-Up Period”), except as expressly permitted by such lock-up agreement or in the event the Underwriters managing the offering otherwise consent in writing. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all other Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with an anticipated aggregate offering price of, either (x) at least $50,000,000 or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering as expeditiously as possible. Notwithstanding the foregoing, the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sale agents or placement agents (if any). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 Subject to Section 2.4.6, each of (i) the Sponsor Holders, as a group, and (ii) the X-energy Holders, as a group, may demand no more than two Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve month period. Any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4.

2.4.6 Notwithstanding anything to the contrary in this Agreement, with respect to (i) the Sponsor Holders, as a group, and (ii) the X-energy Holders, as a group, in no event may the number of Block Trades or Other Coordinated Offerings demanded pursuant to this Section 2.4 plus the number of Underwritten Shelf Takedowns demanded pursuant to Section 2.1.4 exceed a total of two demands for such group in any twelve month period.

2.5 Legends. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) and upon compliance by the Holder with the requirements of this Section 2.5, if requested by the Holder, the Company shall cause the transfer agent for the Registrable Securities (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Registrable Securities and make a new, unlegended entry for such book entry shares sold or disposed of without restrictive legends within two trading days of any such request from the Holder; provided that the Company and the Transfer Agent have timely received from the Holder customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith. Subject to receipt from the Holder by the Company and the Transfer Agent of customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith, the Holder may request that the Company remove any legend from the book entry position evidencing its Registrable Securities and the Company will, if required by the Transfer Agent, use its commercially reasonable efforts cause an opinion of the Company’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Registrable Securities (i) are subject to or have been or are about to be sold pursuant to an effective registration statement or (ii) have been or are about to be sold pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). If restrictive legends are no longer required for such Registrable Securities pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from the Holder accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry shares. The Company shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. In connection with any Shelf or Shelf Takedown, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission, as soon as reasonably practicable, a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose, and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 at least three calendar days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities and its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent that is registered pursuant to a Registration Statement, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representative, Underwriters or financial institutions agree to confidentiality arrangements, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a “comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker, placement agent or sales agent pursuant to a Registration Statement (subject to such Underwriter or other financial institution facilitating such offering providing such certification or representation as reasonably requested by the Company’s independent registered public accountings and the Company’s counsel), in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, provided, in each case, that such participating Holders provide such information to such counsel as is customarily required for, or is reasonably requested by such counsel for purposes of, such opinion or negative assurance letter;

3.1.13 in the event of an Underwritten Offering, a Block Trade, or an Other Coordinated Offering, to the extent reasonably requested by the Underwriter, broker, placement agent or sales agent engaged for such offering, allow the Underwriter, broker, placement agent or sales agent to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to a Registration Statement, enter into and perform its obligations under an underwriting agreement, purchase agreement, sales agreement or placement agreement, in usual and customary form, with the managing Underwriter or broker, sales agent or placement agent of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders participating in such Registration, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or other sales agent or placement agent if such Underwriter or other sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or broker, sales agent or placement agent, as applicable.

3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ or agents’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. The Holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Article II and in connection with the Company’s obligation to comply with federal and applicable state securities Laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not timely provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering or other coordinated offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any arrangements approved by the Company and (ii) timely completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such arrangements. The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (i) require the Company to make an Adverse Disclosure, (ii) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (iii) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3 Subject to Section 3.4.4, if (i) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company-initiated Registration, and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (ii) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, then, in each case, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by the Company, in the aggregate, for not more than 90 consecutive calendar days or more than 120 total calendar days in each case, during any 12-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the Effective Date pursuant to Section 13(a) or 15(d) of the Exchange Act. Notwithstanding the foregoing, the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission and publicly available pursuant to the Electronic Data Gathering Analysis and Retrieval System. The Company further covenants that it shall take such further action as any Holder may reasonably request, to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, agents and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented expenses (including, reasonable and documented out-of-pocket attorneys’ fees and disbursements) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed pursuant to this Agreement or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. The Company shall also reimburse such Persons for any legal or other expenses reasonably incurred by any of them in connection with investigating such loss, claim, damage or liability, except insofar as the same are made in reliance on and in conformity with any information with respect to such Holder furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement filed pursuant to this Agreement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, reasonable outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. All notices, consents, waivers and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received), (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice). Any notice or communication under this Agreement must be addressed, if to the Company, to: X-Energy, Inc., 801 Thompson Avenue, Suite 400, Rockville, MD 20852-1627, Attention: Steve Miller, General Counsel, Email: smiller@X-energy.com, with a copy (which shall not constitute notice) to Latham & Watkins LLP, 555 Eleventh Street, NW, Suite 1000, Washington, D.C. 20004-1304, Attention: Paul Sheridan, Nicholas P. Luongo, Rachel Sheridan, Email: paul.sheridan@lw.com, nick.luongo@lw.com, rachel.sheridan@lw.com; and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company under this Agreement may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders under this Agreement may not be assigned or delegated by the Holders in whole or in part; provided, however, that, subject to Section 5.2.5, a Holder may assign the rights and obligations of such Holder hereunder relating to particular Registrable Securities in connection with the transfer of such Registrable Securities to a Permitted Transferee of such Holder (it being understood that no such Transfer shall reduce any rights of the Holder with respect to Registrable Securities still held by such Holder). For the avoidance of doubt, (i) a Permitted Transferee receiving Registrable Securities from a Sponsor Holder shall become a Sponsor Holder and (ii) a Permitted Transferee receiving Registrable Securities from an X-energy Holder shall become an X-energy Holder.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless such assignment is permitted under Section 5.2.2 and unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

5.4 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

5.5 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom (or, to the extent such court does not have jurisdiction, in the United States District Court for the District of Delaware and to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 5.5.

5.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

5.7 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the aggregate Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects a Holder, solely in its capacity as a holder of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8 Other Registration Rights. [Other than [ ⚫ ], the][The] Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. For so long as the Sponsor Holders and their respective affiliates hold, in the aggregate, at least 5% of the outstanding shares of Common Stock of the Company, the Company will not grant rights to register any Common Stock (or securities convertible into or exchangeable for Common Stock) pursuant to the Securities Act that are more favorable or senior to those granted to the Holders hereunder (such rights “ Competing Registration Rights”) without the prior written consent of the Sponsor Holders, not to be unreasonably withheld, delayed or conditioned. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9 Term. This Agreement shall terminate with respect to any Holder upon the date that such Holder no longer holds any Registrable Securities. The provisions of Article IV shall survive any termination.

5.10 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.11 Additional Holders; Joinder. Subject to the prior written consent of at least a majority in interest of the aggregate Registrable Securities at the time in question, the Company may make any Person who becomes a Holder pursuant to Section 5.2 or otherwise acquires Class A Common Stock or rights to acquire Class A Common Stock after the Effective Date a party to this Agreement (each such Person, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”); provided, that no written consent will be required for any subsidiary of Ontario Power Generation Inc. to execute a Joinder and become an Additional Holder hereunder. Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Class A Common Stock of the Company then owned, or underlying any rights or other securities of the Company then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein, and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

5.13 Entire Agreement; Restatement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, embody the entire agreement and understanding of the parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the parties with respect to the subject matter contained herein. Upon the Closing, the Original RRA shall no longer be of any force or effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

X-ENERGY, INC.

By:
Name:
Title:

[Signature Page to Amended & Restated Registration Rights Agreement]

X-ENERGY HOLDERS:

The Kamal S. Ghaffarian Revocable Trust

By:
Name: Dr. Kamal S. Ghaffarian
Title: Trustee

IBX Company Opportunity Fund 1, LP

By: IBX Opportunity GP, Inc., its general partner

By:
Name: Dr. Kamal S. Ghaffarian
Title: Chief Executive Officer

IBX Company Opportunity Fund 2, LP

By: IBX Opportunity GP, Inc., its general partner

By:
Name: Dr. Kamal S. Ghaffarian
Title: Chief Executive Officer

IBX Opportunity GP, Inc.

By:
Name: Dr. Kamal S. Ghaffarian
Title: Chief Executive Officer

Eben Mulder

Martin van Staden

[Signature Page to Amended & Restated Registration Rights Agreement]

SPONSOR HOLDERS:

ARES ACQUISITION HOLDINGS LP, a Cayman Islands limited partnership

By:
Name:
Title:

Stephen Davis

Kathryn Marinello

Felicia Thornton

[Signature Page to Amended & Restated Registration Rights Agreement]

Exhibit A

AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [____] (as the same may hereafter be amended, the “Registration Rights Agreement”), among X-Energy, Inc., a Delaware corporation (the “Company”), and the other Persons named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement as [a Sponsor Holder][an X-energy Holder], and the Class A Common Stock of the Company owned, or underlying any rights or other securities of the Company owned, by the undersigned shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the Class A Common Stock of the Company owned, or underlying any rights or other securities of the Company owned, by the undersigned shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” means [                                ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

STOCKHOLDER:

By:
Name:
Title (if applicable):

Address:

Agreed and Accepted as of
____________, 20__

[ ⚫ ]
By:
Name:
Title:

Exhibit F-1

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], 2023 (the “Effective Date”), is made and entered into by and among X-Energy, Inc., a Delaware corporation (the “Company”) (formerly known as Ares Acquisition Corporation, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), and the Persons set forth on Schedule I to this Agreement (such Persons, together with any Person who becomes a party to this Agreement pursuant to Section 2 or Section 8 of this Agreement the “Securityholders” and each, a “Securityholder”). Capitalized terms used but not defined in this Agreement shall have the meanings given to such terms in the Business Combination Agreement.

WHEREAS, the Company is party to the Business Combination Agreement, dated as of December 5, 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-Energy”), and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company, pursuant to which the Company and X-Energy consummated a business combination (the “Business Combination”);

WHEREAS, immediately prior to the Business Combination, the Company transferred by way of continuation to and domesticated as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and the Companies Act (As Revised) of the Cayman Islands (the “Domestication”);

WHEREAS, prior to the Domestication, the Securityholders and their permitted transferees collectively owned 25,000,000 Purchaser Class B Ordinary Shares and 15,333,333 Cayman Purchaser Warrants;

WHEREAS, pursuant to the terms of the Sponsor Support Agreement, immediately prior to the Domestication: (i) the Securityholders surrendered to Purchaser for cancellation and for no consideration [•] shares of Purchaser Class B Ordinary Shares and [•] Cayman Purchaser Warrants; and (ii) after giving effect to such surrender and cancellation, each then issued and outstanding Purchaser Class B Ordinary Share converted automatically, on a one-for-one basis, into a Purchaser Class A Ordinary Share. In connection with the Domestication: (a) each then issued and outstanding Purchaser Class A Ordinary Share converted automatically, on a one-for-one basis, into a share of Domesticated Purchaser Class A Common Stock; and (b) each then issued and outstanding Cayman Purchaser Warrant converted automatically into a Domesticated Purchaser Warrant. Following the automatic conversions in connection with the Domestication, the Securityholders collectively owned: (x) [•] shares of Domesticated Purchaser Class A Common Stock (the “Lock-Up Shares”); and (y) [•]1 Domesticated Purchaser Warrants (the “Lock-Up Warrants” and, together with the Lock-Up Warrants, the “Lock-Up Securities”); and

[1]	To exclude any warrants resulting from conversion of Working Capital Loans (as defined in the Business Combination Agreement).

F-1-1

WHEREAS, in connection with the Business Combination, the parties to this Agreement wish to set forth certain understandings between such parties with respect to restrictions on transfers of equity interests in the Company.

NOW, THEREFORE, the parties to this Agreement agree as follows:

1. Transfer Restrictions. During the Lock-Up Period, subject to the exceptions set forth in this Agreement, without the prior written consent of the board of directors of the Company, each Securityholder agrees not to: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any Lock-Up Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clause (i) or (ii) (the actions specified in clauses (i)-(iv), collectively, “Transfer”). The Securityholder further agrees not to Transfer any Lock-Up Warrants, or any shares of Class A Common Stock issued or issuable upon the exercise of such Lock-Up Warrants, prior to the end of the Lock-Up Period. The “Lock-Up Period” means the period beginning on the Closing Date and ending at 5:00 p.m. New York City time on [•], 2024.2

2. Permitted Transfers. The restrictions set forth in Section 1 shall not apply to:

(i)

Transfers of any securities other than: (a) the Lock-Up Shares; (b) the Lock-Up Warrants; (c) any shares of Class A Common Stock issued or issuable upon the exercise of such Lock-Up Warrants; (d) any securities that may be acquired by Securityholders upon the exercise, conversion or redemption of any of the securities described in clauses (a), (b) or (c); and (e) any other equity security of the Company issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(ii)

Transfers to the Company’s officers or directors, any Affiliate or family member of any of the Company’s officers or directors, any members or partners of the Sponsor or their Affiliates, any affiliates of the Sponsor, or any employees of such Affiliates;

(iii)	in the case of an individual, Transfers to any Affiliates or family members of the Securityholder;

(iv)	Transfers to any investment funds or vehicles controlled or managed by the Securityholder or any of its Affiliates;

[2]	To be the one year anniversary of the Closing.

F-1-2

(v)

in the case of an individual, Transfers by gift to a member of one of the individual’s family or to a trust, the beneficiary of which is a member of the individual’s family, an Affiliate of such person or to a charitable organization;

(vi)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(vii)	in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(viii)	Transfers to a nominee or custodian of a Person to whom a Transfer would be permitted under Section (v);

(ix)

upon reasonably prompt prior notice to the Company, by private sales or transfers made in connection with any forward purchase agreement or similar arrangement entered into at or in connection with the Closing, at prices no greater than the price at which the Lock-Up Shares or Lock-Up Warrants (as applicable) were originally purchased;

(x)	Transfers in connection with any legal, regulatory or other order;

(xi)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(xii)	in the case of an entity, Transfers as part of a distribution to members, partners, shareholders or equityholders of the Securityholder;

(xiii)	in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

(xiv)

the exercise of stock options or warrants to purchase shares of Class A Common Stock or the vesting of stock awards relating to shares of Class A Common Stock and any related Transfer of shares of Class A Common Stock in connection with such exercise or vesting: (a) deemed to occur upon the “cashless” or “net” exercise of such options or warrants; or (b) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Class A Common Stock. All shares of Class A Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period and shall bear the legend set forth in Section 5(ii) of this Agreement;

(xv)

commencing on the date that is nine months following the date hereof, the entry, by the Securityholder at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of Class A Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, so long as such plan does not provide for, or permit, the sale of any shares of Class A Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

F-1-3

(xvi)

Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all Company securityholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and

(xvii)

Transfers to satisfy any U.S. federal, state or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from such Securityholder’s ownership of the Lock-Up Shares, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or otherwise resulting from the Transaction.

Notwithstanding the foregoing, in the case of clauses (ii) through (viii), (xi) and (xii), as a prerequisite to such Transfer, such permitted transferee(s) must enter into a joinder to this Agreement, substantially in the form of Exhibit A to this Agreement, to become a “Securityholder”. For purposes of this Section 2, “family” shall, with respect a Person, mean such Person’s current or former spouse or domestic partner, siblings, parents, spouse’s or domestic partner’s or former spouse’s or domestic partner’s parents or siblings, or any lineal descendants (whether natural or adopted) of such Person or any of the foregoing.

3. Release. If prior to the expiration of the Lock-Up Period the Company releases any individual from restrictions on Transfer with respect to equity securities of the Company or its Subsidiaries pursuant to any Lock-Up Agreement, dated on or about the date hereof, by and between the Company and any other equityholder of the Company, then the Securityholders shall be released from the restrictions on Transfer set forth in this Agreement mutatis mutandis.

4. Termination. This Agreement shall terminate upon the earlier of: (i) the expiration of the Lock-Up Period; (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the date hereof that results in all of the public stockholders of the Company having the right to exchange their shares of Class A Common Stock for cash securities or other property; and (iii) the liquidation of the Company.

5. Prohibited Transfers.

(i)

If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio. The Company shall, and shall direct any duly appointed transfer agent for the registration or transfer of the securities to, refuse to make any such Transfer or recognize any such purported transferee of the Lock-Up Securities as an equityholder of the Company for any purpose. To enforce this Section 5, the Company may impose stop-transfer instructions with respect to the Lock-Up Securities (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(ii)

During the Lock-Up Period, each certificate or book entry position statement evidencing any Lock-Up Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

F-1-4

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2023, DELIVERED BY THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6. Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Company and the Securityholders holding a majority of the aggregate number of shares of Class A Common Stock then held by all Securityholders as to which this Agreement has not been terminated. Any such written amendment, supplement or modification must be executed in the same manner as this Agreement and must reference this Agreement.

7. Entire Agreement. This Agreement and the documents or instruments referred to in this Agreement embody the entire agreement and understanding of the parties to this Agreement in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement. This Agreement and the documents or instruments referred to in this Agreement supersede all prior agreements and the understandings among the parties to this Agreement with respect to the subject matter contained in this Agreement, including with respect to the letter agreement, dated as of February 1, 2021, by and among the Purchaser, the Securityholders and certain of the Company’s other current and former officers and directors.

8. Binding Effect; Assignment. This Agreement and all provisions under this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the parties to this Agreement. Any assignment without such consent shall be null and void. Notwithstanding the foregoing, no such assignment shall relieve the assigning party of its obligations under this Agreement.

9. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

10. Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery in the State of Delaware situated in New Castle County and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing contained in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 10.

F-1-5

11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

12. Counterparts. This Agreement and any joinder to this Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

13. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions in this Agreement shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

14. Liability. The liability of any Securityholder under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

F-1-6

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

X-ENERGY, INC.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

NEW SECURITYHOLDER:

[•]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

SECURITYHOLDERS3

Ares Acquisition Holdings LP

Stephen Davis

Kathryn Marinello

Felicia Thornton

[ ⚫ ]

[3]	To be updated at the Closing of the business combination as applicable.

[Schedule I to Lock-Up Agreement]

EXHIBIT A

JOINDER TO LOCK-UP AGREEMENT

[●], 20__

Reference is made to the Lock-Up Agreement, dated as of [•], 2023, by and among X-Energy, Inc. (the “Company”) and the Securityholders from time to time party to the Lock-Up Agreement (as amended, supplemented or otherwise modified from time to time, the “Lock-Up Agreement”). Capitalized terms used but not otherwise defined in this Joinder shall have the meanings given to such terms in the Lock-Up Agreement.

Each of the Company and the undersigned holder of equity interests in the Company (the “New Securityholder”) agrees that this Joinder to the Lock-Up Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration, the receipt and sufficiency of which are acknowledged.

The New Securityholder agrees to and does become party to the Lock-Up Agreement as a Securityholder. This Joinder shall serve as a counterpart signature page to the Lock-Up Agreement and by executing below, the New Securityholder is deemed to have executed the Lock-Up Agreement with the same force and effect as if originally named a party to the Lock-Up Agreement.

This Joinder may be executed and delivered (including by electronic transmission) in one or more counterparts, and by the different parties to this Joinder in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank.]

[Exhibit A to Lock-Up Agreement]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first written above.

X-ENERGY, INC.

By:
Name:
Title:

NEW SECURITYHOLDER:

[•]

By:
Name:
Title:

[Signature Page to Joinder to Lock-Up Agreement]

Exhibit F-2

FORM OF LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”), dated as of [•], 2023 (the “Effective Date”), is made and entered into by and among X-Energy, Inc., a Delaware corporation (the “Company”) (formerly known as Ares Acquisition Corporation, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), and the Persons set forth on Schedule I to this Agreement (such Persons, together with any Person who becomes a party to this Agreement pursuant to Section 2 or Section 8 of this Agreement the “Securityholders” and each, a “Securityholder”). Capitalized terms used but not defined in this Agreement shall have the meanings given to such terms in the Business Combination Agreement.

WHEREAS, the Company is party to the Business Combination Agreement, dated as of December 5, 2022 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-Energy”), and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company, pursuant to which the Company and X-Energy consummated a business combination (the “Business Combination”);

WHEREAS, following the consummation of the Business Combination, each Securityholder owns equity interests in the Company; and

WHEREAS, in connection with the Business Combination, the parties to this Agreement wish to set forth certain understandings between such parties with respect to restrictions on transfers of equity interests in the Company.

NOW, THEREFORE, the parties to this Agreement agree as follows:

1. Transfer Restrictions. During the Lock-Up Period, subject to the exceptions set forth in this Agreement, without the prior written consent of the board of directors of the Company, each Securityholder agrees not to: (i) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, (a) any shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) held by it immediately after the consummation of the Business Combination or (b) any securities held by it immediately after the consummation of the Business Combination that are convertible into, or exercisable, redeemable or exchangeable for, Class A Common Stock, including any securities of the Company that, when paired with one or more other securities of the Company, X-Energy or another entity, entitles the holder of such securities to receive Class A Common Stock (the shares of Class A Common Stock and securities specified in clauses (a)-(b), collectively, the “Lock-Up Shares”); (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (iii) take any action in furtherance of any of the matters described in the foregoing clause (i) or (ii); or (iv) publicly announce any intention to effect any transaction specified in the foregoing clause (i) or (ii) (the actions specified in clauses (i)-(iv), collectively, “Transfer”). The “Lock-Up Period” means the period beginning on the Closing Date and ending at 5:00 p.m. New York City time on [•], 2024.1

[1]	To be the one year anniversary of the Closing.

F-2-1

2. Permitted Transfers. The restrictions set forth in Section 1 shall not apply to:

(i)  Transfers of any securities other than: (a) the Lock-Up Shares and (b) any other equity security of the Company issued or issuable with respect to the Lock-Up Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

(ii) Transfers to any investment funds or vehicles controlled or managed by the Securityholder or any of its Affiliates;

(iii)   in the case of an individual, Transfers by gift to a member of one of the individual’s family or to a trust, the beneficiary of which is a member of the individual’s family, an Affiliate of such person or to a charitable organization;

(iv) in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of such individual;

(v) in the case of an individual, Transfers pursuant to a qualified domestic relations order;

(vi) Transfers to a nominee or custodian of a Person to whom a Transfer would be permitted under Section 2(iii);

(vii) Transfers in connection with any legal, regulatory or other order;

(viii) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(ix) in the case of an entity, Transfers as part of a distribution to members, partners, shareholders or equityholders of the Securityholder;

(x) in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

F-2-2

(xi) the exercise of stock options or warrants to purchase shares of Class A Common Stock or the vesting of stock awards relating to shares of Class A Common Stock and any related Transfer of shares of Class A Common Stock in connection with such exercise or vesting: (a) deemed to occur upon the “cashless” or “net” exercise of such options or warrants; or (b) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Class A Common Stock. All shares of Class A Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period and shall bear the legend set forth in Section 5(ii) of this Agreement;

(xii)  Transfers to the Company pursuant to any contractual arrangement in effect upon the consummation of the Business Combination that provides for the repurchase by the Company or forfeiture of Class A Common Stock or other securities convertible into, or exercisable, redeemable or exchangeable for, Class A Common Stock in connection with the termination of the Securityholder’s service to the Company;

(xiii)  commencing on the date that is nine months following the date hereof, the entry by the Securityholder, at any time after the consummation of the Business Combination, of any trading plan providing for the sale of shares of Class A Common Stock by the Securityholder, which trading plan meets the requirements of Rule 10b5-1(c) under the Exchange Act, so long as such plan does not provide for, or permit, the sale of any shares of Class A Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period;

(xiv) Transfers in the event of the completion of a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all Company securityholders having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and

(xv)   Transfers to satisfy any U.S. federal, state or local income tax obligations of a Securityholder (or its direct or indirect owners) arising from such Securityholder’s ownership of the Lock-Up Shares, in each case solely and to the extent necessary to cover any tax liability as a direct result of such ownership of the Lock-Up Shares or otherwise resulting from the Transaction.

Notwithstanding the foregoing, in the case of clauses (ii) through (ix), as a prerequisite to such Transfer, such permitted transferee(s) must enter into a joinder to this Agreement, substantially in the form of Exhibit A to this Agreement, to become a “Securityholder”. For purposes of this Section 2, “family” shall, with respect a Person, mean such Person’s current or former spouse or domestic partner, siblings, parents, spouse’s or domestic partner’s or former spouse’s or domestic partner’s parents or siblings, or any lineal descendants (whether natural or adopted) of such Person or any of the foregoing.

3. Release. If prior to the expiration of the Lock-Up Period, the Company releases any individual from restrictions on Transfer with respect to equity securities of the Company or its Subsidiaries pursuant to the Lock-Up Agreement, dated on or about the date hereof, by and between the Company, the Sponsor, Stephen Davis, Kathryn Marinello and Felicia Thornton, then the Securityholders shall be released from the restrictions on Transfer set forth in this Agreement mutatis mutandis.

F-2-3

4. Termination. This Agreement shall terminate upon the earlier of: (i) the expiration of the Lock-Up Period; (ii) the closing of a merger, liquidation, stock exchange, reorganization or other similar transaction after the date hereof that results in all of the public stockholders of the Company having the right to exchange their shares of Class A Common Stock for cash, securities or other property; and (iii) the liquidation of the Company.

5. Prohibited Transfers.

(i)

If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio. The Company shall, and shall direct any duly appointed transfer agent for the registration or transfer of the securities to, refuse to make any such Transfer or recognize any such purported transferee of the Lock-Up Shares as an equityholder of the Company for any purpose. To enforce this Section 5, the Company may impose stop-transfer instructions with respect to the Lock-Up Shares (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(ii)

During the Lock-Up Period, each certificate or book entry position statement evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2023, DELIVERED BY THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6. Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Company and the Securityholders holding a majority of the aggregate number of shares of Class A Common Stock then held by all Securityholders as to which this Agreement has not been terminated. Any such written amendment, supplement or modification must be executed in the same manner as this Agreement and must reference this Agreement.

7. Entire Agreement. This Agreement and the documents or instruments referred to in this Agreement embody the entire agreement and understanding of the parties to this Agreement in respect of the subject matter contained in this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Agreement or the documents or instruments referred to in this Agreement. This Agreement and the documents or instruments referred to in this Agreement supersede all prior agreements and the understandings among the parties to this Agreement with respect to the subject matter contained in this Agreement.

F-2-4

8. Binding Effect; Assignment. This Agreement and all provisions under this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the parties to this Agreement. Any assignment without such consent shall be null and void. Notwithstanding the foregoing, no such assignment shall relieve the assigning party of its obligations under this Agreement.

9. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

10. Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery in the State of Delaware situated in New Castle County and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding; (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing contained in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding, suit or proceeding brought pursuant to this Section 10.

11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

12. Counterparts. This Agreement and any joinder to this Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

13. Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions in this Agreement shall not in any way be

F-2-5

affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

14. Liability. The liability of any Securityholder under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Securityholder be liable for any other Securityholder’s breach of such other Securityholder’s obligations under this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

X-ENERGY, INC.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

NEW SECURITYHOLDER:

[•]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE I

SECURITYHOLDERS

[•]2

[2]	To be updated at the Closing of the business combination to include all existing X-Energy equityholders.

[Schedule I to Lock-Up Agreement]

EXHIBIT A

JOINDER TO LOCK-UP AGREEMENT

[•], 20__

Reference is made to the Lock-Up Agreement, dated as of [•], 2023, by and among X-Energy, Inc. (the “Company”) and the Securityholders from time to time party to the Lock-Up Agreement (as amended, supplemented or otherwise modified from time to time, the “Lock-Up Agreement”). Capitalized terms used but not otherwise defined in this Joinder shall have the meanings given to such terms in the Lock-Up Agreement.

Each of the Company and the undersigned holder of equity interests in the Company (the “New Securityholder”) agrees that this Joinder to the Lock-Up Agreement (this “Joinder”) is being executed and delivered for good and valuable consideration, the receipt and sufficiency of which are acknowledged.

The New Securityholder agrees to and does become party to the Lock-Up Agreement as a Securityholder. This Joinder shall serve as a counterpart signature page to the Lock-Up Agreement and by executing below, the New Securityholder is deemed to have executed the Lock-Up Agreement with the same force and effect as if originally named a party to the Lock-Up Agreement.

This Joinder may be executed and delivered (including by electronic transmission) in one or more counterparts, and by the different parties to this Joinder in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank.]

[Exhibit A to Lock-Up Agreement]

IN WITNESS WHEREOF, the undersigned have duly executed this Joinder as of the date first written above.

X-ENERGY, INC.

By:
Name:
Title:

NEW SECURITYHOLDER:

[•]

By:
Name:
Title:

[Signature Page to Joinder to Lock-Up Agreement]

Exhibit G

REQUISITE MEMBER APPROVAL

Exhibit 10.1

Execution Version

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is dated as of December 5, 2022 (the “Effective Date”), by and among Ares Acquisition Corporation, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I to this Agreement (the “Purchaser Support Parties”) and X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings given to such terms in the Business Combination Agreement.

WHEREAS, as of the Effective Date, the Purchaser Support Parties are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of Purchaser Class B Ordinary Shares and Purchaser Private Placement Warrants as are indicated opposite each of their names on Schedule I attached to this Agreement (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the Effective Date, by and among the Purchaser, the Company and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company. Pursuant to the Business Combination Agreement, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties to this Agreement desire to agree to certain matters.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

SUPPORT AGREEMENT; COVENANTS

Section 1.1    Binding Effect of Business Combination Agreement. Each Purchaser Support Party acknowledges that such Person has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with such Person’s tax and legal advisors. Each Purchaser Support Party shall be bound by, be subject to and comply with Section 6.06 (No Solicitation), Section 6.15 (Public Announcements) and Section 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Purchaser Support Party was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2    No Transfer.

(a)    Unless otherwise deemed a Permitted Transfer, during the period commencing on the Effective Date and ending on the earliest of: (i) the Closing; (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) of the Business Combination Agreement (the “BCA Termination”); and (iii) the liquidation of the Purchaser, without the prior written consent of the Company, no Purchaser Support Party shall: (A) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities owned by such Purchaser Support Party; (B) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Subject Securities owned by the Purchaser Support Parties, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; (C) take any action in furtherance of any of the matters described in the foregoing clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in the foregoing clause (A) or (B) (each, a “Transfer”).

(b)    “Permitted Transfer” means any Transfer of the Subject Securities: (i) to the Purchaser’s officers or directors, any Affiliate or family member of any of the Purchaser’s officers or directors, any members or partners of the Sponsor or their Affiliates and funds and accounts advised or managed by such members or partners, any Affiliates of the Sponsor, or any employees of such Affiliates; (ii) upon reasonably prompt prior notice to the Company, by private sales or in connection with the consummation of the Transactions at prices no greater than the price at which the Subject Securities were originally purchased; (iii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s family or an Affiliate of such person or to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; (vi) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; (viii) to the Purchaser for no value for cancellation in connection with the consummation of the Transactions; (ix) in the event of the Purchaser’s liquidation prior to the completion of a business combination; (x) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Purchaser Shareholders having the right to exchange their Purchaser Class A Ordinary Shares for cash, securities or other property subsequent to the completion of the Transactions; or (xi) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (x). Notwithstanding the foregoing, in the case of clauses (i) through (vii), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the restrictions set forth in this Agreement. No Transfer permitted under this Section 1.2 shall relieve the applicable Purchaser Support Party of such Person’s obligations under this Agreement.

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Section 1.3    New Shares. If: (a) any Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser are issued to a Purchaser Support Party after the Effective Date pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of or similar transaction with respect to, on or affecting the Purchaser Ordinary Shares or the Purchaser Warrants owned by such Purchaser Support Party or otherwise; (b) a Purchaser Support Party purchases or otherwise acquires beneficial ownership of any Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser after the Effective Date; or (c) a Purchaser Support Party acquires the right to vote or share in the voting of any Purchaser Ordinary Shares or other equity securities of the Purchaser after the Effective Date (such Purchaser Ordinary Shares, Purchaser Warrants or other equity securities of the Purchaser, collectively, the “New Securities”), then such New Securities acquired or purchased by such Purchaser Support Party shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Purchaser Support Party as of the Effective Date.

Section 1.4    Closing Date Deliverables. On the Closing Date, each of the Purchaser Support Parties shall deliver to the Purchaser and the Company a duly executed copy of the A&R Registration Rights Agreement and the Sponsor Lock-Up Agreement.

Section 1.5    Agreements.

(a)    In all circumstances in which the vote, consent or other approval of the Purchaser Shareholders is sought, each of the Purchaser Support Parties shall: (i) appear at each such meeting, in person or by proxy, or otherwise cause all of such Person’s Subject Securities that are entitled to vote to be counted as present at such meeting for purposes of calculating a quorum; and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such Person’s Subject Securities that are entitled to vote:

(A)    in favor of each Transaction Proposal;

(B)    against any Alternative Transaction or any proposal relating to an Alternative Transaction (in each case, other than the Transaction Proposals);

(C)    against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Purchaser;

(D)    against any change in the business, management or board of directors of the Purchaser (other than in connection with the Transaction Proposals or pursuant to the Business Combination Agreement or the Ancillary Documents); and

(E)    against any proposal, action or agreement that would: (I) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions; (II) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Purchaser under the Business Combination Agreement; (III) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business

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Combination Agreement not being fulfilled; (IV) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Purchaser Support Party contained in this Agreement; or (V) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Purchaser.

No Purchaser Support Party shall commit or agree to take any action inconsistent with the foregoing in such Purchaser Support Party’s capacity as a shareholder of the Purchaser.

(b)    Notwithstanding anything to the contrary in this Agreement, if at any time following the Effective Date and until the termination of the Business Combination Agreement, the board of directors of the Purchaser and the Special Committee effect a Modification in Recommendation, then the obligations of the Purchaser Support Parties to vote or consent in accordance with Section 1.5(a), Section 1.5(c) and Section 1.9: (i) with respect to the Purchaser Support Parties other than Sponsor, shall cease to apply, and from and after the occurrence of a Modification in Recommendation, such Purchaser Support Parties shall be expressly permitted to vote or provide consent in respect of their respective Subject Securities in their sole discretion; and (ii) with respect to the Sponsor, shall automatically be deemed to be modified such that, from and after the occurrence of a Modification in Recommendation, the Sponsor shall vote or provide consent in respect of its Subject Securities in the same proportion to the votes cast or consent provided, as applicable, by the holders of the Purchaser Class A Ordinary Shares.

(c)    The Purchaser Support Parties shall comply with, and fully perform all of their respective obligations, covenants and agreements set forth in, the letter agreement, dated as of February 1, 2021, by and among the Purchaser, the Purchaser Support Parties and certain of the Purchaser’s other current and former officers and directors (the “Insider Letter”), including the obligations of the Purchaser Support Parties pursuant to Section 3 of the Insider Letter to not redeem any Purchaser Ordinary Shares owned by the Purchaser Support Parties in connection with the Transactions.

Section 1.6    No Challenges. Each Purchaser Support Party agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Purchaser, the Company or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit or restrict the ability of the Purchaser Support Parties to enforce their rights under this Agreement or any other Ancillary Document to which such Person is a party or seek any other remedies with respect to any breach of this Agreement or such other Ancillary Document by any other party to this Agreement or such other Ancillary Document, including by commencing any action in connection with this Agreement or any other Ancillary Document.

Section 1.7    Further Assurances. Each Purchaser Support Party shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

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Section 1.8    No Inconsistent Agreement. Each Purchaser Support Party represents and covenants that such Purchaser Support Party has not, in such Person’s capacity as a shareholder of the Purchaser, entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Purchaser Support Party’s obligations under this Agreement.

Section 1.9    Insider Letter. Other than in connection with the execution of and compliance with the Sponsor Lock-Up Agreement, neither the Purchaser Support Parties nor the Purchaser shall amend, terminate or otherwise modify the Insider Letter without the Company’s prior written consent.

Section 1.10    Waiver of Anti-Dilution Provision. Subject to the consummation of the Transactions, each Purchaser Support Party waives (for itself and for its successors, heirs and assigns), to the fullest extent permitted by law and the amended and restated memorandum and articles of association of the Purchaser (as may be amended from time to time, the “Articles”), all anti-dilution rights that would otherwise result in Purchaser Class B Ordinary Shares held by such Purchaser Support Party converting into Purchaser Class A Ordinary Shares on a greater than one-for-one basis in connection with the Transactions. The waiver specified in this Section 1.10 shall be applicable only in connection with the Transactions and the transactions contemplated by this Agreement and any Purchaser Class A Ordinary Shares, shares of Domesticated Purchaser Class A Common Stock or equity-linked securities issued in connection with the Transactions and the transactions contemplated by this Agreement. If the Business Combination Agreement shall be terminated for any reason, the foregoing waiver shall be void and of no force and effect.

Section 1.11    Sponsor Surrendered Securities. Effective immediately prior to the Domestication (and contingent upon the Domestication and the Closing), each Purchaser Support Party will surrender to the Purchaser for cancellation and for no consideration such Purchaser Support Party’s Pro Rata Share of the Sponsor Surrendered Securities.

Section 1.12    Purchaser Support Parties Indemnity. For a period of six years after the Closing Date, the Company will indemnify, exonerate and hold harmless each Purchaser Support Party and such Person’s respective members, partners, managers and officers from and against all third-party actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection with such third-party actions, causes of actions, suits, claims, liabilities, losses, damages and costs (including reasonable attorneys’ fees and expenses) (“Indemnified Liabilities”) incurred by such Purchaser Support Party on or after the date of this Agreement, arising out of any third-party action, cause of action, suit, litigation, investigation, inquiry, arbitration or claim arising from or relating to this Agreement, the entry by such Purchaser Support Party into this Agreement and the compliance with such Purchaser Support Party’s obligations in this Agreement, in any such case, that names such Purchaser Support Party as a defendant (or co-defendant). The preceding sentence shall not apply to: (a) any Indemnified Liabilities to the extent arising out of any breach by such Purchaser Support Party or such Person’s members, managers and officers of this Agreement or any other agreement between such Purchaser Support Party or such Person’s members, managers and officers, on the one hand, and

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the Company or any of its subsidiaries, on the other hand; or (b) the willful misconduct, gross negligence or fraud of such Purchaser Support Party or such Person’s members, managers and officers.

Section 1.13    Sponsor Earn-Out Securities.

(a)    Upon and subject to the Closing, each Purchaser Support Party’s Pro Rata Share of the Sponsor Earn Out Securities will be subject to vesting and potential forfeiture in accordance with the terms of this Agreement. The Sponsor Earn Out Securities shall vest as follows:

i.    upon the occurrence of Triggering Event I, fifty percent (50%) of the Sponsor Earn Out Securities shall vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s Pro Rata Share (the “Triggering Event I Sponsor Earn Out Securities”); and

ii.    upon the occurrence of Triggering Event II, fifty percent (50%) of the Sponsor Earn Out Securities shall vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s Pro Rata Share (the “Triggering Event II Sponsor Earn Out Securities”).

(b)    The Sponsor Earn Out Securities shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to shares of Domesticated Purchaser Common Stock occurring on or after the Closing. Stock dividends shall include any dividend or distribution of securities convertible into shares of Domesticated Purchaser Common Stock. The adjustments made pursuant to this Section 1.13(b) shall be subject to the reasonable mutual agreement of the Purchaser and the Company. The Triggering Events may be achieved at the same time or over the same overlapping Trading Days.

(c)    If the Sponsor Earn Out Units do not vest in accordance with this Section 1.13 during the Earn Out Period, the obligations in Section 1.13(a), Section 1.13(e) and Section 1.13(f) shall terminate and no longer apply. In such event, the applicable Sponsor Earn Out Securities that would have vested (but did not vest during such period) pursuant to Section 1.13(a), Section 1.13(e) and Section 1.13(f) shall be automatically forfeited and deemed transferred to the Purchaser and shall be cancelled by the Purchaser and cease to exist.

(d)    Notwithstanding anything to the contrary contained in this Agreement, Sponsor Earn Out Securities that vest in accordance with this Section 1.13 shall remain subject to any other vesting or forfeiture conditions contained in any other agreements to which the holder is subject.

(e)    If, following the Closing and prior to the third anniversary of the Closing, there is a Change of Control, Triggering Event I and Triggering Event II shall be deemed to occur. In such event, all Sponsor Earn Out securities shall vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Purchaser Support Parties shall be eligible to participate in such Change of Control.

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(f)    If, following the third anniversary of the Closing and prior to the expiration of the Earn Out Period, there is a Change of Control:

i.    that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price equal to or in excess of $12.50, then to the extent Triggering Event I has not occurred prior to such Change of Control, Triggering Event I shall be deemed to occur. In such event, such Sponsor Earn Out Securities shall vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Purchaser Support Parties shall be eligible to participate in such Change of Control; and

ii.    that will result in the holders of Domesticated Purchaser Class A Common Stock receiving a per share price equal to or in excess of $15.00, then to the extent Triggering Event II has not occurred prior to such Change of Control, Triggering Event II shall be deemed to occur. In such event, such Sponsor Earn Out Securities shall vest to the Purchaser Support Parties in accordance with each Purchaser Support Party’s Pro Rata Share. Such vesting shall occur immediately prior to the closing of such Change of Control, and the Purchaser Support Parties shall be eligible to participate with respect thereto in such Change of Control.

(g)    Each Purchaser Support Party shall be entitled to vote the Sponsor Retained Shares constituting Sponsor Earn Out Securities and receive dividends and other distributions in respect of such Sponsor Earn Out Securities prior to the vesting of such Sponsor Earn Out Securities in accordance with the terms of this Agreement. Notwithstanding the foregoing, any such dividends and other distributions in respect of the Sponsor Retained Shares constituting Sponsor Earn Out Securities that are subject to vesting pursuant to the terms of this Agreement shall be set aside by the Company and shall only be paid to the holder of such Sponsor Earn Out Securities upon the vesting of such Sponsor Earn Out Securities.

(h)    Unless such Transfer constitutes a “Permitted Transfer” (as defined in Section 2 of the Sponsor Lock-Up Agreement), prior to the date that a Sponsor Earn Out Security vests in accordance with this Section 1.13, without the prior written consent of the Company, no Purchaser Support Party shall Transfer such Sponsor Earn Out Security.

The per share price received by the holders of Domesticated Purchaser Class A Common Stock shall be based on the value of the cash, securities or in-kind consideration being delivered in respect of such Domesticated Purchaser Class A Common Stock, as determined in good faith by the board of directors of the Purchaser. Such per share price shall be adjusted as appropriate to reflect any stock splits, reverse stock splits, stock dividends, including any dividend or distribution of securities convertible into Domesticated Purchaser Class A Common Stock, extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change or transaction with respect to Domesticated Purchaser Class A Common Stock occurring on or after the Closing. Any adjustments made pursuant to Section 1.13(f)i and Section 1.13(f)ii shall be subject to the reasonable mutual agreement of the Purchaser and the Company.

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Section 1.14    Definitions. For purposes of this Article I:

(a)    “Pro Rata Share” with respect to: (i) each Purchaser Support Party; and (ii) the Sponsor Retained Shares, Sponsor Surrendered Shares, Sponsor Retained Warrants or Sponsor Surrendered Warrants, as applicable (each, a “Security”), means a percentage equal to the quotient of (x) the number of the applicable Security owned of record by such Purchaser Support Party divided by (y) the aggregate number of the applicable Security owned of record by all the Purchaser Support Parties, as of the applicable time.

(b)    “Sponsor Retained Shares” means the shares of Domesticated Purchaser Class A Common Stock held by the Purchaser Support Parties following the Sponsor Share Conversion and the Domestication, which shall be a number of shares of Domesticated Purchaser Class A Common Stock equal to the product (rounded up to the nearest whole share) of (a) 25,000,000 multiplied by (b) the Sponsor Retention Multiplier.

(c)    “Sponsor Retained Warrants” means the Domesticated Purchaser Warrants held by the Purchaser Support Parties following the Domestication, which shall be a number of Domesticated Purchaser Warrants equal to the product (rounded up to the nearest whole share) of (a) 15,333,333 multiplied by (b) the Sponsor Retention Multiplier.

(d)    “Sponsor Earn Out Securities” means fifty percent (50%) of the Sponsor Retained Shares and fifty percent (50%) of the Sponsor Retained Warrants.

(e)    “Sponsor Retention Multiplier” means a fraction, not less than 269/1000 and not more than 1000/1000, (a) the numerator of which is the sum of (i) the lesser of (x) (A) all amounts in the Trust Account as of immediately prior to the Closing (and prior to the payment of any Purchaser Transaction Costs or Company Transaction Costs), minus (B) all amounts required for the Redemption, plus (C) $50,000,000 and (y) $1,000,000,000, plus (ii) the aggregate proceeds, if any, actually received by the Purchaser from the PIPE Investment, plus (iii) the aggregate amount actually funded to the Company in connection with any Permitted Financing (but excluding any amounts raised from the Persons set forth on Exhibit A in a Permitted Financing, up to $100,000,000), and (b) the denominator of which is the sum of (i) $1,000,000,000, plus (ii) the aggregate proceeds, if any, actually received by the Purchaser from the PIPE Investment, plus (iii) the aggregate amount actually funded to the Company in connection with any Permitted Financing (but excluding any amounts raised from the Persons set forth on Exhibit A in a Permitted Financing, up to $100,000,000). If the denominator calculated in accordance with clause (b) of the immediately preceding sentence is greater than $1,400,000,000, such denominator shall be deemed to be equal to $1,400,000,000.

(f)    “Sponsor Surrendered Securities” means the Sponsor Surrendered Shares and the Sponsor Surrendered Warrants.

(g)    “Sponsor Surrendered Shares” means a number of shares of Purchaser Class B Ordinary Shares equal to (a) 25,000,000 minus (b) the Sponsor Retained Shares.

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(h)    “Sponsor Surrendered Warrants” means a number of Cayman Purchaser Warrants equal to (a) 15,333,333 minus (b) the Sponsor Retained Warrants.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1    Representations and Warranties of the Purchaser Support Parties. Each Purchaser Support Party, severally and not jointly, represents and warrants as of the Effective Date to the Purchaser and the Company, in each case, only with respect to itself, as follows:

(a)    Organization; Due Authorization. If the Purchaser Support Party is an individual, such Person has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform such Person’s obligations under this Agreement and to consummate the transactions contemplated by this Agreement. If the Purchaser Support Party is not an individual: (i) such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which such Person is incorporated, formed, organized or constituted; and (ii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement are within such Purchaser Support Party’s corporate, limited liability company, partnership or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company, partnership or similar organizational actions on the part of such Purchaser Support Party. This Agreement has been duly executed and delivered by such Purchaser Support Party. Assuming the due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Purchaser Support Party. Except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, this Agreement is enforceable against such Purchaser Support Party in accordance with its terms. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Purchaser Support Party.

(b)    Ownership. Such Purchaser Support Party is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Person’s respective Subject Securities. There exist no Liens or any other limitation or restriction affecting any such Subject Securities, other than Liens pursuant to: (i) this Agreement; (ii) the Purchaser’s Organizational Documents; (iii) the Business Combination Agreement; (iv) the Insider Letter; (v) the Sponsor’s Organizational Documents; (vi) agreements between such Purchaser Support Party and such Purchaser Support Party’s members or Affiliates, as applicable; (vii) the Sponsor Lock-Up Agreement; or (viii) any applicable securities Laws. Such Purchaser Support Party’s Subject Securities are the only equity securities of the Purchaser owned of record or beneficially by such Purchaser Support Party on the Effective Date. Except as provided under this Agreement and the Insider Letter, none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Other than the Purchaser Warrants held by such Purchaser Support Party, such Purchaser Support Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Purchaser or any equity securities convertible into, or which can be exchanged for, equity securities of the Purchaser.

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(c)    No Conflicts. The execution and delivery of this Agreement by such Purchaser Support Party does not, and the performance by such Purchaser Support Party of such Person’s obligations under this Agreement will not: (i) if such Purchaser Support Party is not an individual, conflict with or result in a violation of the organizational documents of such Purchaser Support Party; or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Purchaser Support Party or such Purchaser Support Party’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Purchaser Support Party of such Person’s obligations under this Agreement.

(d)    Litigation. There are no Legal Proceedings pending against such Purchaser Support Party, or to the knowledge of such Purchaser Support Party threatened against such Purchaser Support Party, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, that in any manner challenge or seek to prevent, enjoin or materially delay the performance by such Purchaser Support Party of such Person’s obligations under this Agreement.

(e)    Brokerage Fees. Except as set forth on Section 5.15 (Finders and Brokers) of the Purchaser Disclosure Letter, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Purchaser Support Party, for which the Purchaser or any of such Person’s Affiliates may become liable.

(f)    Acknowledgement. Such Purchaser Support Party understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Purchaser Support Party’s execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1    Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of: (a) the BCA Termination; (b) the liquidation of the Purchaser; and (c) the written agreement of the Purchaser Support Parties, the Purchaser and the Company. Upon such termination of this Agreement: (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement; and (ii) no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement. Notwithstanding the foregoing, the termination of this Agreement shall not relieve any party to this Agreement from liability arising in respect of any breach of this Agreement prior to such termination. Notwithstanding the foregoing, if the Closing occurs, Section 1.13 and Section 1.14 shall survive until the earlier of: (a) thirty days following the expiration of the Earn Out Period; and (b) such time as all Earn Out Securities have vested in accordance with Section 1.13. This Article III shall survive the termination of this Agreement.

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Section 3.2    No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties to this Agreement. No claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement shall be asserted against any Non-Party Affiliate. Except to the extent liable in such Person’s capacity as a party to this Agreement, no Non-Party Affiliates shall have any liability arising out of or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement, including: (a) with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement; (b) in respect of any written or oral representations made or alleged to be made in connection with this Agreement; (c) as expressly provided in this Agreement; or (d) for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated by this Agreement. “Non-Party Affiliate” means: (i) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of each of the Company, the Purchaser, the Sponsor or any of the Purchaser Support Parties; and (ii) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons referred to in the immediately preceding clause (i) (other than the parties to this Agreement).

Section 3.3    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary: (a) no Purchaser Support Party makes any agreement or understanding in this Agreement in any capacity other than in such Purchaser Support Party’s capacity as a record holder and beneficial owner of such Person’s respective Subject Securities; and (b) nothing in this Agreement will be construed to limit or affect any action or inaction expressly permitted under the Business Combination Agreement by any Purchaser Support Party or any representative of such Purchaser Support Party in such Person’s capacity as a member of the board of directors (or other similar governing body) of the Purchaser or as an officer, employee or fiduciary of the Purchaser or an Affiliate of the Purchaser.

Section 3.4    Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned (including by operation of law) without the prior written consent of the parties to this Agreement. Any assignment without such consent shall be null and void.

Section 3.5    Specific Performance. The parties to this Agreement acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. In addition to any other remedy to which such party is entitled at law or in equity, the parties to this Agreement shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party waives the defense, that there is an adequate remedy at law. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such action.

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Section 3.6    Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding; (ii) waives any objection such party may now or after this Agreement have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 3.6.

Section 3.7    Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Purchaser Support Parties.

Section 3.8    Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

Section 3.9    Liability. The liability of any Purchaser Support Party under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Purchaser Support Party be liable for any other Purchaser Support Party’s breach of such other Purchaser Support Party’s obligations under this Agreement.

Section 3.10    Disclosure. Each Purchaser Support Party authorizes the Purchaser and the Company to publish and disclose in any announcement or disclosure relating to the Transactions, including any such announcement or disclosure required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Authorities), such Purchaser Support Party’s identity and ownership of the Subject Securities, the nature of such Purchaser Support Party’s obligations under this Agreement and a copy of this Agreement, if reasonably deemed appropriate by the Purchaser and the Company. Each Purchaser Support Party will promptly provide any information reasonably requested in writing by the Purchaser or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

[The remainder of this page is intentionally blank.]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

PURCHASER SUPPORT PARTIES:

ARES ACQUISITION HOLDINGS LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Secretary

By:	/s/ Stephen Davis
Name:	Stephen Davis

By:	/s/ Kathryn Marinello
Name:	Kathryn Marinello

By:	/s/ Felicia Thornton
Name:	Felicia Thornton

[Signature Page to Sponsor Support Agreement]

SCHEDULE I

Purchaser Support Parties

Insider; Address	Founder Shares	Private Placement Warrants
Ares Acquisition Holdings LP c/o Ares Management LLC 245 Park Avenue, 42nd Floor New York, New York 10167	24,850,000	15,333,333

Stephen Davis c/o Ares Management LLC 245 Park Avenue, 42nd Floor New York, New York 10167	50,000	—

Kathryn Marinello c/o Ares Management LLC 245 Park Avenue, 42nd Floor New York, New York 10167	50,000	—

Felicia Thornton c/o Ares Management LLC 245 Park Avenue, 42nd Floor New York, New York 10167	50,000	—

Total	25,000,000	15,333,333

[Exhibit A to Sponsor Support Agreement]

Exhibit 10.2

Execution Version

MEMBER SUPPORT AGREEMENT

This MEMBER SUPPORT AGREEMENT (this “Agreement”) is dated as of December 5, 2022 (the “Effective Date”), by and among Ares Acquisition Corporation, a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Purchaser”), the Persons set forth on Schedule I to this Agreement (the “Company Members”) and X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”). Capitalized terms used but not defined in this Agreement shall have the respective meanings given to such terms in the Business Combination Agreement.

WHEREAS, as of the Effective Date, the Company Members are the holders of such number of Company Units as are indicated opposite each of their names on Schedule I attached to this Agreement (collectively, the “Subject Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser and the Company have entered into the Business Combination Agreement (as it may be amended, supplemented, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of the Effective Date, by and among the Purchaser, the Company and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company. Pursuant to the Business Combination Agreement, among other transactions, the Purchaser and the Company intend to consummate a business combination; and

WHEREAS, as an inducement to the Purchaser and the Company to enter into the Business Combination Agreement and to consummate the Transactions, the parties to this Agreement desire to agree to certain matters.

NOW, THEREFORE, the parties to this Agreement agree as follows:

ARTICLE I

VOTING AND SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Business Combination Agreement. Each Company Member acknowledges that such Person has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with such Person’s tax and legal advisors. Each Company Member shall be bound by, be subject to and comply with Section 6.06 (No Solicitation), Section 6.15 (Public Announcements) and Section 6.16 (Confidential Information) of the Business Combination Agreement (and any relevant definitions contained in any such Sections) as if such Company Member was an original signatory to the Business Combination Agreement with respect to such provisions.

Section 1.2 No Transfer.

(a) Unless otherwise deemed a Permitted Transfer, during the period commencing on the Effective Date and ending on the earliest of: (i) the Closing; (ii) such date and time as the Business Combination Agreement shall be terminated in accordance with Section 8.01 (Termination) of the Business Combination Agreement (the earlier of (i) and (ii), the “Expiration Time”); and (iii) the liquidation of the Company, without the prior written consent of the Purchaser and the Company, no Company Member shall: (A) sell, offer to sell, contract or agree to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Subject Securities; (B) enter into any swap or other arrangement that transfers to another any of the economic consequences of ownership of any Subject Securities; (C) take any action in furtherance of any of the matters described in the foregoing clause (A) or (B); or (D) publicly announce any intention to effect any transaction specified in the foregoing clause (A) or (B) (each, a “Transfer”).

(b) “Permitted Transfer” means any Transfer of the Subject Securities: (i) to any Affiliate or family member of a Company Member; (ii) to any members or partners of a Company Member or their Affiliates and funds or accounts advised or managed by a Company Member or its Affiliates; (iii) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s family, an Affiliate of such person or to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (v) in the case of an individual, pursuant to a qualified domestic relations order; (vi) in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; (vii) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (vi); (viii) if such Company Member is not an individual, by virtue of such Company Member’s organizational documents upon liquidation or dissolution of such Company Member; (ix) in the event of the Company’s liquidation prior to the completion of the Transactions; (x) in the event of completion of a liquidation, merger, share exchange or other similar transaction that results in all of the members of the Company having the right to exchange their Company Units for cash, securities or other property subsequent to the completion of the Transactions; or (xi) to the Purchaser or the Company in connection with the consummation of the Transactions. Notwithstanding the foregoing, in the case of clauses (i) through (x), as a precondition to such Transfer, such transferee must enter into a written agreement with the Company and the Purchaser agreeing to assume all of the obligations under this Agreement with respect to such Subject Securities and to be bound by the restrictions set forth in this Agreement. No Transfer permitted under this Section 1.2 shall relieve the applicable Company Member of such Person’s obligations under this Agreement.

Section 1.3 New Shares. If: (a) any Company Units or other equity securities of the Company are issued to a Company Member after the Effective Date pursuant to any dividend, split, recapitalization, reclassification, combination or exchange of or similar transaction with respect to, on or affecting the Company Units owned by such Company Member or otherwise (including in connection with the Recapitalization); (b) a Company Member purchases or otherwise acquires beneficial ownership of any Company Units after the Effective Date; or (c) a Company Member acquires the right to vote or share in the voting of any Company Units or other equity securities of the Company after the Effective Date (such Company Units or other equity securities of the Company, collectively, the “New Securities”), then such New Securities acquired or purchased by such Company Member shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by such Company Member as of the Effective Date.

Section 1.4 Closing Date Deliverables. On the Closing Date, each of the Company Members shall deliver:

(a) a duly executed copy of the A&R Registration Rights Agreement;

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(b) a duly executed copy of the Company Fifth A&R Operating Agreement;

(c) a duly executed copy of the Company Lock-Up Agreement; and

(d) a duly executed copy of the Tax Receivable Agreement.

Section 1.5 Company Member Agreements. In all circumstances in which the vote, consent or other approval of the members of the Company is sought, each of the Company Members shall: (a) appear at each such meeting, in person or by proxy, or otherwise cause all of such Person’s Subject Securities that are entitled to vote to be counted as present at such meeting for purposes of calculating a quorum; and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of such Person’s Subject Securities that are entitled to vote:

(i) to approve and adopt the Business Combination Agreement and the consummation of the Transactions, including the Recapitalization;

(ii) against any Alternative Transaction or any proposal relating to an Alternative Transaction;

(iii) against any merger agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company;

(iv) against any change in the business, management or board of directors of the Company (other than pursuant to the Business Combination Agreement or the Ancillary Documents); and

(v) against any proposal, action or agreement that would: (I) impede, interfere, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions; (II) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Business Combination Agreement; (III) result in any of the conditions set forth in Article VII (Closing Conditions) of the Business Combination Agreement not being fulfilled; (IV) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Company Member contained in this Agreement; or (V) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company.

No Company Member shall commit or agree to take any action inconsistent with the foregoing.

Section 1.6 No Challenges. Each Company Member agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Purchaser, the Company or any of their respective successors or directors: (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement; or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into this Agreement, the Business Combination Agreement or the Transactions.

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Section 1.7 Further Assurances. Each Company Member shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary under applicable Laws, or as reasonably requested by the Purchaser or the Company, to effect the actions set forth in this Agreement and to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement and the Transactions on the terms and subject to the conditions set forth in the Business Combination Agreement.

Section 1.8 No Inconsistent Agreement. Each Company Member represents and covenants that such Company Member has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Company Member’s obligations under this Agreement. Each Company Member agrees to reasonably promptly notify the Purchaser in writing of any updates to Schedule I to this Agreement after the Effective Date and prior to Closing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Company Members. Each Company Member, severally and not jointly, represents and warrants as of the Effective Date to the Purchaser and the Company, in each case, only with respect to itself, as follows:

(a) Organization; Due Authorization. If the Company Member is an individual, such Person has all the requisite power and authority and has taken all action necessary in order to execute and deliver this Agreement, to perform such Person’s obligations under this Agreement and to consummate the transactions contemplated by this Agreement. If the Company Member is not an individual: (i) such Person is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which such Person is incorporated, formed, organized or constituted; and (ii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement are within such Company Member’s corporate, limited liability company or similar organizational powers and have been duly authorized by all necessary corporate, limited liability company or similar organizational actions on the part of such Company Member. This Agreement has been duly executed and delivered by such Company Member. Assuming the due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Company Member. Except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies, this Agreement is enforceable against such Company Member in accordance with its terms. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into this Agreement on behalf of such Company Member.

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(b) Ownership. Such Company Member is the record and beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Person’s respective Subject Securities. There exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to: (i) this Agreement; (ii) the Company’s Organizational Documents; (iii) the Business Combination Agreement; (iv) if the Company Member is not an individual, the Company Member’s Organizational Documents; or (v) any applicable securities Laws. Such Company Member’s Subject Securities are the only equity securities of the Company owned of record or beneficially by such Company Member on the Effective Date. Except as provided under this Agreement, none of such Subject Securities are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities. Other than the Subject Securities, such Company Member does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or any equity securities convertible into, or which can be exchanged for, equity securities of the Company.

(c) No Conflicts. The execution and delivery of this Agreement by such Company Member does not, and the performance by such Company Member of such Person’s obligations under this Agreement will not: (i) if such Company Member is not an individual, conflict with or result in a violation of the organizational documents of such Company Member; or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Company Member or such Company Member’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Company Member of such Person’s obligations under this Agreement.

(d) Adequate Information. Such Company Member has been furnished or given access to adequate information concerning the business and financial condition of the Purchaser and the Company to make an information decision regarding this Agreement and the Transactions. Such Company Member has independently and without reliance upon the Purchaser or the Company and based on such information as such Company Member has deemed appropriate, made such Person’s own analysis and decision to enter into this Agreement. Such Company Member acknowledges that the Purchaser and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Company Member acknowledges that the agreements contained in this Agreement with respect to the Subject Securities held by such Company Member are irrevocable.

(e) Litigation. There are no Legal Proceedings pending against such Company Member or to the knowledge of such Company Member threatened against such Company Member, before (or, in the case of threatened Legal Proceedings, that would be before) any arbitrator or any Governmental Authority, that in any manner challenge or seek to prevent, enjoin or materially delay the performance by such Company Member of such Person’s obligations under this Agreement.

(f) Brokerage Fees. No broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by such Company Member, for which the Company or any of such Person’s Affiliates may become liable.

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(g) Acknowledgement. Such Company Member understands and acknowledges that each of the Purchaser and the Company is entering into the Business Combination Agreement in reliance upon the Company Members’ execution and delivery of this Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Agreement and all of its provisions shall terminate and be of no further force or effect upon the earliest of: (a) the Expiration Time; (b) the liquidation of the Company; and (c) the written agreement of the Company Members, the Purchaser and the Company. Upon such termination of this Agreement: (i) all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party to this Agreement to any Person with respect to this Agreement or the transactions contemplated by this Agreement; and (ii) no party to this Agreement shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter of this Agreement. Notwithstanding the foregoing, the termination of this Agreement shall not relieve any party to this Agreement from liability arising in respect of any breach of this Agreement prior to such termination. This Article III shall survive the termination of this Agreement.

Section 3.2 No Recourse. This Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the parties to this Agreement. No claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement shall be asserted against any Non-Party Affiliate. Except to the extent liable in such Person’s capacity as a party to this Agreement, no Non-Party Affiliates shall have any liability arising out of or relating to this Agreement, the negotiation of this Agreement or its subject matter, or the transactions contemplated by this Agreement, including: (a) with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement; (b) in respect of any written or oral representations made or alleged to be made in connection with this Agreement; (c) as expressly provided in this Agreement; or (d) for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation of this Agreement or the transactions contemplated by this Agreement. “Non-Party Affiliate” means: (i) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of each of the Company, the Purchaser, the Sponsor or any Company Member; and (ii) each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any of the Persons referred to in the immediately preceding clause (i) (other than the parties to this Agreement).

Section 3.3 Assignment. This Agreement and all of the provisions of this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned (including by operation of law) without the prior written consent of the parties to this Agreement. Any assignment without such consent shall be null and void.

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Section 3.4 Specific Performance. The parties to this Agreement acknowledge and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. In addition to any other remedy to which such party is entitled at law or in equity, the parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party waives the defense, that there is an adequate remedy at law. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such action.

Section 3.5 Jurisdiction. Any Legal Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated by this Agreement must be brought in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom (or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties irrevocably: (i) submits to the exclusive jurisdiction of each such court in any such Legal Proceeding; (ii) waives any objection such party may now or after this Agreement have to personal jurisdiction, venue or to convenience of forum; (iii) agrees that all claims in respect of the Legal Proceeding shall be heard and determined only in any such court; and (iv) agrees not to bring any Legal Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any other court. Nothing in this Agreement shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Legal Proceeding brought pursuant to this Section 3.5.

Section 3.6 Amendment. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the Purchaser, the Company and the Company Members.

Section 3.7 Miscellaneous. Sections 9.02 (Notices), 9.05 (Governing Law), 9.07 (Waiver of Jury Trial), 9.09 (Severability), 9.11 (Entire Agreement), 9.12 (Interpretation), 9.13 (Counterparts) and 9.15 (Waiver of Claims Against Trust) of the Business Combination Agreement are each incorporated into this Agreement (including any relevant definitions contained in any such Sections), mutatis mutandis.

Section 3.8 Liability. The liability of any Company Member under this Agreement is several (and not joint). Notwithstanding any other provision of this Agreement, in no event will any Company Member be liable for any other Company Member’s breach of such other Company Member’s obligations under this Agreement.

Section 3.9 Disclosure. Each Company Member authorizes the Purchaser and the Company to publish and disclose in any announcement or disclosure relating to the Transactions, including any such announcement or disclosure required or requested by the SEC (or as otherwise required or requested pursuant to any applicable Laws or any other Governmental Authorities), such Company Member’s identity and ownership of the Subject Securities, the nature

7

of such Company Member’s obligations under this Agreement and a copy of this Agreement, if reasonably deemed appropriate by the Purchaser and the Company. Each Company Member will promptly provide any information reasonably requested in writing by the Purchaser or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

[The remainder of this page is intentionally blank]

8

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on such Person’s behalf as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Title: Chief Executive Officer and Co-Chairman

[Signature Page to Member Support Agreement]

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name: J. Clay Sell
Title: Chief Executive Officer

[Signature Page to Member Support Agreement]

COMPANY MEMBER: EBEN MULDER

By:	/s/ Eben Mulder

Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

C5 ENERGY INVESTORS LLC
BY: C5 CAPITAL USA LLC, ITS MANAGER

By:	/s/ Kurt Scherer

Name:	Kurt Scherer
Title:	Managing Partner
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

C5 IMPACT HPW LLC
BY: C5 CAPITAL USA LLC, ITS MANAGER

By:	/s/ Kurt Scherer

Name:	Kurt Scherer
Title:	Managing Partner
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

THE KAMAL S. GHAFFARIAN REVOCABLE TRUST

By:	/s/ Kamal Ghaffarian

Name:	Kamal Ghaffarian
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

IBX COMPANY OPPORTUNITY FUND 1, LP

BY: IBX OPPORTUNITY GP, INC., ITS GENERAL PARTNER

By:	/s/ Kamal Ghaffarian

Name:	Kamal Ghaffarian
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

IBX COMPANY OPPORTUNITY FUND 2, LP

BY: IBX OPPORTUNITY GP, INC., ITS GENERAL PARTNER

By:	/s/ Kamal Ghaffarian

Name:	Kamal Ghaffarian
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

IBX OPPORTUNITY GP, INC.

By:	/s/ Kamal Ghaffarian

Name:	Kamal Ghaffarian
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

GM ENTERPRISES, LLC

By:	/s/ Kamal Ghaffarian

Name:	Kamal Ghaffarian
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

ZACHRY INVESTMENTS, LLC

By:	/s/ C. Ryan Frames

Name:	C. Ryan Frames
Title:	Vice President
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

JOHN SHOFFNER

By:	/s/ John Shoffner

Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

XE-1, LTD.

By:	/s/ Larry Connor

Name:	Larry Connor
Title:	Manager
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

BURNS & MCDONNELL PROJECT INVESTMENTS, LLC

By:	/s/ Raymond J. Kowalik

Name:	Raymond J. Kowalik
Title:	CEO
Email:

Address:

[Signature Page to Member Support Agreement]

COMPANY MEMBER:

SABRA BRAVEHEART LLC

By:	/s/ Vladimir Kitaygorodsky

Name:	Vladimir Kitaygorodsky
Title:	Managing Partner
Email:

Address:

[Signature Page to Member Support Agreement]

SCHEDULE I

Company Members

Company Member	Class A Common Units	Class B Common Units	Series A Preferred Units	Series B Preferred Units
Eben Mulder	2,085,351	—	—	—
Kamal Ghaffarian Revocable Trust	—	—	55,343,915	—
IBX Company Opportunity Fund 1, LP	—	—	9,661,210	548,474
IBX Company Opportunity Fund 2, LP	—	—	16,183,949	—
IBX Opportunity GP, Inc.	—	—	1,020	—
GM Enterprises, LLC	—	—	9,435,494	—
C5 Energy Investors LLC	—	—	—	1,437,000
C5 Impact HPW LLC		—	—	537,504
Zachry Investments, LLC	—	—	—	1,218,828
John Shoffner	—	—	—	1,767,302
Burns & McDonnell Project Investments, LLC	—	—	—	1,096,948
XE-1, Ltd.	—	—	—	1,194,451
Sabra Braveheart LLC	—	—	—	1,096,948

TOTAL	2,085,351	—	90,625,588	6,606,056

[Schedule I to Member Support Agreement]

Exhibit 10.3

AAC HOLDINGS II LP

2000 AVENUE OF THE STARS

SUITE 1200

LOS ANGELES, CA 90067

December 5, 2022

X-Energy Reactor Company, LLC

801 Thompson Ave., Suite 400

Rockville, Maryland 20852

Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, New York

Re: Commitment Letter

Ladies and Gentlemen:

Reference is made to the Business Combination Agreement, dated on or about the date of this Letter (the “Business Combination Agreement”), by and between Ares Acquisition Corporation (“SPAC”) and X-Energy Reactor Company, LLC (the “Company”). Subject to the terms of the Business Combination Agreement, SPAC and the Company will, among other things, consummate a business combination transaction. Capitalized terms used but not defined in this commitment letter (this “Letter”) have the meanings given to them in the Business Combination Agreement and Exhibit A (the “Term Sheet”) attached to this Letter.

1.    Commitment.

(a)    Subject to the terms and conditions set forth in this Letter and on the basis of the representations, warranties and agreements contained in a subscription, purchase or similar agreement in form and substance reasonably satisfactory to AAC Holdings II LP, a Delaware limited partnership (the “Investor”), the Company and SPAC (the “Series A Subscription Agreement”) (and upon the terms and subject to the conditions of such subscription agreements), the Investor shall purchase, or shall cause the purchase of, and the SPAC shall issue and sell to the Investor, an aggregate of 45,000 shares of Series A preferred stock, par value $0.0001 per share, of SPAC following the Domestication (“Series A Preferred Stock”). The Series A Preferred Stock shall have the rights, preferences and privileges set forth in a Certificate of Designation in a form reasonably agreed to by the Investor, the Company and SPAC reflecting the terms set forth in the Term Sheet (the “Certificate of Designation”), for a purchase price of $1000.00 per share for an aggregate purchase price of $45,000,000 (as such amount may be reduced in accordance with Section 1(c) and Section 1(d) of this Letter, the “Series A Commitment”). The Series A Subscription Agreement and the Certificate of Designation shall be negotiated in good faith by each of the Investor, the Company and SPAC as promptly as practicable following the date of this Letter and in any event prior to the Closing Date.

(b)    Notwithstanding anything to the contrary set forth in Section 1(a), if SPAC enters into one or more subscription, purchase or similar agreements (“Other Subscription Agreements”) with one or more unaffiliated third parties (“Other Investors”) pursuant to which such Other Investors agree to purchase from SPAC, and SPAC agrees to issue and sell to the Other Investors, either shares of Class A common stock, shares of one or more series of preferred stock, convertible debt securities or any other security convertible into or exchangeable or exercisable for, equity securities of SPAC (such securities, the “Alternative

Securities”) substantially concurrently with the Closing, then the obligations set forth in Section 1(a) shall be null and void. In such event and concurrently with the entry into the Other Subscription Agreements by the Other Investors, the Investor shall enter into a subscription, purchase or similar agreement having the same terms and conditions as the Other Subscription Agreements (the “Alternative Securities Subscription Agreement” and, together with the Series A Subscription Agreement, the “Investor Subscription Agreement”). Pursuant to the Alternative Securities Subscription Agreements, the Investor shall purchase, and the SPAC shall issue and sell to the Investor, substantially concurrently with the consummation of the transactions contemplated by the Other Subscription Agreements, a number of Alternative Securities on the terms and subject to the conditions set forth in the Other Subscription Agreements having an aggregate purchase price of $45,000,000 (as such amount may be reduced in accordance with Section 1(c) and Section 1(d) of this Letter, the “Alternative Securities Commitment” and, together with the Series A Commitment, the “Commitment”).

(c)    The Commitment shall be reduced on a dollar-for-dollar basis by the amount by which (i) the sum of (A) the amount of cash available in the Trust Account immediately prior to the Closing, less amounts required for the Redemptions (to the extent not already paid); plus (B) the aggregate proceeds, if any, actually received by SPAC from the PIPE Investment (including any amount actually funded pursuant to this Letter); plus (C) the aggregate amount actually funded to the Company in connection with any Permitted Financing prior to January 15, 2023, exceeds (ii) $400,000,000. Notwithstanding the foregoing, in no event shall any reduction to the Commitment pursuant to this Section 1(c) exceed $25,000,000 in the aggregate.

(d)    Notwithstanding anything to the contrary in this Letter, at any time and from time to time, the Company and the Investor may mutually agree to reduce the Commitment.

(e)    Under no circumstances shall the Investor be obligated to purchase equity, debt or other securities of SPAC in any amount in excess of the Commitment.

(f)    The Investor reserves the right to assign all or a portion of the Commitment to its Affiliates or designees. No such assignment shall relieve the Investor of its obligations under this Letter until such Affiliate or designee has funded the Commitment in accordance with the terms of this Letter.

(g)    Notwithstanding anything in Section 1(a) or Section 1(b), at any time on or after the date of this Letter and on or prior to January 15, 2023, the Investor or its Affiliates or designees may elect to enter into one or more securities purchase agreements with the Company (the “Additional Securities Purchase Agreements” and, together with the Investor Subscription Agreement, the “Commitment Documentation”). The Additional Securities Purchase Agreement shall be in the form of the Existing Securities Purchase Agreement, pursuant to which any one or more of the Investor or its Affiliates purchase from the Company, and the Company issues and sells to any one or more of such Persons, $45,000,000 or more in aggregate principal amount of the Company’s Series C-2 Convertible/Exchangeable Promissory Notes (the “Convertible Notes”). The purchase of such Convertible Notes pursuant to the terms of the Additional Securities Purchase Agreements shall be deemed to satisfy the Commitment, and this Letter shall terminate in accordance with Section 6(d) without any further action of the Investor, the Company or SPAC. If the Investor or its Affiliates or designees elect to enter into Additional Securities Purchase Agreements for purposes of satisfying the Commitment pursuant to this Section 1(g), the Company shall execute and deliver or cause to be executed and delivered the Additional Securities Purchase Agreements and to consummate the sale of such Convertible Notes to the Investor or its Affiliates or designees, as applicable. For purposes of this Agreement, “Existing Securities Purchase Agreement” means the Securities Purchase Agreement, dated as of December 5, 2022, by and among the Company, Investor and the other investors thereto, pursuant to which Investor agreed to purchase from the Company, and the Company agreed to issue and sell to Investor, $30,000,000 in aggregate principal amount of Convertible Notes.

2.    Conditions. The obligation of the Investor to fund its portion of the Commitment is subject to: (a) the execution and delivery of the Business Combination Agreement by each of the parties to the Business Combination Agreement; (b) the satisfaction of each of the conditions to SPAC’s and the Company’s respective obligations to consummate the Transactions as set forth in Article VII of the Business Combination Agreement, other than any conditions that by their nature are to be satisfied at the Closing, but subject to the substantially concurrent satisfaction of such conditions; (c) the satisfaction (or waiver by the Investor, at or prior to the Closing) of each of the other conditions set forth in the Investor Subscription Agreement; and (d) the substantially simultaneous occurrence of the Closing.

3.    Covenants. The Investor and the SPAC agree, acting in good faith: (i) to use commercially reasonable efforts to cause the Investor’s purchase of the Series A Preferred Stock in accordance with this Letter, taken together with the PIPE Investment and the transfers to the SPAC to be made on the Closing Date by the Series A Parties and the holders of the Convertible Notes (the “Contributions”), to qualify for nonrecognition treatment under Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code” and such tax treatment, the “Intended Tax Treatment”), (ii) to file all tax returns on a basis consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.351-3, as applicable), (iii) to take no position inconsistent with the Intended Tax Treatment (whether in audits, tax returns or otherwise), in the case of each of clauses (i) and (ii), unless otherwise required by a governmental entity as a result of a “determination” within the meaning of Section 1313(a) of the Code, (iv) not to take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the Contributions from qualifying for the Intended Tax Treatment and (v) to use commercially reasonable efforts to cause the Domestication to occur at least one day prior to the Closing Date.

4.    Confidentiality. This Letter is delivered to SPAC and the Company upon the condition that neither this Letter nor any of its contents shall be disclosed by the Investor, SPAC, the Company or any of their respective Affiliates to any other Person, directly or indirectly, without the consent of the other parties to this Letter (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, this Letter or any of its contents may be disclosed: (a) as may be compelled in a judicial or administrative proceeding, by any regulatory administration, or as otherwise required by law or regulation or compulsory legal process; (b) to protect the Investor’s, SPAC’s or the Company’s rights under, or to enforce the terms of, this Letter; or (c) as requested by a governmental or regulatory authority, including filings with the Securities and Exchange Commission or other regulatory bodies in the ordinary course of business.

The confidentiality obligations under this Section 4 shall automatically terminate and be superseded by any confidentiality provisions in the Commitment Documentation upon the execution and delivery of the Commitment Documentation and in any event shall terminate upon the second anniversary of the date of this Letter.

5.    Enforcement. The funding of the Commitment that is the subject of this Letter may only be enforced by SPAC or the Company.

6.    Termination. This Letter and the transactions contemplated by this Letter (including the Commitment) will terminate automatically and immediately upon the earliest to occur of:

(a)    the termination of the Business Combination Agreement in accordance with its terms;

(b)    the Closing (provided that the Commitment has been funded in full, as such amount may be reduced pursuant to the terms in this Letter);

(c)    other than a claim by the Company against the Investor or Guarantor for the remedies expressly permitted by Section 17 (and then, subject to the terms and conditions of this Letter), the Company or any of its Affiliates or any other Person claiming by, through or for the benefit of any of them, directly or indirectly, instituting any Legal Proceeding or bringing any other claim, against any Investor Party or any of their respective Representatives; and

(d)    such time as the Investor or its Affiliates or designees have purchased $75,000,000 or more in aggregate principal amount of Convertible Notes pursuant to the Existing Securities Purchaser Agreement and any Additional Securities Purchase Agreements in accordance with Section 1(g).

Upon termination of this Letter, the Investor shall not have any further obligations or liabilities under this Letter. Other than as explicitly set forth in this Letter or the Commitment Documentation, neither the Investor nor any of its respective Affiliates shall have any liability to any Person in connection with the Business Combination Agreement, this Letter or the Commitment Documentation, whether based upon contract, tort or any other claim or legal theory and whether at law or in equity. Notwithstanding the previous two sentences, nothing herein will relieve any party from liability for any breach of this Letter prior to the time of termination of this Letter. The foregoing three sentences and Section 10, Section 11, Section 14, Section 15, Section 17 and Section 18 shall survive any termination of this Letter.

7.    Amendment; Waiver. This Letter may be amended, supplemented or modified only by execution of a written instrument signed by SPAC, the Company and the Investor. The failure of any party to this Letter to assert any of its rights under this Agreement shall not constitute a waiver of such rights.

8.    Entire Agreement. This Letter, including any exhibits and schedules attached to this Letter, which exhibits and schedules are incorporated by reference, embody the entire agreement and understanding of the parties to this Letter in respect of the subject matter contained in this Letter. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Letter, which collectively supersede all prior agreements and the understandings among the parties to this letter with respect to the subject matter contained in this Letter.

9.    Parties in Interest; Third-Party Beneficiaries.

(a)    This Letter is for the sole benefit of the parties to this Letter.

(b)    Whether express or implied, nothing in this Letter is intended to or shall confer upon any Person, other than the parties to this Letter, any legal or equitable right, benefit or remedy of any nature whatsoever. Neither SPAC’s nor the Company’s creditors shall have the right to enforce, or cause such Person to enforce, this Letter.

10.    Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)    This Letter, and any claim, controversy or dispute arising under or in relation to this Letter or the relationship of the parties, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any conflict of Laws principles (whether of the State of Delaware or another jurisdiction) that would require or permit the application of the Law of another jurisdiction. The preceding sentence shall apply to all matters involving the validity, construction, effect, performance and remedies with respect to this Letter.

(b)    Any claim arising out of or based upon this Letter, the transactions contemplated by this Letter or the legal relationships of the parties created under this Letter may be instituted solely in the Court of Chancery of the State of Delaware and any State of Delaware appellate court therefrom or, but only to the extent the Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware (collectively, the “Chosen Courts”). Each party irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such suit, action or proceeding. Service of process, summons, notice or other document in accordance with Section 11 shall be effective service of process for any claim brought in any Chosen Court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in the Chosen Courts and irrevocably waive and agree not to plead or claim in any Chosen Court that any such claim brought in any such court has been brought in an inconvenient forum. Any final and non-appealable judgment against a party in any proceeding described in this 10(b) shall be conclusive and may be enforced in any other jurisdiction within or outside of the United States by suit on such judgment. A certified copy of any such judgment shall be conclusive evidence of the fact and amount of such judgment. Any party may file an original counterpart or copy of this 10(b) with any court as written evidence of the irrevocable waiver of objections to venue or convenience of forum.

(c)    Each of the parties acknowledges and agrees that any controversy that may arise under this Letter is likely to involve complicated and difficult issues, and therefore each such party irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Letter or the transactions contemplated by this Letter. A judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

11.    Notices. All notices, consents, waivers and other communications under this Letter shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party to this Letter at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:	X-Energy Reactor Company, LLC 801 Thompson Avenue, Suite 400 Rockville, MD 20852 Attn: Steve Miller Email: smiller@x-energy.com

With a copy (which shall not constitute notice) to:	Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 Attn: Paul Sheridan; Nicholas P. Luongo Email: paul.sheridan@lw.com; nick.luongo@lw.com

If to SPAC:

Ares Acquisition Corporation
245 Park Avenue, 44th Floor

New York, New York

Attn: Allyson Satin; Anton Feingold; Eric Waxman

and

Ares Acquisition Corporation
2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold; Eric Waxman

Email: asatin@aresmgmt.com

            afeingold@aresmgmt.com

            ewaxman@aresmgmt.com

With a copy (which shall not constitute notice) to:	Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Attn: Monica J. Shilling, P.C.; Dov Kogen Email: monica.shilling@kirkland.com dov.kogen@kirkland.com

If to the Investor:	AAC Holdings II LP 2000 Avenue of the Stars Suite 1200 Los Angeles, CA 90067 Attn: Allyson Satin; Anton Feingold; Eric Waxman Email: asatin@aresmgmt.com afeingold@aresmgmt.com ewaxman@aresmgmt.com

With a copy (which shall not constitute notice) to:	Kirkland & Ellis LLP 2049 Century Park East, Suite 3700 Los Angeles, CA 90067 Attn: Monica J. Shilling, P.C.; Dov Kogen Email: monica.shilling@kirkland.com dov.kogen@kirkland.com

12.    No Assignment. This Letter shall and all of the provisions of this Letter shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as otherwise set forth in this Letter, this Letter shall not be assigned by operation of Law or otherwise without the prior written consent of the parties. Any assignment without such consent that is not otherwise permitted pursuant to the terms of this Letter shall be null and void. No such assignment shall relieve the assigning party of its obligations under this Letter.

13.    Counterparts. This Letter may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

14.    Severability. In case any provision in this Letter shall be held invalid, illegal or unenforceable by any court of competent jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable. The validity, legality and enforceability of the remaining provisions contained in this Letter shall not in any way be affected or impaired nor shall the validity, legality or enforceability of such provision be affected in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Letter will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

15.    Specific Performance. Each party to this Letter: (i) acknowledges that the rights of each party to this Letter to consummate the transactions contemplated by this Letter are unique; (ii) recognizes and affirms that if this Letter is breached by any party to this Letter, money damages may be inadequate and the non-breaching parties to this Letter may have no adequate remedy at law; and (iii) agrees that irreparable damage would occur if any of the provisions of this Letter were not performed by an applicable party to this Letter in accordance with their specific terms or were otherwise breached. Accordingly, each party to this Letter shall be entitled to seek an injunction or restraining order to prevent breaches of this Letter and to seek to enforce specifically the terms and provisions of this Letter, without the requirement to post any bond or other security or to prove that money damages would be inadequate. The foregoing is in addition to any other right or remedy to which such party to this Letter may be entitled under this Letter, at law or in equity.

16.    Representations and Warranties of the Company. The Company represents and warrants that: (a) all information (excluding the Projections (as defined below), industry-specific information and information of a general economic nature) (all such non-excluded information, the “Information”) that has been or will be made available to the Investor by or on behalf of the Company or any of its respective representatives in connection with the Transactions is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; and (b) the financial projections, budgets, estimates, forecasts and other forward-looking information with respect to the Company and its subsidiaries (after giving effect to the Transactions) (the “Projections”) that have been or will be made available to the Investor by or on behalf of the Company or any of its representatives in connection with the Transactions have been or will be prepared in good faith using management’s best estimates (it being understood that Projections are not to be viewed as facts or a guarantee of performance and are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that such Projections will be realized and that actual results may differ from the projected results and such differences may be material). You agree that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement (or, in the case of any Information and Projections furnished by the Company or its representatives, use commercially reasonable efforts to cause to be supplemented) the Information and the Projections so that such representations will be correct in all material respects under those circumstances.

17.    No Recourse. Notwithstanding anything that may be expressed or implied in this Letter or any document or instrument delivered in connection with this Letter, and notwithstanding the fact that the Investor may be a partnership:

(a)    no Person other than the Investor, SPAC and the Company has any obligations under this Letter and no recourse shall be had with respect to any other Person under this Letter or under any document or instrument delivered in connection with this Letter, or for any claim based on, in respect of or by reason of, such obligations or their creation, in each case, other than pursuant to, but subject to the terms of, the Letter of Guaranty, dated as of the date of this Letter, delivered by Ares Investments Holdings LLC, a Delaware limited liability company (“Guarantor”), in favor of the Company (the “Guaranty”);

(b)    no personal liability shall attach to any of Investor’s Affiliates (other than SPAC and, subject to the terms of the Guaranty, Guarantor) or any of their respective Representatives, whether by or through attempted piercing of the corporate veil, by or through a claim against any Investor Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Law or otherwise; and

(c)    recourse against the Investor for specific performance or actual monetary damages in an amount (in the aggregate) not in excess of the Commitment pursuant to this Letter shall be the sole and exclusive remedy of SPAC and the Company against the Investor or any of its Affiliates (other than SPAC and Sponsor) (each, an “Investor Party”) in respect of any liabilities or obligations arising under, or in connection with, this Letter or the abandonment of the obligations of the Investor under this Letter in a manner other than a termination in accordance with the terms of this Letter. None of the Company, SPAC or any of their respective Affiliates will have any other remedy against any Investor Party. Except for actual monetary damages in an amount (in the aggregate) not in excess of the Commitment, the foregoing limitation on such Person’s remedies against the Investor Parties under this Letter shall preclude any recovery for any damages, including lost profits, lost revenues, lost opportunities, loss of reputation, diminution in value, damages based on any type of multiple and consequential, speculative, indirect, punitive or other special damages. The limitation on remedies set forth in this Section 17 shall apply without regard to whether any claim or action sounds in contract, tort or any other claim or legal theory and whether at law or equity arising under, or in connection with, this Letter or the transactions contemplated by this Letter or in respect of any oral representations or warranties made or alleged to have been made in connection with this Letter or the transactions contemplated by this Letter. If the Company or any of their Affiliates institute any Legal Proceeding or bring any other claim: (a) to recover under any circumstances, more than the Commitment from the Investor under or in connection with this Letter or the transactions contemplated by this Letter; (b) asserting that the provisions of this Section 17 are illegal, invalid or unenforceable, in whole or in part; or (c) asserting any theory of liability against any Investor Party with respect to this Letter, then in any such case: (i) the obligations of the Investors under this Letter shall terminate ab initio and be null and void and of no force or effect; (ii) if the Investors have previously made any payments under this Letter, the applicable Investors shall be entitled to recover such payments from SPAC or the Company, as applicable, and their respective successors and permitted assigns; and (iii) no Investor party shall have any liability or obligation of any kind or nature to SPAC or the Company with respect to this Letter. SPAC and the Company acknowledge that the Investors are agreeing to enter into this Letter in reliance on the provisions set forth in this Section 17, which shall survive termination of this Letter. The foregoing shall not apply to any claims of the Company against SPAC pursuant to the Business Combination Agreement or the Non-Disclosure Agreement, claims of the Company against Sponsor under the Sponsor Support Agreement or claims of the Company pursuant to the Guaranty.

18.    Waiver of Claims Against Trust. The Company and the Investor acknowledge that SPAC is a blank check company with the powers and privileges to effect a Business Combination. The Company and the Investor further acknowledge that, as described in the IPO Prospectus available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placements of its securities. Substantially all of those proceeds have been deposited in the Trust Account for the benefit of SPAC, SPAC Shareholders and the underwriters of SPAC’s initial public offering. The Company and the Investor acknowledge that they have been advised by SPAC that SPAC may disburse monies from the Trust Account only in the express circumstances described in the IPO Prospectus. The Company and the Investor, on behalf of itself and its Affiliates, acknowledge and agree that, notwithstanding anything to the contrary in this Letter, no such Person: (a) now has or shall at any time after the Signing Date have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions from the Trust Account; or (b) may make any claim against the Trust Account (including any distributions from the Trust Account), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Letter or any proposed or actual business relationship between SPAC or its Representatives, on the one hand, and any such Person or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any such claims are collectively referred to as, the “Released Claims”). For and in consideration of SPAC entering into this Letter, the receipt and sufficiency of which are acknowledged, the Company and the Investor irrevocably waives on behalf of itself and its Affiliates, the Released Claims and any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account. The Company and the Investor agree, on behalf of itself and its Affiliates, not to seek recourse against the Trust Account or any funds distributed from the Trust Account as a result of, or arising out of, this Letter and any negotiations, Contracts or agreements with SPAC (including any distributions to SPAC Shareholders in respect of deferred underwriting commissions from the IPO). Notwithstanding the foregoing, nothing in this Letter shall serve to limit or prohibit the Company’s or the Investor’s right to pursue a claim against SPAC for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the Commitment so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate the Redemptions or for Fraud. Nothing in this Section 18 shall serve to limit or prohibit any claims that the Company or the Investor may have in the future against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to SPAC and any assets that have been purchased or acquired with any such funds). This paragraph will survive the termination of this Letter for any reason.

19.    Patriot Act. Pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (as amended, the “Patriot Act”), the Investor may be required to obtain, verify and record information that identifies SPAC or the Company. Such information includes the name, address and tax identification number and other information regarding SPAC or the Company that will allow the Investor to identify SPAC or the Company in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Investor.

20.    No Fiduciary Relationship. SPAC and the Company acknowledge that: (a) the Investor is acting solely as a purchaser of securities pursuant to the Commitment; (b) the Investor and its Affiliates and managed funds and accounts may be investing in, or providing debt financing, equity capital or other services to, other companies with which SPAC and the Company may have conflicting interests; and (c) the Investor is acting pursuant to a contractual relationship created by this Letter that was entered into on an arm’s length basis. In no event do the parties intend that the Investor act or be responsible as a fiduciary to SPAC or the Company or any of their respective subsidiaries, stockholders or creditors or any other Person in connection with any activity that the Investor may undertake or has undertaken in furtherance of the purchase of securities, either before or after the date of this Letter. The Investor expressly disclaims any fiduciary or similar obligations to any such Person, either in connection with the purchase of securities or this Letter or any matters leading up to either to the extent related to the purchase of securities or this Letter. Each of SPAC and the Company confirm their understanding and agreement to that effect. SPAC, the Company and the Investor are each responsible for making their own independent judgments with respect to the transactions contemplated by the Commitment. Any opinions or views expressed by the Investor to SPAC or the Company regarding such transactions, including any opinions or views with respect to the price or market for equity or debt securities of SPAC or the Company, do not constitute advice or recommendations to SPAC or the Company or any of their respective subsidiaries. Each of SPAC and the Company and their respective Affiliates and subsidiaries, waive and release, to the fullest extent permitted by law, any claims that SPAC and the Company and their respective subsidiaries and Affiliates may have against the Investor with respect to any breach or alleged breach of any fiduciary or similar duty in connection with the transactions contemplated by this Letter or any matters leading up to the execution of this Letter.

21.    Miscellaneous. The parties to this Letter have each been represented by counsel during the negotiation and execution of this Letter and have participated jointly in the drafting of this Letter. Consequently, each of the parties to this Letter waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The descriptive headings in this Letter are inserted for convenience and identification purposes only and are not intended to be a part of or to describe, interpret, define or limit the scope, extent or intent of this Letter or any provision of this Letter. As used in this Letter, the Investor, on the one hand, and SPAC, on the other hand, shall not be deemed to be Affiliates of each other.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

AAC HOLDINGS II LP

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Assistant Secretary

[Signature Page to Commitment Letter]

Agreed to and accepted: ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

[Signature Page to Commitment Letter]

Agreed to and accepted: X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name:	J. Clay Sell
Title:	Chief Executive Officer

[Signature Page to Commitment Letter]

Exhibit A

Term Sheet

[See attached.]

[Exhibit A]

Summary of Principal Terms and Conditions

Unless otherwise defined, terms used in this term sheet shall have the meanings assigned to such terms in the commitment letter to which this exhibit is attached, including the other exhibits thereto (the “Commitment Letter”).

Issuer:

X-Energy, Inc., the public company of the AAC SPAC Transaction (the “Company”).

“AAC SPAC Transaction” means the potential business combination between Ares Acquisition Corporation (“AAC”), directly or indirectly, and X-energy Reactor Company, LLC (“X-energy”)

Investor:	AAC Holdings II LP and its affiliates (the “Investor”).

PIPE Commitment:

An aggregate amount (the “PIPE Commitment”) equal to the lesser of (i) $45.0 million (the “Initial Commitment Amount”), as reduced as described below, and (ii) such amount as mutually agreed between the Company and the Investor.

The Initial Commitment Amount will be reduced on a dollar-for-dollar basis by the amount by which (i) the sum of (A) the amount of cash available in the Trust Account immediately prior to the Closing, less amounts required for the Redemptions (to the extent not already paid); plus (B) the aggregate proceeds, if any, actually received by SPAC from the PIPE Investment (including any amount actually funded pursuant to this Letter); plus (C) the aggregate amount actually funded to the Company in connection with any Permitted Financing prior to January 15, 2023, exceeds (ii) $400,000,000. In no event will any reduction to the Commitment exceed $25,000,000 in the aggregate.

Securities:	At the Closing, the Investor will invest the PIPE Commitment amount set forth above in convertible Series A preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”), having the rights, preferences and privileges set forth in the Certificate of Designation and as further described below. The Preferred Stock shall rank senior to all classes or series of equity securities of the Company with respect to dividend rights and rights on liquidation.

Purchase Price:	$1,000 per share of Preferred Stock (the “Stated Value”).

Conversion Price:	The Investor may at any time convert all or a portion of the Preferred Stock into Class A common stock, par value $0.0001 per share, of the Company (“Common Stock”). Each share of Preferred Stock will be convertible into a number of shares of Common Stock equal to the Stated Value of such share of Preferred Stock plus Accrued Dividends thereon divided by the Conversion Price. The Conversion Price will be $10.00 per share.

Anti-Dilution:	The Conversion Price will be subject to proportional adjustment for any stock split, reclassification, stock dividend or similar event.

Dividends:

Dividends will accrue on a quarterly basis at a rate equal to 8.00% per annum, whether or not declared, and such dividends will accrue daily and compound on a quarterly basis, unless paid in cash (such accrued amounts, the “Accrued Dividends”), plus the Preferred Stock will fully participate, on an as-converted basis, in any cash dividends paid to the holder of Company common stock.

Upon conversion, all accrued and unpaid dividends from the end of last relevant quarter to the conversion date will be paid in cash.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, the holder of each share of the Preferred Stock will receive in preference to the holders of the common stock of the Company (or any junior preferred stock) a per share amount equal to the greater of (i) the Stated Value, plus Accrued Dividends and (ii) the amount such holders would be entitled to receive at such time if the Preferred Stock were converted into Common Stock.

For the avoidance of doubt, a merger, acquisition, change of control or sale of all or substantially all of the assets of the Company will not be deemed to be a liquidation or winding up.

Conversion at Option of the Company:	If at any time after the 2-year anniversary of the closing of the AAC SPAC Transaction, the closing price of the Common Stock exceeds $12.50 per share for each of the 75 trading days within a 90 consecutive trading day period, the Company may convert all (but not less than all) of the then-outstanding shares of Preferred Stock into a number of shares of Common Stock equal to the Stated Value of such shares plus Accrued Dividends thereon, divided by the Conversion Price.

Redemption at Option of the Investor:	At any time after the 7-year anniversary of the closing of the AAC SPAC Transaction, the Investor may require the Company to redeem any or all of the then-outstanding shares of Preferred Stock for cash consideration equal to the Stated Value, plus Accrued Dividends.

Change of Control / Bankruptcy or Insolvency / Default under Material Debt:	Upon a Change of Control (as defined in the Business Combination Agreement) of the Company, a voluntary bankruptcy or insolvency event or a default under a material debt agreement, the Company will be required to immediately make an offer to repurchase all of the then-outstanding shares of Preferred Stock for cash consideration per share equal to the greater of (i) 100% of the Stated Value, plus Accrued Dividends and (ii) the amount such holders would be entitled to receive at such time if the Preferred Stock were converted into Common Stock.

Voting Rights:	The Preferred Stock will vote together with the common stock of the Company on all matters and not as a separate class (except as specifically provided in this term sheet or as otherwise required by law) on an as-converted basis.

Information Covenant:	At such time as the Company is no longer subject to periodic reporting requirements as required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company will furnish customary information (including annual financial, quarterly financial and operating reports) to the Investor.

Minority Protections:

During the period in which any shares of Preferred Stock remain outstanding, the consent of the holders of a majority of the Preferred Stock shall be required to:

(i) alter or change the rights, preferences or privileges of the Preferred Stock;

(ii)  increase or decrease the authorized number of shares of Preferred Stock;

(iii)  issue any additional shares of Preferred Stock;

(iv) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Preferred Stock;

(v)   amend the Company’s certificate of incorporation or bylaws in a manner that materially and adversely affects the Preferred Stock;

(vi) issue any debt instrument of the Company that is convertible into equity of the Company; or

(vii) provide for the payment of any dividend on, or the redemption or repurchase of any junior equity security.

Registration Rights:	Investor will receive customary transferable demand, piggyback and shelf registration rights pertaining to the shares of Common Stock issuable upon the conversion of the Preferred Stock. The Company will file a resale registration statement following the Closing covering all of the shares of Common Stock issuable upon the conversion of such Preferred Stock. All reasonable expenses of such registrations, including the fees and expenses of one counsel on behalf of the Investor, will be borne by the Company.

Subscription Agreement:	The subscription agreement with respect to the Preferred Stock will be substantially in the form attached as Exhibit B to the Commitment Letter.

Closing Conditions:	The Investor’s purchase of the Preferred Stock will be subject to satisfaction of the conditions specified in Section 2 of the Commitment Letter.

Tax Matters:

The Investor agrees to provide to the Company a properly executed Internal Revenue Service Form W-9 certifying such Investor’s status as a United States Person and such Investor’s exemption from backup withholding. To the extent the Investor has delivered such forms, and the Preferred Shares are held by the Investor, absent a change in law that affects the withholding obligations of the Company, the Company (and any applicable withholding agent) shall not withhold U.S. tax from any payment (including deemed payments) made on or with respect to the Preferred Shares. Without limiting the foregoing, if the Company determines that an amount is required to be deducted and withheld in respect of any payment made on or with respect to the Preferred Shares, the Company shall be entitled to withhold taxes on all payments made to the relevant Investor with respect to the Preferred Shares in the form of cash or otherwise treated, in the Company’s reasonable discretion, as a dividend for U.S. federal tax purposes, in each case, to the extent the Company or its paying agent is required to deduct and withhold tax on payments to the relevant Investor under applicable law; provided that the Company shall, at least five (5) business days prior to the date the applicable payment is scheduled to be made, provide the Investor with (i) written notice of the intent to deduct and withhold, which notice shall include the basis for the withholding and an estimate of the amount proposed to be deducted and withheld, and (ii) a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding.

The Company and the Investor agree that it is their intention that (i) the Preferred Stock shall be treated as stock that is not “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations issued thereunder and (ii) absent the issuance of any other preferred equity security or debt instrument of the Company that is convertible into equity of the Company (and, in each case, cash or other distributions or payments by the Company with respect thereof) after the closing of the Transactions, the Investor shall not be required to include in income as a dividend for U.S. federal income tax purposes under Section 305(c) of the Code any income or gain in respect of the Preferred Shares on account of the accrual of dividends thereon (including any deemed dividends or any increase in the Stated Value) unless and until such dividends are declared and paid in cash. The Company and the Investor agree to take no positions or actions inconsistent with such treatment, unless otherwise required by a change in applicable law after the date hereof. The Company and the Investor agree to take no positions or actions inconsistent with such treatment, unless otherwise required by a change in applicable law after the date hereof.

The Company shall use commercially reasonable efforts to cooperate with the Investor to structure any redemption of the Preferred Shares permitted hereunder to be treated as a payment in exchange for stock pursuant to Section 302 of the Code.

Governing Law:	State of Delaware.

Exhibit 99.1

X-energy, a Leading Developer of Small Modular Nuclear Reactor and Fuel Technology for Clean

Energy Generation, to Go Public via Business Combination with Ares Acquisition Corporation

•	X-energy is developing a more advanced small modular reactor (“SMR”) and proprietary fuel that can safely and efficiently deliver affordable zero-carbon energy to people around the world.

•	X-energy’s intrinsically safe SMR and fuel design greatly expands applications and markets for deployment of nuclear technology relative to other SMRs and conventional nuclear.

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X-energy’s technology significantly enhances the applicability for zero-carbon nuclear energy generation with a serviceable addressable market expected to reach approximately $500 billion by 2040 and increase to approximately $1 trillion by 2050.

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Supported by $1.2 billion of funding from the U.S. Department of Energy and a growing pipeline of potential blue-chip global customers, X-energy is a frontrunner in the deployment of advanced SMRs across North America and Europe.

•	Estimated pre-money equity value of approximately $2 billion for X-energy with existing X-energy equity holders rolling 100% of their interests into the combined company.

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Institutional and strategic investors have invested or committed $120 million in financing, which includes $75 million from Ares Management and $45 million from Ontario Power Generation and Segra Capital Management. They join existing strategic investors Dow and Curtiss-Wright Corporation.

ROCKVILLE, MD and NEW YORK – December 6, 2022 – X Energy Reactor Company, LLC (“X-energy” or the “Company”), a leading developer of small modular nuclear reactors and fuel technology for clean energy generation, and Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company, announced today that they have entered into a definitive business combination agreement.

The combination will establish X-energy as a publicly-traded, developer of a more advanced small modular reactor (“SMR”) and proprietary fuel that supports the transition to clean, affordable energy through enhanced safety, lower cost, scalability and broader industrial applications. X-energy’s entry into the public markets is expected to accelerate its growth strategy through additional investment opportunities and financial flexibility as well as differentiated sponsorship by Ares Management Corporation (NYSE: ARES) (“Ares”), a leading global alternative investment manager.

A Leading Developer of Advanced SMR and Fuel Technology

X-energy is advancing nuclear energy generation through its latest-generation high-temperature gas-cooled reactor (“HTGR”), the Xe-100, and its proprietary tri-structural isotropic (“TRISO”) encapsulated particle fuel, TRISO-X. Representing the next stage in the evolution of nuclear energy technology, the pioneering design of the Xe-100 couples its scalability, innovative modularity, enhanced safety and higher temperature capabilities with decades of HTGR research and operating experience. The Xe-100 can also uniquely address a broader range of uses and applications compared with conventional nuclear reactors. This specifically includes applications that currently rely on fossil fuels to produce steam and heat for processes like manufacturing, petroleum refining and hydrogen production.

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The Xe-100 is engineered to operate as a single 80-megawatt (“MWe”) unit and is optimized as a four-unit plant delivering 320 MWe. With load-following capabilities, the Xe-100 can support intermittent renewable (solar and wind) and other clean energy options with reliable baseload generation.

The reactors are fueled by X-energy’s TRISO-X fuel, both of which are designed to be intrinsically safe. TRISO fuel has a more than 40-year demonstrated track record through prototype and full-scale reactors and has been called “the most robust nuclear fuel on earth” by the U.S. Department of Energy. By developing the proprietary TRISO-X fuel, X-energy has further enhanced the safety of the product and can ensure steadier supply and greater quality control.

In addition to its reactors and fuel, X-energy intends to provide a full suite of value-added services, including project planning, regulatory support, assembly and construction coordination, procurement support, and long-term maintenance and operations services during the lifetime of its reactors.

Key Investment Highlights

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Advanced Modular Technology: The Xe-100’s radically simplified modular design is road-shippable and intended to drive scalability, accelerate construction timelines and create more predictable and manageable construction costs.

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Intrinsically Safe Design: TRISO-X fuel is designed to be intrinsically safe under the most adverse conditions by acting as its own waste containment vessel. In addition, X-energy expects that an Xe-100 four-reactor plant will require significantly less land area for its entire site-bounded emergency planning zone compared to typical large-scale nuclear facilities.

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Broader Applications for Decarbonization: Unlike existing nuclear reactors and many under-development competitor alternatives, X-energy’s HTGR technology can support broad industrial use applications through its high-temperature heat and steam output. In addition, it can integrate into and address the needs of both large and regional electricity systems through more efficient load ramping – down to or up from 40% power in 12 minutes.

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Significant Serviceable Addressable Market (“SAM”) for Advanced Nuclear: In the U.S., Canada and the U.K. alone, 67 gigawatts of capacity from SMRs will need to be installed by 2040 to offset the retirement of existing coal and fossil fuel facilities and meet expected growth in energy demand. This represents a potential revenue opportunity of approximately $500 billion for X-energy by 2040, which is expected to increase to approximately $1.0 trillion by 2050. The Xe-100’s versatility expands the addressable market beyond power generation to also include industrial heat and other important decarbonization applications.

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Attractive Business Model: X-energy’s CapEx-light, services-driven business model includes technology licensing, fuel sales and long-term recurring service offerings and is expected to generate consistent and recurring revenue, strong operating margins and robust free cash flow.

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Experienced and Innovative Team: X-energy is led by a forward-thinking team with an average of more than 25 years of experience in the nuclear and/or energy sectors. X-energy’s management team has deep capabilities in design, operations, government relations and public markets and is supported by more than 120 team members with advanced degrees in engineering and science.

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A Strong, Prospective Customer Pipeline and Significant Bi-Partisan Support

X-energy’s prospective customer pipeline includes approximately 30 potential unique customers across a variety of use cases and geographies covering the North America and Europe. Key examples include:

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Ontario Power Generation Inc. (“OPG”), one of North America’s largest clean power producers. Framework agreement signed in July 2022 to pursue opportunities to deploy Xe-100 advanced reactors in Ontario at industrial sites and identify further potential end users and sites throughout Canada.

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Dow. Letter of intent signed in August 2022 to build the Xe-100 and provide cost-competitive, carbon-free process heat and power to a Dow facility on the Gulf Coast. This is the first time an industrial manufacturer has announced its intention to deploy SMRs in its operations.

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Grant County Public Utility District (WA) and Energy Northwest. Memorandum of understanding signed in April 2021 to support the development and commercial demonstration of the first advanced nuclear reactor in the U.S.

Underpinning this demand is a supportive regulatory backdrop in the U.S., where there is strong bi-partisan support for nuclear power. In 2020, X-energy was selected by the U.S. Department of Energy to receive $1.2 billion in federal funding as part of the Advanced Reactor Demonstration Program. The funding is intended to provide significant financial support for the delivery of a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility. In 2022, the Inflation Reduction Act and Infrastructure Investment and Jobs Act allocated hundreds of billions of dollars to the clean energy sector, with the former providing tax credits of up to 50% of initial capital costs for advanced nuclear reactors.

Leadership Commentary

“We founded X-energy in 2009 because the world needs energy solutions that are clean, safe, secure and affordable,” said Kam Ghaffarian, Ph. D., Founder and Executive Chairman of X-energy. “Since then, it has become even more evident that nuclear energy is the only viable technology that can provide the reliable, zero-carbon power generation critical to advancing the energy transition. We are thrilled to have the support of Ares, which we believe will accelerate X-energy’s ability to deliver among the most advanced nuclear technology to benefit communities around the world.”

“We see a significant addressable market opportunity given the rapidly growing demand to accelerate the decarbonization of power and provide greater energy security,” said J. Clay Sell, Chief Executive Officer of X-energy. “We have assembled a world-class team that shares a deep passion for our work, and we believe X-energy’s technology is distinctly positioned to support the delivery of nuclear energy at scale to meet the needs of customers, consumers and businesses globally. The commitments from Ares and our commercial partners reflect their confidence in our business and our team. I appreciate their continued collaboration to help us achieve our objectives.”

“Ares and X-energy share a strong commitment to driving the transition to a lower-carbon economy through innovation in climate infrastructure,” said David Kaplan, Co-Chairman and Chief Executive Officer of AAC, Co-Founder of Ares and Co-Chairman of the Ares Private Equity Group. “As an early mover in developing proprietary nuclear technology and backed by an attractive business model and

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veteran leadership team, we believe that X-energy is well-positioned to become a leader in the global clean energy generation market. We look forward to contributing Ares’ significant investment and value creation experience, global ESG focus and deep understanding of the public markets to support X-energy’s vision to deliver a positive impact and long-term value creation.”

Transaction Overview

The business combination ascribes a pre-money equity value of approximately $2.0 billion to X-energy. Existing X-energy equity holders will roll 100% of their existing equity interests into the combined company. In addition, the combined company will receive approximately $1 billion of cash held in AAC’s trust account, assuming no redemptions by AAC shareholders. Institutional and strategic investors have also invested or committed $120 million in financing. This includes an invested private round of financing, which comprises $30 million from Ares and $45 million from OPG and Segra Capital Management, a leading nuclear energy-focused hedge fund, as well as an additional commitment of $45 million from Ares to be invested concurrent with the closing of the transaction. X-energy also received approximately $58 million of interim financing throughout 2022 from existing strategic investors, including Dow and Curtiss-Wright Corporation. Immediately following the consummation of the transaction and assuming none of AAC’s existing shareholders exercise their redemption rights, X-energy’s existing equity holders are expected to hold over 60% of the issued and outstanding shares of common stock of the combined company.

The Board of Directors of AAC and the Board of Directors of X-energy have both unanimously approved the proposed transaction. The proposed transaction has also been approved by the requisite members of X-Energy. Completion of the transaction is subject to customary closing conditions, including the approval of the AAC shareholders and the receipt of certain governmental and regulatory approvals. The transaction is expected to be completed in the second quarter of 2023.

Upon the closing of the transaction, the combined company will be named X-Energy, Inc., and its common equity securities and warrants will be listed on the New York Stock Exchange.

For a summary of the material terms of the transaction, as well as a copy of the business combination agreement and supplemental investor presentation, please see the Current Report on Form 8-K to be filed by AAC with the U.S. Securities and Exchange Commission (the “SEC”) available at www.sec.gov, on AAC’s website at www.aresacquisitioncorporation.com and on X-energy’s website at www.x-energy.com/investors. Additional information about the proposed transaction will be described in the registration statement relating to the transaction, which AAC will file with the SEC.

Advisors

Guggenheim Securities, LLC is acting as financial advisor and Latham & Watkins LLP is acting as legal advisor to X-energy.

Moelis & Company LLC is acting as financial advisor and Kirkland & Ellis LLP is acting as legal advisor to AAC.

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Ocean Tomo, a part of J.S. Held, acted as financial advisor to the Special Committee of the Board of Directors of AAC.

UBS Securities LLC and Citigroup Global Markets Inc. are serving as capital markets advisors to AAC and Ropes & Gray LLP is acting as legal advisor to the capital markets advisors.

Investor Conference Call

X-energy and AAC will host a joint investor conference call to discuss the business combination and the proposed transaction today, December 6, 2022 at 8:30 AM ET.

To listen to the conference call via telephone dial 1-877-407-9208 (U.S.) or 1-201-493-6784 (international) and enter the conference ID number 13734640. To listen to the webcast, please click here. A telephone replay will be available until Thursday December 20, 2022 at 1-844-512-2921 using the conference ID number 13734640.

For Investor Relations, including a copy of the presentation as filed with the SEC, please visit the X-energy website at www.X-energy.com/investors, or the AAC website at www.aresacquisitioncorporation.com or the SEC’s website at www.sec.gov.

About X Energy Reactor Company, LLC.

X Energy Reactor Company, LLC (“X-energy”) is a leading developer of small modular nuclear reactor and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient advanced small modular nuclear reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular and intrinsically safe SMR design greatly expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with other SMRs and conventional nuclear. For more information, visit x-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) (“AAC”) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

This press release relates to a proposed transaction between X-energy and AAC (the “Business Combination”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Business Combination, AAC will file a

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registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. Before making any voting decision, investors and security holders of AAC and X-energy are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available because they will contain important information about the Business Combination.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the business combination, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-Energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with

6

customers and suppliers and retain key employees; (7) costs related to the proposed business combination; (8) changes in the applicable laws or regulations; (9) the possibility that X-Energy or X-Energy, Inc. may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID 19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-Energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-Energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-Energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-Energy, AAC or X-Energy, Inc. with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID 19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-Energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

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Contacts

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376 or

Brittany Cash

+1-212-301-0347

media@aresmgmt.com

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Exhibit 99.2

energy
Clean • Safe • Secure • Affordable

© 2022 X-Energy Reactor Company, LLC, all rights reserved

1

Clean • Safe • Secure • Affordable Exhibit 99.2

Disclaimer This presentation (the “presentation”) is being delivered to you by X-Energy Reactor Company, LLC (“X-energy”) and Ares Acquisition Corporation (“AAC”) to assist interested parties in making their own evaluation with respect to a potential business combination of X-energy and AAC and related transactions (the “proposed business combination”). This presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in Combined Co. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of X-energy and AAC is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.   No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by X-energy, AAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability what so ever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. X-energy and AAC disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. X-energy’s, AAC’s and the post-business combination combined company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, X-energy’s and AAC’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the post-business combination combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the any proposed business combination or related transactions; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy or the post-business combination combined company’s may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad in a timely way, or at all; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (16) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (17) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or the post-business combination combined company’s with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the proposed business combination, when they become available, and the other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict in Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations. Use of Projections This presentation contains financial forecasts or projections with respect to X-energy’s projected financial results. Neither X-energy’s nor AAC’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of future performance of X-energy or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All projections and estimates included in this presentation are approximations. Financial Information; Non-GAAP Financial Measures The financial metrics disclosed in this presentation have been prepared on a cash basis. Financial information related to X-energy’s performance and results of operations are based on the information available to X-energy at this time, and are subject to change. These results should not be viewed as a substitute for X-energy’s condensed consolidated financial statements prepared in accordance with GAAP that have been audited and reviewed by X-energy’s independent auditors. Accordingly, you should not place undue reliance on these results and key operating metrics. Valuations are as of the dates provided herein and do not take into account subsequent events, including the ongoing impact of COVID-19, the conflicts in Russia and Ukraine, and rising inflation and interest rates, which can be expected to have an adverse effect on certain entities identified or contemplated herein. Additional Information and Where to Find It This presentation is being made in respect of the proposed business combination . AAC intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement and a prospectus of AAC, and each party will file other documents with the SEC regarding the proposed business combination. A definitive proxy statement/prospectus will also be sent to AAC’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of AAC and potential investors in the post-business combination combined company’s are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by AAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at www.aresacquisitioncorporation.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling 212 750 7300.  Participants in Solicitation AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed business combination. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.  Industry and Market Data In this presentation, X-energy and AAC rely on and refer to certain information and statistics regarding the markets and industries in which X-energy competes. Such information and statistics are based on X-energy’s management’s estimates and/or obtained from third party sources, including reports by market research firms and company filings. While X-energy and AAC believe such third party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. X-energy and AAC have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and X-energy’s and AAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but X-energy, AAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Ares is a Compelling SPAC Partner for X-energy Leading Partnership with Ares Acquisition Corporation Ares’ Sponsorship and Deep Infrastructure Investing Experience(1) Note: As of September 30, 2022. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares Investment experience shown includes invested capital from relevant investments made by Ares Infrastructure Opportunities (AIO) and Ares Direct Lending, including Ares Capital Corporation, that are consistent with AIO’s investment mandate The performance, awards/ratings noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance; All investments involve risk, including loss of principal; Please see endnotes for additional information >10 IPOs Ares has successfully brought over 10 IPOs to market ~3,000 Portfolio Companies Deep executive network and collaboration across portfolio companies ~1,800 Institutional Relationships Significant relationships to assist value creation plan ~$14bn Related capital costs for greenfield generation and transmission projects >$10bn Invested across 250 infrastructure opportunities >$3bn Invested or committed across 50 climate infrastructure opportunities since 2015 Notable Accolades(2) Private Equity Sponsor of the Year 2020 Renewables Investor of the Year (North America) Ares Acquisition Corporation (“AAC”) is a special purpose acquisition company with $1bn of cash-in-trust Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative asset manager with ~$341bn of AUM, ~2,500 employees and 885+ investment professionals Given Ares’ robust sourcing and underwriting capabilities, AAC has been highly selective in pursuing a business combination Ares aims to be a leader in climate initiatives by incorporating sustainability further into select investments and business practices Established track record in climate infrastructure with over $3bn invested or committed since 2015 in companies that, among other things, are working to accelerate the transition to a lower carbon economy Ares offers meaningful value creation capabilities for its investments through an experienced public IR team, demonstrated track record of accessing the public markets and dedicated environmental, social and governance (“ESG”) team

Existing Shareholder and Strategic Support 100% rollover from existing investors and funding from key strategic partners, including Dow Inc. (“Dow”) and Ontario Power Generation Inc. (“OPG”) X-energy & Ares – A Differentiated Partnership Compelling Tailwinds in Clean Energy Advanced nuclear is a key component of the clean energy transition and energy security investment themes given its ability to decarbonize power and industrial end markets and provide reliable and continuous operations Ares Sponsorship $75 million of total Ares commitments and $1 billion of cash-in-trust Strong Government Support $1.2 billion of funding from the Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program ("ARDP”) –one of two demonstration awards out of many applicants Advanced Nuclear Technology Leader X-energy’s design drives enhanced safety, lower cost, faster construction timelines, and modular scalability vs. conventional nuclear; broader use cases vs. other SMR competitors, including as a replacement for carbon-intensive power and industrial applications Significant Market Opportunity with Early Mover Advantages Need for clean, reliable secure energy drives significant addressable market opportunity. Strong customer pipeline of 30+ potential active engagements with multiple revenue streams

Introduction & Company Overview

Source: EIA – International Energy Outlook (October 2021) Source: IEA – New IEA World Energy Outlook (October 2022) © 2022 X-Energy Reactor Company, LLC, all rights reserved Two Challenges in Opposition Global Energy Demand Up 50% by 2050(1) Need to drastically Reduce Carbon Emissions Nuclear is the only energy source for reliability and decarbonization “Always-on” baseload energy Generates zero carbon emissions Can be flexibly located near load centers “Nuclear power plays a significant role in a secure global pathway to net zero” Fossil fuels currently supply ~80% of global energy(2) (3) Source: IEA – Nuclear Power and Secure Energy Transitions Report (June 2022)

I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder “ Steam Turbines Digital rendering of a Xe-100 4-pack (320MWe) Expected EPZ Nuclear Islands Energy for the Future

X-energy at a Glance Founded in 2009 13 years of investment and development Rockville, MD Headquarters Rooted in the nuclear community with proximity to the DOE and Nuclear Regulatory Commission (“NRC”) ~400 Employees Leading Gen IV nuclear development and licensing team(1) ~$580mm Investment Capital invested to date with $120 million of committed capital(3) $1.2bn Federal Funding Selected for DOE's Advanced Reactor Demonstration Program(2) As of December 2022 Awarded in December 2020 As of December 2022, includes $210mm of government funding, $75mm committed capital of Series C-2 financing, including a $30mm commitment from Ares Management and $45mm PIPE commitment from Ares Management Our High Performing Reactor: Xe-100 Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have advantages in sustainability, economics, reliability, safety, and versatility in application Our Clean and Safe Fuel: TRISO-X Our reactors will use tri-structural isotropic (TRISO) particle fuel, developed and improved over 60 years Other Strategic R&D Initiatives We’re developing advanced concepts for nuclear power and propulsion for potential military, critical infrastructure and space applications 50+ Years of R&D Built upon years of R&D in high temperature gas reactors Each reactor will be engineered to operate as a single 80 MWe unit and is optimized as a four-unit plant delivering 320 MWe TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels We manufacture our own proprietary version (TRISO-X) to ensure supply and quality control X-energy’s Advanced Nuclear Technology

Our Traction, Accomplishments & Risk Reduction to Date 2009 - 2014 2015 - 2018 2019 - 2021 2022 Initial Concept Technical Development Focus Preparation for Commercialization Customer Wins & Commercialization Acceleration Founded by Kam Ghaffarian X-energy hired fuel team and begins development of TRISO-X Clay Sell appointed CEO Signed framework agreement to deploy Xe-100 for industrial applications Reactor engineering team in place, led by Dr. Eben Mulder & Dr. Martin Van Staden Initiated commercialization track and regulatory engagement with Canadian Nuclear Safety Commission Signed LOI to collaborate on intent to provide process heat and power at a Dow U.S. Gulf Coast facility by ~2030 Began regulatory engagement with the NRC. Produced first pebble in pilot fuel facility George Vanderheyden joined as head of Commercial Division and Chief Nuclear Officer and builds project delivery team Inflation Reduction Act passed, providing significant tax incentives for the deployment of advance nuclear reactors Established pebble fuel manufacturing capability Selected for DOE’s Advanced Reactor Development Program (one of two demonstration awards out of many applicants) Groundbreaking of TRISO-X advanced nuclear fuel facility Completed market study, design choices, and finalizes design parameters for Xe-100 Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

Leadership Team: Deep Nuclear Roots, Technical & Business Pedigrees Key Leadership Team J. Clay Sell Chief Executive Officer Dr. Kam Ghaffarian Executive Chairman & Founder 25+ years of energy experience in private and public sectors; former Deputy Secretary of the U.S. DOE 35+ years as a successful entrepreneur across energy, space, contracting, and technology Harlan Bowers President 25+ years managing successful delivery of spacecraft programs Dr. Eben Mulder Senior Vice President, Chief Scientist 30+ years of experience in pebble-bed design and architecture; former Chief Scientific Officer of South Africa’s Pebble Bed Modular Reactor (PBMR) Program Mark Mize Senior Vice President & Chief Financial Officer 25+ years of energy experience; former CFO and Treasurer at multiple public and private companies, including Petrohawk Energy ~400 Employees Incl. 34 PhDs and 96 Masters in Engineering / Science(1) Steve Miller Senior Vice President & General Counsel As of December 2022 George Vanderheyden Senior VP & Chief Nuclear Officer 15+ years of executive experience in Nuclear; former CEO of UniStar Nuclear Energy and CNO of Emirates Nuclear Energy Corporation Dr. Pete Pappano President, TRISO-X 18+ years of experience in graphite and fuel fabrication, including the U.S. DOE and Oak Ridge National Laboratory Katherine Moshonas Cole President, X-energy Canada 30+ years in the nuclear industry with Canadian and international experience Dr. Martin van Staden Vice President, Reactor Development 25+ years of experience in power generation, including South Africa’s PBMR program Carol Lane Vice President, Government Affairs 25+ years in policy, legislative, and business development activities with the executive branch and Congress 20+ years of energy experience; former Senior VP and General Counsel of Constellation Energy Group’s Power Generation business Average 25+ Years of Nuclear / Energy Experience with Specialty in Design, Operations, Government Relations and Public Markets

Key Investment Highlights Powerful Tailwinds in Clean Energy Significant total addressable market (“TAM”) for advanced nuclear – a carbon-free, always-on generation source capable of addressing the global need for clean energy Safe, Advanced Nuclear Design Simplified and designed to be meltdown proof, the Xe-100 drives enhanced safety, lower cost, faster construction timelines and modular scalability with broader use cases vs. other SMR / conventional nuclear competitors, including in carbon-intensive power and industrial applications Government Support Nuclear energy is garnering significant bipartisan support from U.S. government initiatives, including the Company’s $1.2bn ARDP funding and substantial tax incentives in the Inflation Reduction Act (“IRA”) Growing Customer Pipeline External validation from blue-chip customers supporting a pipeline of 30+ opportunities, including potential projects for Dow and OPG, both of whom have provided funding to X-energy Attractive Business Model Capex-light, services-driven business model, including technology licensing, fuel sales and long-term recurring offerings, is designed to drive attractive free cash flow generation Innovative Management Team Forward-thinking team with an average 25+ years of experience in the nuclear / energy sectors. Management has deep capabilities in design, operations, government relations and public markets and is supported by 34 PhDs and 96 Masters in Engineering / Science(1) As of December 2022

X-energy is Building Advanced Nuclear Technology

X-energy Is Advancing Nuclear Energy Modular design and off-the-shelf components designed to drive scalability, accelerated timelines and ability to manage construction cost – revolutionizing the construction of nuclear reactors Radically simpler design with 1/6th the safety systems of a traditional reactor. Reduction of components enables predictability on costs. Modular components designed to be road-shipped and assembled on site Load-following capability can support intermittent solar and wind power generation. The Xe-100 is designed to ramp up or ramp down between 40% and full power in 12 minutes Carbon-free, always-on generation source capable of addressing the global need for clean energy TRISO-X fuel is designed not to melt. X-energy plants are designed to be meltdown proof and are built to require no operator actions under adverse conditions X-energy plants are designed to deliver heat at high temperatures (565°C), providing a clean solution for various use cases, including critical industrial applications Clean Safe Versatile Load-Following Simple Affordable

	Fossil Fuels	Renewables (Solar & Wind)	Traditional Large-Scale Nuclear	SMRs[1] Gen III+	SMRs[1] X-energy / Gen IV
Carbon-Free Power	✗	✓	✓	✓	✓
Reliable Baseload Power	✓	✗	✓	✓	✓
Efficient Load Following	✓	✗	✗	✗	✓
Industrial Heat Use Case	✓	✗	✗	✗	✓
Emergency Planning Zone Within Site Boundary	--	--	✗	✓	✓[3]
Fuel Safety	✗	✓	✗	✗	✓
Land Efficiency	✗/✓	✗	✓	✓	✓

energy
© 2022 X-Energy Reactor Company, LLC, all rights reserved
14

Xe-100 output steam expected to achieve temperatures well beyond Gen III+ SMRs X-energy & Gen IV SMRs are Key to the Energy Transition Fossil Fuels Renewables (Solar & Wind) Traditional Large-Scale Nuclear SMRs Gen III+ / Gen IV Carbon-Free Power û ü ü ü ü Reliable Baseload Power ü û ü ü ü Efficient Load Following ü û û û ü Industrial Heat Use Case ü û û û ü Emergency Planning Zone Within Site Boundary -- -- û ü ü Fuel Safety û ü û û ü Land Efficiency û/ü û ü ü ü X-energy’s solution will outperform other energy sources on key criteria essential to decarbonization Source: U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Gen IV International Forum, Nuclear Innovation Alliance, Company websites Advanced Small Modular Reactors (“SMRs”) The Xe-100 is designed to ramp up or ramp down faster than the existing technologies EPZ is expected to match site boundary and is subject to approval by the NRC (1) FN Xe-100 is designed to ramp down to and up from 40% power in 12 minutes(2) TRISO-X Fuel to be utilized in the Xe-100 is designed to be meltdown proof (3) FN

Xe-100 – A Pioneering Gen IV Nuclear Reactor Steam Generator TRISO-X Fuel 80 MWe modular design & manufactured components designed to drive scalability, accelerated timeline and cost control Nuclear Island Power Generation Process Heat Steam at 565°C Conventional Island Spent fuel preserved in caskets Reactor Core Xe-100 Schematic Modular & Standardized è Each reactor module is connected to its own steam turbine generator or process heat offtake, so modules can be constructed / operated independently, and even added as demand grows Onsite work is reduced, and a significant portion of quality control is shifted to centralized fabrication & integration facilities Manufacturable, Road-Shippable Components è Simpler, standardized design allows for mass production of road-shippable components In contrast, the complex design of traditional nuclear construction has required on-site construction Intrinsically Safe è Xe-100 is designed to avoid the need for additional safety systems Intrinsically safe design means 1/6th the safety systems of a traditional reactor and fewer materials (e.g., ~95% less concrete than legacy nuclear plants) Simple control system with only 4 variables expected to allow for more automated operations & fewer personnel

$1.1-1.2bn(3) $3.3-10.6bn(4) Xe-100 ~$3,600/kW Reflects NOAK 320 MWe “4-Pack” Xe-100 is Attractive Compared to Conventional Nuclear Xe-100 Conventional Nuclear(1) Power 320 MWe 4-Pack powers ~240k homes ~1,150 MWe powers ~900k homes Applications Baseload Power Load-Following Industrial-Grade Steam Baseload power Refueling Fully-Automated Fuel Handling Online Refueling Requires shutdown for refueling every 18 – 24 months Acreage 26 acres 500 acres Construction Timeline 3-4 Years 8-10+ Years # of Site Employees ~96 for Xe-100 four-pack (320 MWe) ~212 for three Xe-100 four-packs (960 MWe) 400 Fuel High-assay low-enriched uranium (~15.5% enriched) Low-enriched uranium (<5% enriched) Containment Containment is primarily provided by TRISO-X fuel Large steel and concrete containment structure The Xe-100’s lower capital costs, simplified operations and improved safety profile are a significant improvement over conventional nuclear Lower Capital Cost Makes Xe-100 More Accessible to Customers Site-Bounded Emergency Planning Zone (“EPZ”)(2) X-energy expected EPZ (~26 acres) Typical Large Scale Nuclear EPZ (10-mile radius) Conventional Nuclear ~$2,900-9,200/kW Reflects 1,150 MWe AP1000 Light Water Reactor Represents Westinghouse AP1000, the most recently constructed conventional nuclear plant in the U.S. Represents illustrative location, not an actual Xe-100 location Reflects management estimate for overnight costs of NOAK 320MWe “4-pack” of 80MWe units based on preliminary discussions with suppliers and current labor conditions Source: MIT – Overnight Capital Cost of the Next AP1000 (March 2022); Reflects range of the expected cost of the 10th unit AP1000 constructed to the expected full cost of Plant Vogtle units 3 & 4 (the first Westinghouse AP1000 reactor units to be built in the U.S.)

Step 1 Step 2 Step 3 Step 4 è è è ~15.5% Enriched Uranium Kernel Feedstock sourced from third parties TRISO Fuel Particle (~1mm Diameter) Uranium kernel encased in carbon and ceramic layers TRISO-X Fuel Pebble (60mm Diameter) ~18,000 TRISO particles per pebble set in graphite matrix Pebble Bed >200,000 pebbles form the core of each Xe-100 reactor TRISO-X Fuel – Intrinsic Safety The Department of Energy describes TRISO fuel as “the most robust nuclear fuel on Earth”(1) It retains waste and fission products within the fuel during all foreseeable adverse conditions, even worst-case accidents, and it is designed not to melt Fuel Process X-energy manufactures its own proprietary TRISO encapsulated fuel (“TRISO-X”) to ensure supply & quality control. TRISO Fuel has a 60+ year demonstrated track record through prototype and full-scale reactors HALEU-based fuel like TRISO-X increases burnup and efficiency, which decreases costs Because TRISO-X Fuel IS a containment vessel and is designed not to melt, the Xe-100 does not require large, expensive concrete & steel containment structures The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. This prevents the reactor from melting under foreseeable adverse conditions and requires no operator actions under such adverse conditions Physics, not mechanical systems, ensures safety Source: Office of Nuclear Energy – TRISO Particles: The Most Robust Nuclear Fuel on Earth (July 2019)

Digital rendering of a TRISO Fuel Facility

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Digital rendering of a TRISO Fuel Facility North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility

Fuel Facility Construction Progress Proven Fuel Demonstration Facility Construction of Fuel Facility X-energy’s TRISO-X Pilot Facility has been operational since 2017 North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility Groundbreaking for X-energy’s TRISO-X facility in Oak Ridge, TN in October 2022 X-energy TRISO-X Fuel Fabrication Pilot Facility at Oak Ridge National Laboratory Features commercial scale singular process line for X-energy TRISO-X patented fuel manufacturing process X-energy’s pilot facility employs the same techniques and technologies as those that will be used in the fuel facility being constructed in Tennessee NRC is familiar with process and has visited site to observe pilot manufacturing Presently producing kilogram batch quantities for commercial contracts, validating TRISO-X product and increasing demand Submitted Category II Fuel Fabrication Facility safety related application to NRC in April 2022 and the environmental report in September 2022. In November 2022, the NRC docketed and accepted the application for review DOE supported to sign and submit NRC application for fuel facility Final Fuel Facility Equipment Design Layout anticipated to be complete by Q4 2022 The Fuel Fabrication Facility is designed to handle up to 16 metric tons of uranium per year once fully built-out Installment of production capacity to be staged according to demand and optimal capital allocation

Versatility Creates Opportunity for New Nuclear Applications

Conventional Power Generation

High-Temperature Steam for Industrial Use

Replace & Re-Use Legacy Coal Sites

Canadian Oil Sands Decarbonization

Clean Hydrogen Production

Critical 24/7 Data Center Power

24/7 Power for Remote Sites
Xe-1 Mobile

Load Following to Complement Renewable Use

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High-Temperature Steam for Industrial Use Canadian Oil Sands Decarbonization Critical 24/7 Data Center Power Load Following to Complement Renewable Use Versatility Creates Opportunity for New Nuclear Applications Conventional Power Generation Replace & Re-Use Legacy Coal Sites Clean Hydrogen Production 24/7 Power for Remote Sites Xe-1 Mobile X-energy is targeting end-markets beyond just conventional power generation to satisfy diverse decarbonization needs

Versatility Creates Opportunity for New Nuclear Applications (Cont’d) Enables Clean Hydrogen Production Repurposes Coal Facilities Supports Industrial Applications X-energy can provide clean electricity to power Hydrogen Hubs Hydrogen has the potential to become one of the principal fuels in a low-carbon economy, but it is highly energy intensive to produce Compared to the intermittent sources of wind and solar energy, the Xe-100 can provide a reliable source of energy to power the production of pink hydrogen DOE identified ~315 operating and retired coal plant sites (~260 GWe) in 2022 as candidates for a coal-to-nuclear transition Nuclear overnight costs could decrease by ~15-35% vs. greenfield construction projects through reuse of coal facility infrastructure Potential to increase regional economic activity by up to $275 million and add hundreds of permanent jobs to the region while decreasing greenhouse gas emissions by 80%+ X-energy can provide cost-competitive, carbon-free process heat and power to industrial facilities Transportation and industry comprise >50% of US emissions, 2x that of the electricity grid Xe-100 could enable bespoke solutions for the world’s most challenging decarbonization efforts Source: Office of Nuclear Energy – “DOE Report Finds Hundreds of Retiring Coal Plant Sites could Convert to Nuclear” (September 2022); DOE – “Investigating Benefits and Challenges of Converting Retiring Coal Plants into Nuclear Plants” (September 2022); EPA – “Sources of Greenhouse Gas Emissions” (August 2022)

Steam Output Temperature
100 °C
200 °C
300 °C
400 °C
500 °C
600 °C
700 °C
800 °C
900 °C
1,000 °C
HTSE and Thermo-Chemical
Hydrogen Production
Coal Gasification
800-1,000°C
Hydrogen Steam Reforming
Biomass Hydrothermal Gasification
500-900°C
Cogeneration of Electricity / Steam
350-800°C
Oil Shale & Oil Sand Processing
300-600°C
Petroleum Refining
250-550°C
Ethanol Concentration
Seawater Desalination
District Heating
80-200°C
Gen III+ SMRs
energy

– BREAKTHROUGH INSTITUTE

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Source: Steam output temperatures based on respective SMR technology and selected public company disclosure Steam Output Temperature 100 °C 200 °C 300 °C 400 °C 500 °C 600 °C 700 °C 800 °C 900 °C 1,000 °C HTSE and Thermo-Chemical Hydrogen Production Coal Gasification Hydrogen Steam Reforming Biomass Hydrothermal Gasification Cogeneration of Electricity / Steam Oil Shale & Oil Sand Processing Petroleum Refining Ethanol Concentration Seawater Desalination District Heating Gen III+ SMRs “[High Temperature Gas-Cooled Reactors] have the most market potential for supplying industrial heat applications” – X-energy’s Thermal Output is Well Positioned to Satisfy Most Industrial Applications 80-200°C 250-550°C 300-600°C 350-800°C 500-900°C 800-1,000°C

ARDP to Fund: Competitive Position Reinforced by $1.2 Billion ARDP Grant X-energy’s selection for the DOE’s Advanced Reactor Demonstration Program represents a critical advantage over other competitors Design of the Xe-100 1 Construction of the first fuel facility 2 Commercialization of the first reactor 3 What ARDP Selection Means to X-energy Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting In negotiation with Grant County PUD, but exact utility under Energy Northwest agreement is still being determined In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which included $2.5bn of appropriated funding for ARDP Energy Northwest Project Overview In December 2020, X-energy, in collaboration with Energy Northwest, was selected to receive $1.2bn in funding to deliver a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility Recognition from the DOE as an advanced reactor technology of choice (one of two demonstration awards out of many applicants) Funds all remaining design, licensing, commercialization and construction of the first-of-a-kind reactor as a 50% DOE cost share(2) Secures first customer deployment Strengthens DOE’s support of the advancement of TRISO fuel Energy Northwest, Grant County Public Utility District (“GCPUD”) and X-energy have signed a memorandum of understanding establishing a mutual partnership to build 4 Xe-100 reactors totaling 320 MWe, which the parties expect to be commercially operational in 2029(1) Driven by Washington’s Clean Energy Transformation Act, which commits the state to an electricity supply free of greenhouse gas emissions by 2045, Energy Northwest and GCPUD are seeking new sources of reliable, affordable and emissions-free electricity GCPUD is an investment-grade entity and a member utility of Energy Northwest, a public power joint operating agency in Washington state GCPUD also benefits from the 50% cost share provided by the U.S. Department of Energy(1) In May 2020, the DOE announced the ARDP to accelerate the development of advanced nuclear reactors through cost-share partnerships, believing that advanced nuclear energy systems hold enormous potential to lower emissions, create new jobs and build a stronger economy

Meaningful Customer Support Dow is one of the world’s largest diversified chemical manufacturing companies On August 9, 2022, Dow signed an LOI to build the Xe-100 to provide cost-competitive, carbon free process heat and power to a Dow facility in the Gulf Coast by approximately 2030 Dow is the first industrial manufacturer to announce intention to deploy SMR technology options The announcement marks an additional step in Dow’s efforts to deliver 30% reduction in scope 1 and 2 carbon emissions since 2005 by 2030, on its path to achieving carbon neutrality by 2050 Industry leaders in both power generation and industrial applications recognize the Xe-100’s ability to facilitate decarbonization OPG is the third largest utility in Canada and one of the largest, most diverse power producers in North America On July 12, 2022, OPG and X-energy signed a framework agreement to deploy Xe-100 reactors for industrial applications in Canada OPG is the first utility to announce intention to promote application of SMR’s to industrial heat applications The Xe-100 can directly support heavy industry including oil sands operations, mining applications, and other industrial processes In addition to the agreements above, both OPG & Dow have invested in X-energy

Growing Customer Pipeline Confidential European Utility Confidential U.S. Utility Looking to replace legacy (Generation II) nuclear assets Focused on meeting site demand needs and modular scalability over time Tier I – Advanced Partnerships In active negotiations with five parties, each with unique use cases X-energy’s current pipeline represents 30+ estimated opportunities across a variety of use cases and geographies Signed MOU to support the development and commercial demonstration of the country’s first advanced nuclear reactor Signed framework agreement to deploy Xe-100s at industrial sites in Ontario and throughout Canada Classification Stage Potential Customers Proposed Use Cases Customer Geography Tier I Advanced Partnerships In negotiations with five parties, each with unique use cases 5 Parties Electricity Industrial Heat Coal Replacement Hydrogen Mining Data Center Tier II Actively Engaged In discussions on potential project specifications 7 Parties Electricity Industrial Heat Coal Replacement Hydrogen Mining Data Center U.S. Canada U.K. Europe Tier III Early Discussions Pursuing customer with multiple conversations to assess the Xe-100 as a decarbonization solution 22 Parties 30+ Parties Signed LOI to build the Xe-100 for process heat and power at one of Dow’s Gulf Coast facilities

Market Overview

Global Macro Themes Drive Support for Nuclear

Nuclear Can Support Decarbonization Beyond Electric Power[1]

Commercial & Residential 13%
Agriculture 11%
Transportation 27%
Industry 24%
Electric Power 25%
Total U.S. Greenhouse Gas Emissions by Economic Sector (2020)1

Clean Nuclear Baseload Power Complements Intermittent Renewables

U.S. Renewables Projected Capacity Growth (GW)[2]

1,500
1,000
500
-
2022
2029
2036
2043
2050

U.S. Capacity Factors by Energy Source[3]

93%
35%
25%
Nuclear
Wind
Solar

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Global Macro Themes Drive Support for Nuclear Nuclear Can Support Decarbonization Beyond Electric Power(1) Clean Nuclear Baseload Power Complements Intermittent Renewables U.S. Renewables Projected Capacity Growth (GW)(2) U.S. Capacity Factors by Energy Source(3) Total U.S. Greenhouse Gas Emissions by Economic Sector (2020)1 Nuclear reactors provide broad opportunities to significantly contribute to the decarbonization of the economy Nuclear can fill the void and support high grid reliability as more renewables are added to the grid to replace fossil fuel retirements Nuclear Wind Solar Capacity factor is the measure of actual energy produced versus the maximum that could be produced at full output for the same period EPA – Sources of Greenhouse Gas Emissions (August 2022) BNEF – U.S. Projected Capacity Growth as of November 1st, 2022 U.S. Energy Information Administration – Capacity Factors for Utility Scale Generators Primarily Using Non-Fossil Fuels

Clean Energy Transition Drives Market Opportunity Source: PA Consulting; EIA Note: GW values are in derated terms and will be higher in nameplate terms; Canada is extrapolated from Ontario and Alberta results Global electricity usage does not include demand from China, Iran, North Korea, Russia, Syria and Venezuela X-energy is well positioned to address the potential ~$1 trillion market for SMRs in the United States, Canada and UK alone 676 GW by 2050 134 GW by 2050 471 GW by 2040 Global TAM Global electricity demand expected to increase 50% by 2050 U.S. / Canada / UK TAM (~30% of Global)(1) Capacity Additions U.S. / Canada / UK SAM Capacity Additions 67 GW by 2040 Serviceable Addressable Market (“SAM”): Share potentially served by SMRs, which identifies GWs that are best served by SMR due to differentiated attributes such as energy, capacity and steam SMRs are anticipated to capture 20% of the TAM in 2050 SMRs are well positioned to gain market share at higher electrification levels as it becomes increasingly difficult to site reliable clean alternatives 134 GW by 2050 implies 400+ 320 MWe Xe-100 4-pack reactors Total Addressable Market (“TAM”): Cumulative potential use cases for SMRs and all energy alternatives, including power generation, industrial applications and behind-the-meter (“BTM”) generation TAM is driven by retirement of existing U.S. capacity (e.g., coal) and expected growth in energy demand Global Electricity Demand: Initial X-energy target markets – the U.S., UK and Canada – comprise about a third of global electricity usage(1), so rest of world represents additional upside to market size ~$1 Trillion Total Revenue Potential in U.S. / Canada / UK by 2050

Need for New Capacity Creates Significant Revenue Opportunity

Illustrative Estimate of X-energy's Market Opportunity

	2040E	2050E
U.S. / Canada / UK SAM	67 GW = 67,000 MW	134 GW = 134,000 MW
÷		
Xe-100 4-Pack of 80 MWe Reactors	320MWe	
×		
Illustrative Lifetime Revenue of Xe-100 4-Pack(1)	~$2.0 – ~2.5bn	
=		
SAM Revenue Opportunity(2)	~$500bn by 2040	~$1 Trillion by 2050

SMR SAM in Context of Energy Transition

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2050E Source: PA Consulting Note: GW values are in derated terms and will be higher in nameplate terms; Canada is extrapolated from Ontario and Alberta results Illustrative 4-pack of Xe-100s (320MWe) economics assume NOAK status achieved and 60-year life of plant; see pg.37 for detailed illustrative unit economics Based upon midpoint of the illustrative lifetime revenue of Xe-100 4-pack; see page 38 for illustrative revenue estimates Based upon BNEF’s estimates of cumulative investment into U.S. electric vehicle charging infrastructure by 2040 Based upon BNEF's estimates of cumulative U.S. electric vehicle sales by 2040; battery opportunity assumes 70 kWh pack sizes and $85 / kWh 320MWe Need for New Capacity Creates Significant Revenue Opportunity SMR SAM in Context of Energy Transition Illustrative Estimate of X-energy’s Market Opportunity EV Battery(4) (U.S.) ~$850bn EV Charging Infrastructure(3) (U.S.) ~$200bn 134 GW = 134,000 MW U.S. / Canada / UK SAM Xe-100 4-Pack of 80 MWe Reactors Illustrative Lifetime Revenue of Xe-100 4-Pack(1) ~$2.0 – ~2.5bn SAM Revenue Opportunity(2) ~$1 Trillion by 2050 SMR SAM (U.S. / Canada / UK) ~$1 Trillion Energy transition provides significant SAM opportunity, driven by the enhanced safety, energy security and reliability of SMRs 2040E 67 GW = 67,000 MW ~$500bn by 2040

Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power United States International Nuclear is the only form of reliable, low carbon electricity generation which has been proven at scale and returns more than a hundred times as much power as a solar site of the same size. We can only secure a big enough baseload of reliable power for our island by drawing on nuclear British Energy Security Strategy, March 2022 Nuclear energy is a very clean, very reliable way to generate energy safely - as we do every single day in this country in multiple sites. Nuclear is the only form of reliable, low carbon electricity generation which has been proven at scale and returns more than a hundred times as much power as a solar site of the same size. We can only secure a big enough baseload of reliable power for our island by drawing on nuclear. British Energy Security Strategy (2022) Nuclear has to be part of the array of clean energy technologies, zero-carbon emitting baseload power. UK Base Electricity Futures(1) (GBP per megawatt hour) I have long supported the commercialization of advanced nuclear technologies as a zero-emission source of baseload energy. It can’t be done with wind and solar alone. We have to be a country that steps up and says it has to be…new advanced nuclear energy. Senator Marco Rubio (R-FL) (2022) Jennifer Granholm, U.S. DOE Secretary (2022) Senator Joe Manchin (D-WV) (2021) Senator Cory Booker (D-NJ) (2019) FactSet as of December 2, 2022 Nuclear Energy – as a non-emitting source of energy – is critical to the achievement of Canada's and the world’s climate goals. Jonathan Wilkinson, Natural Resources Minister (CNA) (2022) We cannot allow our country to be dependent on Russian oil & gas. An important part of the British Energy Security Strategy is clean, safe, and reliable nuclear energy Former UK PM Boris Johnson (2022) UK Base Electricity Futures(1) (GBP per megawatt hour) Billions allocated to nuclear in every recent significant energy-related legislation (e.g., Inflation Reduction Act, Infrastructure Act) with strong bipartisan support under both Republican and Democratic Presidential Administrations

Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry Includes Research Funding (i.e., average annual research funding for advanced nuclear since 2009 according to DOE) of $66mm, Project Pele of $40mm, HALEU Demonstration program of $170mm and ARDP of $3.2bn Inflation Reduction Act includes $700mm to support HALEU and also provides our customers the option of electing either the Investment Tax Credit or the Production Tax Credit (see next page for additional detail) Source: Solar Energy Industries Association – Solar Investment Tax Credit (August 2022) ($ in millions) Previously Announced Programs(1) Inflation Reduction Act Inflation Reduction Act’s Investment Tax Credit and Production Tax Credit represent a meaningful increase in government support for advanced nuclear. Investment tax credits can equal up to 50% of initial capital cost $700mm has been slated in appropriations to support the availability of HALEU nuclear fuel for research, development and demonstration The IRA has increased the DOE’s loan guarantee program to $250bn, which could be applicable to certain advanced nuclear projects U.S. Government Funding for Advanced Nuclear Investment tax credits of up to 50% of initial capital costs or inflation-adjusted production tax credits for advanced nuclear(2) New U.S. government support will meaningfully accelerate the deployment of advanced nuclear reactors Case Study: Solar Industry Demonstrates Tax Credit Impact Since the solar Investment Tax Credit was enacted in 2006, the U.S. solar industry has grown by more than 200x(3)

Per Customer Benefit Potential Value Creation How it Works Tax credit of 1.5¢/kWh adjusted annually for inflation (2.6¢/kWh in 2022) of electricity produced and sold for 10 years of electricity production + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site) + 10% boost if reactor constructed with domestic iron and steel (or an exception applies) and minimum percentage of domestic manufactured products = 3.12 ¢/kWh total credit Tax credit of 30% of the initial capital cost in a facility + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site) + 10% boost if reactor constructed with domestic iron and steel (or an exception applies) and a minimum of 40% domestic manufactured product = up to 50% tax credit on upfront capital costs IRA Provides Significant Support for SMR Deployment Clean Electricity Production Tax Credit(1) (§ 45Y) Clean Electricity Investment Tax Credit(2) (§ 48E) 320MWe plant (4-pack of 80MWe) 95% utilization 8,760,000 (converting MWe to kWh)(3) 3.12 ¢/kWh tax credit(4) $~1,100mm Overnight construction costs to customer per 4-pack reactor plant(5) 20% Anticipated Investment Tax Credit Cost Step Up(6) 50% Investment Tax Credit Customers will have the option to select the Production Tax Credit or the Investment Tax Credit depending on which is most advantageous Note: See end note for key assumptions Up to $830mm in tax credits per 4-pack reactor fundamentally enhances SMR economics for customers Up to ~$83 million potential tax credits to customer per 4-pack reactor per year for 10 years, adjusting each year for inflation Up to ~$660 million potential tax credits to customer per 4-pack reactor total, claimed in the year when the plant is placed in service

Inflation Reduction Act Investment / Production Tax Credits $700mm HALEU Support Support for Nuclear Continues to Gain Momentum Nebraska – State bill passed to provide tax incentives for SMRs (2021) Wyoming – Governor Gordon signed legislation to allow retired coal and gas facilities to be replaced with SMRs (2020) and to provide tax incentives for SMR projects (2022) Advanced Reactor Demonstration Program Additional $2.5 billion from the Bipartisan Infrastructure Law Virginia – Governor Youngkin proposes SMR in State Energy Plan and to make Virginia a nuclear hub (2022) West Virginia – Governor Justice signs bill eliminating the state’s ban on development of nuclear energy sources (2022) Majority of states either already have nuclear facilities or are supportive of adopting SMR development Source: PA Consulting (October 2022) Policies in place or under consideration to support advanced nuclear States with utilities that already operate nuclear facilities Indiana – Passed state law directing state PUC to adopt rules for building SMRs and offering financial incentives (2022) Montana – Passed legislation to ease state authorization to build new nuclear reactors (2022) Washington – Enacted Clean Energy Transformation Act requiring phase-out of fossil fuels (2019)

Submitted 7 topical reports and 7 white papers to the NRC to date Q2 2022: X-energy submitted first ever Category II Fuel Fabrication facility license application to the NRC We are a frontrunner in the deployment of advanced reactors Industry leading licensing team of 15 professionals in continuous engagement with the NRC, facilitated by our close proximity to the NRC in Rockville, MD Topical reports address aspects of the Xe-100 that may be new or different for the agency. Submitting reports early in the process is meant to increase the overall efficiency of the licensing process Once the NRC has approved a topical report, it can be relied upon in a plant-specific licensing action (subject to applicability) The Company is pursuing a well-established, risk-informed licensing process in the U.S., pursuant to regulations at 10 C.F.R. Part 50, that has been used by more than 100 reactors (including nearly all currently licensed reactors), and the design review process in Canada, each to enable an efficient and timely evaluation of the design This approach enables X-energy to seek approval efficiently for its advanced reactor design in the U.S. within the existing regulatory framework The NRC has familiarity with high temperature gas cooled reactors from the Next Generation Nuclear Plant project and ongoing advanced reactor activities Key NRC Milestones Progress on Regulatory Process Example Topical Reports

Financial Summary

Capex light, Services-Driven Business Model Drives Attractive Financial Metrics Project Services Description Reactors Licensing Fee Assembly & Construction Licensing fees for use of proprietary Xe-100 technology X-energy to coordinate assembly & construction support with customers and 3rd party vendors X-energy is not anticipated to hold inventory associated with assembly & construction Services Project Planning Regulatory Support Procurement Support Ongoing Long-Term Services With knowledge and expertise on licensing, construction, procurement and other processes, X-energy intends to provide customers with a full suite of value-added services during development of the reactor Expected to generate long-term recurring revenue streams (including ongoing maintenance, operator training, etc.) through the 60+ year life of a facility Fuel Initial Fuel Load Annual Refueling X-energy to provide customers with initial fuel load and intends to also generate additional long-term recurring revenue streams from TRISO-X required to refuel plants for the 60+ year life of a facility X-energy does not intend to bear any inventory risk associated with uranium or fuel and instead provides services for customers X-energy has no responsibility for management of spent fuel

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) Category Estimated Gross Margin Cash Revenue Timing FOAK NOAK(1) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1 Æ LT Xe-100 Licensing Fees 100% $75mm $250mm 20% 20% 60% Assembly & Construction(2) 0-10% $700-750mm $550-600mm 25% 25% 25% 25% Fuel Initial Load 5-10% $45-50mm $45-50mm 100% Refueling ~15% ~$10mm / Yr. ~$10mm / Yr. (~$600mm Over Life of Plant) Services Project Planning ~25% ~$10mm / Yr. ~$10mm / Yr. Regulatory & Procurement Support 15-20% ~$150mm / Yr. ~$125mm / Yr. Commissioning Support 60-70% $90-100mm $80-90mm 100% Long-Term Services ~20% ~$7mm / Yr. $4-5mm / Yr. ($240-300mm Over Life of Plant) Note: Assumes 60-year life of plant Model assumes X-energy achieves NOAK status after 25 reactors are put into commercial operation Assumes assembly and construction delivered at cost initially. Gross margins rise to +10% over time as X-energy realizes efficiency gains in assembly and construction processes

ILLUSTRATIVE 4-PACK REACTOR (320MWe) ECONOMICS										
($USD in millions)	**T-6**	**T-5**	**T-4**	**T-3**	**T-2**	**T-1**	**COD**	**T+1**	**➡LT**	**60-Year Life of Plant**
Licensing Fee	-	$50	$50	-	-	-	-	$150	-	$250
Assembly and Construction	-	-	144	144	144	144	-	-	-	575
Fuel	-	-	-	-	-	-	58	10	580	648
Services	10	10	125	125	125	125	90	5	261	875
Revenue	**$10**	**$60**	**$319**	**$269**	**$269**	**$269**	**$147**	**$165**	**$841**	**$2,348**
Licensing Fee	-	$50	$50	-	-	-	-	$150	-	250
% Gross Margin		*100%*	*100%*					*100%*		*100%*
Assembly and Construction	-	-	7	7	7	7	-	-	-	29
% Gross Margin			*5%*	*5%*	*5%*	*5%*				*5%*
Fuel	-	-	-	-	-	-	5	2	87	94
% Gross Margin							*9%*	*15%*	*15%*	*14%*
Services	3	3	22	22	22	22	56	1	52	202
% Gross Margin	*25%*	*25%*	*18%*	*18%*	*18%*	*18%*	*63%*	*20%*	*20%*	*23%*
Gross Profit	**$3**	**$53**	**$79**	**$29**	**$29**	**$29**	**$61**	**$152**	**$139**	**$574**
% Gross Margin	*25%*	*88%*	*25%*	*11%*	*11%*	*11%*	*42%*	*93%*	*17%*	*24%*

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38

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) (Cont’d) Note: Illustrative 4-pack of Xe-100s (320 MWe) economics assume mid-point of estimated gross margins and cash revenues, NOAK status achieved and 60-year life of plant

Delivery Schedule & Other Key Assumptions COD Schedule Range(1) Other Key Assumptions Note: Commercialization assumes regulatory permitting approvals have been obtained to permit construction of a facility as projected. The regulatory permitting process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting Represents COD schedule range for a 4-pack of Xe-100s (320 MWe) Terms of cost sharing agreement subject to ongoing negotiations with X-energy’s utility partner Excluding the Advanced Reactor Demonstration Program ARDP Cash from ARDP cost share program is treated as revenue, with the Company expecting to recognize ~$2bn of revenue (80-85% of direct costs) from 2023 through 2027, split ~$1.2bn of government funding and the remaining revenue assumed to come from our utility partner(2) Upon completion of ARDP, X-energy is expected to have finished (i) the design & licensing of the Xe-100, (ii) the assembly & construction of the first 4-pack Xe-100 reactor and (iii) the construction of the 16 MTU Fuel Fabrication Facility (build out of production capacity to be staged according to demand and optimal capital allocation) Approximately 50-55% of ARDP revenue and ~55% of direct costs to be recognized between 2023 and 2024 Capital Expenditures Fuel Fabrication Facility: $50-60mm per 8 MTU expansion Expansion requires approximately 2 years lead time Each Xe-100 x4 requires ~6.2 MTU for initial load and ~1.8 MTU per year thereafter Annual maintenance of $5-10mm per 8 MTU plant Other Free cash flow breakeven estimated to be achieved upon receiving pre-COD revenue related to the first 1-3 Xe-100 4-pack commercial sales(3) SG&A greater of $65mm per year or 1.25% of total revenue

Transaction Overview

Transaction Overview

Summary

Sources	($ in millions, except per share values)
AAC Cash-in-Trust[2]	$1,000
Series C-2 Financing	75
PIPE Financing	45
X-energy Equity Rollover	2,000
Total Sources	**$3,120**

Uses	
X-energy Equity Rollover	$2,000
Cash to Balance Sheet	1,054
Estimated Transaction Fees	66
Total Uses	**$3,120**

Illustrative Pro-forma Valuation	(in millions, except per share values)
Transaction Share Price	$10.00
Pro-forma Shares Outstanding	325
Equity Value	**$3,245**
(-) Pro-forma Net Cash[3]	(1,031)
Enterprise Value	**$2,214**

Illustrative Pro-forma Ownership (%) at Closing[4,5]

Ares[6] 6%
Series C-2 2%
SPAC Existing Shareholders 31%
Rollover Equity 61%

energy
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41

Transaction Overview Note: Ares Acquisition Corporation (“AAC”), Ares Management Corporation (“Ares Management”) and its affiliates and/or investment vehicles are collectively referred to herein as “Ares” We anticipate that the Series C-2 Financing will close in advance of the SPAC transaction. As a result, (1) the pre-money equity value will increase by the amount of the Series C-2 Financing, (2) the holders of the Series C-2 notes will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and (3) any such discount will be absorbed by the existing X-energy equity holders Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing. Assumes an illustrative closing date of March 31, 2023 Calculated using $23mm of existing net debt as of September 30, 2022 and $1,054mm net cash from the SPAC transaction Per the executed Business Combination Agreement (“BCA”), between AAC and X-energy, AAC's sponsor, Ares Acquisition Holdings LP, will forfeit a portion of its promote shares in the event of shareholder redemptions Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share Includes Ares Management’s shares purchased and committed in the Series C-2 Financing and potential future PIPE Financing; assumes the potential PIPE investors receive common equity at $10 per share; final terms may vary Pre-money equity value of $2.0+ billion in the SPAC merger(1) $75 million secured from institutional / strategic investors in private round of financing (“Series C-2 Financing”), including $30 million from Ares and $45 million from OPG and Segra Capital Management $45 million PIPE commitment by Ares Management (the “PIPE Financing”) All proceeds raised (after transaction costs) will go to the balance sheet For illustrative purposes, the sources and uses below reflect the Series C-2 Financing, PIPE Financing and SPAC Transaction as if they closed at the same time(1) Summary Illustrative Pro-forma Ownership (%) at Closing(4,5) (6)

Selected Publicly Traded Companies

Small Modular Reactors

NUSCALE

Nuclear Services / Equipment

BWXT

Centrus
Fueling the Future of Nuclear Power

MIRION TECHNOLOGIES

Energy Transition

chargepoint

ENPHASE

solaredge

sunnova

sunrun

energy
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42

Selected Publicly Traded Companies Small Modular Reactors Nuclear Services / Equipment Energy Transition Note: Selected Publicly Traded Companies information provided for illustrative purposes only. The Selected Publicly Traded Companies included in this presentation operate in different segments and industries and the projected financial performance and growth are not necessarily indicative of X-energy’s performance or growth.

Selected Publicly Traded Companies – Operational Statistics

REVENUE CAGR
SMR
'24E-'26E
129%
NUSCALE
Nuclear Services / Equipment
'22E-'24E Median: 6%
15%
6%
6%
Centrus
MIRION TECHNOLOGIES
BWXT
Energy Transition
'22E-'24E Median: 31%
49%
34%
31%
26%
11%
chargepoint
sunnova
ENPHASE
solaredge
sunrun
EBITDA MARGIN
SMR
2026E
6% (1)
NUSCALE
Nuclear Services / Equipment
2024E Median: 21%
28%
21%
17%
MIRION TECHNOLOGIES
BWXT
Centrus
Energy Transition
2024E Median: 24%
37%
29%
19%
7%
N.M.
sunnova
ENPHASE
solaredge
sunrun
chargepoint

– – *Median*

energy
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43

SMR ’24E-’26E REVENUE CAGR EBITDA MARGIN Source: Public company filings and broker estimates from CapitalIQ as of 12/2/2022 Note: Metric noted as “N.M.” when metric not available; Information presented includes forecasts and other forward-looking information based on reports, industry publications and other third-party sources and may be incomplete or inaccurate; Actual results may vary 1. Nuscale management estimate of 23% based on cash EBITDA metric disclosed in the April 2022 Investor Presentation; “Cash EBITDA” reflects net income before interest, tax, depreciation and amortization, plus (or minus) any increases (or decreases) in deferred revenue and any decreases (or increases) in work in progress during the year; Work in progress represents the raw materials, labor, and overhead allocated to partially completed power modules SMR 2026E Energy Transition 2024E Median: 25% Nuclear Services / Equipment 2024E Median: 20% Selected Publicly Traded Companies – Operational Statistics (1) FN Median Energy Transition ’22E-’24E Median: 31% Nuclear Services / Equipment ’22E-’24E Median: 6% Energy Transition 2024E Median: 24% Nuclear Services / Equipment 2024E Median: 21% N.M.

Selected Publicly Traded Companies

TEV / REVENUE
SMR
2025E
3.4x
NUSCALE
Nuclear Services / Equipment
2023E Median: 2.9x
3.0x
2.9x
2.0x
BWXT
MIRION
Centrus
Energy Transition
2023E Median: 6.5x
14.8x
12.0x
6.5x
5.8x
2.9x
ENPHASE
sunnova
sunrun
chargepoint
solaredge
SMR
2026E
1.7x
NUSCALE
Nuclear Services / Equipment
2024E Median: 2.7x
2.8x
2.7x
1.8x
BWXT
MIRION
Centrus
Energy Transition
2024E Median: 5.7x
11.7x
9.2x
5.7x
4.0x
2.9x
ENPHASE
sunnova
sunrun
chargepoint
solaredge
Median

energy
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44

Source: Public company filings and broker estimates from CapitalIQ as of 12/2/2022 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available SMR 2026E TEV / REVENUE Selected Publicly Traded Companies SMR 2025E Energy Transition 2023E Median: 6.5x Nuclear Services / Equipment 2023E Median: 2.9x Energy Transition 2024E Median: 5.7x Nuclear Services / Equipment 2024E Median: 2.7x Median

Selected Publicly Traded Companies (Cont'd)

TEV / EBITDA
SMR
2025E
N.M.
NUSCALE
Nuclear Services / Equipment
2023E Median: 11.8x
14.8x
11.8x
11.6x
BWXT
Centrus
MIRION
Energy Transition
2023E Median: 30.0x
36.7x
23.4x
N.M
N.M
N.M.
sunnova
solaredge
ENPHASE
chargepoint
sunrun
SMR
2026E
28.9x
NUSCALE
Nuclear Services / Equipment
2024E Median: 10.5x
13.6x
10.5x
10.0x
BWXT
Centrus
MIRION
Energy Transition
2024E Median: 24.9x
39.9x
24.9x
18.5x
N.M
N.M.
ENPHASE
sunnova
solaredge
chargepoint
sunrun
Median

Source: Public company filings and broker estimates from CapitalIQ as of 12/2/2022 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available TEV / EBITDA Selected Publicly Traded Companies (Cont’d) N.M. N.M N.M. SMR 2026E SMR 2025E N.M. N.M Median Energy Transition 2023E Median: 30.0x Nuclear Services / Equipment 2023E Median: 11.8x Energy Transition 2024E Median: 24.9x Nuclear Services / Equipment 2024E Median: 10.5x N.M

Appendix

Term/Abbreviation Meaning Baseload Power The minimum amount of electric power delivered or required over a given period of time at a steady rate. Baseload Power Source Base load power sources are the plants that operate continuously to meet the minimum level of power demand 24/7. Brownfield site A brownfield site is any previously developed land that is not currently in use. Capacity Factor The measure of actual energy produced versus the maximum that could be produced at full output for the same period. COD Commercial operations date. DOE (Department of Energy) The Department of Energy administers aspects of the country's energy policy. The Department of Energy also funds scientific research in the field. Category II Category II facilities are licensed to possess special nuclear material of moderate strategic significance. These facilities include HALEU fuel cycle facilities, some non-power reactors and some medical isotope facilities. EPZ (Emergency Planning Zone) A zone around a nuclear power plant in which emergency protective action plans are designed to avoid or reduce radiation doses from inhaling radioactive particles. FOAK (First of a Kind) Used in engineering economics where the first item or generation of items using a new technology or design can cost significantly more than later items or generations. Generation IV Advanced Nuclear Technologies A broad class of nuclear reactors and other technologies that are non-light water based technologies that have been designed in order to remedy weaknesses associated with traditional light water reactor designs. HALEU (High-Assay Low-Enriched Uranium) Uranium that has been enriched to between 5% and 20%. Intermittence Inability of a renewable energy source to deliver a steady supply of electricity. For example, solar power stops at night and wind power stops when there is not enough wind. IRA (Inflation Reduction Act of 2022) The Inflation Reduction Act of 2022 is the FY2022 reconciliation bill, which sets out to reduce the national deficit, address climate change, invest in clean energy, lower the cost of health insurance and prescription drugs, and reform and enforce the tax code. KWh (Kilowatt Hour) One kilowatt of power for one hour. Load Following A power plant that is able to adjust its power output on demand in order to follow changes in electric grid demand throughout the day. MWe (Megawatt electric) A megawatt electric is one million watts of electricity generation capacity. NOAK (Nth of a kind) Later example of new technology or design that typically costs significantly less than previous examples. NRC (Nuclear Regulatory Commission) An independent agency of the United States government tasked with protecting public health and safety by regulating civilian uses of nuclear materials, including for nuclear energy. Glossary

Risk Factors Our business requires substantial investment. At the time of business combination announcement, the aggregate commitments to the Series C-2 Financing and PIPE Financing are sufficient to satisfy the minimum cash condition for the transaction; however, the commitments will not be sufficient to finance the total capital required for the business plan. To the extent we have significant redemptions in connection with this business combination or are unable to raise the level of capital we contemplate as part of the business combination, we will be required to make significant adjustments to our business plans in light of our available capital resources. For example, we will have to reduce future costs, which could materially impact our business plan, including potentially deferring our TRISO-X fuel fabrication facility, not pursuing some of our other strategic objectives and/or limiting the resources available to further develop our design, sales and manufacturing efforts. Our corporate expenditures, including our corporate level outspend, is subject to numerous risks and uncertainties, including uncertainties related to the impact of inflation, evolving regulatory requirements, raw material availability, global conflicts, global supply chain challenges and component manufacturing and testing uncertainties, among other factors. Accordingly, it is possible that our overall cash outspend could be higher than the levels we currently estimate, and any increases could have a material adverse affect on our business, financial condition and results of operations. In order to fulfill our business plan, we may require additional funding. To the extent we require additional funding in the future, such funding may be dilutive to our investors and no assurances can be provided as to terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions at the time we seek such funding and the progress of our business. If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed. We have not yet delivered the Xe-100, Xe-1 or any other SMR to customers and do not currently have any pre-orders for any of our reactors, and any setbacks we may experience during our first commercial delivery planned for 2029 and other demonstration and commercial missions or failure to obtain pre-orders could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation. Beginning in 2025, we will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development. Any delays to our planned commercial deliveries beginning in 2029 or pre-sales expectations could jeopardize our ability to maintain such funding and have a material adverse effect on our business, financial condition and results of operation. The amount of time and funding needed to bring our nuclear fuel to market may greatly exceed our projections. We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. Continued full funding of the Advanced Reactor Demonstration Program (“ARDP”) is also subject to future government appropriations and continued political support. The termination or failure to fund, or negative audit findings for, one or more of these contracts or the ARDP program could have an adverse impact on our business, financial condition, results of operations and cash flows. We and our customers operate in a politically sensitive environment, and the public perception of nuclear energy can affect our customers and us. Accidents involving nuclear power facilities, including but not limited to events similar to any of the Three Mile Island, Chernobyl or Fukushima Daiichi nuclear accidents, or terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate and potentially decrease demand for nuclear energy or facilities, increase regulatory requirements and costs or result in liability or claims that could materially and adversely affect our business. The market for SMRs generating nuclear power is not yet established and may not achieve the growth potential we expect or may grow more slowly than expected. There is limited operating experience for reactors of this type, configuration and scale, which may result in greater than expected construction cost, maintenance requirements, operating expense or delivery timing. Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share. We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized and are being designed for first-of-a-kind or sole use in the Xe-100. We may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms. The Xe-100 design has not been approved, nor has it been licensed for use at any site, by the NRC or the Canadian Nuclear Safety Commission, and its approval or licensing is not guaranteed. Even if Xe-100 is approved in the United States and Canada, we must still obtain approvals on a country by country basis before we can sell our products in such country, which approvals may be delayed or denied or which may require modification to our design. Any delays in the development and manufacture of our SMRs and related technology may adversely impact our business and financial condition. The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect our business. Changes in the availability and cost of electricity, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business. Our customers must obtain additional regulatory approvals before they construct power plants using Xe-100 and approvals may be denied or delayed. We are part of the nuclear power industry, which is highly regulated. Our fuel designs differ from fuels currently licensed and used by commercial nuclear power plants. The regulatory licensing and approval process for nuclear power plants to operate with our nuclear fuels may be delayed and made more costly, and industry acceptance of our nuclear fuels may be hampered. The operations of our planned fuel facility in Tennessee, and any future facilities, will be highly regulated by the U.S. federal and state-level governmental authorities, including the NRC as well as the State of Tennessee and the other jurisdictions in which we may establish operations. Our operations could be significantly impacted by changes in government policies and priorities. We must obtain governmental licenses to possess and use radioactive materials, including isotopes of uranium, in our fuel facility operations. Failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to fabricate TRISO-X fuel for our customers, who will be entirely reliant on us for fuel, and have a material adverse effect on our business, financial condition and results of operation. We must complete nuclear grade material qualifications and obtain regulatory approvals for the use of various materials in our TRISO-X fuel and our reactor designs. This includes long lead time irradiation testing and analysis, which may require redesign or use of alternative suppliers if results are unsatisfactory. Further, certain key nuclear grade materials and components, such as graphite, are only produced in limited quantity and predominantly outside of the United States. Cultivating expanded foreign or domestic U.S. supply chain manufacturing capacity for key materials and components depends on cooperation from government and supply chain partners that may result in shortages and delays if not accomplished within assumed timelines or costs. Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence. If we are unable to access high-assay low-enriched uranium (“HALEU”), our ability to manufacture TRISO-X fuel will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Historically, Russia has been a significant global supplier of HALEU, but due to the ongoing war in Ukraine and associated U.S. sanctions imposed on Russia, we are highly dependent on the U.S. government for access to HALEU. We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations. Our business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto. The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget or appropriations process for any government fiscal year could have an adverse impact on our business, financial condition, results of operations and cash flows. Our customers could incur substantial costs as a result of violations of, or liabilities under, environmental laws. Changes in tax laws could adversely affect our business prospects and financial results. We rely on intellectual property law and confidentiality agreements to protect our intellectual property. We also rely on intellectual property we license from third parties. Our failure to protect our intellectual property rights, our infringement of third party intellectual property or our inability to obtain or renew licenses to use intellectual property of third parties, could adversely affect our business. We are subject to information technology and cyber security threats which could have an adverse effects, including regulatory, on our business and results of operations. A pandemic outbreak of a novel strain of coronavirus, also known as COVID-19 has disrupted and may continue to adversely affect our business operations and our financial results. Uncertain global macro-economic and political conditions could materially adversely affect our results of operations and financial condition. We depend on key executives and management to execute our business plan and conduct our operations. A departure of key personnel could have a material adverse effect on our business. Our business plan requires us to attract and retain, qualified personnel including personnel with highly technical expertise. Were we not to be able to successfully recruit and retain experienced and qualified personnel, it could have a material adverse effect on our business. As a growth-oriented company, our securities have been subject to downward pressures in recent months, including inflationary pressures, increases in interest rates and other adverse economic and market forces, which may result in high redemptions of the cash available from the trust fund. If there are substantial redemptions, there will be a lower float of our common stock outstanding, which may cause further volatility in the price of our securities and adversely impact our ability to secure financing following the closing of the Business Combination.

Endnotes Infrastructure Investing Accolades Note: There may be other award categories for which Ares, its funds or its portfolio companies were considered but did not receive awards. The awards noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance. All investments involve risk, including loss of principal. Infrastructure Investors selected Ares Infrastructure Opportunities for Private Lender of the Year – Global, Renewables Investors of the Year – North America, Renewables Deal of the Year – Global (Apex Clean Energy) for the year 2021. Ares received the awards represented by survey participants that voted independently. In addition, survey participants could nominate another firm not listed in the category. Infrastructure Investors is a publication that covers the flow of private capital into infrastructure projects around the world, as published by PEI, which is a group focused exclusively on private equity, private debt, private real estate and infrastructure and agri-investing. Ares was selected as the winner of the aforementioned awards through a selection process by those persons choosing to vote in each category, which may include firms that submitted for awards, but which are not allowed to vote for themselves. Ares did submit for these categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. Power Finance & Risk (PFR) selected Ares Infrastructure Opportunities for Private Equity Sponsor of the Year, and Credit Fund Manager of the Year for the year 2020. Ares received the awards represented by survey participants that voted independently. PFR provides news, analysis, proprietary data and perspectives on financing and M&A in the power and utilities industries and alternative energy firms, covering the Americas. Ares was selected as the winner of the aforementioned awards through a selection process by unprecedented judging panel comprising 45 senior market participants from across project development, banking, law and investing. The PFR editorial team combined the feedback obtained in these interviews with PFR’s own reporting and data to determine the final winners. Ares did submit for categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. IRA Potential Value Creation Assumptions Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero, electricity must be produced in the U.S. and sold to “unrelated persons,” facility meets U.S. Labor Department "prevailing wage" and "apprenticeship" standards Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 The "prevailing wage" and "apprenticeship" standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero and facility meets U.S. Labor Department "prevailing wage" and "apprenticeship" standards. Credits are subject to recapture if eligibility requirements are not maintained or if the facility is sold Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 The "prevailing wage" and "apprenticeship" standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance Hours in a year times 1,000 Shown in 2022 dollars. Tax credit will step-up annually with inflation. No inflation shown above X-energy management's estimate for a customer's direct costs to construct a 4-pack XE-100 reactor. Subject to diligence and IRS rule making process on expense eligibility for investment tax credit X-energy assumption not explicitly included in IRA; similar provisions have been included in prior renewables tax credit programs